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As filed with the Securities and Exchange Commission on May 18, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SAMSONITE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3100 (Primary Standard Industrial Classification Code Number)	36-3511556 (I.R.S. Employer Identification Number)
11200 East 45th Avenue Denver, Colorado 80239 (303) 373-2000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Deborah Rasin, Esq.
Vice President-Legal, General Counsel and Assistant Secretary
11200 East 45th Avenue
Denver, Colorado 80239
(303) 373-2000
(303) 373-6300 (facsimile)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gregory A. Fernicola, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)	Sebastian R. Sperber, Esq. Cleary Gottlieb Steen & Hamilton LLP City Place House 55 Basinghall Street London EC2V 5EH 44 20 7614 2200 44 20 7600 1698 (facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$300,000,000	$32,100

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares subject to the underwriters' over-allotment option.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

          This registration statement relates to a global offering of shares of common stock of Samsonite Corporation. In connection with the global offering, Samsonite will have its shares of common stock listed on the Official List of the U.K. Financial Services Authority and admitted to trading on the London Stock Exchange, which is expected to be the principal trading market for Samsonite's common stock following the offering. The form of prospectus to be used outside of the United States (the "Non-U.S. Prospectus") will be identical to the form of prospectus to be used in the United States (the "U.S. Prospectus"), except that the Non-U.S. Prospectus will have a different cover page and will contain certain legends and required disclosures in the pages immediately following the cover page. The form of U.S. Prospectus follows immediately after this Explanatory Note. Following the form of U.S. Prospectus are the alternate cover and other pages for the Non-U.S. Prospectus, each of which is marked "Alternate Page for Non-U.S. Prospectus".

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

PROSPECTUS

Preliminary Prospectus dated May 18, 2006

             Shares

Common Stock

          This is a public offering of shares of our common stock (the "Shares"). Samsonite Corporation is selling              Shares and certain of our stockholders are selling              Shares at an offer price expected to be between              pence and              pence per Share. We will not receive any proceeds from the sale of Shares offered by the selling stockholders.

          Investing in the Shares involves risks that are described in the "Risk Factors" section beginning on page 14 of this prospectus.

          Our Shares are currently traded in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "SAMC.OB". Price quotations are also available on the Over-The-Counter Bulletin Board (the "OTCBB"). On May 17, 2006, the best bid price and last sale price of the Shares as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB at www.otcbb.com were $1.06 per share and $1.02 per Share, respectively.

          Application will be made for our Shares to be admitted to the Official List of the U.K. Financial Services Authority and to trading on the London Stock Exchange under the symbol "    " (together referred to as "Admission").

	Per Share	Total
Public offering price	£	£
Underwriting discount	£	£
Proceeds before expenses, to us	£	£
Proceeds before expenses, to the selling stockholders	£	£

          If the underwriters sell more Shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             Shares from certain of the selling stockholders to cover such sales. They may exercise that option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The Shares will be ready for delivery on or about                          , 2006.

Joint Bookrunners, Global Coordinators and Sponsors

Merrill Lynch & Co.	Goldman Sachs International

Co-Lead Managers

Morgan Stanley	UBS Investment Bank

The date of this prospectus is                          , 2006

          No dealer, salesperson or other person is authorised to give any information or to represent anything not contained in this document. You must not rely on any unauthorised information or representations. This document is an offer to sell only the Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this document is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          The U.S. Securities Exchange Commission, or SEC, encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. We make these types of statements directly in this document. Words such as "anticipates", "estimates", "expects", "projects", "intends", "plans", "believes" and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements.

          These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

  •
  a general decrease in travel levels or a downturn in the economy;

  •
  our inability to respond to changes in consumer demands and market trends;

  •
  our inability to implement our growth strategies, including our retail strategy;

  •
  a failure to maintain effective distribution channels;

  •
  the loss of any key license under which we manufacture and market goods;

  •
  a failure by our vendors to manufacture or deliver products in a timely, cost-effective manner or to meet our quality standards;

  •
  a failure to protect and promote our trademarks, patents and other proprietary rights;

  •
  an increase in competitive pressure among companies in our industry;

  •
  actions taken by Ares Management, LLC, or, together with its affiliates, Ares, Bain Capital (Europe) LLC, or Bain Capital, and the Ontario Teachers Pension Plan Board, or OTPP, together referred to in this document as the "Major Stockholders";

  •
  fluctuations in currency exchange and translation rates;

  •
  complications in connection with our implementation of SAP information management software;

  •
  our plans to relocate certain of our management functions to the United Kingdom;

  •
  an increase in interest rates that causes our borrowing costs to rise; and

  •
  adverse changes in the securities markets generally.

          All forward-looking statements reflect our present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors under "Risk Factors" set out in Part II of this document, as well as any cautionary language in this document, provide examples of these risks and uncertainties. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this document. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

          Unless otherwise indicated, financial information in this document has been prepared in conformity with accounting principles generally accepted in the United States, or U.S. GAAP. This document contains audited financial information for the three year period ended January 31, 2006 prepared in accordance with U.S. GAAP. Prior to Admission, this document will be amended to include unaudited financial information for the three months ended April 30, 2006 prepared in accordance with U.S. GAAP. U.S. GAAP and International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board as adopted by the European Commission for use in the European Union differ in certain significant respects. A summary of certain differences between U.S. GAAP and IFRS relevant to us is set out in Part VIII of this document.

          We and our U.S. subsidiaries prepare our financial statements according to a fiscal year ending on January 31, but our non-U.S. subsidiaries prepare their financial statements according to a fiscal year ending on the previous December 31. The consolidated accounts for our group are prepared for a fiscal year ending on January 31, and we consolidate accounts prepared to the same date for us and our U.S. subsidiaries and to the previous December 31 for our non-U.S. subsidiaries. All financial information in this document is given on a consolidated basis for our group. References in this document to a fiscal year denote the calendar year in which the fiscal year for our consolidated financial statements ended (for example, the "2006 fiscal year" or "fiscal year 2006" refer to the 12 months ended January 31, 2006).

          We are in the process of replacing all of our various business information systems worldwide with the SAP Enterprise Resource Planning (ERP) system. As part of this process, we may change the fiscal year according to which we prepare our consolidated financial statements so that it ends on December 31. If we change our fiscal year, our first set of consolidated results following Admission will be our results for the period ending December 31, 2006. This will consolidate our financial statements and those of our U.S. subsidiaries for the 11 months ended December 31, 2006 and the financial statements of our non-U.S. subsidiaries for the 12 months ended December 31, 2006. However, there can be no assurance that we will be able to successfully implement our ERP system on the planned timetable. If implementation is delayed, we may not change the fiscal year according to which we prepare our consolidated financial statements until the period ending on December 31, 2007. See "Risk Factors — Risks Related to Our Business and Industry — Our business may be adversely affected if we encounter complications in connection with our implementation of SAP information management software" in Part II of this document. References in this document to the "2007 fiscal year" or "fiscal year 2007" refer to the fiscal year ending on January 31, 2007 or, assuming we change our fiscal year as we expect, to the fiscal year ending on December 31, 2006.

Share Information

          Prior to completion of the global offering, each of our Shares issued and outstanding on the date of Admission will be converted into and reconstituted into a smaller number of Shares represented by the ratio of one-for-             Shares, as described under paragraph 2.5 of "Additional Information" set out in Part XVI of this document. Unless otherwise indicated and save for information contained in our historic financial statements set out in Part XIV of this document, once this ratio has been determined, all historic share numbers, share prices and other share related information presented in this document will be adjusted to reflect what such share numbers, share prices and other share related information would have been had the stock consolidation already taken place at the relevant time.

          In addition, unless otherwise indicated and save for information contained in our historic financial statements set out in Part XIV of this document, any information that we provide in this document in relation to our expected share capital immediately following Admission or other share ownership numbers will be adjusted to take account of the automatic conversion of our existing issued 2003 convertible preferred stock (the "2003 convertible preferred stock") into Shares that will take place automatically upon Admission in accordance with the terms of such 2003 convertible preferred stock. Such conversion includes the acceleration of the accrual of dividends as follows. Immediately prior to completion of the global offering, the accrual of dividends on our 2003 convertible preferred stock for the period up to and including the dividend payment date falling on June 15, 2007 shall be accelerated and be deemed to have fully accrued. Such conversion also assumes that no dividends on our 2003 convertible preferred stock have been paid and that no shares of our 2003 convertible preferred stock have been converted into Shares until their automatic conversion in connection with the global offering. On this basis, immediately prior to the global offering, each share of our 2003 convertible preferred stock will automatically convert into 3,236.4929 Shares. As of March 31, 2006, assuming the accelerated accrual of dividends, there were 159,082 shares of 2003 convertible preferred stock outstanding and they would have been convertible into 514,867,765 Shares. The actual 2003 convertible preferred stock conversion rate is subject to adjustment in the event that any unpaid 2003 convertible preferred stock dividends are paid prior to any such conversion.

          For further information on our capitalisation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capitalisation and Indebtedness Statement" set out in Part VII of this document and "Additional Information — Share Capital" set out in Part XVI of this document.

Industry and Market Data

          Market data and other statistical information used throughout this document are based on independent industry publications, reports by market research firms or other published independent sources such as Global Industry Analysts, Inc., or GIA, and Hall and Partners. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

Other Information

          In this document, references to the "United States" or "U.S." are to the United States of America and references to "U.S. dollars" or "$" are to the lawful currency of the United States, references to "pound", "pounds sterling", "sterling", "£" or "p" are to the lawful currency of the United Kingdom, references to the "E.U." are to the European Union, and references to "euro", "€" or "EUR" are to the currency introduced on January 1, 1999 pursuant to the Treaty on European Union signed in 1992. We prepare our financial statements in U.S. dollars.

          Unless the context requires otherwise all references herein to "Samsonite", "our group", "we", "our" or "us" mean Samsonite Corporation and its consolidated subsidiaries, and references to the "Company" are to Samsonite Corporation only.

EXCHANGE RATE VARIATION

          The following chart indicates (i) for the period from February 1, 2003 through January 31, 2006, our fiscal year period end, period average and high and low Noon Buying Rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York and (ii) for the period from February 1, 2006 to May 16, 2006, the monthly period end, period average and high and low Noon Buying Rates, in each case expressed in U.S. dollars per £1.00. The rates below may differ from the actual rates used in the preparation of the combined financial statements and other financial information which appear elsewhere in this document. Our inclusion of these exchange rates is for illustrative purposes only and does not mean that the sterling amounts actually represent such dollar amounts or that such sterling amounts could have been converted into U.S. dollars at any particular rate, if at all. The Noon Buying Rate of the pound on May 16, 2006 was U.S.$1.88= £1.00.

	U.S. dollars per £1.00
	High	Low	Period Average(1)	Period End
Fiscal Year
2004	1.85	1.55	1.65	1.82
2005	1.95	1.75	1.84	1.89
2006	1.93	1.71	1.81	1.78
Month in 2006
February	1.78	1.73	1.75	1.75
March	1.76	1.73	1.74	1.74
April	1.82	1.74	1.77	1.82
May (through May 16, 2006)	1.89	1.83	1.86	1.88

Note:

(1)
The average of the Noon Buying Rates on the last business day of each month during the relevant period for yearly averages; on each business day of the month (or portion thereof) for monthly averages.

          Fluctuations between the pound and the U.S. dollar will affect the U.S. dollar equivalent of the sterling price of the Shares traded on the London Stock Exchange. Such fluctuations also will affect the sterling amounts received by U.K. stockholders upon conversion of cash dividends, if any, paid in U.S. dollars with respect to the Shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to you on the SEC's website at http://www.sec.gov. We also make available on our website our annual reports on Form 10-K and quarterly reports on Form 10-Q, as soon as reasonably practicable after filing such materials with the SEC.

ENFORCEABILITY OF JUDGMENTS

          We are incorporated in the State of Delaware under the Delaware General Corporation Law, or DGCL. Certain of our directors and executive officers are citizens or residents of countries other than the United States. All or a substantial portion of the assets of such persons and a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them judgments of U.S. courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. There is substantial doubt as to the enforceability in the United Kingdom in original actions or in actions for enforcement of judgments of U.S. courts, based on the civil liability provisions of U.S. federal securities laws.

DIRECTORS, SECRETARY, REGISTERED OFFICE, HEAD OFFICE AND ADVISERS

Directors

Marcello Bottoli	President and Chief Executive Officer, Director
Charles J. Philippin	Non-Executive Director
Ferdinando Grimaldi Quartieri	Non-Executive Director
Antony P. Ressler	Non-Executive Director
Lee Sienna	Non-Executive Director
Donald L. Triggs	Non-Executive Director
Richard T. Warner	Non-Executive Director
Melissa Wong Bethell	Non-Executive Director
Jeffrey B. Schwartz	Non-Executive Director

          Prior to Admission, we expect that Mr. Richard Wiley, who is one of our executive officers serving the role of Chief Financial Officer, Treasurer and Secretary, will be appointed to our Board of Directors as an executive Director. In addition, prior to or as soon as practicable after Admission, we expect that certain of the non-executive Directors currently on our Board of Directors will resign from their positions. Prior to or as soon as practicable after Admission, we also expect to appoint a non-executive Chairman and one new non-executive Director to our Board of Directors. We expect to make these changes to the composition of our Board of Directors in order to reconstitute our Board of Directors in a manner that will reflect more closely the recommendations set out in the U.K. Combined Code on Corporate Governance in relation to Board composition. See "Directors, Executive Officers and Corporate Governance — Corporate Governance" set out in Part V of this document. There can be no assurance that these changes will be effected prior to or soon after Admission or at all. In addition, if the global offering does not proceed, we may not make any such changes to the composition of our Board of Directors.

Registered Office

Samsonite Corporation
c/o Prentice-Hall Corporation System, Inc.
2711 Centerville Road, Ste. 400
Wilmington, Delaware 19808

Head Office and Directors' Addresses

Samsonite Corporation
11200 East 45th Avenue
Denver, Colorado 80239

Advisers

Joint Bookrunners, Global Coordinators and Sponsors

Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB
Co-Lead Managers
Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA	UBS Limited 1 Finsbury Avenue London EC2M 2PP
Legal Advisers to Samsonite Corporation
As to English Law: Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street Canary Wharf London E14 5DS	As to U.S. law: Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036

Legal Advisers to the Joint Bookrunners, Global Coordinators and Sponsors
As to English law: Linklaters One Silk Street London EC2Y 8HQ	As to U.S. law: Cleary Gottlieb Steen & Hamilton LLP City Place House 55 Basinghall Street London EC2V 5EH
Independent Registered Public Accounting Firm	Reporting Accountants
KPMG LLP (US) 707 Seventeenth Street, Suite 2700 Denver, Colorado 80202	KPMG LLP 8 Salisbury Square London EC4Y 8BB

Registrar and Receiving Agent

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 1XZ

GLOBAL OFFERING STATISTICS

Offer price range(1)	pence to pence
Number of Shares in the global offering
sold by selling stockholders(2), (3)
issued by Samsonite(2)
Number of Shares subject to the over-allotment option(4)
Number of Shares in issue following the global offering(2)
Expected market capitalisation(2)	£
Estimated gross proceeds of the global offering receivable by selling stockholders(2), (5)	£
Estimated gross proceeds of the global offering receivable by Samsonite(2), (6)	£

Notes:

(1)
It is expected that the offer price will be within the offer price range. The offer price range is indicative only and may change during the course of the global offering, and the offer price may be set within, above or below the offer price range. The initial offer price for our Shares will be determined by us, the Major Stockholders and the underwriters following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to the market valuation of companies in related businesses. The offer price may differ significantly from prices prevailing in over-the-counter transactions and price quotations that have historically been available. See "Details of the Global Offering — Allocation and Pricing" set out in Part XV of this document.

(2)
Based on an offer price of             pence, being the mid-point of the offer price range.

(3)
The aggregate number of Shares to be sold by the selling stockholders is dependent on the offer price and may be higher or lower than this number. Other factors which may influence the number of Shares to be sold include prevailing market conditions and the composition and quality of the order book for our Shares following a bookbuilding process.

(4)
This figure will be up to    per cent of the aggregate number of Shares made available in the global offering and is subject to pro rata increase or decrease in the event that the aggregate number of Shares available under the global offering is increased or decreased, as the case may be.

(5)
Assumes no exercise of the over-allotment option.

(6)
Given the amounts of proceeds we and the selling stockholders hope to raise in the global offering, a £1.00 increase (decrease) from the mid-point of the offer price range would increase (decrease) the number of Shares being sold by the selling stockholders and us by              Shares and              Shares, respectively. Any such changes in the number of Shares being offered and sold would have a corresponding impact on the percentage of Shares held by the selling stockholders after the global offering.

          The initial offer price range should not be relied on as indicative of the price or value of our Shares and, save for any responsibility or liability that may be imposed by the FSMA or the regulatory regime established thereunder or by other applicable law, we, the selling stockholders and the underwriters disclaim all liability or responsibility whether arising in contract, tort or otherwise to persons acting or relying on the offer price range as indicative of the price or value of our Shares.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	2006
Announcement of offer price and allocation
Publication of prospectus containing the offer price
Commencement of conditional dealings on the London Stock Exchange
Admission and commencement of unconditional dealings on the London Stock Exchange	8.00 a.m. on
DTC accounts and CREST accounts credited
Where applicable, dispatch of definitive share certificates

          All times are London times. Each of the times and dates in the above timetable is subject to change.

          It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

PART I: SUMMARY INFORMATION

          The following summary should be read as an introduction to this document. It does not purport to be complete. Any decision to invest in the Shares should be based on consideration of this document as a whole by the investor and not solely on this summarised information. Where a claim relating to the information contained in this document is brought before a court in a Member State of the European Economic Area, or EEA, the plaintiff investor might, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating this document before legal proceedings are initiated. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each member state of the EEA, no civil liability will attach to those persons responsible for this summary in any such member state, including any translations of this summary, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this document.

Information on Samsonite

          We are one of the world's largest and most recognised designers and distributors in the luggage industry, as well as one of the leading distributors of business, computer, outdoor, and casual bags. We sell our products under a number of well-known brand names, primarily Samsonite® Black Label, Samsonite®, and American Tourister®, and licensed brand names such as Lacoste®. We also intend to start distributing licensed Timberland® products in fiscal year 2007. With net sales of $966.9 million for fiscal year 2006, an increase of approximately 7.1 per cent from the preceding fiscal year, we are the leader in the global luggage industry and significantly larger than any of our regional competitors. Our net sales for fiscal years 2005 and 2004 were $902.9 million and $776.5 million, respectively. Our compound annual growth rate, or CAGR, on sales since fiscal year 2003 is 8.7 per cent. In fiscal year 2006, we had consolidated net income before preferred stock dividends of $13.3 million, compared to a loss of $9.7 million before preferred stock dividends in fiscal year 2005 and net income of $2.8 million before preferred stock dividends in fiscal year 2004. In fiscal year 2006, we had a net loss to common stockholders (after preferred stock dividends) of $1.5 million compared to a net loss to common stockholders of $23.4 million and $28.3 million in fiscal years 2005 and 2004, respectively.

          Our product assortment includes product lines appealing to a broad range of consumers, from those focused on luxury under the Samsonite® Black Label product lines; quality, functionality and durability under the Samsonite® lines; or value-consciousness under the American Tourister® brand. In addition to using our Samsonite® and American Tourister® brand names on the products we manufacture or distribute, we license these brand names to third parties for use on products that include travel accessories, leather goods, furniture and other products.

          Our products are sold in more than 100 countries at various types of retail establishments, including 284 Samsonite-operated retail stores in North America, Europe, Asia and Latin America, over 150 shop-in-shop corners principally in Asia and 173 franchised retail stores, principally in India and South Korea. In addition, our products are sold through www.samsonitecompanystores.com, www.samsoniteblacklabel.com and the websites of many of our customers. We design the majority of our luggage products at our facilities in Europe, North America and Asia. Our products are produced by carefully selected third party suppliers or Samsonite-operated manufacturing facilities. Sales in Europe, North America and in our other markets (including Asia and Latin America) comprised 43.2 per cent, 37.6 per cent and 17.5 per cent of our net sales, respectively, in fiscal year 2006. Licensing revenues comprised the remaining 1.7 per cent of total revenues.

          Our principal corporate office is at 11200 East 45th Avenue, Denver, Colorado 80239, our telephone number is + 1 303 373 2000, and our main website is www.samsonite.com. In May 2006, we are opening a new executive office at Samsonite House, 4 Mondial Way, Harlington, Middlesex UB3 5AR, United Kingdom, where our Chief Executive Officer and executives responsible for core global functions will be based.

Competitive Strengths

          We have a premier global brand franchise in a leading industry position based on:

  •
  our complementary portfolio of strong, well-known brands;

  •
  our worldwide distribution; and

  •
  leading global brand awareness fuelled by increasing marketing and advertising.

          We have strong growth prospects based on our:

  •
  operation in a dynamic industry;

  •
  diversified and steady revenue stream; and

  •
  industry leading position in product innovation.

          We have superior operating performance based on:

  •
  an effective global manufacturing and sourcing network; and

  •
  sustained and reliable cash flow generation.

          We also have an experienced and incentivised management team.

Strategy

          We are pursuing strategic initiatives that are designed to capitalise on our underlying business strengths, growing and diversifying our revenue stream, improving our profitability and enhancing the resiliency of our business. Key elements of our business development strategies include:

  •
  introducing a stream of innovative and contemporary products into the market;

  •
  strengthening support behind our brand and product marketing and advertising;

  •
  expanding our retail distribution platform;

  •
  pursuing expansion opportunities in high-growth geographic markets;

  •
  exploiting new business opportunities;

  •
  improving our gross margins; and

  •
  continuing to improve operating efficiencies and cash flow generation.

Summary Financial Information

          The table below sets out our summary financial information for the periods indicated. The data has been extracted without material adjustment from, and should be read in conjunction with, our consolidated financial statements prepared in accordance with U.S. GAAP. U.S. GAAP and IFRS differ in certain significant respects.

	Year ended January 31,
	2006	2005 (restated)(1)	2004 (restated)(1)	2003 (restated)(1)	2002
	(in thousands, except per Share amounts)
Statement of Operations Data
Net Sales	$966,886	902,896	776,451	752,402	743,082
Gross Profit	$470,381	417,014	347,907	321,294	299,282
Gross Margin Percentage	48.7%	46.2%	44.8%	42.7%	40.3%
Operating Income	$73,035	65,735	67,690	68,739	20,767
Net Income (Loss)	$13,321	(9,698)	2,751	(2,455)	(33,554)
Preferred Stock Dividends and Accretion of Preferred Stock Discount	$(14,831)	(13,683)	(31,055)	(42,837)	(37,505)
Net Loss to Stockholders	$(1,510)	(23,381)	(28,304)	(45,292)	(71,059)
Weighted Average Shares Outstanding — Basic and Diluted	226,587	224,764	122,842	19,863	19,809
Loss per Share — Basic and Diluted(2)	$(0.01)	(0.10)	(0.23)	(2.28)	(3.59)

Balance Sheet Data (as of end of period)
Cash and Cash Equivalents	$85,448	56,378	29,524	22,705	69,390
Property, Plant and Equipment, Net	$89,100	98,810	114,471	112,895	113,317
Total Assets	$567,251	563,083	501,888	493,664	529,864
Long-Term Obligations (including Current Installments)	$297,832	338,841	327,567	423,155	472,373
Stockholders' Deficit	$(51,213)	(56,342)	(29,385)	(470,447)	(401,399)
Cash Dividend Declared per Common Share	$—	—	—	—	—

Notes:

(1)
We have restated our consolidated financial statements for fiscal years 2005, 2004 and 2003 to correct an error in computing our deferred tax asset valuation allowance. See Note 2 to the consolidated financial statements included elsewhere herein.

(2)
Loss per Share — basic and diluted for the fiscal years 2006, 2005, 2004, 2003 and 2002 was computed based on the weighted average number of Shares outstanding during the respective periods. Basic loss per Share and diluted loss per Share are the same because the net loss to stockholders causes potentially dilutive Shares for options, warrants, and convertible preferred stock to be anti-dilutive.

Risk Factors

Risks Related to Our Business and Industry

  •
  Events which negatively affect consumer travel levels, or a downturn in the economy, negatively affect our business.

  •
  Our inability to respond to changes in consumer demands and market trends could adversely affect our sales.

  •
  Our ability to continue our sales growth is dependent upon the further implementation of our growth strategies, which we may not be able to sustain.

  •
  Part of our retail strategy relies upon our ability to lease quality locations at competitive prices. We may incur significant costs if our retail strategy fails and we are forced to close retail locations.

  •
  We must be able to maintain effective distribution channels that serve our customers' purchasing patterns, and control over our wholesale and license distribution channels is critical.

  •
  Some of our product lines are manufactured under licensed trademarks and any failure to retain or renew such licenses on acceptable terms may have an adverse effect on our business.

  •
  Brand recognition and image are important to the success of companies in our industry.

  •
  We may not be able to realise the cost-saving benefits associated with the use of overseas third party vendors, and our vendors may be unable to deliver products in a timely cost-effective manner or to meet our quality standards.

  •
  We are dependent on our trademarks and patents, and our products are and may continue to be the subject of counterfeit reproduction.

  •
  The luggage market is highly fragmented; we face competition from many smaller competitors.

  •
  Failure to attract and retain key and qualified personnel may adversely affect our ability to conduct our business.

  •
  Our Major Stockholders currently exercise significant influence over us.

  •
  The business of our subsidiaries with international operations may be adversely affected by international business risks and fluctuations in currency exchange and translation rates.

  •
  Any material weaknesses in our internal control over financial reporting could result in a misstatement in our financial statements.

  •
  Our business may be adversely affected if we encounter complications in connection with our implementation of SAP information management software.

  •
  We have plans to relocate certain of our management functions to the United Kingdom. Such relocation, if not structured in an appropriate manner, could lead to material adverse tax consequences for the group.

  •
  If interest rates rise, our operating results may decline due to higher borrowing costs.

  •
  We have a leveraged capital structure which could adversely affect our financial health, our ability to service our indebtedness and to grow our business.

  •
  We are subject to restrictive covenants imposed by our existing credit facility, by the indentures governing notes we have issued and by an agreement we are party to with the Pension Benefit Guaranty Corporation.

  •
  We have significant underfunded and unfunded U.S. pensions and post-retirement obligations, which could adversely affect our liquidity.

  •
  The indentures governing our senior and senior subordinated notes contain change of control provisions that could discourage a proposal for a takeover of us.

  •
  We are a U.S. company that is not subject to a significant amount of English legislation, rules, guidelines and codes of conduct, including the Combined Code and the City Code on Takeovers and Mergers.

Risks Related to the Global Offering

  •
  If an active trading market for the Shares does not develop, the price of the Shares may suffer and may decline below the offer price, and it may be difficult for investors to sell their Shares.

  •
  The trading price of our Shares could be extremely volatile.

  •
  Future sales or issuances of our Shares could adversely affect the trading price of our Shares.

  •
  Investors in the global offering will suffer immediate and substantial dilution.

  •
  Future issuances of our Shares, including pursuant to our stock option plans, could dilute your voting power and may reduce our earnings per Share.

  •
  We cannot assure investors that we will make dividend payments in the future.

Summary of the Global Offering

          Assuming no exercise of the over-allotment option, the selling stockholders will offer an aggregate of             Shares under the global offering, representing    per cent of our issued share capital immediately following Admission. The aggregate number of Shares to be sold by the selling stockholders is dependent on the offer price and may be higher or lower than this number. Other factors which may influence this decision include prevailing market conditions and the composition and quality of the order book for our Shares following a bookbuilding process.

          Under the global offering, we will issue             Shares, raising proceeds of approximately £              million, net of underwriting commissions.

          The exact numbers of Shares to be issued by us and to be sold by the selling stockholders will be agreed between us, Merrill Lynch International and Goldman Sachs International (on behalf of the underwriters), and the Major Stockholders following the conclusion of the bookbuilding process.

          The Shares made available under the global offering, before any exercise of the over-allotment option, represent    per cent of our expected issued ordinary share capital immediately following Admission.

          If the underwriters sell more Shares than the total number agreed to be sold by the selling stockholders and us, the underwriters will have an option to buy up to an additional              Shares from

certain of the selling stockholders to cover such sales. They may exercise that option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange.

          Under the global offering, Shares will be offered to certain institutional, professional and other investors. Certain restrictions that apply to the distribution of this document and the Shares being issued and sold under the global offering in jurisdictions outside the United Kingdom are described under "Details of the Global Offering — Selling Restrictions" set out in Part XV of this document.

Lock-Up Agreements

          Pursuant to the Underwriting Agreement, we will agree that, subject to certain exceptions, during the period of 180 days from the date of Admission, we will not, without the prior written consent of the joint global coordinators, issue, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of, any Shares (or any interest therein or in respect thereof) or enter into any transaction with the same economic effect as any of the foregoing. The exceptions to this include the issue of Shares pursuant to the global offering and the issue of Shares pursuant to the exercise of options under share option schemes in existence on the date of Admission.

          Pursuant to the Underwriting Agreement, the Major Stockholders will agree that, during the period of 180 days, and the executive Directors and our executive officers will agree that, during the period of 360 days, from the date of Admission, subject to certain exceptions, they will not, without the prior written consent of the joint global coordinators, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of any Shares (or any interest therein or in respect thereof) or enter into any transaction with the same economic effect as any of the foregoing.

Use of Proceeds

          We will receive approximately £              million in net proceeds from the global offering after deducting estimated underwriting commissions and expenses payable by us. We will not receive any of the proceeds from the sale of Shares by the selling stockholders. We will use the net proceeds payable to us primarily to pay for the expenses we and the selling stockholders have incurred in connection with the global offering.

Dividend Policy

          We have not declared any cash dividends on our Shares and do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends will be a business decision to be made by our Board of Directors from time to time based on such considerations as the Board of Directors deems relevant. In addition, dividends are payable only out of funds legally available under Delaware law, subject to any restrictions which may be contained in our debt instruments. The payment of dividends on our Shares is also currently restricted by our senior revolving credit facility and the indentures governing our euro floating rate senior notes and 8 7/8 per cent senior subordinated notes.

Principal Stockholders

          Following the completion of the global offering, our three Major Stockholders and their affiliates will own in aggregate approximately    per cent of our outstanding voting stock (assuming no exercise of the over-allotment option). No individual Major Stockholder is expected to own more than    per cent of our outstanding voting stock. We are currently party to a Stockholders Agreement with the Major Stockholders relating to their rights as stockholders in Samsonite and the corporate governance of Samsonite. In addition, we are currently party to Advisory Agreements with each of our Major Stockholders or their designee. For the purpose, among others, of ensuring that we are eligible for Admission as an entity which operates independently as required by the Listing Rules of the UK Listing Authority, we are expecting, prior to (and conditional upon) Admission, to terminate this Stockholders Agreement and the Advisory Agreements, in the case of the latter, on payment of certain termination fees. We expect at such time to enter into a letter agreement with our Major Stockholders, pursuant to which, subject to Ares, Bain Capital or OTPP, as the case may be, individually owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares, Bain Capital or OTPP, respectively. While we believe our Board will be capable of operating effectively and independently of our Major Stockholders on Admission, the rights which our Major Stockholders will retain may nonetheless permit them to exercise a significant influence over our operations.

 PART II: RISK FACTORS

          Prospective investors in the Shares should carefully consider the risks described below and other information in this document before acquiring any Shares. Any of the risks described below could have a material adverse effect on our business, financial condition and operating results and could therefore have a negative effect on the trading price of the Shares. Some of the following factors relate principally to our business and the sector in which we operate. Other factors relate principally to an investment in the Shares. The risks and uncertainties described below are not intended to be exhaustive and should be read in conjunction with the rest of this document. Additional risks and uncertainties not presently known to us, or which we currently deem immaterial, may also have a material adverse effect on our business, financial condition and operating results and could therefore have a negative effect on the trading price of the Shares and affect your investment.

Risks Related to Our Business and Industry

Events which negatively affect consumer travel levels, or a downturn in the economy, negatively affect our business.

          Demand for our products is affected by the public's attitude towards the safety of travel, particularly air travel, the international political climate and the political climate of destination countries. Hostilities in the Middle East and other regions, events such as terrorist attacks and the threat of additional attacks, and the resulting political instability and concerns over safety and security aspects of travelling, may have an adverse impact on demand for our products. Additionally, the incidence or spread of contagious diseases (such as Severe Acute Respiratory Syndrome, commonly known as SARS, or Avian flu) may lead to a general reluctance by the public to travel, which could cause a decrease in demand for our luggage products and, as a result, may have an adverse effect on our sales, results of operations and financial condition.

          Our sales levels are correlated to general economic and business conditions in the global markets in which we sell our products. Our business is subject to economic conditions in our major markets, including recession, inflation, deflation, general weakness in retail and travel markets, and changes in consumer purchasing power. Any significant declines in general economic conditions or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on consumer purchases of our products and adversely affect our sales and gross profit margins.

Our inability to respond to changes in consumer demands and market trends could adversely affect our sales.

          Our success depends on our ability to identify, originate and define product and market trends as well as to anticipate, understand and react to changing consumer demands in a timely manner. Our future business prospects are dependent on our ability to enhance our existing luggage products and accessories and to develop and market innovative new offerings that achieve market acceptance. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. The enhancement of our luggage products and development of additional products are subject to all of the risks associated with new product development, including unanticipated delays, misjudgment of market trends, expenses or other difficulties that could result in the abandonment or substantial change in our product development projects and the marketing or acceptance of these enhancements or new offerings. In addition, failure to continually enhance our products and to keep pace with market trends could result in a decrease in sales of our products.

Our ability to continue our sales growth is dependent upon the further implementation of our growth strategies, which we may not be able to sustain.

          During recent years, we have experienced a growth in sales driven by our new products and geographical expansion strategies. Our ability to continue this growth is dependent on the successful continuation of these strategies. This includes diversification of our product offerings to include items beyond luggage, such as footwear and licensed products, and expansion of our Company-operated Samsonite retail and outlet locations. There can be no assurance that the expansion of our product offerings will be successful or that new products will be profitable or generate sales comparable to those we have recently experienced or that our increased emphasis on growth in the luxury goods market will result in our brand names and products achieving a high degree of consumer acceptance in that market.

If we misjudge the market for our products, we may be faced with significant excess inventory for some products and missed opportunities for other products.

          Implementation of our business strategy also involves the continued expansion of our network of Company-operated retail stores around the world. Over the next two years, our goal is to open and operate directly or through franchises a number of additional Samsonite Black Label retail locations in large-market, fashion oriented international shopping districts in cities such as New York, London and San Francisco, as well as a number of additional Samsonite stores in high-traffic street locations and/or shopping malls. Our ability to continue opening these new store locations depends upon, among other things, our ability to operate them at a profit, finance their opening and operations, secure them at reasonable rental rates and hire and train management and personnel to staff the stores. If we cannot address these challenges successfully, we may not be able to expand our business or increase our revenues at the rate we currently contemplate.

Part of our retail strategy relies upon our ability to lease quality locations at competitive prices. We may incur significant costs if our retail strategy fails and we are forced to close retail locations.

          We lease the majority of our Company-operated retail stores. We are planning to increase our network of Company-operated retail stores around the world. Accordingly, the success of this aspect of our strategy is in part dependent on our ability to secure affordable, long-term leases and to secure renewals of such leases. Additional Samsonite Black Label retail stores will be located in areas typically associated with the sale of luxury goods. Such properties are generally highly sought after, and we may face intense competition from other companies for these locations. There can be no assurance that we will be able to purchase or lease desirable store locations or renew existing store leases on acceptable economic terms.

          In addition, we may be subject to potential financial risk associated with the cost of prematurely terminated leases. Failure of the Company-operated retail stores to grow revenues as expected may oblige management to close a store (or stores) and thereby terminate a lease agreement prior to its expiration. Premature termination of a lease agreement may cause us to incur asset write-downs for store lease acquisition costs, leasehold improvements, fixtures and fittings or inventory or incur a portion of the future lease costs after termination. In addition, it is possible that we may have to incur rental and other charges after closing such stores for undetermined periods up to the lease expiry date.

We must be able to maintain effective distribution channels that serve our customers' purchasing patterns, and control over our wholesale and license distribution channels is critical.

          The retail market, particularly in the United States, is marked by rapid changes in distribution channels and customer purchasing patterns. Our products are sold through diverse distribution channels, from our Company-operated stores, through our website, and through retail locations of others, including department and specialty stores, national and mass merchant retailers, and warehouse clubs. Therefore, maintaining good relationships with superior distribution or joint venture partners and establishing new distribution channels to better serve our customers' purchasing patterns is key to our continued success. Additionally, if distribution channel trends and purchasing preferences change and we are not positioned to take advantage of such changes, we could be excluded from important market segments and our sales and results of operations could be adversely affected.

          To achieve the geographical breadth that we are targeting, in some countries we enter into joint ventures to run our business. There can be no assurance that such joint ventures will prove successful. We also rely on our ability to control our distribution networks and licensees to ensure that our products are sold in environments consistent with our brand image. Any action by any significant wholesale customer or licensee, such as presenting Samsonite products in a manner inconsistent with our preferred positioning, could be damaging to our brand image. If, due to regulatory, legal or other constraints, we are in any way unable to control our wholesale distribution networks and licensees, the Samsonite brand image, and therefore our results and profitability, may be adversely affected.

Some of our product lines are manufactured under licensed trademarks and any failure to retain or renew such licenses on acceptable terms may have an adverse effect on our business.

          Our license agreement with Lacoste allows us to design, manufacture and market an extensive range of luggage, bags and leather goods under the Lacoste® brand name. Products sold under the Lacoste® brand name accounted for revenues of $47.4 million, or 5.0 per cent of our revenues, in fiscal year 2006. The Lacoste license agreement requires us, in each year, to achieve increasing minimum net sales of Lacoste® branded goods in the various territories in which we have agreed to sell such goods. If these minimum net sales are not achieved for two consecutive years in any particular territory, Lacoste has the right to terminate the license agreement with respect to that territory. Additionally, in fiscal year 2006, we entered into a license agreement with the Timberland Company, or Timberland, which allows us to design, manufacture and market luggage, business and computer cases and backpacks under the Timberland® brand name. The Timberland license agreement requires us in each year to achieve increasing minimum net sales of Timberland® branded goods and to make increasing annual royalty payments to Timberland. If we do not achieve these minimum net sales targets or make these royalty payments in any year, Timberland has the right to terminate the license agreement or to refuse to renew the license agreement when it expires on December 31, 2011. We may not be successful in maintaining or renewing the Lacoste or Timberland licenses, or other licenses which are of commercial value to us, on terms that are acceptable to us or at all. The loss of the Lacoste or Timberland licenses could have a material adverse affect on our business, results of operations and financial condition.

Brand recognition and image are important to the success of companies in our industry.

          Our financial performance is influenced by the success of our brands, which, in turn, depends on factors such as product design, the distinct character of the products, the materials used to manufacture the products, the image of our stores, communication activities, including advertising, public relations and marketing, and general corporate profile. Additionally, our business strategy relies, in part, upon the successful carry-over of the Samsonite® brand name to other product categories and the luxury goods market. Failure of the Samsonite® brand name to carry-over to other products or the luxury goods market, or failure to maintain or increase the stature of our pre-existing brands or to successfully develop new brands could have an adverse effect on our operating results and financial condition.

We may not be able to realise the cost-saving benefits associated with the use of overseas third party vendors, and our vendors may be unable to deliver products in a timely cost-effective manner or to meet our quality standards.

          A significant portion of our net sales is derived from products which are manufactured by third party vendors, a majority of which are located in Asia and Eastern Europe. A significant change in these countries' economic policies could adversely affect our ability to manufacture our products in such countries. The implementation of higher tariffs, quotas or other restrictive trade policies by those countries to which these third party vendors export their products could negatively impact the cost-saving benefits of these outsourced operations overseas. These factors could adversely affect our ability to maintain or commence low-cost operations outside the United States and the European Union. Additionally, the violation of labour or other laws by any of our third party vendors, or the divergence of third party vendors' labour practices from those generally accepted as ethical by us or others in the United States and the European Union, could damage our reputation and force us to find alternative manufacturing sources.

          These third party vendors are subject to many risks, including foreign governmental regulations, political unrest, disruptions or delays in shipments, changes in local economic conditions and trade issues. These factors, among others, could influence the ability of these third party vendors to make or export our products cost-effectively or at all or to procure some of the materials used in these products. We depend upon the ability of these vendors to secure a sufficient supply of raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Additionally, currency exchange rate fluctuations could increase the cost of raw materials or labour for these third party vendors, which they could pass along to us, resulting in higher costs and lower margins for our products, if we cannot pass these higher costs on to customers.

          If any of these factors were to render a particular country undesirable or impractical as a source of supply, there could be an adverse effect on our business. Our reliance on these vendors and the lack of direct control over these operations could subject us to difficulty in obtaining timely delivery of products of acceptable quality. In addition, a vendor's failure to ship products to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, demand reduced prices or reduce future orders, any of which could harm our sales, reputation and overall profitability.

We are dependent on our trademarks and patents, and our products are and may continue to be the subject of counterfeit reproduction.

          As a leading luggage manufacturer and retailer, we are dependent on our ability to protect and promote our trademarks, patents and other proprietary rights. We believe that our trademarks are adequately supported by applications for registrations, existing registrations and other legal protections in our principal markets. We own approximately 110 U.S. patents and approximately 782 patents (i.e., patents of inventions, industrial design registrations and utility models) in selected countries other than the United States. In addition, we have approximately 323 patent applications pending worldwide. We pursue a policy of seeking patent protection where appropriate for inventions embodied in our products. The patents we hold provide barriers to competition in applicable portions of our business, primarily associated with hardside and hybrid luggage products. The loss of some or all of the protection of the patents could make it easier for other companies to enter our markets and compete against us by eroding our ability to differentiate our products. We cannot exclude the possibility that our intellectual property rights may be challenged by others or that we may be unable to register our intellectual property rights or otherwise adequately protect them in some jurisdictions. In addition, there can be no assurance that other companies will not be able to design and build competing products in a manner that does not infringe our patents.

          Furthermore, the luggage retail market is subject to numerous instances of product counterfeiting and other trademark infringements. A significant presence of counterfeit products on the market can negatively impact both the sales and the brand image of a manufacturer. Although we devote substantial resources on a worldwide basis to the protection of our intellectual property rights including, when appropriate, taking legal action, there can be no assurance that the actions taken by us to establish and protect the use of our intellectual property will be successful. The law and practice relating to the protection of intellectual property rights varies greatly from country to country and, as a result, our rights are more vulnerable in some jurisdictions than others. If any of our products are the subject of widespread counterfeit production or other similar trademark infringements, our business, financial condition and results of operations could be adversely affected.

The luggage market is highly fragmented; we face competition from many smaller competitors.

          We compete with many domestic and international companies in our global markets. We compete based on brand name recognition, consumer advertising, product innovation, quality, differentiation of product features, customer service and price. The worldwide luggage market is highly fragmented, meaning that we have many competitors. Our products compete with other brands of products within their product category and with private label products sold by retailers, including some of our wholesale customers. We compete with numerous manufacturers, importers and distributors of luggage, accessories and other products for the limited space available for the display of these products to the consumer. Given the general availability of contract manufactured products, barriers to entry into the manufacturing of softside luggage are relatively low and we face competition from many low-cost manufacturers of inexpensive, softside luggage products. We cannot guarantee that we will be able to compete effectively in the future in our markets.

Failure to attract and retain key and qualified personnel may adversely affect our ability to conduct our business.

          Our future success depends, in large part, on the efforts and abilities of our executive officers and design teams who execute our business strategy and identify and pursue strategic opportunities and initiatives. In particular, we are highly dependent on the continued services of Marcello Bottoli, our President and Chief Executive Officer, and other executive officers and key employees who possess extensive industry knowledge. We are a party to employment agreements with these executives which provide for compensation and other benefits. The agreements also provide for severance payments under certain circumstances. The loss of the services of these persons for any reason, as well as any negative market or industry perception arising from that loss, could have a material adverse effect on our business. We may incur costs to replace key employees who leave, and our ability to execute our business model could be impaired if we cannot replace departing employees in a timely manner. As the business grows, we will need to attract and retain additional qualified personnel and develop, train and manage an increasing number of management level, sales and other employees. We cannot guarantee that we will be able to attract and retain personnel as needed in the future.

Our Major Stockholders currently exercise significant influence over us.

          Our three Major Stockholders and their affiliates currently control approximately 85 per cent of our voting stock (or, assuming conversion of our 2003 convertible preferred stock for Shares and exercise of certain warrants to subscribe for Shares, 86 per cent of our Shares). We are party to a Stockholders Agreement dated as of July 31, 2003 with the Major Stockholders and others relating to their rights as stockholders in Samsonite and the corporate governance of Samsonite (referred to in this document as the "Sponsors' Stockholders Agreement"). In addition, we are currently party to advisory agreements with our Major Stockholders or their designees, pursuant to which we are required to pay each of our Major Stockholders or its designee an annual advisory fee (referred to in this document as the "Advisory Agreements"). Pursuant to the terms of the Sponsors' Stockholders Agreement, the Major Stockholders have agreed to take all actions in their power to elect nominees selected by the Major Stockholders to our Board of Directors. As a result, eight of the nine members of our Board of Directors are nominees of the Major Stockholders, of whom five are employed by or otherwise affiliated with one of the Major Stockholders. In addition, pursuant to the Sponsors' Stockholders Agreement, our ability to take certain actions, including amending our charter, commencing bankruptcy proceedings and taking certain corporate actions (including debt incurrences, stock issuances, acquisitions, asset sales and the like), is subject to the written consent of either all or two-thirds (depending on the action) of the Major Stockholders so long as the Major Stockholders collectively continue to hold at least 25 per cent of our outstanding voting stock. Accordingly, our Major Stockholders currently exercise significant influence over our Board of Directors and business and operations.

          Following the completion of the global offering, our three Major Stockholders and their affiliates will own in aggregate approximately          per cent of our outstanding voting stock (assuming no exercise of the over-allotment option). No individual Major Stockholder is expected to own more than          per cent of our outstanding voting stock. Most corporate actions only require a majority vote of our stockholders. For the purpose, among others, of ensuring that we are eligible for Admission as an entity which operates independently as required by the Listing Rules of the UK Listing Authority, we are expecting, prior to (and conditional upon) Admission, to terminate the Sponsors' Stockholders Agreement and the Advisory Agreements, in the case of the latter, on payment of certain termination fees. We expect at such time to enter into a letter agreement with our Major Stockholders, pursuant to which, subject to Ares, Bain Capital or OTPP, as the case may be, individually owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares, Bain Capital or OTPP, respectively. Pursuant to this letter agreement, we will also grant the Major Stockholders certain demand registration rights and piggyback registration rights that are similar to equivalent rights that the Major Stockholders currently have under the Sponsors' Stockholders Agreement. While we believe that our Board will be capable of operating effectively and independently of our Major Stockholders on Admission, the rights which our Major Stockholders will retain may nonetheless permit them to exercise a significant influence over our operations. The level of ownership of the voting stock by our Major Stockholders could have the effect of making more difficult, or of discouraging, absent the support of our Major Stockholders, a proxy contest, a merger involving Samsonite, a tender offer, an open market purchase program or purchases of Samsonite common stock that could give holders of such stock the opportunity to realise a premium over the then-prevailing market price for their Shares. Our Major Stockholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

The business of our subsidiaries with international operations may be adversely affected by international business risks and fluctuations in currency exchange and translation rates.

          Approximately 63 per cent of our net revenues for fiscal year 2006 were attributable to our European and other non-U.S. operations, which include significant operations throughout Asia and Latin America, and approximately 37 per cent of our net revenues for fiscal year 2006 were attributable to our U.S. sales. In addition to our U.S. and European distribution subsidiaries, we have wholly owned distribution subsidiaries in Canada, Latin America (Mexico, Colombia and Peru) and Asia (Singapore, Hong Kong, China, Japan, Taiwan and Malaysia). In March 2006, we purchased the minority partner interest in our Japanese joint venture and we now own 100 per cent of our Japanese subsidiary. We have manufacturing subsidiaries in Belgium, Eastern Europe (Hungry and Slovakia) and India. We are also a partner in joint ventures in Latin America (Brazil, Argentina and Uruguay) and Asia (South Korea and India). Our operations may be affected by economic, political, social and governmental conditions in the countries where we have manufacturing facilities or where our products are sold. In addition, our operations could be adversely impacted by unfavourable exchange rates, new or additional currency or exchange controls, expropriation or other restrictions.

          Our financial condition and results of operations may be adversely affected by fluctuations in the value of the U.S. dollar compared to the euro and other currencies. We face foreign currency transaction risks. In fiscal years 2004, 2005 and 2006, 59.8 per cent, 61.8 per cent and 62.5 per cent, respectively, of our revenues were denominated in currencies other than the U.S. dollar. Because we report our financial results in U.S. dollars, we also face a currency translation risk to the extent that the assets, liabilities, revenues and expenses of our subsidiaries and joint ventures are denominated in currencies other than the U.S. dollar. Each of those subsidiaries operates using the functional currency of the country in which it is located. During fiscal years 2004 and 2005, our results of operations were positively impacted by the strengthening of the euro and other foreign currencies relative to the U.S. dollar. While exchange rate fluctuations over the past several years have been to our benefit, future material fluctuations in the exchange rates of foreign currencies relative to the U.S. dollar could have a material adverse effect upon our business, financial condition or results of operations.

Any material weaknesses in our internal control over financial reporting could result in a misstatement in our financial statements.

          Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and concluded that, as of January 31, 2006, we did not maintain effective internal controls over financial reporting because of a material weakness in our internal controls over accounting for income taxes, including the calculation of deferred tax asset valuation allowances, which resulted in us having to restate our consolidated financial statements for fiscal years 2003, 2004 and 2005. Because of the material weakness, management concluded that disclosure controls were not effective as of January 31, 2006. To remediate the material weakness in controls over our accounting for income taxes, we have engaged an independent registered public accounting firm (other than our auditors, KPMG LLP) to perform an analysis of our internal controls over accounting for and disclosure of income taxes and expect to implement recommendations that result from such analysis. Any material weaknesses in our internal control over financial reporting or our failure to remediate such material weaknesses could result in a misstatement in our financial statements not being prevented or detected and could adversely affect investor confidence in the accuracy and completeness of our financial statements, as well as our stock price.

Our business may be adversely affected if we encounter complications in connection with our implementation of SAP information management software.

          We are in the process of replacing all of our various business information systems worldwide with the SAP Enterprise Resource Planning (ERP) system. The pilot implementation begins in June 2006, and we expect implementation of the entire system to be completed in the first quarter of 2008. Any delay in the implementation of, or disruption in the transition to our new or enhanced systems, procedures or controls, could harm our ability to accurately forecast sales demand, manage our supply chain, achieve accuracy in the conversion of electronic data and records and to report financial and management information on a timely and accurate basis. Failure to properly or adequately address these issues could result in the diversion of management's attention and resources, and impact our ability to manage our business and our results of operations.

We have plans to relocate certain of our management functions to the United Kingdom. Such relocation, if not structured in an appropriate manner, could lead to material adverse tax consequences for the group.

          We have plans to relocate a number of our executive officers and other senior management, together with certain of our management functions, to the United Kingdom. We are seeking to reorganise ourselves in a manner that will not cause us to become tax resident in the United Kingdom or to have a permanent establishment there for U.K. tax purposes. We have commenced discussions with the U.K. tax authorities on the appropriateness of our conclusions in this regard. While we believe that we are structuring our management functions in a way that achieves our objectives, there can be no assurance that we will succeed in doing so, or that the U.K. tax authorities will agree with our approach. Should we not succeed in structuring our affairs so as not to become tax resident in the United Kingdom and so as not to have a permanent establishment there, or should the U.K. tax authorities disagree with our approach, it is our intention to seek alternative solutions in relation to the location and structure of our management functions. The inability to implement this transition without becoming resident or having a permanent establishment in the United Kingdom could have material adverse tax consequences for us.

If interest rates rise, our operating results may decline due to higher borrowing costs.

          We have €100 million of senior floating rate notes outstanding, which bear an interest rate of Euribor plus 4.375 per cent (6.848 per cent as of January 31, 2006). In addition, our senior revolving credit facility and the short-term credit lines that we use from time to time to finance our European operations are floating rate obligations. As of January 31, 2006, we had borrowings under short-term credit lines of $9.4 million and no borrowings under our senior revolving credit facility. These amounts may vary from time to time throughout the year as our business needs fluctuate. If interest rates rise, our interest expense will increase and our operating results will be adversely affected.

We have a leveraged capital structure which could adversely affect our financial health, our ability to service our indebtedness and to grow our business.

          As of January 31, 2006 we had total indebtedness of $307.2 million and a stockholders' deficit of $51.2 million. Our substantial debt could have consequences to security holders, including:

  •
  it could make it more difficult for us to satisfy our obligations on our public debt securities;

  •
  it may require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, which would reduce the cash flow available to us for operations, working capital, capital expenditures, acquisitions and general corporate purposes;

  •
  it may limit our ability to obtain additional financing for working capital, capital expenditures, product development and general corporate purposes;

  •
  it may make us more vulnerable in the event of a downturn in general economic conditions or in our industry; and

  •
  it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage to less-leveraged competitors.

          There can be no assurance that our cash flow and capital resources will be sufficient for us to make payments on our indebtedness or meet our other obligations in the future. If our cash flow and other capital resources are insufficient, we may be forced to reduce or delay capital expenditures, sell assets, try to obtain additional equity capital or refinance or restructure our debt, which among other things could potentially impair our growth strategy. There can be no assurance that any of those alternatives would be successful or allow us to meet our scheduled obligations in the future.

We are subject to restrictive covenants imposed by our existing credit facility, by the indentures governing notes we have issued and by an agreement we are party to with the Pension Benefit Guaranty Corporation.

          We completed a recapitalisation to improve our capital structure on July 31, 2003. This recapitalisation included, among other things, the entry by us into a $60 million revolving credit facility with General Electric Capital Corporation, or GE Capital, KBC Bank N.V. and certain other lenders. This credit facility contains customary financial and operating covenants, including, among other things, restrictions on our ability to pay dividends, incur indebtedness, merge, consolidate or transfer all or substantially all of our assets, make certain sales of assets, make investments, make capital expenditures, create, incur or permit the existence of certain liens, and engage in certain transactions with subsidiaries and affiliates. In addition, it requires us to achieve and maintain certain financial ratios. Such covenants will affect our operating flexibility and may require us to seek the consent of the lenders to certain transactions that we may wish to carry out. The failure to comply with the covenants would result in a default and permit the lenders under our credit facility to accelerate the maturity of the indebtedness issued thereunder.

          The indentures governing the terms of notes we have issued contain numerous financial and operating covenants that, among other things, limit our and our subsidiaries' ability to make certain payments and investments, including dividend payments, incur additional indebtedness or repay indebtedness, repurchase or redeem our shares, create liens or other encumbrances, sell or otherwise dispose of assets, merge or consolidate with other entities or engage in certain transactions with subsidiaries and affiliates.

          Agreements governing future indebtedness could also contain significant financial and operating restrictions. A failure to comply with the obligations contained in our indentures could result in an event of default under the indentures, which could permit acceleration of the notes and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

          We are also party to an agreement with the Pension Benefit Guaranty Corporation, or PBGC, pursuant to which we have granted to PBGC an equal and ratable lien in an amount of $17.3 million in the assets pledged as security under our credit facility referred to above. We have also agreed not to transfer any of our assets held in the United States to any of our subsidiaries or other businesses outside of the United States (other than in the ordinary course of business) for the term of the agreement.

We have significant underfunded and unfunded U.S. pensions and post-retirement obligations, which could adversely affect our liquidity.

          Our U.S. defined benefit pension plan is significantly underfunded. As is typical, our U.S. retiree medical plans are unfunded. Pension contributions and payments under our retiree medical plans required to be made by us may decrease our available cash. In addition, accounting rule changes have been proposed that would, if adopted, have the effect of increasing the amount of the underfunding that we are required to take into account as a liability on our financial statements.

The indentures governing our senior and senior subordinated notes contain change of control provisions that could discourage a proposal for a takeover of us.

          The indentures governing our senior and senior subordinated notes provide that, upon a change of control (as defined in each of the indentures), we will be required to make an offer to purchase all outstanding notes at a price equal to 101 per cent of the principal amount thereof plus accrued and unpaid interest thereon to the purchase date. As of January 31, 2006, the principal amount outstanding under our senior and senior subordinated notes was $121.5 million and $174.9 million, respectively. The occurrence of certain of the events that would constitute a change of control would constitute a default under our credit facility and might constitute a default under our other indebtedness. In addition, our credit facility prohibits the purchase of the notes by us in the event of a change of control unless and until such time as the indebtedness under our credit facility is repaid in full. In the event of a change of control, there can be no assurance that we would have sufficient assets to satisfy all of our obligations under our credit facility and the notes.

We are a U.S. company that is not subject to a significant amount of English legislation, rules, guidelines and codes of conduct, including the Combined Code and the City Code on Takeovers and Mergers.

          We are a company incorporated in and subject to the laws of the State of Delaware in the United States. Accordingly, a significant amount of English legislation, rules, guidelines and code of conduct that regulate the operation of English companies does not apply to us. The laws of the State of Delaware apply to us and, as a company with shares and debt instruments registered with the SEC, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. These laws provide for mechanisms and procedures that would not otherwise apply to English companies.

          While we are not currently in compliance with all of the corporate governance principles set out in the Combined Code, subject to the corporate governance principles applicable to Delaware incorporated companies, we are committed to moving over time to a position of substantial compliance with the Combined Code. However, there can be no assurance that we will be able to move to such a position, in particular as we will remain subject to the corporate governance principles applicable to Delaware incorporated companies which may not in all circumstances be consistent with the corporate governance principles set out in the Combined Code. In addition, our ability to constitute a Board whose composition is compliant with the recommendations of the Combined Code is subject to compliance by us with our agreement with our Major Stockholders to include certain nominees of our Major Stockholders for election to our Board of Directors.

          Transactions in shares of our capital stock are not subject to the provisions of the City Code on Takeovers and Mergers ("the U.K. Takeover Code"). We plan to attempt to afford to our stockholders certain provisions similar to Rule 9 of the U.K. Takeover Code, subject to certain carve-outs and limitations, by amending our certificate of incorporation prior to (and conditional upon) Admission to include provisions which will seek to impose a requirement on stockholders to make a mandatory offer in circumstances where it would be required under Rule 9. In addition, we expect to amend our certificate of incorporation prior to (and conditional upon) Admission to include a requirement that a stockholder or other person with an interest in our shares who is served with a disclosure notice by us must provide information to enable us to establish the nature and extent of his or her interest in any of our shares. Such provisions will be subject to the DGCL and applicable Delaware law. The DGCL and Delaware law do not contain any requirement for stockholders who acquire a certain level of the voting stock of a Delaware company to make a mandatory offer for the company in the way that Rule 9 of the U.K. Takeover Code requires, nor do they oblige stockholders to disclose their interests in a Delaware company in the same way as stockholders of an English company governed by the U.K. Companies Act are required to do. In addition, a majority of our Board of Directors may determine not to apply or enforce the provisions that will seek to impose a requirement to make a mandatory offer and the provisions that will require stockholders to provide us with information on their holdings. There can be no assurance that these provisions, if adopted, would be enforced or upheld by a U.S. court in all respects or, if enforced, that a U.S. court would construe these provisions in the same way as an English court or the Panel on Takeovers and Mergers in the United Kingdom would.

Risks Related to the Global Offering

If an active trading market for the Shares does not develop, the price of the Shares may suffer and may decline below the offer price, and it may be difficult for investors to sell their Shares.

          Our Shares were delisted from the Nasdaq Stock Market in 2002 after we ceased to meet their ongoing listing requirements because of a decline in our share price. Since 2002, there has been a limited public market for our Shares. Our Shares are traded in the United States in interdealer and over-the-counter transactions, and price quotations are available in the "pink sheets" under the symbol "SAMC.OB". Price quotations are also available on the Over-The-Counter Bulletin Board in the United States. Daily trading volume in our Shares averaged approximately 278,747 Shares during 2005.

          Although we intend to apply to have the Shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange and it is expected that these applications will be approved, we can give no assurance that an active trading market for our Shares will develop or, if developed, be sustained following the global offering. If you purchase Shares in the global offering, you will pay a price that was not set in the existing limited public trading market. Instead, the initial offering price will be determined by us, the Major Stockholders and the underwriters following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to the market valuation of companies in related businesses. If an active or liquid trading market for the Shares does not develop, investors may have difficulty selling their Shares quickly, or at all.

The trading price of our Shares could be extremely volatile.

          In recent years, the stock market has experienced extreme price and volume fluctuations. In particular, the market prices of securities of companies with a limited prior trading history have been extremely volatile. This volatility has affected the market prices of securities of companies for reasons frequently unrelated or disproportionate to the operating performance of such companies. The market price at which our Shares trade has in the past and may in the future fluctuate significantly in response to a number of factors, some specific to the us and our operations and some which may affect the markets in which we, or quoted companies generally, operate including:

  •
  our historical and anticipated results of operations;

  •
  large purchases and sales of our shares;

  •
  announcements of innovations or new products by us or our competitors;

  •
  changes in financial estimates by securities analysts regarding us, our industry or our competitors;

  •
  conditions and trends in the industries in which we or our competitors compete;

  •
  the occurrence of any of the risks described in this document;

  •
  the timing, size and nature of other offerings that may be outstanding or forthcoming on the London Stock Exchange or other equity markets;

  •
  legislative or regulatory changes affecting our operations; and

  •
  general market and economic conditions.

          Due to these factors, you may not be able to sell your shares of our common stock at or above the price you paid, which could result in you incurring substantial investment losses.

Future sales or issuances of our Shares could adversely affect the trading price of our Shares.

          Following the global offering, Ares, Bain Capital and OTPP, our three Major Stockholders, will hold             per cent,             per cent and              per cent, respectively, of our Shares. Our Major Stockholders will agree, save with the prior consent of the joint global coordinators, and subject to certain exceptions, not to dispose of their Shares for a period of 180 days following Admission. We will agree, save with the prior consent of the joint global coordinators, and subject to certain exceptions, not to issue further Shares, other than pursuant to the exercise of share options and in certain other limited circumstances, for a period of 180 days following Admission. Sales by us or our Major Stockholders of a substantial number of our Shares in the public markets following the expiration of these lock-up periods, or the perception that these sales might occur, could cause the market price of our Shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. All of the Shares sold in the global offering will be freely transferable, except for any Shares acquired by our "affiliates" (as that term is defined in Rule 144 under the U.S. Securities Act of 1933, or the Securities Act), which are subject to certain restrictions under the Securities Act. Nevertheless, we have granted our Major Stockholders and certain executives the right to require us, subject to certain conditions, to register their Shares under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all Shares covered by the registration statement will also be freely transferable.

Investors in the global offering will suffer immediate and substantial dilution.

          The offer price of our Shares is substantially higher than the net tangible book value per Share outstanding immediately after the global offering. Our net tangible book value per Share as of January 31, 2006, was approximately $             . Net tangible book value per Share as of January 31, 2006 represents the amount of our total tangible assets minus our total liabilities, divided by the number of Shares that were outstanding on January 31, 2006. Investors who purchase our Shares in the global offering will pay a price per Share that substantially exceeds the net tangible book value per Share. If you purchase our Shares in the global offering, you will experience immediate and substantial dilution of $             in the net tangible book value per Share of our Shares, based upon an assumed offer price of              pence per Share, which is the mid-point of the offer price range. Additional dilution will occur if we issue additional Shares. For more information, see "Dilution" set forth in Part XI of this document.

Future issuances of our Shares, including pursuant to our stock option plans, could dilute your voting power and may reduce our earnings per Share.

          After completion of the global offering, there will be             Shares outstanding. In the case of an increase in the amount of our equity securities, we expect, conditional upon Admission, to adopt provisions in our certificate of incorporation under which our stockholders will be entitled to pre-emptive rights to purchase certain additional Shares to be issued by us unless waived by an affirmative vote of the holders of at least 75 per cent of our Shares entitled to vote and represented at a meeting of our stockholders (at which a quorum is present) called for such purpose. These provisions will not apply to any issue of new securities which do not have rights to participate fully in a distribution of dividends or returns on liquidation, are issued pursuant to an employee stock option plan, or comprise rights to subscribe for such securities. As of April 30, 2006, there were             Shares issuable pursuant to deferred compensation awards and             additional Shares reserved for issuance pursuant to employee benefit plans.

          Notwithstanding the expected grant upon Admission to our stockholders of pre-emptive rights in relation to new issues by us of equity securities, certain holders of our Shares may not be able to exercise their pre-emptive rights unless we have complied with the relevant securities laws of the jurisdiction in which such holders are located. In the case of U.S. stockholders, we will need to file a registration statement under the Securities Act, which is effective with respect to such rights, or there will need to be available an exemption from the registration requirements thereunder. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with compliance with foreign securities laws, as well as the indirect benefits to us of thereby enabling the exercise by holders of our Shares of their pre-emptive rights. No assurance can be given that we will choose to comply with the requirements of the securities laws of every jurisdiction where our stockholders are located. If we choose not to comply with the securities laws of any particular jurisdiction, we will not be able to offer pre-emptive rights to holders of our Shares who are located in such jurisdiction.

We cannot assure investors that we will make dividend payments in the future.

          We have not declared any cash dividends on our Shares and do not currently anticipate paying cash dividends in the foreseeable future. The terms of our credit facility and our outstanding senior notes and senior subordinated notes limit our ability to pay dividends on the Shares. In addition, any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that our board or directors deems relevant.

PART III: INDUSTRY

          The statistics and projections in this section have been published by Global Industry Analysts, Inc., or GIA, an independent research organisation. The historical data was compiled from a variety of primary and secondary sources, including surveys of market participants. The primary and secondary research was completed over a four month period in 2005, and involved sending questionnaires to targeted marketing and sales executives worldwide, as well as sending detailed and focused letters to senior management, particularly those operating in markets that are not well reported on. All data from and including 2005 onwards is projected data, which has been prepared by GIA on the basis of the historical data.

          A number of additional characteristics of GIA's published data should be taken into account. These include the fact that its product segment categories are not the same as those used by us; all of its sales figures are at the retail level, whereas most of our sales figures are not; GIA's historic data for the period from 2001 to 2004 and its projected data for the period from 2005 to 2010 has all been translated by GIA into U.S. dollars according to currency values as of July 1, 2005; GIA's historic data for the period from 1991 to 2000 has not been standardised to any base year currency values; GIA's projections do not take into account future foreign exchange rate movements; and none of the GIA data for the period from 2001 onwards has been adjusted for inflation, nor do its projections make any adjustments for inflation.

          We confirm that the information provided by GIA and other third parties has been accurately reproduced and so far as we are aware and have been able to ascertain from information published by those third parties, no facts have been omitted that would render the reproduced information inaccurate or misleading. Nonetheless, in light of the absence of publicly available information on a significant proportion of participants in the industry, many of whom are small and/or privately owned operators, the data on market sizes and projected growth rates should be viewed with caution. Additional factors which should be considered in assessing the usefulness of this data and in particular projected growth rates include: the fragmentation of the market; the fact that different market participants define the market or categorise product segments differently; the fact that developments in the industry are heavily dependent upon macroeconomic developments across many regions, and are susceptible to disruptions caused by wars, terrorist activities and other events that are not predictable and are outside the control of market participants; the fact that historical trends are significantly affected by the industry disruptions caused by the effects of the September 11, 2001 terrorist attacks in the United States; and a number of other factors described elsewhere in this document, including those set out in the section headed "Risk Factors" in Part II of this document. All of these factors limit the usefulness of the statistics and projections in this section.

Luggage Market

          According to a report prepared by GIA in October 2005, referred to herein as the GIA report, the global retail bag and luggage market was estimated at $20.8 billion in 2004 and is projected to reach $27.0 billion by 2010. During the period from 1991 to 2000, the global retail bag and luggage market grew from $12.9 billion to $19.4 billion, equating to a compound annual growth rate, or CAGR, of 4.6 per cent. During the period from 2000 to 2003, the global retail bag and luggage market grew from $19.4 billion to $20.3 billion, equating to a CAGR of 1.5 per cent. Assuming the global retail bag and luggage market reaches $27.0 billion by 2010 as the GIA report projects, that would equate to a CAGR of 4.2 per cent during the period from 2003 to 2010. The GIA report therefore shows that, aside from the period between 2000 and 2003, the global retail bag and luggage market has shown and is expected to show a CAGR of between 4.2 per cent and 4.6 per cent. The slow growth over the period from 2000 to 2003 was mainly due to the adverse effect the September 11, 2001 events had on the travel industry and a general economic downturn. Travel and tourism are the primary drivers of luggage sales and, accordingly, regional and global luggage sales correlate favourably to the relative trend in airline and other forms of travel. According to the GIA report, this connection between the travel and luggage industries signifies that almost any event that affects the travel industry, such as terrorist attacks, armed conflict, epidemics and poor economic conditions, equally affects the luggage industry. During 2004 and 2005, the luggage industry began to grow once more as tourism and business travel increased.

          The luggage industry is sub-divided into a number of categories, with products generally manufactured from either leather, textiles, metals, plastics or a combination of these materials.

  •
  Suitcases / Pullmans — Suitcases, also known as pullmans, are usually offered in sizes from 24 inches to 36 inches in soft-sided, semi-soft and hard-sided structures. This category has seen a shift from hard-sided luggage to soft-sided hybrids and semi-soft luggage cases as consumers have demanded a combination of lightness, content protection, and durability.

  •
  Garment Bags and Carriers — Garment bags are designed to carry one to two garments on hangers while garment carriers are larger, and are usually able to hold three or four garments on hangers. Although less popular than wheeled suitcases and carry-ons, this category continues to represent a significant portion of the product mix.

  •
  Totes and Casual Bags — Totes are usually relatively small casual bags made from fabric or leather, with shoulder straps, zippers and expandable bottoms. These bags are most commonly sold as accessory pieces within a larger luggage collection.

  •
  Carry-ons — Carry-ons are small suitcases in various sizes less than 22 inches. They can be hard-sided, soft-sided or semi-soft and can be taken onto planes and stored under seats or in overhead lockers.

  •
  Business Bags and Cases — Business bags range from conventional leather briefcases to soft bags and laptop cases. Business cases are generally larger and are often described as "mobile offices". These bags are predominantly made from vinyl, fabric or leather. Novel backpacks, and briefcases that can be converted into backpacks, have replaced conventional brown-coloured leather briefcases among many consumers.

  •
  Sports Bags — Sport bags are usually large bags, with functionality specific to their usage. This category is comparatively price inelastic with consumer preferences being weighted on greater functionality and additional carrying load.

  •
  Backpacks — Backpacks are available in a variety of sizes, designs and colours. As mobility and comfort are the key requirements for backpacks, there has been a gradual shift in market demand towards lighter and smaller bags. Backpacks on wheels include long pullout handles, and are popular among school-going kids.

  •
  Daypacks — Daypacks are well-organised products with a fashionable look, and provide additional features such as detachable computer cases and organisers. The global market has seen a shift in demand towards smaller or lightweight bags.

          The table below sets out the percentage breakdown of global luggage sales by product category in 2004.

Product Category	Percentage Breakdown of Sales in 2004
Suitcases, Pullmans, Casual Bags and Garment Bags	50%
Sports Bags, Backpacks and Daypacks	27%
Business Bags	15%
Other Luggage	8%

Source: GIA report

          Across all product categories, the weight of the bag is a key feature that consumers consider, with the majority favouring lightweight bags.

Geographical Markets

          According to the GIA report, the United States (sales of $7.8 billion in 2004) and Europe (sales of $7.1 billion in 2004) are the two largest markets for luggage, together accounting for 72 per cent of total luggage sales. The U.S. market is expected to grow at a CAGR of 4.0 per cent in the period from 2005 to 2010, reaching $9.9 billion in 2010. The European market is projected to grow at a faster pace than the U.S. market with a CAGR of 4.5 per cent in the period from 2005 to 2010, reaching $9.2 billion in 2010. Their combined share of the global market is expected to slightly decrease to 71 per cent of total luggage sales in 2010.

          The Asia Pacific region ($1.5 billion excluding Japan) is expected to experience the greatest future growth, with expected CAGR of 10.5 per cent in the period from 2005 to 2010 driven by a growing population, an improved economic environment and rapidly increasing disposable incomes. In terms of value this translates into $2.6 billion by 2010, from an estimated $1.5 billion in 2005.

          The table below sets out the percentage breakdown of global luggage sales by region in 2004.

Region	Percentage Breakdown of Sales in 2004
United States	38%
Europe	34%
Asia Pacific (excluding Japan)	7%
Japan	6%
Latin America	6%
Middle East	5%
Canada	4%

Source: GIA report

Competition

          The global luggage market is highly competitive and fragmented, with a large number of participants in all segments and subcategories. Unlike Samsonite, most players are private companies with a strong regional focus. Due to the relatively low capital intensity of the industry, barriers to entry are relatively low. Competitive advantage is represented by brand strength and recognition, product quality, design and price, product differentiation and innovation, distribution capabilities and customer service. These factors are important for successful brand development on a global scale.

United States

          The U.S. market is highly fragmented, with several smaller companies competing for market share with the more established firms. The luggage market in the United States is highly correlated to broader travel trends, especially air travel. According to the GIA report, Samsonite has the greatest volume of sales in the U.S. market, followed by Atlantic Luggage Co. Other major players include Jansport, Targus, Olivet, Ingear, Badanco, Tumi, Swiss Army, Eastpak and Travelpro.

          In recent years the U.S. market has seen a shift in consumer demand away from hard-sided luggage in favour of soft-sided and lighter weight luggage as well as hybrid luggage. U.S. manufacturers have increasingly looked abroad to source products to control costs and to benefit from price competitiveness. We believe that the U.S. market is primarily driven by price and features. While design has become increasingly important as consumers have become more style conscious regarding their luggage, we believe that product innovation towards greater functionality remains the key determinant of products' commercial success in the U.S. market. According to the GIA report, rising disposable income and increased leisure travel from baby boomers as they begin retirement are expected to drive growth in the U.S. market. Sub-categories such as lightweight and easily transportable luggage, and casual lifestyle lines, are expected to experience particularly strong growth.

Europe

          The European market is highly fragmented, with both local and national players in most of the countries with large markets. Both business and personal travel are expected to remain the main growth drivers for the luggage industry. According to a report by GFK Custom Research, Samsonite is a market leader in France, Germany and the United Kingdom. Other major players in Europe include Antler, Delsey, Roncato, Stratic, Rimova, Eastpak, Targus and Jansport.

          Luggage prices are expected to face increased pressure over the coming years, driven by cheaper imports and improved manufacturing technologies. The increasing demand for lifestyle products such as computer cases, sports bags and backpacks in Europe is leading to a shift from hard-sided luggage to soft-sided luggage and casual bag products. European consumers also favour lighter weight well-featured luggage. We believe that product development is an important element in the European market for luggage, and as a result manufacturers are introducing portable and lightweight luggage. According to the GIA report, increased leisure travel across the major European countries due to rising disposable income is also likely to have a positive impact on the travel industry.

Asia

          The Asian market is fragmented, with few large players and several local newcomers. Major players in the Asian market include ACE, Crown, Eminent, VIP and Mandarina Duck. In Asia, the largest product segment is suitcases, pullmans, casual bags and garment bags, accounting for 55 per cent of total sales in 2004, according to the GIA report. While Japan, India and China are the largest luggage customers in the Asian market, other key markets are South Korea, Hong Kong, Taiwan and Thailand.

          Almost 20 million Japanese citizens travel abroad each year and, accordingly, there is a strong demand for suitcases and pullmans. Compared to other regions, manufacturing in Japan is focused on the luxury segment and high quality products. Japan is also a significant market for imports, with strong demand for high-priced branded products from Europe, and strong demand for low-priced mass market products from China. Multinational companies have entered the Japanese market to capture the growing demand, with many opting for joint ventures and alliances to take advantage of local knowledge and retailer relationships. In India, a large portion of the luggage market consists of traditional low-cost stores and small companies which usually employ fewer than ten people, such as local corner shops. Recently, market growth has increased with the expansion of the tourism industry and the increased spending by Indians on travel due to growth in personal income. China offers a wide range of luggage, mostly made from leather and other soft materials. Many international firms have been outsourcing manufacturing of soft-sided cases to China, but there are a growing number of domestic Chinese luggage manufacturers establishing independent labels aiming to compete on the global market.

PART IV: OUR BUSINESS

General

          We are one of the world's largest and most recognised designers and distributors in the luggage industry, as well as one of the leading distributors of business, computer, outdoor, and casual bags. We sell our products under a number of well-known brand names, primarily Samsonite® Black Label, Samsonite®, and American Tourister®, and licensed brand names such as Lacoste®. We also intend to start distributing licensed Timberland® products in fiscal year 2007. With net sales of $966.9 million for fiscal year 2006, an increase of approximately 7.1 per cent from the preceding fiscal year, we are the leader in the global luggage industry and significantly larger than any of our regional competitors. Our net sales for fiscal year 2005 were $902.9 million and our net sales for fiscal year 2004 were $776.5 million. Our compound annual growth rate, or CAGR, on sales since fiscal year 2003 is 8.7 per cent. In fiscal year 2006, we had consolidated net income before preferred stock dividends of $13.3 million, compared to a loss of $9.7 million before preferred stock dividends in fiscal year 2005 and net income of $2.8 million before preferred stock dividends in fiscal year 2004. In fiscal year 2006, we had a net loss to common stockholders (after preferred stock dividends) of $1.5 million compared to a net loss to common stockholders of $23.4 million and $28.3 million in fiscal years 2005 and 2004, respectively.

          Our product assortment includes product lines appealing to a broad range of consumers, from those focused on luxury under the Samsonite® Black Label product lines; quality, functionality and durability under the Samsonite® lines; or value-consciousness under the American Tourister® brand. In addition to using our Samsonite® and American Tourister® brand names on the products we manufacture or distribute, we license these brand names to third parties for use on products that include travel accessories, leather goods, furniture and other products.

          Our products are sold in more than 100 countries at various types of retail establishments, including department stores, high street shops and luggage specialty stores, mass merchants, warehouse clubs, computer and electronic superstores, office superstores, bookstores, and travel product stores. We also sell certain products through 284 Samsonite-operated retail stores in North America, Europe, Asia and Latin America, over 150 shop-in-shop corners principally in Asia and 173 franchised retail stores, principally in India and South Korea. In addition, our products are sold through www.samsonitecompanystores.com, www.samsoniteblacklabel.com and the websites of many of our customers. We design the majority of our luggage products at our facilities in Europe, North America and Asia. Our products are produced by carefully selected third party suppliers or Samsonite-operated manufacturing facilities. Sales in Europe, North America and in our other markets (including Asia and Latin America) comprised 43.2 per cent, 37.6 per cent and 17.5 per cent of our net sales, respectively, in fiscal year 2006. Licensing revenues comprised the remaining 1.7 per cent of total revenues. We were incorporated in Delaware in 1987.

Key Strengths

Premier Global Brand Franchise in a Leading Industry Position

          Complementary Portfolio of Strong, Well-Known Brands.    We are one of the world's largest and most recognised designers and distributors of luggage, and have a strong heritage in the luggage market dating back to 1910. We believe that our leading market position is primarily the result of our portfolio of complementary products, well-known brand names, strong product offerings and global distribution and sourcing capabilities.

          Recent surveys indicate that we enjoy a very strong worldwide brand awareness. We believe that consumers are familiar with our products and are loyal to our brands. Primarily, we market our luggage products under the brand names Samsonite® Black Label, Samsonite® and American Tourister®. Our products and brands serve multiple markets from Samsonite® Black Label for the luxury market to American Tourister® for the value consumer. We also market products under a license agreement with Lacoste® and will start marketing products under a license agreement with Timberland® in fiscal year 2007.

          Worldwide Distribution and Industry Leading Position.    We distribute our products in more than 100 countries. The success of our Company, products and brands is reflected by the following measurements:

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  We believe we are a leader in total luggage sales in Europe, with our products comprising approximately 21.6 per cent of total luggage sales (including hardside luggage, softside luggage and garment bags).

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  We believe we are a leader in total luggage sales in the United States, where we estimate that our products comprised approximately 26.7 per cent of total luggage sales (consisting of hardside luggage, softside luggage and garment bags).

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  We believe we have strong luggage sales in the Asia Pacific region, where we estimate that our products comprised approximately 24.5 per cent of sales of hardside luggage, softside luggage, garment bags and casual bags.

          The data in "Worldwide Distribution and Industry Leading Position" is extrapolated from third-party sources, including a report by GIA, as well as our internal records. For a discussion of the characteristics of GIA's published data, see the italicised language in "Industry" set out in Part III of this document. We have made the following adjustments in order to present the information in the bullet points above. First, GIA defines luggage sales to include the sale of hardside luggage, softside luggage, garment bags and casual bags. We do not claim to be a sales leader in the casual bag market, and our analysis of luggage sales in Europe and the United States excludes casual bag sales based on estimates from other third party sources and using assumptions similar to those of the GIA report about the growth rate of casual bag sales in these regions. However, our statement about market share in the Asia Pacific region does include information about casual bag sales, as we do not have the third-party data about casual bag sales growth in the Asia Pacific region to extract from the luggage market as a whole. Second, the GIA study calculates luggage sales at the retail level only. We calculate our luggage sales at both retail and wholesale levels, deriving an estimate of the retail value of our total luggage sales based on our estimate of the retail mark-up in each region discussed, and adding the sales of luggage through our own retail outlets. Third, calculations of our total European sales includes Russia, the Middle East, and parts of Northern Africa. The GIA study reports Russia and the Middle East separately, and does not provide data on parts of Northern Africa. We believe that the sales derived from Russia, the Middle East, and parts of Northern Africa do not comprise more than 10 per cent of our total European sales. The GIA study also includes India in their estimates of the Asia Pacific region, which we report separately.

          Leading Global Brand Awareness Fuelled By Increasing Marketing and Advertising.    To further strengthen and support our brand, we commit substantial resources to advertising and marketing programs that promote the style, features, durability and quality of our products and direct the marketing of our products based on consumer demographics. Over the last three years, we have increased the absolute value of our marketing and advertising spending behind our brand by 67.4 per cent to reach 7.3 per cent of our sales. The success of our Company, products and brand support programs is reflected by the following measurements:

  •
  A Company-sponsored survey completed in September 2002, by Hall and Partners, a U.S. independent surveying organisation, indicated that approximately 95 per cent and 88 per cent of travellers surveyed in the United States recognised the Samsonite® and American Tourister® brand names, respectively, compared to approximately 66 per cent for the next most recognised luggage brand.

  •
  Similar market surveys performed in Europe by Research International and Hall and Partners show that recognition of the Samsonite® brand name in most major Western European countries ranges from 62 per cent to 96 per cent.

Strong Growth Prospects

          We Operate in a Dynamic Industry.    According to the GIA report, the global retail bag and luggage market was estimated at $20.8 billion in 2004 and is projected to reach $27.0 billion by 2010. During the period from 1991 to 2000, the global retail bag and luggage market grew from $12.9 billion to $19.4 billion, equating to a compound annual growth rate, or CAGR, of 4.6 per cent. During the period from 2000 to 2003, the global retail bag and luggage market grew from $19.4 billion to $20.3 billion, equating to a CAGR of 1.5 per cent. Assuming the global retail bag and luggage market reaches

$27.0 billion by 2010 as GIA projects, that would equate to a CAGR of 4.2 per cent during the period from 2003 to 2010.

          Diversified and Steady Revenue Stream.    Our revenues are diversified across multiple geographic markets, distribution channels and consumer segments. Our products are sold in over 100 countries in Europe, North America, Asia and Latin America, with our largest customer accounting for 3.3 per cent of our consolidated revenues. Sales in our other markets (including Asia and Latin America) accounted for 13.3 per cent of our total sales in fiscal year 2004, 15.0 per cent of our total sales in fiscal year 2005 and 17.5 per cent in fiscal year 2006. Our growth in these regions is consistent with the general growth profile of these regions, and enables us to further balance our revenues geographically. We sell a broad range of luggage products, including suitcases, garment bags, and carry-on bags, as well as non travel-related luggage products such as business and computer cases and casual bags and backpacks, through multiple distribution channels including Company-operated retail stores, department stores, mass merchants, specialty stores, warehouse clubs and office superstores. We sell our products at multiple price points and to many different consumer segments. For example, Samsonite® Black Label is sold to very affluent customers, Samsonite® to upper income and affluent consumers, American Tourister® to the middle-income and value-conscious segment, and Lacoste® to affluent customers. While sales in certain markets and products have suffered in recent years as a result of certain events such as the SARS outbreak and the war in Iraq, we believe that our product and geographic diversification provide a buffer to the Company's consolidated results against events which only affect certain markets.

          We are an Industry Leader in Product Innovation.    Many of today's most successful luggage products and features were introduced or popularised by Samsonite, including suitcases on wheels, suitcases with a built-in luggage cart, full-featured, structured garment bags, ultra-lightweight, softside suitcases, and innovative new wheel systems. Some of our innovations include:

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  pioneering the use of wheels on our suitcases in the 1970s;

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  introducing the three-point locking system and Piggyback, the first commercially successful upright luggage case in the 1980s;

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  EZ-Cart, the upright suitcase that can be pushed or pulled in the 1990s;

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  the lightweight F'Lite hybrid luggage and the softside Spinner, a four-wheel system featured in several product lines in the 2000s; and

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  X'Lite, a new generation of luggage made from a lightweight, hard-side material that our research and development team developed with a petrochemical manufacturer and a Belgian university research centre.

          We own approximately 110 U.S. patents and approximately 782 patents in selected countries other than the United States. In addition, we have approximately 323 patent applications pending worldwide. As of the end of fiscal year 2006, we had 1,988 trademark registrations with another 210 pending trademark registration applications worldwide covering luggage, travel equipment, apparel products and retail services.

Superior Operating Performance

          Effective Global Manufacturing and Sourcing Network.    Our global product-sourcing network consists of Samsonite-operated manufacturing facilities and various third party finished goods suppliers located principally in Asia and Eastern Europe. During fiscal year 2006, the Company achieved significant direct product cost reductions by moving the purchase of softside products from high labour cost to low labour cost countries and by volume bundling raw materials purchases such as plastics, fabrics and components such as locks, wheels and handle systems. In the past few years, we have consolidated our hardside manufacturing capacity into two manufacturing plants in Belgium and India, and we have consolidated our softside manufacturing capacity into two manufacturing plants in Hungary and Slovakia. As part of this process, we closed three manufacturing facilities (in the United States, Mexico and Spain) and sold our French factory in 2005. We have also created a centralised finished goods sourcing office in China, thus generating greater operating efficiency. Our global sourcing network enables us to obtain low production costs while maintaining the same high quality standards as are applied to the products we manufacture ourselves. Sourcing from third-party suppliers of our products comprises approximately 89.0 per cent of our needs, up from 77.0 per cent in fiscal year 2004, which has contributed to a more efficient and flexible manufacturing cost structure. These improvements in our sourcing strategy and cost structure and the increase in the size of our Company-operated retail and shop-in-shop operations, together with price increases we have implemented, have increased our gross margins from 44.8 per cent in fiscal year 2004 to 46.2 per cent in fiscal year 2005, and to 48.7 per cent in fiscal year 2006.

          Sustained and Reliable Cash Flow Generation.    Our Company has produced consistent operational cash flow over the last four years, even when external events have temporarily affected our sales results. The Company has increased its operational cash flow at a 53.9 per cent CAGR during the period from fiscal year 2002 to fiscal year 2006, even when sales results have decreased as they did in fiscal year 2002, as a result of the September 11, 2001 attacks. The growth in our sales and increased gross margins have driven a significant enhancement in our operating performance in fiscal year 2006. An aggressive working capital efficiency improvement program, initiated in fiscal year 2005, has produced a reduction in working capital (accounts receivable plus inventory less accounts payable) needs of approximately $22.7 million between fiscal year 2004 and fiscal year 2006, mostly as a result of improved management of vendor payment terms and SKU inventory reductions. We are committed to continuing to improve our working capital efficiency, which is a key metric in determining our management's variable compensation. Despite our retail expansion, our capital expenditure needs remain low, having averaged just 1.8 per cent of sales over the last three years.

Experienced and Incentivised Management Team.

          Strong Management.    Our senior management team reflects our global reach, consisting of representatives from five different countries. Some members of our senior management team have spent significant time at Samsonite and others have joined the Company more recently to complement and enhance its capabilities. Management is incentivised through a program of short-term and long-term incentives, implemented as of fiscal year 2005. The incentive programs include: (i) an annual incentive scheme linked to growth in sales, earnings before interest, tax, depreciation and amortisation, or EBITDA, and to improvements in working capital efficiency, and (ii) a long-term incentive scheme comprising of the holding of options to purchase our common stock. The team is led by our CEO, Marcello Bottoli, a luxury goods and consumer products veteran who joined the Company in March 2004. Mr. Bottoli was previously the President and CEO of Louis Vuitton, part of the LVMH group, and has significant experience growing and developing consumer products companies. Mr. Bottoli was also part of the executive senior management team at Reckitt Benckiser from 1991 to 2001, and held various positions with Boston Consulting Group and Procter & Gamble prior to 1991.

Business Development Strategies

          We are pursuing strategic initiatives that are designed to capitalise on our underlying business strengths, growing and diversifying our revenue stream, improving our profitability and our cash flow generation and enhancing the resiliency of our business. Key elements of our business development strategies include:

          Introducing a Stream of Innovative and Contemporary Products into the Market.    We aim to generate consumer-preferred products combining Samsonite's historical strengths in technical and functional innovation with contemporary and stylish design. To further this goal, we have hired a Creative Director from the luxury fashion accessory industry and have established a new global design studio in London. Among other elements, our strategy includes joint product development projects with designers from the fields of fashion, architecture and design, such as product designer Marc Newson and fashion designer Matthew Williamson.

          Strengthening Support Behind our Brand and Product Marketing and Advertising.    Our plans include continued growth in direct consumer advertising and marketing support programs for our trade customers. We are focusing our marketing programs on more effective targeted advertising, strengthened point-of-sale support and better customer service. We spend a large portion of our advertising budget on targeted print advertising campaigns and billboards. We recently began featuring business and fashion celebrities such as Sir Richard Branson and actress Isabella Rossellini in our advertising. We spent approximately $70.8 million on advertising and promotional costs in fiscal year 2006, which constituted 7.3 per cent of our net sales and was a 23.6 per cent increase over fiscal year 2005, and we expect to spend approximately $91.5 million in fiscal year 2007, which would be an increase of 29.2 per cent over fiscal year 2006.

          Expanding our Retail Distribution Platform.    We plan to continue to increase the business importance of our retail operations. We intend to open additional retail locations and modify our retail business model to operate stores under three different platforms: Samsonite® Black Label, Samsonite® and Company factory outlets. Samsonite® Black Label stores will be located in large-market, fashion oriented international shopping districts in areas such as New York, London, Singapore and San Francisco, while we plan to open additional Samsonite® stores in high-traffic shopping malls and high street locations. Our Company factory outlets will sell primarily discontinued items in our collections. We believe that the expansion of our retail operations will enable us to better control the introduction, marketing and presentation of our Samsonite® Black Label and traditional Samsonite® product lines. We also believe this strategy will enhance our brand image and solidify our price-point positions at the higher ends of the luggage and casual bags market. This should in turn result in broader and more profitable distribution of our products both in our own stores and with our traditional wholesale customers.

          Pursuing Expansion Opportunities in High-Growth Geographic Markets.    We plan to continue to expand worldwide in countries where growing economies and reduced political and trade barriers provide opportunities for long-term growth. Our major region of focus will continue to be Asia, where, according to GIA, the projected growth rate for the combined Asia Pacific and Japanese luggage and casual bag market of 7.5 per cent from 2005 to 2010 will outpace all other major markets. We believe we are well-positioned to take advantage of this projected growth by virtue of our existing operations in the Asian markets, including China, India, the Pacific Rim and our recently established operations in Japan. Our Asian business unit has achieved a 18.9 per cent CAGR in net sales since the end of fiscal year 2003. In India we have also entered into "franchise" arrangements with over 140 retailers that enable us to assist our partners with store location, signage, and retail marketing in exchange for exclusive supply arrangements. Upon the expiration in 2004 of our license agreement in Japan with a local luggage manufacturer, we have re-entered the Japan market directly through a joint venture. We recently purchased the minority partner interest in the joint venture and now own 100 per cent of our Japanese subsidiary. We will also continue to pursue expansion opportunities in other markets, including in Eastern Europe or Latin America, either by directly entering these markets or by acquisitions or joint ventures with third-party distributors. We believe that these regions offer significant growth opportunities and, given our global manufacturing and brand presence, we are well positioned to increase sales and profitability in these regions.

          Exploiting New Business Opportunities.    We have a successful track record of leveraging our well-recognised brands to introduce new products and product extensions. We believe there is opportunity to expand our market share in the luxury market for travel products and will continue to expand Samsonite® Black Label and other luxury product lines such as X'Lite, Vintage, Signat, 1500 and 1800 Series, Samsonite® by Mark Newson, PRO-DLX and Hommage. We also believe there is an opportunity to reintroduce some of our more successful products, such as our re-edition of the Signat product line in fiscal year 2007. We will continue our focus on the growing outdoor and casual bag market and the business and computer case markets, which together comprised approximately 24.0 per cent of our sales in fiscal year 2006.

          We believe that there are other opportunities to license our brands beyond our current travel accessories, leather goods and furniture categories. In particular, we plan to explore the expansion of our business directly or through licenses to encompass new categories, such as eyewear and watches, where our branding could appeal to potential customers. We also plan to expand our presence in other product categories, such as shoes. We also intend to pursue additional licensing opportunities with recognised international consumer brands, such as our existing licenses with our Lacoste® and Timberland® products.

          Improving Our Gross Margins.    We plan to continue improving our gross margins by increasing our price levels as we introduce new consumer product lines to replace aging, lower-priced products, expanding our retail activities and improving our sourcing and coordinating certain raw material purchases by our suppliers to reduce the costs of our products. We intend to further optimise our supply chain and manufacturing operations, which will include reductions in company-operated manufacturing facilities and partnering with third-party vendors.

          Continuing to Improve Operating Efficiencies and Cash Flow Generation.    We will continue to focus on strategies to reduce fixed manufacturing and administrative costs, reduce inventory to more efficient levels, shorten product delivery lead times, and increase responsiveness to changes in the marketplace. We will also continue to focus on improving our working capital efficiencies, maintaining our high inventory turnover and receivable collection rates and building technical and development support to start co-development relationships with preferred finished goods vendors. The Company is committed to further increase the third party outsourcing to 95 per cent of total softside products with fewer vendors who fully support the co-development business model. Moreover, raw materials volume bundling will be increased considerably from 20 per cent to 50 per cent of the total raw materials purchases. Both first and second tier suppliers development will further enhance cost control and generate cost savings.

Products and Development

          We distribute a broad range of products that include softside, hardside and hybrid (combination hardside and softside) luggage, business and computer bags, and outdoor and casual bags, shoes, small leather good accessories and other related products.

          Below is our market positioning for each of our principal brands:

Brand Name	Percentage of Net Product Sales, Fiscal Year 2006	Market Positioning	Consumers
Owned Brand Names:
Samsonite® Black Label	0.8%	Luxury	Very affluent
Samsonite®	72.5%	High-quality, innovative	Upper income, affluent
American Tourister®	13.7%	Quality and value	Middle to lower income and value-conscious
Licensed Brand Names:
Lacoste®	5.0%	Sport luxury	Affluent
Timberland®*	0.0%	Casual and outdoor	Affluent
Other	8.0%

Total	100.0%

*
There are no historical sales of Timberland® licensed products. We expect to begin selling Timberland® licensed products in fiscal year 2007. Timberland has in the past sold products in the luggage and casual bags sector through a license agreement with another manufacturer, which has since terminated.

          Licensed Products.    We license our trademarks primarily for use on related product categories that are made and sold by licensees, either worldwide or in certain geographical regions. Our licensees are selected for competency in their product categories and usually sell parallel lines of products under their own or other brands. Examples of licensed products include leather business and computer cases, furniture products, travel accessories, photo and audio storage gear, personal leather goods, umbrellas, cellular phone cases, school bags, shoes and children's products. Net sales include royalties earned and sales of licenses of $16.6 million, $19.9 million and $22.0 million, for the years ended January 31, 2006, 2005 and 2004, respectively. For fiscal years 2005 and 2004 we had royalties of $4.9 million and $5.2 million, respectively from a luggage manufacturer and distributor in Japan. In December 2004, the license agreement with our Japanese distributor terminated and the Company initiated direct market sales in Japan.

          The following table sets forth an overview of the percentage of our fiscal year 2006 revenues from global sales of luggage, business and computer cases, and outdoor and casual bags by product categories:

Product Category	Percentage of Net Sales, Fiscal Year 2006	Principal Products	Key Brands	Main Distribution Channels
Luggage	67.0%	Hardside and softside luggage, garment bags, carry on bags	Samsonite® Black Label	Direct retail stores, specialty stores and high-end department stores
			Samsonite®	Mid-level department stores, specialty stores, national chains, warehouse clubs, direct retail stores
			American Tourister®	National chains, mass merchants, specialty stores, direct retail stores
Outdoor and Casual Bags	12.0%	Duffel bags, tote bags, backpacks, shoulder and hip bags, school bags	Samsonite®, Lacoste®	Specialty stores, department stores, national chains, warehouse clubs, sport and outdoor retailers

			American Tourister®	National chains, mass merchants, specialty stores
Subtotal of Luggage & Outdoor & Casual Bags(1)	79.0%

Business and Computer Cases	12.0%	Briefcases, business cases, computer cases	Samsonite® Black Label	Direct retail stores, specialty stores and high-end department stores
			Samsonite®	Department and specialty stores, office superstores, OEMs, warehouse clubs
			American Tourister®	Mass merchants
Other	9.0%	Small leather goods, footwear, clothing, travel accessories	Samsonite® Black Label	Direct retail stores, high end department stores, specialty stores

			Samsonite®, Lacoste®	Department stores, specialty stores,
			American Tourister®	Department stores, specialty stores, mass merchants
Total	100.0%

Note:

(1)
Subtotaled to reflect segments measured in October 2005 GIA report. See discussion of "Worldwide Distribution and Industry Leading Position" above.

          Our product categories are described below. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part VII of this document.

          Softside Luggage.    The softside luggage category includes suitcases, garment bags and soft carry-on suitcases. Approximately 89.0 per cent of the softside luggage we sell is made for us by independent finished goods suppliers located around the world. We produce the balance of our softside luggage and garment bags in our own facilities located in Eastern Europe. Our softside products are sold under all of our major brands.

          Over the past few years, Samsonite has introduced a number of innovative proprietary features in its softside luggage products in response to consumer demands for increased ease of use and better interior organisation, mobility and protection. An example is the SpaceMaster carry-on/tote designed to fit easily in airline overhead bins or under seats.

          Hardside Luggage.    We manufacture most of our hardside suitcases in Company-owned factories. Our hardside luggage is sold under the Samsonite®, Samsonite® Black Label and American Tourister® brands. Each line includes a variety of sizes and styles to suit differing travel requirements. We currently manufacture hardside suitcases using three basic processes: injection moulding, vacuum forming and pressure forming. Two of these processes require different types of plastic resin; the third uses proprietary, SRP (self-reinforcing polymer) laminates. Our hardside suitcases include proprietary features to facilitate ease of packing and transport.

          Hybrid Luggage.    We have introduced products that include important proprietary designs and features of both the hardside and softside luggage. Generally, hybrid cases use our various polymer-moulding technologies to form the structural, protective shell portion, with textile-based soft portions forming the rest of the product. Hardlite business cases and some F'lite travel products use our patented, proprietary process to mould sleek, tough polymer frames around laminated fabric panels to form extremely light shells.

          Business and Computer Cases.    We sell a variety of business and computer cases under our Samsonite®, Samsonite® Black Label and American Tourister® brand names. We are pursuing innovations in lighter weight and more fashionable styles meeting the functionality requirements of modern travellers. Our two latest introductions were a line of women's computer bags, a line of casual business cases and a mobile office computer bag with Spinner wheels. We design and have our suppliers manufacture our softside business cases and computer cases. In addition, we license our brands to experienced business case distributors for the sale of certain products in the United States.

          Outdoor and Casual Bags.    The outdoor and casual bag market includes duffel bags, casual luggage, tote bags, athletic bags, traditional backpacks, daypacks, and shoulder bags. We have expanded our business in this growing market by increasing distribution of products under our licensed Lacoste® brand. Additionally, the Company has licensed the Timberland® brand to extend its reach in the outdoor and casual bag markets and expects to begin distribution of Timberland® products in fiscal year 2007. We believe that by offering consumers a number of product lines with varying styles and price points, we have the opportunity to capture a larger portion of this market.

Regions and Store Locations

          Our products are sold in more than 100 countries around the world from the retail locations of others, from our own stores, over the Internet at www.samsonitecompanystores.com and www.samsoniteblacklabel.com in the United States and at the websites of a number of our customers. Retail channels of distribution primarily include department and specialty stores, national and mass merchant retailers, warehouse clubs and Company-operated retail stores.

          Sales of our products tend to be only moderately seasonal. Sales are slightly higher in the third and fourth quarters of fiscal years, when the back-to-school shopping season increases sales for backpack and casual products and when holiday travel and shopping increases sales for our traditional luggage products.

          A summary of net revenues follows:

	Net Revenues
	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
	(amounts in millions)
Europe	$417.4	406.0	346.1
North America	363.9	343.0	306.6
Asia	127.7	99.0	74.1
Latin America	41.8	36.1	29.5
Corporate & Other	16.1	18.8	20.2

Total	$966.9	902.9	776.5

          Europe.    Our Samsonite® and Samsonite® Black Label products in Europe are sold through specialty luggage and leather goods stores and department stores. We also sell our products through 45 Company-operated Samsonite® and Samsonite® Black Label retail stores located throughout Western and Central Europe. In order to preserve the premium image of the Samsonite® brand,

Samsonite® brand products are not distributed through discount retailers. Our American Tourister® brand has been introduced in Europe as well as in Asia to establish a single global brand name in the discount channel (known in Europe as "hypermarkets"). Our direct sales and product demonstration force of approximately 130 people serves companies with retail outlets throughout Europe.

          In over 20 European markets where we do not have a direct sales force, we sell our products through distributors and agents. These distributors and agents, as well as those mentioned under "Elsewhere in the World" below, handle various travel-related products in addition to our products. Distribution agreements generally provide for mutual exclusivity, whereby distributors do not handle competitors' luggage products and we do not sell to other distributors or agents in their territory.

          North America.    Our Samsonite® Black Label products are sold in high-end department and specialty luggage stores. Our Samsonite® and American Tourister® branded products are sold in North America primarily through traditional luggage retail distribution channels such as mid-level department stores and luggage specialty stores. Some national retailers and warehouse clubs carry Samsonite® and American Tourister® products uniquely designed for them. American Tourister® products are primarily sold to middle income and value conscious consumers through discount channels such as mass merchants and factory outlets. Our direct sales force of approximately 30 professionals services our customers' retail outlets throughout North America.

          We currently operate approximately 189 retail stores in North America that distribute Samsonite® and American Tourister® products designed specifically for these stores, a variety of travel-related products, and our excess and discontinued products. In fiscal year 2006, approximately 32.4 per cent of our sales in North America came from our retail stores.

          Asia.    We sell our products through 31 Company-operated Samsonite® retail stores, over 150 Company operated "shop-in-shop" or "corners" in department stores and 173 non-Company operated franchise stores, as well as specialty stores and travel stores. We market directly in Japan, Korea, India, China, Hong Kong, Singapore, Taiwan and Malaysia. In other Asian markets where we do not market directly, we sell through distributors and agents. Our American Tourister® brand is sold in selective Asian markets through hypermarkets, specialty stores and department stores. Revenues from Asian operations increased 29.0 per cent from fiscal year 2005 to fiscal year 2006.

          Latin America.    Our Samsonite® and American Tourister® branded products are sold in Latin America primarily through traditional luggage retail distribution channels such as department stores and luggage specialty stores. Some national retailers and warehouse clubs carry Samsonite® and American Tourister® products uniquely designed for them. We also operate 19 retail stores in Latin America that distribute Samsonite® and American Tourister® products, and provide a profitable distribution channel to liquidate our excess and discontinued products. Because American Tourister® products are primarily sold to middle income and value conscious consumers, discount channels such as mass merchants and warehouse clubs are especially important to the distribution of American Tourister® branded products in Latin America. Revenues from Latin America increased 15.8 per cent from fiscal year 2005 to fiscal year 2006, and increased 22.4 per cent from fiscal year 2004 to fiscal year 2005.

          Elsewhere in the World.    In markets outside Europe, North America, Asia and Latin America, we sell our products either directly by export or through agents and distributors or under license. Products sold in these international markets are shipped from Eastern and Western Europe or Asia depending upon product type and availability. In some instances, we entered new markets through third party distributors and subsequently acquired these third party distributors as the markets developed.

Distribution Channels

          Specialty stores.    Our products are currently sold in specialty luggage stores around the world. Sales through specialty stores represented approximately 26.1 per cent of our net product sales in fiscal year 2006, compared with 26.5 per cent and 29.2 per cent of our net product sales in fiscal year 2005 and fiscal year 2004, respectively.

          Department stores.    Our products are currently sold in department stores, such as Macy's, Lane Crawford and Harrods. Department store sales represented approximately 22.3 per cent of our net product sales in fiscal year 2006, compared with 21.3 per cent and 20.3 per cent of our net product in fiscal year 2005 and fiscal year 2004, respectively.

          Mass merchants.    Our products are currently sold in mass merchant stores such as Wal-Mart in the United States and Auchan in Europe. Sales through mass merchant stores represented approximately 6.3 per cent of our net product sales in fiscal year 2006, compared with 5.4 per cent and 5.2 per cent of our net product sales in fiscal year 2005 and fiscal year 2004, respectively.

          Office superstores.    Our products are currently sold in office superstores such as Staples in the United States. Sales through office superstores represented 3.8 per cent of our net product sales in fiscal year 2006, compared with 4.8 per cent and 4.5 per cent of our net sales in fiscal year 2005 and fiscal year 2004, respectively.

          Warehouse clubs.    Our products are currently sold in warehouse clubs, mostly in the United States, such as Costco. Sales through warehouse clubs represented approximately 1.9 per cent of our net product sales in fiscal year 2006, compared with 1.9 per cent and 2.4 per cent of our net product sales in fiscal year 2005 and fiscal year 2004, respectively.

          Retail stores.    The remainder of our sales are realised through our network of directly operated stores. We currently operate approximately 284 retail stores worldwide that distribute Samsonite®, Samsonite® Black Label, and American Tourister® products, a variety of travel-related products, and our excess and discontinued products. We operate over 150 shop-in-shop concessions primarily in Asia. We have also entered into "franchise" arrangements with approximately 173 retailers that enable us to assist the retailer with store location, signage, and retail marketing in exchange for exclusive supply arrangements in Asia (mainly India, South Korea and China). A summary of our store count at the end of fiscal year 2006 follows:

	North America	Latin America	Asia	Europe	Total
Samsonite® Black Label Stores	—	—	1	4	5
Samsonite® Stores	17	10	27	10	64
Factory Outlet Stores	172	9	3	31	215

Company-Operated Stores	189	19	31	45	284

Advertising

          Advertising resources are committed to brand advertising programs that promote the brand image and product features of our luggage and related products. Samsonite's global advertising strategy is a fully integrated and targeted advertising effort through print, billboards, public relations, in-airport, on-line, and in-store advertising. During fiscal year 2006, we began to use an internationally recognised spokesperson, Sir Richard Branson, to globally advertise our PRO-DLX line in print. We will continue this strategy in fiscal year 2007 with print advertising featuring international actress Isabella Rossellini promoting the new Samsonite® Black Label Vintage collection, and well-known Spanish flamenco dancer Joaquín Cortés promoting the new Samsonite® Black Label X'Lite products — the lightest, strongest products that Samsonite has ever created. We assist our trade customers in adapting their advertising to our global advertising campaigns through various cooperative advertising programs. We employ other promotional activities to further support our trade customers and increase product sales, including in-store point of sale print support and display fixturing along with consumer loyalty programs. At www.samsonite.com and www.samsoniteblacklabel.com, we communicate our corporate message, product and brand image through an integrated global website. In fiscal year 2006 we spent approximately $70.8 million on advertising and marketing promotion activities, an increase of 67.1 per cent compared with fiscal year 2004. For the last five fiscal years we have expended, on average, in excess of $51.4 million annually in global communications, cooperative advertising programs, public relations, and promotional activities (such as catalogues, point of display materials, trade shows and sales samples) to support the sale of our branded products.

Manufacturing and Sourcing Products

          We believe that our large size and leading market position allows us to achieve volume driven purchasing and manufacturing economies of scale. Our global product-sourcing network consists of various third party finished goods suppliers located principally in Asia and Eastern Europe and Samsonite-operated manufacturing facilities. Our global sourcing network enables us to obtain economies of scale by sourcing products from countries with low production costs while maintaining the same quality standards as are applied to the products we manufacture ourselves. We continue to adjust our business model to reduce fixed manufacturing costs and to adopt a more variable cost model that increases the amount of goods sourced from lower-cost production regions primarily in Asia. Over the past several years we have closed several manufacturing facilities in the United States, Mexico, Belgium and Spain. During fiscal year 2006, we disposed of a hardside manufacturing facility in Hénin-Beaumont, France. Our remaining manufacturing facilities include hardside plants in Oudenaarde, Belgium and Nashik, India; and softside plants in Samorin, Slovakia and Szekszard, Hungary. Our initiatives are reflected in the ratio of manufactured softside products declining from 23.0 per cent in fiscal year 2004 to 11.0 per cent in fiscal year 2006.

          In fiscal year 2006, we purchased 89.0 per cent of our softside products from third-party vendors in Asia and Eastern Europe. We select different third-party vendors to benefit from differences in manufacturing costs, payment terms and shipping costs. We do not rely on any single third-party vendor whose loss would be material to us. The remaining 11.0 percent of our softside and hybrid products was produced in Company-operated factories. Further, substantially all of our hardside products are manufactured in our own facilities.

          Softside luggage is primarily made from fabric including nylon, polyester and vinyl, as well as aluminium, steel, plastics and leather. These materials are purchased from various vendors throughout China and Taiwan and are readily available. The hardside luggage is composed primarily of polypropylene, which we source from two European suppliers, and various combinations of ABS (acrylinonitrile butadiene styrene) and polycarbonate, which we source from suppliers in India and Europe. None of these hardside materials is difficult for us to obtain as numerous third party vendors exist.

          We maintain a vigorous quality control program for goods manufactured at our own plants and at third-party vendor facilities. New products are put through a series of simulation and stress tests to assure durability and strength. In our manufacturing facilities and our Asian quality assurance office, we use quality control inspectors, engineers and lab technicians to monitor product quality and production standards at vendors' production facilities.

Competition

          Competition in the worldwide luggage industry is very fragmented. We have several regional competitors in each of our country markets (Europe, North America, Latin America and Asia), but no other company competes on a global scale with us.

          Throughout our regional markets we compete based on brand name recognition, reputation for product quality, product differentiation, new product innovation, customer service, high-quality consumer advertising campaigns and quality to price comparisons. We are well established in the distribution channels critical to luggage distribution, which we believe gives us a competitive advantage.

          The manufacture of softside luggage is labour intensive but not capital intensive; therefore, barriers to entry by competitors in this market segment are relatively low. This is reflected by the many small competitors present in the softside luggage market. In addition, we compete with various large retailers, some of whom are our customers, who have the ability to purchase private-label softside luggage directly from low-cost manufacturers. The manufacture of hardside and hybrid luggage is more capital intensive and there are relatively few finished goods vendors; consequently, barriers to entry are relatively high. Nonetheless, we have several competitors worldwide in the hardside luggage market.

Customers

          Our customers include specialty stores featuring luggage products, major department stores that carry luggage, retail chain stores, mass merchants, office superstores, warehouse clubs, premium sales (sales direct to business), Internet retailers and discounters. We also sell certain products directly to consumers through Samsonite®-operated retail stores in Europe, North America, Latin America and Asia and over the Internet at our www.samsonitecompanystores.com and www.samsoniteblacklabel.com websites. We do not depend on any single customer for more than 3.3 per cent of our consolidated revenues.

Management Information Systems

          We are in the process of replacing all of our various business information systems worldwide with the SAP Enterprise Resource Planning (ERP) system. This global system is a single instance of software, with Samsonite standardised templates, hosted by SAP in Germany. The standardised templates will help the company assure data integrity and consistency of information collected from all entities. The pilot implementation begins in June 2006 with our Canadian operations, followed by a planned U.S. implementation in the third quarter of 2006, and a planned European implementation in the fourth quarter of 2006. We intend to have Phase I implementation complete on a worldwide basis by mid-2007. Our Phase II implementation will utilise SAP's Retail solution and other system enhancements. We expect Phase II implementation to be completed in the first quarter of 2008.

Environmental Matters

          Our operations throughout the world are subject to federal, state and local environmental laws and regulations. These environmental laws and regulations govern the generation, storage, transportation, disposal and emission of various substances. We work to ensure that our existing operations comply fully with these laws and regulations. Although compliance involves continuing costs, the ongoing costs of compliance with existing environmental laws and regulations have not had, nor are they expected to have, a material effect upon our cash flow or financial position. From time to time we have incurred, or accrued for, cleanup or settlement costs for environmental cleanup matters associated, or alleged to have been associated, with our historic operations. To date these expenses have not had a material effect upon our cash flow or financial position. Unknown, undiscovered or unanticipated situations or events may require us to increase the amount we have accrued for any environmental matters.

Trademarks, Patents and Product Development

          We are the registered owner of Samsonite®, American Tourister® and other trademarks. As of the end of fiscal year 2006, we had approximately 1,988 trademark registrations and 210 trademark applications pending in the United States and abroad covering luggage, travel equipment, apparel products and retail services. Our Samsonite® and American Tourister® trademarks are of material importance to our business. Our trademark registrations in the United States and elsewhere will remain in existence for as long as we continue to use and renew them on a timely basis.

          We also own approximately 110 United States patents and approximately 782 patents in selected foreign countries (i.e., patents of inventions, industrial design registrations and utility models). In addition, we have approximately 323 patent applications pending worldwide. We pursue a policy of seeking patent protection where appropriate for inventions embodied in our products. The patents we hold provide barriers to competition in applicable portions of our business, primarily associated with hardside and hybrid luggage products. Our patents and pending patent applications cover features, designs and processes in most of our mid- and higher-priced product lines. Although some companies have sought to imitate some of our patented products and our trademarks, we have generally been successful in enforcing our worldwide intellectual property rights.

          We devote significant resources to new product design, development and innovation. We estimate that we have spent on average $7.4 million per year over the last three fiscal years on new product design and development. We start with market research to identify consumers' functional requirements and style preferences. Once identified, we employ designers and development engineers and work with outside designers to develop new products that respond to those requirements and style preferences. We attempt to differentiate ourselves from our competitors by offering products that are innovative and distinctive in style and functionality. During fiscal year 2006, we hired a new Creative Director with extensive background in the design of luxury bags and accessories and realigned all global design functions under his direction.

Employees and Labour Relations

          As of the end of fiscal year 2006, we had approximately 5,000 employees worldwide, with approximately 1,200 employees in North America, 2,200 employees in Europe, 1,300 employees in Asia and 300 employees in Latin America. In the United States, approximately 100 employees are unionised under a contract that is renewed every three years and was most recently renewed in April 2005. As of the end of fiscal year 2006 we employed in our European manufacturing plants approximately 800 workers in Belgium and approximately 700 workers in Slovakia and Hungary. In Europe, union membership is not definitively known to Samsonite, as union membership is confidential and varies from country to country. It is probable that most of our European workers are affiliated with a union, but we have no way of officially confirming this. Most European union contracts have a one-year duration. We believe our employee and union relations are generally satisfactory.

 PART V: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

Name	Age	Position
Marcello Bottoli	44	President and Chief Executive Officer, Director
Charles J. Philippin	56	Non-Executive Director
Ferdinando Grimaldi Quartieri	46	Non-Executive Director
Antony P. Ressler	45	Non-Executive Director
Lee Sienna	54	Non-Executive Director
Donald L. Triggs	62	Non-Executive Director
Richard T. Warner	47	Non-Executive Director
Melissa Wong Bethell	31	Non-Executive Director
Jeffrey B. Schwartz	32	Non-Executive Director

          Prior to Admission, we expect that Mr. Richard Wiley, who is one of our executive officers serving the role of Chief Financial Officer, Treasurer and Secretary, will be appointed to our Board of Directors as an executive Director. In addition, prior to or as soon as practicable after Admission, we expect that certain of the non-executive Directors currently on our Board of Directors will resign from their positions. Prior to or as soon as practicable after Admission, we also expect to appoint a non-executive Chairman and one new non-executive Director to our Board of Directors. We expect to make these changes to the composition of our Board of Directors in order to reconstitute our Board of Directors in a manner that will reflect more closely the recommendations set out in the U.K. Combined Code on Corporate Governance in relation to Board composition. See "— Corporate Governance" below. There can be no assurance that these changes will be effected prior to or soon after Admission or at all. In addition, if the global offering does not proceed, we may not make any such changes to the composition of our Board of Directors.

          Marcello Bottoli.    Mr. Bottoli was appointed President and Chief Executive Officer in March 2004 and was appointed as a director of Samsonite in September 2005. From 2001 to 2002 Mr. Bottoli, was Chairman of the Board and Chief Executive Officer of Louis Vuitton, part of the LVMH group, a luxury consumer products company. From 1991 to 2001 he held several management roles at the Benckiser Group (now Reckitt Benckiser), a global consumer products company. At Benckiser, Mr. Bottoli worked in various positions in Spain, France, the Netherlands and the United Kingdom and became a Management Board member and Executive Vice President of Benckiser as of 1993. He began his career with Procter & Gamble, in France and the United States, and prior to joining the Benckiser Group, spent two years with The Boston Consulting Group, a diverse global business consulting firm, in the firm's Paris and Milan offices.

          Charles J. Philippin.    Mr. Philippin became a director of Samsonite in October 2003. Mr. Philippin has been a principal with GarMark Advisors, a mezzanine investment fund, since 2002. From 2000 to 2002, Mr. Philippin was Chief Executive Officer of Online Retail Partners, an internet incubator company. From 1994 to 2000, Mr. Philippin held several positions with Investcorp, a global investment group, including serving as a member of its management committee, and was responsible for post-acquisition monitoring and performance improvement for the firm's U.S. portfolio. From 1974 to 1994, Mr. Philippin was with the public accounting firm of Coopers & Lybrand (now PricewaterhouseCoopers), and was a partner of the firm from 1982. Mr. Philippin serves on the boards and audit and compensation committees of Competitive Technologies, Inc., CSK Auto Corporation and on the board and audit committee of Alliance Laundry Systems.

          Ferdinando Grimaldi Quartieri.    Mr. Grimaldi became a director of Samsonite in October 2003. Since 2002, Mr. Grimaldi has been a Managing Director of Bain Capital, Ltd., a private investment firm based in London. Prior to joining Bain Capital, Mr. Grimaldi was responsible for private equity investments at Investcorp International Limited for six years and was a member of the firm's management committee from 1999 until 2002.

          Antony P. Ressler.    Mr. Ressler became a director of Samsonite in July 2003. Mr. Ressler is the Managing Member of Ares Management, LLC, and serves as an Investment Committee member on all Ares funds. In 1997, Mr. Ressler co-founded Ares, an independent investment management firm with approximately $11 billion of committed capital under management. Ares specialises in managing assets in the private equity and leveraged finance markets. Mr. Ressler co-founded Apollo Management in 1990. Mr. Ressler oversaw Apollo's capital markets activities, focusing particularly on distressed and private equity investment opportunities originating as a result of day-to-day involvement in the capital markets. Prior to 1990, Mr. Ressler served as a Senior Vice President in the High Yield Bond Department of Drexel Burnham Lambert Incorporated, with responsibility for the New Issue/Syndicate Desk. Mr. Ressler serves on the board of Allied Waste Industries, Inc. and several private companies.

          Lee Sienna.    Mr. Sienna became a director of Samsonite in October 2003. Mr. Sienna has been Vice President of the private equity group of Ontario Teachers' Pension Plan Board since 2002. From 1998 to 2002, Mr. Sienna was a partner at Calcap Corporate Finance Limited, a consulting firm specialising in mergers and acquisitions. From 1995 to 1998, Mr. Sienna was Vice President, Corporate Development at Dairyworld Foods. Prior to 1995, Mr. Sienna held various positions in management and corporate development for companies in the beverage, food and entertainment industries.

          Donald L. Triggs.    Mr. Triggs became a director of Samsonite in October 2003. Since 1993, Mr. Triggs has been the President, Chief Executive Officer and a Director of Vincor International, Inc., a global wine producer, retailer and distributor based in Ontario, Canada with wineries in Ontario and British Columbia in Canada, Washington State, California, Australia and New Zealand. In August 1989 Mr. Triggs became Chairman, Chief Executive Officer and a Director of Cartier Wines & Beverage Corporation, which became Vincor International in 1992 as a result of a merger.

          Richard T. Warner.    Mr. Warner became a director of Samsonite in October 2003. Since 2004, Mr. Warner has been a founding partner of Hemisphere One, a global investment firm focused on investing in lifestyle brands. From 1994 to 2003, Mr. Warner served in several senior capacities at Investcorp, a global investment group. From 1999 to 2002 he was head of Investcorp's European business, responsible for the firm's European private equity activities. Mr. Warner also led Investcorp's review of various global strategic options. In addition, he served as a member of the firm's Coordinator's Committee (global operating board of Investcorp), Commitment Committee (controls Investcorp's global capital commitments) and Budget and Expense Review Committee (controls Investcorp's operating expenses).

          Melissa Wong Bethell.    Ms. Bethell became a director of Samsonite in September 2005. Ms. Bethell is a principal with Bain Capital, Ltd., responsible for private equity investments since 1999. Prior to joining Bain Capital, Ms. Bethell worked at Goldman Sachs, in the Fixed Income Capital Markets division, where she covered consumer products, financial services and technology companies in the United States and Australia.

          Jeffrey B. Schwartz.    Mr. Schwartz became a director of Samsonite in September 2005. Mr. Schwartz is a vice president in the Private Equity Group of Ares. Prior to joining Ares in 2004, Mr. Schwartz was an investment banker at Lehman Brothers in the Financial Sponsor group since 2000. Mr. Schwartz also serves on the board of directors of Tinnerman Palnut Engineered Products, Inc.

Executive Officers

Name	Age	Position
Richard H. Wiley	49	Chief Financial Officer, Treasurer and Secretary
Thomas Korbas	54	President — The Americas
Giuseppe Fremder	53	President — Samsonite S.p.A.
Marc Matton	57	Chief Supply Officer
Arne Borrey	43	President — Europe, Middle East and Africa
Shashi S. Dash	62	President — Asia Pacific Region
Deborah Rasin	39	Vice President — Legal, General Counsel and Assistant Secretary
Ramesh Tainwala	46	Chief Operating Officer of Samsonite South East Asia Pvt. Ltd.
Annick Desmecht	38	Chief Marketing Officer
Quentin Mackay	35	Creative Director

          Richard H. Wiley.    Mr. Wiley has been Chief Financial Officer, Treasurer and Secretary of Samsonite since March 1998. From 1995 to 1998, Mr. Wiley was Chief Financial Officer of the Americas division of Samsonite and Assistant Treasurer. Prior to joining Samsonite, from 1994 to 1995, Mr. Wiley was an audit and consulting senior manager with BDO Seidman, an international public accounting firm. From 1982 to 1994, Mr. Wiley was with KPMG LLP, working in the audit and consulting areas.

          Thomas Korbas.    Mr. Korbas was appointed President of the Americas Division of Samsonite in October 2004. Prior to that, since 2000, Mr. Korbas was Vice President/General Manager of U.S. Wholesale. From 1995 to 2000, he served as Vice President/General Manager and Vice President of Sales and Marketing for U.S. Non-Traditional business and Vice President of Operations. From 1994 to 1995, Mr. Korbas was Vice President/General Manager of Legacy Luggage Inc., a division of Samsonite, designing, sourcing, and selling private label luggage. From 1979 to 1994, Mr. Korbas was Sr. Vice President of Operations, Vice President of Sourcing, Director of Manufacturing, and Engineering Manager for American Tourister.

          Giuseppe Fremder.    Mr. Fremder has served as President of Samsonite S.p.A., or Samsonite Italy, Samsonite's Italian subsidiary, since October 1997. In addition, Mr. Fremder has served as Managing Director of Samsonite Italy and its predecessor, Samsonite Italy Srl., since it was founded in 1984. In 2004, Mr. Fremder was appointed President of Samsonite's Global Licensing In & Out division, and in 2000 was appointed President of Samsonite Black Label, the world-wide fashion division of Samsonite.

          Marc Matton.    Mr. Matton was appointed Chief Supply Officer of Samsonite in July 2004. Prior to that, Mr. Matton served as President and Managing Director of Samsonite Europe N.V., or Samsonite Europe, from November 2000, was Vice President Marketing and Sales at Samsonite Europe from 1995 to 2000, and additionally, was General Manager Softside Division beginning in 1998. From 1991 until 1995, Mr. Matton served as Sales Director for Samsonite Europe.

          Arne Borrey.    Mr. Borrey was appointed President Europe, Middle East and Africa in July 2004 and is responsible for Samsonite business in these regions. From 2001 to 2004, he was Vice President of Marketing & Sales for Samsonite Europe. Mr. Borrey started his career with Samsonite in 1987 as Product Planner and subsequently became Product Manager Softside. From 1990 until 1993 he worked in Spain as Marketing and Sales Manager. In Oudenaarde, Belgium, he took up the position of Manager Legacy Division and was named Sales Director Europe in 1995, a position he held until 2001.

          Shashi S. Dash.    Mr. Dash has been Samsonite's President for its Asia Pacific region since January 2004. Prior to that, and since 1999, Mr. Dash was Vice President — General Manager for Samsonite's Asia Pacific region. From 1996 to 1999, he was Executive Director, Marketing, for Samsonite India Limited. From 1994 to 1996, Mr. Dash was with Real Value Appliances as Director and Board Member, International, based in Hong Kong. Earlier in his career, Mr. Dash was with Blowplast and Aristocrat in India, involved in the building of luggage brands such as "VIP" (as Marketing Director and then President) and "Aristocrat" (as Managing Director) that are today household names in India.

          Deborah Rasin.    Ms. Rasin was appointed Vice President — Legal, General Counsel and Assistant Secretary in February 2006. Ms. Rasin has practised corporate and commercial law for 14 years. From 1997 until joining Samsonite, Ms. Rasin was an attorney at General Motors Corporation (in Zurich, Switzerland and Detroit, Michigan) where she advised on a myriad of commercial and international transactions, and served as business unit counsel and general counsel for various General Motors business units and subsidiaries. Prior to that, Ms. Rasin worked in law firms in Washington, Hong Kong and Tel Aviv. Ms. Rasin received her J.D. from Harvard Law School and is admitted to the bar in California, Washington, D.C. and Michigan.

          Ramesh Tainwala.    Mr. Tainwala has been Chief Operating Officer of Samsonite South East Asia Private Limited since June 2000. Prior to that, Mr. Tainwala was Managing Director from November 1995 through his appointment as Chief Operating Officer. As the head of Samsonite's Indian operations, he is responsible for Samsonite's manufacturing operation in India as well as its marketing and sales in the region of South Asia. His primary responsibility involves establishing the strategic and tactical direction for Samsonite in South Asia.

          Annick Desmecht.    Ms. Desmecht was appointed Chief Marketing Officer in March 2005. From 2001 to 2005, Ms. Desmecht was the Marketing Director for the Beauty Care business of Procter & Gamble Co. in Central and Eastern Europe, Middle East and Africa. From 1997 to 2000, she was Marketing Manager for the Feminine Care business of Procter & Gamble for Russia and the Ukraine, based in Moscow.

          Quentin Mackay.    Mr. Mackay was appointed Creative Director in February 2005, responsible for the direction and coordination of Samsonite's design strategy. From 2002 to 2005, Mr. Mackay was the chief designer for Tanner Krolle, an English luxury leather brand maker of bags and accessories. From 2000 to 2002, Mr. Mackay was a general accessory designer with Loewe, in Madrid, Spain.

          Our executive officers are elected by and serve at the discretion of our Board of Directors.

Employees

          The table below sets forth the approximate number of our employees in each of the last three fiscal years:

	Fiscal Year 2004	Fiscal Year 2005	Fiscal Year 2006
North America	1,250	1,200	1,200
Europe	3,750	2,100	2,200
Asia	—	1,300	1,300
Latin America	—	400	300

Total	5,000	5,000	5,000

Corporate Governance

          We support high standards of corporate governance. While we are not currently in compliance with the corporate governance principles set out in the Combined Code, subject to the corporate governance principles applicable to Delaware incorporated companies, we are committed to moving over time to a position of substantial compliance with the Combined Code.

          The Combined Code recommends, among other things, that the board of directors of a U.K. listed company should include a balance of executive and independent non-executive directors, with independent non-executive directors comprising at least one-half of the board (excluding the Chairman). The Combined Code states that the board should determine whether a director is independent in character and judgment and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment.

          Our Board of Directors is responsible for the proper management of the Company and meets regularly. While we are currently not in compliance with the recommendations of the Combined Code with respect to the composition of our Board, subject to compliance by us with our agreement with our Major Stockholders in relation to Board nominations described below, we intend to make a number of changes to the composition of our Board prior to or as soon as practicable after Admission, and some further changes over time after Admission, so as to make our Board compliant with the recommendations of the Combined Code in this respect.

  Current Board composition.    We currently have a nine member Board. This is comprised of our Chief Executive Officer and eight non-executive Directors. While our Board has a strong non-executive element, only three of the current non-executive Directors are considered by the Board to be independent of management for the purposes of the Combined Code. The other five non-executive Directors were nominated by, and are employed by or otherwise affiliated with, our Major Stockholders and, accordingly, are not considered by the Board to be independent of management for the purposes of the Combined Code.

  Board composition at Admission or as soon as practicable thereafter.    Prior to Admission, we plan to change our Board so that it is comprised of two executive Directors, a non-executive Chairman (who will be considered by the Board to be independent of management for the purposes of the Combined Code) and a number of other non-executive Directors (certain of whom will be considered by the Board to be independent of management for the purposes of the Combined Code, with the remainder being nominated by, and employed by or otherwise affiliated with, our Major Stockholders). Mr. Richard Wiley, who is currently one of our executive officers serving the role of Chief Financial Officer, Treasurer and Secretary, is expected to be appointed to our Board of Directors as an executive Director, alongside our Chief Executive Officer. To achieve our planned Board structure, we are expecting that certain of our existing non-executive Directors will resign and an additional non-executive Director will be appointed. We are in the process of identifying appropriate Board candidates.

  Board composition over time after Admission.    Over time after Admission, we plan to appoint further non-executive Directors who will be considered by the Board to be independent of management for the purposes of the Combined Code. Following these appointments, we expect that our Board will ultimately be comprised of two executive Directors, an independent non-executive Chairman, five independent non-executive Directors and three non-executive Directors that were nominated by, and are employed by or otherwise affiliated with, our Major Stockholders. Accordingly, independent non-executive directors will comprise at least one-half of our Board (excluding the Chairman) and therefore will comply with the recommendations set out in the Combined Code.

          There can be no assurance that we will be successful in effecting any of the changes that are proposed to be made at or prior to Admission or any of the changes that are proposed to be made following Admission. In addition, if the global offering does not proceed, we may not make any such changes to the composition of our Board of Directors.

          We are currently party to the Sponsors' Stockholders Agreement, pursuant to which our Major Stockholders have agreed to take all action lawfully within their power to cause our Board of Directors to have a certain agreed composition. We expect, prior to (and conditional upon) Admission, to terminate the Sponsors' Stockholders Agreement. For a summary of the Sponsors' Stockholders Agreement, see "Additional Information — Material Contracts — Sponsors' Stockholders Agreement" in paragraph 11.4 of Part XVI of this document. On termination of the Sponsors' Stockholders Agreement, we expect to enter into a letter agreement with our Major Stockholders, pursuant to which, subject to Ares, Bain Capital or OTPP, as the case may be, individually owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares, Bain Capital or OTPP, respectively. For a summary of this proposed letter agreement, see "Principal and Selling Stockholders — Letter Agreement with Major Stockholders" in Part XIII of this document. While we and our Major Stockholders will, following Admission, continue to endeavour to make the required changes to our Board of Directors so that it is compliant with the recommendations set out in the Combined Code, our ability to constitute such a Board will be subject to compliance by us with our agreement with our Major Stockholders in relation to Board nominations pursuant to the proposed letter agreement.

          The Combined Code also recommends that the Board should appoint one of its independent non-executive Directors to be the senior independent director. The senior independent director should be available to stockholders if they have concerns that contact through the normal channels of chairman, chief executive officer or chief financial officer has failed to resolve or for which such contact is inappropriate. We plan to identify a senior independent director as soon as we have appointed the two further independent non-executive Directors following Admission, as described above.

          In accordance with the Combined Code, we are ready, where practicable, to enter into a dialogue with institutional stockholders based on the mutual understanding of objectives. We are also committed to the principle of effective communication with private investors, such as by the constructive use of annual general meetings of stockholders.

          In accordance with the Combined Code, we plan, conditional upon Admission, to establish guidelines requiring specific matters to be subject to decision by the full Board of Directors, including material acquisitions and disposals, investments and capital projects.

          The Combined Code recommends that a U.K. listed company should establish an audit committee, a remuneration committee and a nominations committee. In addition, the Combined Code recommends that all the members of the audit committee and the remuneration committee, and a majority of the members of the nominations committee, should be independent non-executive directors. As a U.S. public company that had its shares listed on Nasdaq until 2002, Samsonite has for several years had an Audit Committee, a Compensation Committee (that we believe serves the same function as the remuneration committee recommended by the Combined Code) and a Corporate Governance and Nominating Committee (that we believe serves the same function as the nominations committee recommended by the Combined Code). These committees are described in further detail below. Our Audit Committee is currently comprised exclusively of non-executive Directors that we consider to be independent of management for the purposes of the Combined Code. While all members of the Remuneration Committee, and a majority of the members of the Corporate Governance and Nominating Committee, are not currently comprised of non-executive directors meeting the Combined Code standards of independence, both of these committees are comprised exclusively of non-executive directors. Following the planned appointments of the two further independent non-executive Directors following Admission as described above, we intend to change the composition of our Compensation Committee and Corporate Governance and Nominating Committee so that all members of our Compensation Committee, and a majority of the members of our Corporate Governance and Nominating Committee, are non-executive directors meeting the Combined Code standards of independence.

Audit Committee

          The current members of our Audit Committee are Charles J. Philippin, Donald L. Triggs and Richard T. Warner, each of whom is a non-executive director that we consider to be independent of management for the purposes of the Combined Code. Our Audit Committee met 11 times during fiscal year 2006, excluding actions taken by unanimous written consent.

          Our Audit Committee is primarily concerned with the effectiveness of our accounting policies and practices, financial reporting and internal controls. Our Audit Committee is authorised (i) to make recommendations to the Board of Directors regarding the engagement of our independent auditors, (ii) to review the plan, scope and results of the annual audit, the independent auditors' letter of comments and management's response thereto, (iii) to approve all audit and non-audit services, (iv) to review our policies and procedures with respect to internal accounting and financial controls, and (v) to review any changes in accounting policy.

Compensation Committee

          The current members of our Compensation Committee are Ferdinando G. Quartieri, Antony P. Ressler and Lee Sienna, each of whom is a non-executive director, although not meeting the Combined Code standards of independence. Our Compensation Committee met once during fiscal year 2006, excluding actions taken by unanimous written consent.

          Our Compensation Committee is authorised and directed to review and approve the compensation and benefits of our executive officers, to review management organisation and development, to review and advise management regarding the benefits, including bonuses, and other terms and conditions of employment of other employees, to administer any stock option plans that may be adopted and the granting of options under such plans, and to review and recommend for the approval of the Board the compensation of our Directors.

Corporate Governance and Nominating Committee

          The current members of our Corporate Governance and Nominating Committee are Melissa Wong Bethell, Jeffrey B. Schwartz, and Lee Sienna, each of whom is a non-executive director, although not meeting the Combined Code standards of independence. Our Corporate Governance and Nominating Committee held one meeting during fiscal year 2006.

          Our Corporate Governance and Nominating Committee is, among other things, responsible for (i) generally overseeing all of our corporate governance functions, (ii) recommending director nominees to the Board, and (iii) recommending to the Board membership for each committee of the Board.

Policy on Insider Trading

          We expect to adopt, conditional upon Admission, a new Policy on Insider Trading. This will include, among other things, a code of securities dealings in relation to the Shares that will be at least as rigorous as the Model Code published in the Listing Rules. The code adopted will apply to our Directors, executive officers, other relevant employees of the Group, and their respective affiliated persons.

 PART VI: SELECTED FINANCIAL INFORMATION

          The table below sets out our selected financial information for the fiscal years 2006, 2005, 2004, 2003 and 2002. The data has been extracted without material adjustment from our U.S. GAAP consolidated financial statements and should be read in conjunction with the consolidated financial statements for the fiscal years 2006, 2005 and 2004 and related notes thereto included in Part XIV of this document as well as with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part VII of this document. Prior to Admission, we will include in this document unaudited financial information for the three months ended April 30, 2006 prepared in accordance with U.S. GAAP.

          The selected financial information below has been prepared in conformity with U.S. GAAP. U.S. GAAP and IFRS differ in certain significant respects. A summary of certain differences between U.S. GAAP and IFRS relevant to us is set out in Part VIII of this document.

          We and our U.S. subsidiaries prepare our financial statements according to a fiscal year ending on January 31, but our non-U.S. subsidiaries prepare their financial statements according to a fiscal year ending on the previous December 31. The consolidated accounts for our group are prepared for a fiscal year ending on January 31, and we consolidate accounts prepared to the same date for us and our U.S. subsidiaries and to the previous December 31 for our non-U.S. subsidiaries. All financial information in this document is given on a consolidated basis for our group. References in this document to a fiscal year denote the calendar year in which the fiscal year for our consolidated financial statements ended (for example, the "2006 fiscal year" or "fiscal year 2006" refers to the 12 months ended January 31, 2006).

          We are in the process of replacing all of our various business information systems worldwide with the SAP Enterprise Resource Planning (ERP) system. As part of this process, we may change the fiscal year according to which we prepare our consolidated financial statements so that it ends on December 31. If we change our fiscal year, our first set of consolidated results following Admission will be our results for the period ending December 31, 2006. This will consolidate our financial statements and those of our U.S. subsidiaries for the 11 months ended December 31, 2006 and the financial statements of our non-U.S. subsidiaries for the 12 months ended December 31, 2006. However, there can be no assurance that we will be able to successfully implement our ERP system on the planned timetable. If implementation is delayed, we may not change the fiscal year according to which we prepare our consolidated financial statements until the period ending on December 31, 2007. See "Risk Factors — Risks Related to Our Business and Industry — Our business may be adversely affected if we encounter complications in connection with our implementation of SAP information management software" in Part II of this document. References in this document to the "2007 fiscal year" or "fiscal year 2007" refer to the fiscal year ending on January 31, 2007 or, assuming we change our fiscal year as we expect, to the fiscal year ending on December 31, 2006.

	Year ended January 31,
	2006	2005 (restated)(1)	2004 (restated)(1)	2003 (restated)(1)	2002
	(in thousands, except per Share amounts)
Statement of Operations Data
Net Sales	$966,886	902,896	776,451	752,402	743,082
Gross Profit	$470,381	417,014	347,907	321,294	299,282
Gross Margin Percentage	48.7%	46.2%	44.8%	42.7%	40.3%
Operating Income	$73,035	65,735	67,690	68,739	20,767
Net Income (Loss)	$13,321	(9,698)	2,751	(2,455)	(33,554)
Preferred Stock Dividends and Accretion of Preferred Stock Discount	$(14,831)	(13,683)	(31,055)	(42,837)	(37,505)
Net Loss to Stockholders	$(1,510)	(23,381)	(28,304)	(45,292)	(71,059)
Weighted Average Shares Outstanding — Basic and Diluted	226,587	224,764	122,842	19,863	19,809
Loss per Share — Basic and Diluted(2)	$(0.01)	(0.10)	(0.23)	(2.28)	(3.59)

Balance Sheet Data (as of end of period)
Cash and Cash Equivalents	$85,448	56,378	29,524	22,705	69,390
Property, Plant and Equipment, Net	$89,100	98,810	114,471	112,895	113,317
Total Assets	$567,251	563,083	501,888	493,664	529,864
Long-Term Obligations (including Current Installments)	$297,832	338,841	327,567	423,155	472,373
Stockholders' Deficit	$(51,213)	(56,342)	(29,385)	(470,447)	(401,399)
Cash Dividend Declared per Common Share	$—	—	—	—	—

Notes:

(1)
We have restated our consolidated financial statements for fiscal year 2003, fiscal year 2004 and fiscal year 2005 to correct an error in computing our deferred tax asset valuation allowance. See Note 2 to the consolidated financial statements included in Part XIV of this document.

(2)
Loss per Share — basic and diluted for the fiscal years 2006, 2005, 2004, 2003 and 2002 was computed based on the weighted average number of Shares outstanding during the respective periods. Basic loss per Share and diluted loss per Share are the same because the net loss to stockholders causes potentially dilutive Shares for options, warrants, and convertible preferred stock to be anti-dilutive.

          We have implemented various restructuring plans and incurred restructuring charges in each of our fiscal years 2002 through 2006, which may affect the comparability of the selected historical consolidated financial information presented above, and the comparability of such information to future years' financial information. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part VII of this document for further discussion of the fiscal year 2004, fiscal year 2005 and fiscal year 2006 restructurings.

          Certain reclassifications have been made to the consolidated financial statements for the fiscal years 2002 through 2005 to conform to the presentation for fiscal year 2006. See Note 1 to the consolidated financial statements included in Part XIV of this document.

PART VII: MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion summarises the significant factors and events affecting results of operations and the financial condition of the Company for each of the fiscal years 2006, 2005 and 2004 and should be read in conjunction with the consolidated financial statements set out in Part XIV of this document and the other financial information contained elsewhere in this document. The consolidated financial statements set out in Part XIV of this document contain information for the three-year period ended January 31, 2006 prepared in accordance with U.S. GAAP. A summary of certain differences between U.S. GAAP and IFRS is set out in Part VIII of this document.

          The Company and its U.S. subsidiaries prepare their financial statements according to a fiscal year ending on January 31, but the Company's non-U.S. subsidiaries prepare their financial statements according to a fiscal year ending on the previous December 31. The group's consolidated accounts are prepared for a fiscal year ending on January 31, and we consolidate accounts prepared to the same date for the Company's U.S. subsidiaries and to the previous December 31 for the Company's non-U.S. subsidiaries. All financial information is given on a consolidated basis for the group. References in this document to a fiscal year denote the calendar year in which the fiscal year for the Company's consolidated financial statements ended (for example, the "2006 fiscal year" or "fiscal year 2006" refers to the 12 months ended January 31, 2006).

          The Company is in the process of replacing all of its various business information systems worldwide with the SAP Enterprise Resource Planning (ERP) system. As part of this process, the Company may change the fiscal year according to which the Company prepares its consolidated financial statements so that it ends on December 31. Accordingly, the Company's first set of consolidated results following Admission will be its results for the period ending December 31, 2006. This will consolidate the financial statements of the Company and its U.S. subsidiaries for the 11 months ended December 31, 2006 and the financial statements of the Company's non-U.S. subsidiaries for the 12 months ended December 31, 2006. However, there can be no assurance that the Company will be able to successfully implement its ERP system on the planned timetable. If implementation is delayed, the Company may not change the fiscal year according to which it prepares its consolidated financial statements until the period ending on December 31, 2007. See "Risk Factors — Risks Related to Our Business and Industry — Our business may be adversely affected if we encounter complications in connection with our implementation of SAP information management software" in Part II of this document. References in this document to the "2007 fiscal year" or "fiscal year 2007" refer to the fiscal year ending on January 31, 2007 or, assuming we change our fiscal year as we expect, to the fiscal year ending on December 31, 2006.

          The Company's operations consist primarily of the design, manufacture and distribution of luggage, as well as business, computer, outdoor and casual bags. The Company sells its products under a number of brand names, primarily Samsonite® and American Tourister®, and licensed brand names including Lacoste®. The Company also licenses its brand names and is involved with the design and sale of footwear. The discussion is organised under the following headings: Restatement of Financial Statements, Executive Overview, Results of Operations, Liquidity and Capital Resources, Off-Balance Sheet Financing and Other Matters, Critical Accounting Policies and New Accounting Standards.

Restatement of Financial Statements

          As discussed in Note 2 to the accompanying consolidated financial statements set out in Part XIV of this document, we have restated our consolidated financial statements as of and for fiscal years 2005 and 2004 and other related financial data presented in this Management's Discussion and Analysis of Financial Condition and Results of Operations to correct an error in computing our deferred tax asset valuation allowance.

Executive Overview

          The Company had significantly improved results for fiscal year 2006 compared to the prior year. The Company believes these results were achieved as a result of progress made in executing its strategic plan and improved economic conditions affecting travel activities in many regions of the world.

          The Company's business plan involves the following strategies:

  •
  Increasing sales by positioning Samsonite as an elite, lifestyle brand through improving product assortment, acquiring complementary brands, expanding geographically, and maintaining investment levels in high-impact promotional activities.

  •
  Increasing gross profit margins by assuring that new product introductions carry higher margins than the products they are replacing, expanding Samsonite's presence in the higher price-point and higher margin luxury segment of the market, making price increases where possible, and leveraging economies of scale in our supply chain to generate efficiencies and lower fixed costs.

  •
  Controlling and re-qualifying SG&A expenses from non-sales generating expenses in general and administrative cost to growth generative investments in brand support and promotion and retail expansion.

  •
  Improving cash flow through enhancements in operational performance and a reduction in working capital levels achieved by streamlining product lines, optimising inventory levels and aggressively managing customer credit and vendor payment terms.

          Consolidated revenues for fiscal year 2006 increased to $966.9 million from $902.9 million in the prior year, an increase of $64.0 million or 7.1 per cent. The increase in sales primarily resulted from improved worldwide travel activities. The sales increase was also driven by increased spending on brand and product support, with global sales and advertising spending increasing from $57.2 million in the prior year to $70.8 million in fiscal year 2006. New product lines and product innovation also fuelled sales growth, most notably the Lacoste casual bag line and the popular Spinner four-wheel system incorporated into many of our best product lines. Economies in Asia, the United States and Latin America were very strong with high consumer confidence and spending levels on business and pleasure travel. Growth in our large European sales has slowed from historic levels as many economies in Western Europe were affected in fiscal year 2006 by high unemployment and lower consumer spending levels. European consumer preferences are also trending toward softside luggage and casual bags versus hardside luggage. The Company's direct retail sales in the United States that are predominantly through factory outlet stores were adversely affected by a general slowdown in the factory outlet mall business we believe was the result primarily of higher gasoline prices, although retail operating margins were better.

          Operating income increased from $65.7 million in fiscal year 2005 to $73.0 million in fiscal year 2006. Execution of the strategic plan to improve margins resulted in a 250 basis point increase in gross profit margins from 46.2 per cent in the prior year to 48.7 per cent in fiscal year 2006. Consolidated gross profit was $470.4 million in fiscal year 2006 compared to $417.0 million in the prior year. Operating income for the current fiscal year is after deduction for restructuring charges and expenses of $11.2 million and asset impairment charges of $5.4 million. These charges relate primarily to the disposal of a hardside manufacturing plant in France. Selling, general and administrative expenses were higher than the prior year by $39.7 million, an increase of 11.6 per cent. The increase is due primarily to increased advertising and promotion expenses of $13.6 million, expenses related to implementation of a new ERP (Enterprise Resource Planning) system of $6.1 million, an increase in stock and deferred compensation expense of $1.5 million, and increased variable expenses associated with higher sales levels. The net loss to common stockholders was $1.5 million in fiscal year 2006 compared to $23.4 million in the prior year.

          The Company also made progress in reducing the number of SKU's (stock keeping units) associated with its core product lines, reducing the level of days outstanding for accounts receivable, and extending payment terms to suppliers. In absolute dollar terms and adjusted for translation rates from last year to this year, both inventory and receivable levels are up somewhat because of the expanded Lacoste and Black Label product lines and higher sales levels. Working capital (accounts receivable plus inventory less accounts payable) improved by approximately $30.8 million primarily because of extending vendor payment terms. As of January 31, 2006, the Company had cash on hand of $85.4 million and total debt of $307.2 million. This compares to cash on hand of $56.4 million and total debt of $354.3 million as of January 31, 2005. During fiscal year 2006, the Company retired $30.1 million of its 8 7/8 per cent senior subordinated notes as a result of improved cash flow from operations. Availability on our revolving senior credit facility as of January 31, 2006 was €22.0 million and $35.0 million.

          The Company plans to continue execution of the above described strategic business plan and believes it has significant opportunities for future improvements to consolidated sales, margins and working capital. Key challenges the Company faces in executing its strategic plan in fiscal year 2007 include the following:

  •
  Successful expansion into the luxury luggage and casual bag market through the Samsonite® Black Label and Lacoste® brand names.

  •
  Successful modification of our retail business model to operate stores under three different platforms: Samsonite Black Label, Samsonite, and Samsonite and American Tourister Factory Outlets.

  •
  Successful execution of our direct entry into the Japan market and certain other markets where we are negotiating new joint ventures with existing distributors.

  •
  Successful promotion of our European sales through more rapid product introductions and improved marketing and advertising.

  •
  Successful improvement of supply chain logistics, including better economies of scale and further reduction of fixed manufacturing costs.

          The successful execution of the Company's strategic business plan is subject to the risks and uncertainties as described in "Risk Factors" set out in Part II of this document.

Results of Operations

          For purposes of this management's discussion and analysis of operations, we are analysing our net sales and operations as follows: (i) "Europe" operations, which include European sales, manufacturing and distribution, wholesale and retail operations; (ii) the "North America" operations, which include U.S. Wholesale, U.S. Retail sales and Canada operations; (iii) "Latin America" operations, which include operations in Mexico, Brazil, Argentina and Uruguay; (iv) "Asia" operations, which include the sales, manufacturing and distribution operations in India, China, Singapore, South Korea, Japan, Taiwan and Malaysia; and (v) "Other Operations" which include certain licensing activities and Corporate headquarters. In May 2006, the Company opened a London office where its Chief Executive Officer and certain other key executives will be located.

          Certain reclassifications have been made to the consolidated financial statements for the years ended January 31, 2005 and 2004 to conform to the January 31, 2006 presentation. See Note 1 to the consolidated financial statements contained in Part XIV of this document.

Fiscal Year 2006 Compared to Fiscal Year 2005

          Sales.    The following is a summary of the Company's revenues by geographic area:

	Fiscal Year
	2006	2005
	(in millions)
Europe	$417.4	406.0
North America	363.9	343.0
Asia	127.7	99.0
Latin America	41.8	36.1
Other	16.1	18.8

Total	$966.9	902.9

          On a U.S. dollar basis, sales from European operations increased to $417.4 million in fiscal year 2006 from $406.0 million in fiscal year 2005, an increase of $11.4 million, or 2.8 per cent. Changes in currency translation rates from fiscal year 2005 to fiscal year 2006 had a very small effect on reported European sales. Expressed in the local European currency (euros), fiscal year 2006 sales increased by 3.0 per cent, or the U.S. constant dollar equivalent (calculated using the prior year average translation rate) of $12.2 million, from fiscal year 2005. The increase in European sales is attributable to the southern and eastern European countries where we posted sales increases from the prior year despite weak or flat economic conditions throughout the western European countries and the United Kingdom where sales declined from the prior year. Fiscal year 2006 sales trends were away from structured hardside and softside luggage sales, which declined by a combined 5 per cent and towards casual and outdoor product sales, which increased by 28 per cent over the prior year. Sales of Lacoste® brand products accounted for much of the increase in the sales of casual bag products. European sales continue to be concentrated in the department and specialty store channels, which accounted for approximately 70 per cent of total European sales in both fiscal year 2006 and 2005. Sales through our Company-operated retail stores accounted for approximately 9 per cent of European sales in both fiscal year 2006 and 2005. The Company had 50 retail stores open throughout Europe at the end of fiscal year 2006.

          Sales from the North America operations increased to $363.9 million in fiscal year 2006 from $343.0 million in fiscal year 2005, an increase of $20.9 million, or 6.1 per cent. The United States and Canada enjoyed strong economies during fiscal year 2006 and increased demand for air travel. The strong economy coupled with increased advertising and promotional expenses and well-accepted new product offerings contributed to an 11.7 per cent increase in U.S. wholesale sales, which increased from $203.5 million to $227.3 million. Fiscal year 2006 sales trends were away from hardside luggage, which declined to 6.2 per cent of North American sales in fiscal year 2006 from 8.1 per cent in fiscal year 2005, and toward softside luggage, which increased to 71.5 per cent of North American sales in fiscal year 2006 from 67.0 per cent in fiscal year 2005. Sales of casual and outdoor bags were approximately the same as the prior year. Business and computer case sales declined by approximately 6.1 per cent from the prior year.

          Sales through traditional distribution channels (department and specialty stores) increased by $9.4 million, or 12.5 per cent, over the prior year; sales in non-traditional channels (exclusive label, mass merchants, warehouse clubs, office product superstores) increased by $9.0 million, or 10.6 per cent over the prior year as the Company strategically terminated economically unattractive relationships with certain OEMs and retailers. Sales in the traditional channel and non-traditional channels were about 41 per cent and 55 per cent, respectively, of total wholesale sales in both fiscal years 2006 and 2005. Our U.S. retail sales, which are primarily through Company-operated factory outlet stores, declined by $3.8 million, a decrease of 3.1 per cent. Sales in factory outlet stores were adversely affected by higher gas prices and price discounting at urban and suburban malls. U.S. wholesale and retail sales were helped by consumer acceptance for the Spinners product (a four wheel system which is featured in several different product lines). In our company-operated retail stores, comparable store sales for fiscal year 2006 increased by 0.7 per cent. Comparable store sales increase is calculated by dividing aggregate sales for stores open for each full month in the current year by aggregate sales for the same stores open for the corresponding full month in the prior year. Stores must be open for 13 months before they are included in the calculation. Relocated stores (within the same mall location) and remodeled stores are included in the computation of comparable store sales. When a store is closed, its sales are no longer included in the comparable store calculation. There were 189 Company-operated retail stores as of January 31, 2006 and 2005. Canadian sales increased by $0.9 million from $16.5 million in fiscal year 2005 to $17.4 million in fiscal year 2006.

          Sales from Asia operations increased to $127.7 million in fiscal year 2006 from $99.0 million in fiscal year 2005, an increase of $28.7 million or 29.0 per cent. The increase in sales is primarily due to higher sales in South Korea and China, which increased by $5.9 million and $4.9 million, respectively. Asian sales growth resulted from an increase in the number of retail stores and the introduction of new product lines during the year.

          Sales increased in all our Latin America operations to $41.8 million in fiscal year 2006 from $36.1 million in the prior year, or 15.8 per cent. Sales in Mexico and Brazil increased $2.6 million and $1.4 million, respectively, due to improved category management, economic conditions, and consumer acceptance of new products.

          The decrease in Other revenues of $2.7 million was primarily due to the termination of an agreement with a Samsonite licensee in Japan, which caused royalty revenues to decline by $4.5 million. Other revenues also include a $3.2 million gain on the sale of certain apparel trademark rights.

          Gross Profit.    The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in selling, general and administrative expenses, or SG&A: warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold. For the year ended January 31, 2006 and 2005, the Company had warehousing and freight-out expenses of $56.4 million and $55.1 million, respectively.

          Consolidated gross profit in fiscal year 2006 was $470.4 million compared to $417.0 million in fiscal year 2005, an increase of $53.4 million. Consolidated gross margin as a percentage of sales increased by 250 basis points to 48.7 per cent in fiscal year 2006 from 46.2 per cent in fiscal year 2005.

          Gross margins for Europe increased to 47.5 per cent in fiscal year 2006, from 45.0 per cent in the prior year period, an increase of 250 basis points. Gross margin percentages increased for the year due primarily to sales price increases and increased product sourcing from the Far East at lower product costs and reduction of fixed manufacturing costs from restructurings.

          Gross margin percentage for North America increased to 43.2 per cent in fiscal year 2006, from 41.7 per cent in the prior year period, an increase of 150 basis points. This increase is primarily due to an increase in U.S. wholesale gross margin percentage to 33.5 per cent in the current year from 31.1 per cent in the prior year, which is a result of price increases and increased sales in higher margin channels. U.S. retail gross profit margins increased to 61.5 per cent in fiscal year 2006 compared to 58.9 per cent in fiscal year 2005, due primarily to price increases and a change in product offerings to higher margin products.

          Gross margin for Asia increased to 60.5 per cent in fiscal year 2006, from 56.4 per cent in the prior year, an increase of 410 basis points. The increase is primarily due to price increases and increased sales within higher margin sales channels such as department stores.

          Gross margin for Latin America increased to 51.7 per cent in fiscal year 2006, from 45.3 per cent in the prior year, an increase of 640 basis points. The increase was primarily driven by stronger local currencies, which results in higher reported sales and lower product costs on purchases paid for in U.S. dollars.

          Selling, General and Administrative Expenses ("SG&A").    Consolidated SG&A in fiscal year 2006 was $381.2 million compared to $341.5 million in fiscal year 2005, an increase of $39.7 million or 11.6 per cent. The Company includes warehousing and freight-out costs in selling, general and administrative expenses, while comparable companies may include such costs in costs of goods sold. For the years ended January 31, 2006 and 2005, the Company had warehousing and freight-out expenses of $56.4 million and $55.1 million, respectively.

          SG&A for Europe increased by $4.2 million, primarily due to a $4.3 million increase in advertising expense and a $2.5 million increase in variable selling expense and other SG&A expense of $0.3 million, offset by reductions of $1.3 million in bad debt expense and $1.6 million in other administrative expense. The bad debt provision was reduced because improved enforcement of credit terms and better collection efforts have reduced exposure to bad debts.

          SG&A for North America increased by approximately $4.7 million due to increased advertising expense of $2.9 million, increased warehousing costs of $1.0 million and various other increases of $0.8 million.

          SG&A for Asia increased by $19.3 million due to $7.9 million of expenses from the Japanese joint venture operations, increased advertising and promotional expense of $5.9 million, and increased variable selling expenses associated with higher sales levels. Operations of the Japan joint venture had not commenced in the prior year so its SG&A was incremental to total Asian SG&A in fiscal year 2006.

          SG&A for Latin America increased by $3.4 million due primarily to variable selling expenses associated with higher sales levels and higher advertising levels.

          SG&A for the corporate headquarters and licensing increased by approximately $8.1 million due to ERP system implementation expenses of $5.7 million that were not incurred in the prior year, an increase in pension expense of $3.2 million, an increase in stock and deferred compensation expense of $1.5 million, an increase of $1.0 million for global marketing and design, offset by a decrease in consulting expense of $2.2 million and various other decreases totalling $1.1 million.

          Provision for Restructuring Operations and Asset Impairment Charge.    The Company recorded restructuring charges totalling $11.2 million and asset impairment charges of $5.4 million during fiscal year 2006, primarily in the European segment, including $1.2 million of restructuring related expenses that are included in cost of sales.

          A restructuring and impairment charge was incurred in connection with the August 31, 2005 sale of the Hénin-Beaumont, France facility, or the H-B site. The Company made cash payments to the purchaser of $9.9 million and has an additional payment obligation of $1.4 million in 24 months, all of which relates to the assumption by the purchaser of the Company's liability and responsibility for employee pension and social costs for the 206 employees at the H-B site. A restructuring charge of $8.6 million was recorded related to these payments, which represents the amount of the cash payment obligations less amounts previously accrued for pension liabilities for the H-B site employees. The Company also incurred legal and consulting costs of approximately $1.2 million related to the sale of the H-B site that are included in cost of sales. An asset impairment charge of $5.4 million was also recorded upon the decision to sell the H-B site for the write-off of the net book value of the H-B site property, plant and equipment sold to the purchaser. In connection with the sale, the Company agreed to purchase luggage products from the purchaser of the H-B site for a period of 24 months following the sale. The Company estimates that the sale of the plant will result in the elimination of annual fixed manufacturing overhead of approximately $5.2 million, which includes $1.4 million of depreciation expense.

          The Company also relocated its softside development centre from Torhout, Belgium to its Oudenaarde, Belgium facility and eliminated the remaining positions at its Tres Cantos, Spain manufacturing facility. Each facility had been significantly downsized and restructured over the past several years. A restructuring charge of $1.4 million was recorded related to severance obligations for 18 employees terminated as a result of these actions. Annual savings of manufacturing overheads of approximately $0.5 million are expected. No additional costs are expected to be incurred during fiscal year 2007 related to the closure of the Torhout and Tres Cantos facilities.

          The restructuring and impairment charges relate to the sale of the Company's hardside manufacturing facility in France and the shutdown of its Torhout, Belgium and Tres Cantos, Spain facilities, part of the Company's continuing efforts to reduce fixed manufacturing costs by closing inefficient facilities and increasing the amount of products sourced from low-cost manufacturing regions of the world.

          Interest Expense and Amortisation of Debt Issue Costs.    Interest expense declined to $30.5 million in fiscal year 2006 from $35.2 million in fiscal year 2005. The decline in interest expense is due to lower interest rates and debt levels. During fiscal year 2006, the Company retired $30.1 million of the 8 7/8 per cent senior subordinated notes. In connection with the retirement of the notes, the Company incurred costs of $2.7 million which were charged to other expense for market premiums of $2.1 million and the write-off of $0.6 million of deferred financing costs. Interest expense includes $2.5 million of amortisation of debt issuance costs in fiscal year 2006 and $2.4 million in fiscal year 2005. During the second quarter of fiscal year 2005 the Company completed a refinancing of the Company's senior subordinated notes. To refinance the 10 3/4 per cent notes and to pay the tender and redemption premiums of $13.7 million, the Company issued €100 million of senior floating rate notes due in 2010 and $205.0 million of 8 7/8 per cent senior subordinated notes due in 2011. A total of $8.0 million of deferred financing costs were incurred in connection with the issuance of the floating rate senior notes and the 8 7/8 per cent senior subordinated notes. In connection with the refinancing, costs of $17.8 million were charged to other expense for redemption premiums of $13.7 million and the write-off of $4.1 million of deferred financing costs.

          Other Income (Expense) — Net.    The following is a comparative analysis of the components of Other Income (Expense) — Net.

	Year ended January 31,
	2006	2005
	(in millions)
Net gain (loss) from foreign currency forward delivery contracts	$1.2	0.4
Gain (loss) on disposition of fixed assets, net	(0.1)	0.8
Foreign currency transaction gains (losses)	(0.5)	0.6
Pension expense	(2.8)	(2.8)
Redemption premium and expenses on retirement of senior subordinated notes	(2.7)	(17.8)
Due diligence costs	(2.8)	(0.7)
Other, net	(2.2)	(4.1)

	$(9.9)	(23.6)

          Net gain (loss) from forward foreign currency delivery contracts represents the net of realised and unrealised gains and losses on hedges of the Company's earnings from its European operations. These hedges do not qualify for hedge accounting treatment under SFAS 133 and are marked to market at the end of each accounting period. During fiscal years 2006 and 2005 the Company had realised gains (losses) of $2.2 million and $(0.2) million and unrealised gains (losses) of $(1.0) million and $0.6 million, respectively.

          Foreign currency transaction gains (losses) included in other income (expense) represent the gain or loss on intercompany payables and receivables denominated in currencies other than the functional currency. Foreign currency gains (losses) on settlement of accounts receivable or payable related to operational items are recorded in cost of sales.

          Pension expense represents the actuarial determined pension cost associated with the pension plans of two companies unrelated to our operations whose pension obligations were assumed by us as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which we were a part prior to 1993. For a further discussion of pension plan expense, see "Pension Plans" under Critical Accounting Policies.

          As noted under "Interest Expense and Amortisation of Debt Issue Costs", the Company incurred redemption premiums of $2.1 million and wrote-off deferred financing expenses of $0.6 million in fiscal year 2006 related to the retirement of $30.1 million of subordinated notes. In fiscal year 2005, the Company charged $17.8 million to other income (expense) related to the refinancing of its outstanding subordinated notes.

          Due diligence costs in fiscal year 2006 and 2005 relate to accounting and legal costs incurred to perform due diligence on two potential acquisitions, neither of which were completed.

          Other, net expense decreased to $2.2 million in fiscal year 2006 from $4.1 million in fiscal year 2005 due to costs in the prior year associated with the initial investment in the Japan joint venture of $1.0 million and expenses of $0.7 million incurred to settle a claim for an environmental matter related to the manufacturing and office building site occupied by the Company until the late 1960s in Denver, Colorado.

          Income Taxes.    Income tax expense increased to $16.5 million in fiscal year 2006 from $13.7 million in fiscal year 2005. The increase in income tax expense is due to higher income before taxes in Asia and Latin America and a higher effective tax rate in Europe. The difference between expected income tax expense computed by applying the U.S. statutory rate to income from continuing operations, and income tax expense recognised results primarily because of (i) the tax rate differential on foreign earnings, (ii) permanent differences for stock compensation, (iii) state income taxes, (iv) the change in the valuation allowance primarily attributable to U.S. net operating losses that do not provide a benefit, and (v) U.S. taxes on foreign dividends and deemed dividends.

          Preferred Stock Dividends and Accretion of Preferred Stock Discount.    This item represents the accrual of dividends on the outstanding 8 per cent convertible preferred stock issued in the 2003 recapitalisation. Dividends have accrued on the preferred stock since July 31, 2003 and compound quarterly. The increase in dividends of $1.1 million in fiscal year 2006 compared to fiscal year 2005 is due to the compounding effect of accrued dividends.

          Net Loss to Common Stockholders.    The net loss to common stockholders decreased to $1.5 million in fiscal year 2006 from $23.4 million in fiscal year 2005, and the net loss per common share declined to $0.01 in fiscal year 2006 from $0.10 per share in fiscal year 2005. The weighted average number of Shares outstanding used to compute loss per share in fiscal years 2006 and 2005 was 226,587,304 and 224,764,006, respectively. The Company had 227,159,626 Shares outstanding as of January 31, 2006.

Fiscal Year 2005 Compared to Fiscal Year 2004

          Sales.    The following is a summary of the Company's revenues by geographic area:

	Year ended January 31,
	2005	2004
	(in millions)
Europe	$406.0	346.1
North America	343.0	306.6
Asia	99.0	74.1
Latin America	36.1	29.5
Other	18.8	20.2

Total	$902.9	776.5

          On a U.S. dollar basis, sales from European operations increased to $406.0 million in fiscal year 2005 from $346.1 million in fiscal year 2004, an increase of $59.9 million, or 17.3 per cent. Expressed in the local European currency (euros), fiscal year 2005 sales increased by 7.3 per cent, or the U.S. constant dollar equivalent of $25.1 million, from fiscal year 2004. The increase in sales was caused by a generally stronger economic climate in most European countries, with the exception of Germany, and an increase in air travel from prior year levels, which had been negatively affected by the SARS epidemic and the armed conflict in Iraq. Product sales increased in the luggage and structured bags category and the casual bag category. Hardside product sales declined by 4.1 per cent. Consumer preference in Europe continues to trend towards softside products. Two of our largest European customers, Gold-Krone and Karstadt, experienced financial difficulties during fiscal year 2005, which negatively impacted sales. We continue to sell to the individual members of the Gold-Krone buying group and Karstadt's situation has improved as a result of its financial restructuring initiatives.

          Sales from the North America operations increased to $343.0 million in fiscal year 2005 from $306.6 million in fiscal year 2004, an increase of $36.4 million, or 11.9 per cent. The increase was primarily due to an increase in U.S. Wholesale sales of $28.6 million, an increase in U.S. Retail sales of $6.1 million and an increase in Canada sales of $1.7 million. U.S. Wholesale sales increased to $203.5 million in fiscal year 2005 from $174.9 million in the prior year, an increase of 16.4 per cent. Prior year sales were negatively affected by a decrease in U.S. travel as a result of the armed conflict in Iraq. U.S. Wholesale sales were higher in the department store, mass merchant and specialty product channels and lower in the warehouse club channel. Sales in the U.S. Retail division increased to $123.1 million in fiscal year 2005 from $117.0 million in the prior year due to price increases associated with higher quality products, an improved mix of accessory related items, and increased advertising. In our company stores, same store sales for fiscal year 2005 increased by 5.4 per cent. Comparable store sales is calculated by dividing aggregate sales for stores open for each full month in the current year by aggregate sales for the same stores open for the corresponding full month in the prior year. Stores must be open for 13 months before they are included in the calculation. Relocated stores (within the same mall location) and remodeled stores are included in the computation of comparable store sales. When a store is closed, its sales are no longer included in the comparable store calculation. As of January 31, 2005, there were 182 company-owned retail stores, compared to 202 stores as of January 31, 2004.

          Sales from Asian operations increased to $99.0 million in fiscal year 2005 from $74.1 million in fiscal year 2004, an increase of $24.9 million or 33.6 per cent. The increase in sales is primarily due to higher sales in South Korea, Hong Kong and India. Sales in many areas of Asia in the prior year were adversely affected by the SARS epidemic scare. Asian sales growth also resulted from an increase in the number of retail stores and the introduction of new product lines during the year. In January 2005, we executed a joint venture agreement with a local partner in Japan to commence operations as a direct sales marketer in Japan. Previously the Japanese market was served under a license agreement with another luggage manufacturer.

          The increase in sales of Latin America to $36.1 million in fiscal year 2005 from $29.5 million in the prior year, or 22.4 per cent, was primarily due to improved Mexican, Brazilian and Argentine economies, expansion of direct sales efforts in several areas, and the success of new product developments.

          The decrease in licensing revenues of $1.4 million is primarily due to a non-recurring $1.8 million royalty received in the prior year upon the settlement of a trademark infringement action against a third party.

          Gross Profit.    The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overheads. The Company includes the following types of costs in selling, general and administrative expenses, or SG&A: warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Consolidated gross profit in fiscal year 2005 was $417.0 million, compared to $347.9 million in fiscal year 2004, an increase of $69.1 million. Consolidated gross margin as a percentage of sales increased by 1.4 percentage points to 46.2 per cent in fiscal year 2005 from 44.8 per cent in fiscal year 2004. Higher margins and gross profit in fiscal year 2005 compared to fiscal year 2004 were primarily due to (i) lower costs in Europe and Asia from the effect of a stronger European currency on product costs paid for in U.S. dollars, (ii) the continued effects of shifting production and product sourcing to lower cost countries, (iii) the reduction in fixed manufacturing costs through the Company's operational restructuring activities, and (iv) increased sales from Company-operated retail stores which carry higher margins. Also, in the fourth quarter of fiscal year 2005, the Company began an initiative with the goal of decreasing its number of worldwide inventory SKUs (stock keeping units) by 25 per cent by the end of fiscal year 2006. The goal of this initiative was to reduce warehousing costs and to improve and simplify product assortment and was substantially achieved in fiscal year 2006. Because the Company discounted these products more than historically required to sell excess inventories, an incremental obsolescence provision of approximately $3.9 million was recorded in the fourth quarter of fiscal year 2005. If actual demand or market conditions are less favourable than those projected by management, additional inventory write-downs may be required. The increase in gross profit was achieved despite the effect of higher oil prices during the year. Higher oil prices affect the cost of polypropylene (used in the manufacture of hardside luggage) and certain materials used in the manufacture of softside luggage.

          Selling, General and Administrative Expenses ("SG&A").    Consolidated SG&A in fiscal year 2005 was $341.5 million compared to $273.2 million in fiscal year 2004, an increase of $68.3 million or 25.0 per cent. The increase was primarily due to an increase of variable selling expenses associated with higher sales levels compared to the prior year. Other items affecting the total increase in SG&A included higher advertising expenses of $14.9 million, the exchange rate difference which caused an $11.8 million increase in Europe's SG&A, stock option expense of $4.0 million related to options granted to executive officers during the year and higher corporate consulting expenses of $2.9 million related to Sarbanes-Oxley compliance and other projects. The Company includes warehousing and freight-out costs in selling, general and administrative expenses, while comparable companies may include such costs in costs of goods sold. Warehousing costs and freight-out expenses were approximately $55.1 million in fiscal year 2005.

          Variable selling expense in Europe increased during the year due to higher freight and warehousing expenses resulting from increased sales, higher Lacoste royalties resulting from an increase in Lacoste sales, and higher service after sales expenses. U.S. Wholesale SG&A expense increased due to higher variable selling expense related to higher sales levels and lower discretionary expenses in the prior year when sales were depressed due to the effects of the conflict in Iraq. Increases in SG&A for U.S. Retail, Other Americas and Asia were consistent with the increase in sales.

          Provision for Restructuring Operations and Asset Impairment Charge.    We recorded restructuring charges of $5.9 million in fiscal year 2005, comprised of the following elements: we recorded a restructuring provision of $3.4 million for the closure of the Tres Cantos, Spain manufacturing plant and recorded severance costs associated with approximately 40 positions that were eliminated; we recorded a charge of $0.7 million for lease termination costs related to the closure of the Nogales, Mexico production facility; we recorded a restructuring provision of $1.8 million related to severance for the elimination of approximately 96 positions in our North American and Latin American operations.

          Interest Expense and Amortisation of Debt Issue Costs and Premium.    Interest expense and amortisation of debt issue costs declined to $35.2 million in fiscal year 2005 from $43.5 million in fiscal year 2004. The decline in interest expense was due primarily to lower interest rates under our senior credit facilities primarily as a result of the recapitalisation completed midway through fiscal year 2004 and the refinancing of the Company's senior subordinated debt completed in June 2004 (fiscal year 2005). Interest expense included $2.4 million in amortisation of debt issuance costs in fiscal year 2005 and $2.2 million in fiscal year 2004. During the second quarter of fiscal year 2005 the Company completed a refinancing of the Company's senior subordinated notes. To refinance the 10 3/4 per cent notes and to pay the tender and redemption premiums of $13.7 million, the Company issued €100 million of senior floating rate notes due in 2010 and $205.0 million of 8 7/8 per cent senior subordinated notes due in 2011. A total of $8.0 million of deferred financing costs were incurred in connection with the issuance of the floating rate senior notes and the 8 7/8 per cent senior subordinated notes. Additionally, a total of $4.1 million of unamortised deferred financing costs related to the original issuance of the 10 3/4 per cent notes was written off to other income (expense).

          Other Income (Expense) — Net.    The following is a comparative analysis of the components of Other Income (Expense) — Net.

	Fiscal Year
	2005	2004
	(in millions)
Net gain (loss) from foreign currency forward delivery contracts	$0.4	(0.5)
Gain (loss) on disposition of fixed assets, net	0.8	(0.1)
Foreign currency transaction gains (losses)	0.6	2.0
Pension expense	(2.8)	(1.8)
Redemption premium and expenses on retirement senior subordinated notes	(17.8)	(5.8)
Due diligence costs	(0.7)	—
Other, net	(4.1)	(1.8)

	$(23.6)	(8.0)

          Other net expenses increased by $15.6 million primarily due to $13.7 million of redemption premiums paid upon the refinancing of the 10 3/4 per cent senior subordinated notes and the write-off of $4.1 million of deferred financing costs.

          Pension costs represent the actuarial determined pension expense associated with the pension plans of two companies unrelated to our operations whose pension obligations were assumed by us as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which we were a part prior to 1993. The increase in pension expense was a result of the decrease in interest rates used to discount pension obligations. For a further discussion of pension plan expense, see "Pension Plans" under Critical Accounting Policies included below.

          Other, net expense increased to $4.1 million in fiscal year 2005 from $1.8 million in fiscal year 2004 due to costs associated with the initial investment in the Japan joint venture and expenses incurred to settle a claim for an environmental matter related to the manufacturing and office building site occupied by the Company until the late 1960's in Denver, Colorado.

          Income Taxes.    Income tax expense increased to $13.7 million in fiscal year 2005 from $11.2 million in fiscal year 2004. The increase in income tax expense is due to higher foreign income taxes for the European operations because of the exchange rate difference and higher income before taxes. The difference between expected income tax expense computed by applying the U.S. statutory rate to income from continuing operations, and income tax expense recognised results primarily because of (i) the change in the valuation allowance primarily attributable to U.S. net operating losses that do not provide a benefit, (ii) U.S. taxes on foreign dividends and deemed dividends, (iii) state income taxes, and (iv) the tax rate differential on foreign earnings.

          Preferred Stock Dividends and Accretion of Preferred Stock Discount.    This item represents the accrual of dividends on the outstanding 8 per cent convertible preferred stock issued in the 2003 recapitalisation. Dividends have accrued on the preferred stock since July 31, 2003 and compound quarterly. The decrease of $17.4 million in fiscal year 2005 compared to fiscal year 2004 was due to the reduction in the coupon rate and face amount of the preferred stock outstanding as a result of the July 31, 2003 recapitalisation.

          Net Loss to Common Stockholders.    The net loss to common stockholders decreased to $23.4 million in fiscal year 2005 from $28.3 million in fiscal year 2004, and the net loss per common share declined to $0.10 in fiscal year 2005 from $0.23 per share in fiscal year 2004. The weighted average number of Shares outstanding used to compute loss per share in fiscal years 2005 and 2004 was 224,764,006 and 122,842,078, respectively. The Company had 224,834,708 Shares outstanding as of January 31, 2005.

Liquidity and Capital Resources

          As of January 31, 2006, the Company had a consolidated cash balance of $85.4 million and working capital of $177.3 million. The Company believes its cash and working capital levels are adequate to meet the operating requirements of the Company for at least the next twelve months.

          The Company's primary sources of liquidity are its cash flow from operations and cash availability under its senior credit facility. During fiscal year 2006, the Company's cash flow from operations was $71.6 million compared to $34.7 million in fiscal year 2005. Cash flow from operations was positively affected by $35.7 million as a result of extending vendor payment terms to more closely align our payment terms with credit terms granted to customers. During fiscal year 2006, the Company's cash flow from operations together with amounts available under its credit facilities was sufficient to fund fiscal year 2006 operations, scheduled payments of principal and interest on indebtedness, and capital expenditures.

          The Company's senior credit facility provides for a maximum borrowing base of $35.0 million for the Company and €22 million for its European subsidiary. The borrowing base under the U.S. facility is generally calculated as a percentage of the Company's U.S. inventory and receivables increased by an agreed upon value for intangible assets and decreased by certain other obligations. The European borrowing base is calculated monthly based on a ratio of European debt to trailing twelve months European earnings before interest, taxes, depreciation and amortisation. As of January 31, 2006, these borrowing base calculations resulted in $35.0 million available for borrowing in the United States and €22 million available for borrowing by the European subsidiary. As of January 31, 2006, the Company had $4.6 million of letters of credit outstanding under the U.S. portion of the facility that reduced the net availability on the U.S. line of credit to $30.4 million. As of January 31, 2006, no amounts were outstanding under the European portion of the facility.

          The Company's long-term debt structure includes $174.9 million of 8 7/8 per cent senior subordinated notes which are due in 2011 and €100 million of euro-denominated floating rate notes that are due in 2010. The euro denominated notes bear interest at Euribor plus 4.375 per cent and the rate resets quarterly. As of January 31, 2006, the rate was 6.848 per cent. As a result of the increase in cash flow from operations, the Company was able to retire $30.1 million of the 8 7/8 per cent senior subordinated notes during fiscal year 2006.

          The Company incurred capital expenditures of $23.1 million during fiscal year 2006 compared to $12.5 million in fiscal year 2005. The increase in capital expenditures resulted primarily from costs related to the purchase and implementation of the ERP system of $8.1 million and various facility improvements of $3.9 million, including leasehold improvements for the Mansfield, Massachusetts office. During fiscal year 2006, the Company also incurred capital costs totalling $7.6 million for equipment purchases and other capital costs related to the manufacture of new products and factory upgrades, capital costs totalling $3.0 million for retail store expansion and improvements, and capital costs related to various other projects of $0.6 million.

          The Company's results of operations and cash flow are particularly sensitive to any events that affect the travel industry, such as terrorist attacks, armed conflicts anywhere in the world, epidemic threats such as SARS, or any other event that reduces or restricts travel. Any event that would have the effect of depressing results of operations or cash flows could also restrict amounts the Company and its European subsidiary would have available to borrow under the senior credit facility.

Off-Balance Sheet Financing and Other Matters

          The Company's most significant off-balance sheet financing arrangements as of January 31, 2006 are non-cancellable operating lease agreements, primarily for retail floor space and warehouse rental. The Company does not participate in any off-balance sheet arrangements involving unconsolidated subsidiaries that provide financing or potentially expose the Company to unrecorded financial obligations.

          The Company's lenders have issued letters of credit in the United States totalling $4.6 million and documentary letters of credit (which did not reduce borrowing capacity on the senior credit facility) in Europe totalling $1.6 million as of January 31, 2006. Samsonite Europe N.V. has issued other guaranties totalling $1.6 million primarily for rent obligations.

          The following summarises the Company's contractual cash obligations under long-term debt and capital lease obligations, operating lease agreements and purchase commitments and other long-term liabilities as of January 31, 2006:

	Payments due by January 31
	2007	2008-2009	2010-2011	Beyond	Total
	(in thousands)
Long-term debt and capital lease obligations	$1,048	339	121,520	174,924	297,831
Estimated interest payments(1)	24,618	49,256	43,846	20,699	138,419
Operating leases	22,565	24,715	12,435	9,822	69,537
Purchase commitments(2)	50,165	2,250	—	—	52,415

Total contractual cash obligations	$98,396	76,560	177,801	205,445	558,202

Notes:

(1)
Estimated interest payments were calculated as follows: (i) interest on short-term debt and the senior credit facility was based on amounts outstanding and interest rates during fiscal year 2006, (ii) interest on the senior floating rate notes was based on the three-month Euribor rate as of January 31, 2006 of 6.848 per cent, and (iii) interest on the senior subordinated notes was based on the fixed interest rate of 8 7/8 per cent.

(2)
Purchase commitments include contractual arrangements with suppliers. The total of purchase commitments and other long-term liabilities in the table above includes individual obligations over $50.

          Other non-current liabilities of $87.0 million are excluded from this summary table. These liabilities consist of pension and post-retirement benefit liabilities of $74.3 million, stock compensation liabilities of $4.3 million, and miscellaneous other long-term liabilities of $8.4 million. Pension and postretirement benefits are excluded from the table because of the difficulty of estimating the timing of future settlement of these types of obligations. The Company estimates that it could be required to make payments for pension and post-retirement benefits from $1.0 million to $2.5 million in fiscal year 2007, from $9.0 million to $23.0 million in fiscal 2008-2009, and from $6.0 million to $27.0 million in 2010-2011. Actual cash payments could vary significantly from these estimates based on actual future returns on pension assets, future interest rates, changes in ERISA funding regulations, and changes in health care costs, all of which are highly unpredictable.

          The Company's principal foreign operations are located in Western Europe, the economies of which are not considered to be highly inflationary. From time to time, the Company enters into foreign exchange contracts in order to reduce its exposure on certain foreign operations through the use of forward delivery commitments. No assurance can be given that the Company will be able to offset losses in sales and operating income from negative exchange rate fluctuations through foreign currency forward exchange contracts, options, or other instruments which may be available to reduce economic exposure to currency fluctuations. The Company has also designated the principal balance of €100 million ($121.5 million as of January 31, 2006) floating rate senior notes as a hedge of the foreign currency exposure related to the investment in its European operations. Geographic concentrations of credit risk with respect to trade receivables are not significant as a result of the diverse geographic areas covered by the Company's operations.

Critical Accounting Policies

          The Company's financial statements are prepared in accordance with U.S. GAAP and our significant accounting policies are summarised in Note 1 to the accompanying consolidated financial statements in Part XIV of this document. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

          The Company's accounting for its deferred tax asset valuation allowance, for inventory at the lower of cost or market value and for its U.S. defined benefit pension plan involve the accounting policies that are most affected by management's judgment and the use of estimates.

Deferred Tax Asset Valuation Allowance

          The Company has significant deferred tax assets amounting to approximately $102.8 million as of January 31, 2006 related to its U.S. operations resulting from net operating loss carryforwards, deductible temporary differences, and tax credit carryforwards, which are available to offset future taxable income. Generally accepted accounting principles require that a valuation allowance be established for deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realised. The Company has assessed the likelihood that its U.S. deferred tax assets will be realised taking into consideration various factors including (i) the amount of taxable income expected to be reported in the fiscal year 2006 U.S. tax return, (ii) the amounts of net operating losses reported over the past two years in its U.S. tax returns, (iii) the limitations caused by Section 382 of the U.S. Internal Revenue Code on the amounts of its accumulated U.S. net operating losses which may be utilised to offset future taxable income, (iv) the amounts of accumulated net operating losses which may be utilised to offset future taxable income under the built-in gain provisions of Section 382 of the Internal Revenue Code, (v) prudent and feasible tax planning strategies which may be implemented to realise the benefit of deferred tax assets, (vi) deferred tax liabilities related to future taxable amounts that may be realised within the carryforward periods of the U.S. net operating losses through prudent and feasible tax planning strategies, and (vii) the expiration periods for the U.S. net operating losses which do not begin until 2019. Based on these factors, the Company has determined that a valuation allowance of $77.6 million for its U.S. deferred tax assets is sufficient as of January 31, 2006. In addition, the Company has recorded a valuation allowance of approximately $8.6 million as of January 31, 2006 related to the full amount of deferred tax assets related to certain foreign subsidiaries with accumulated losses. Generally, no valuation allowance has been recorded for European deferred tax assets as the Company believes that realisation is more likely than not.

Inventories

          The Company writes down its inventory for estimated obsolescence or unmarketable inventory in amounts equal to the difference between the cost of such inventory and estimated market value based upon assumptions about future demand and market conditions for the products in our wholesale distribution channels and retail outlet stores. In the fourth quarters of fiscal year 2005 and 2006, the Company began initiatives with the goal of decreasing its number of worldwide inventory SKUs (stock keeping units) by 25 per cent by the end of fiscal year 2006 and another 15 per cent by the end of fiscal year 2007. The goal of these initiatives is to reduce warehousing costs and to improve and simplify our product assortment. Because the Company will probably need to discount SKUs identified for elimination more than historically required to sell excess inventories in order to timely meet its reduction goal, incremental obsolescence provisions of approximately $3.9 million were recorded in each of the fourth quarters of fiscal year 2005 and fiscal year 2006. If actual demand or market conditions are less favourable than those projected by management, additional inventory write-downs may be required.

The Company generally met its goal of 25 per cent SKU reduction for fiscal year 2006 and the obsolescence provision recorded in fiscal year 2005 was adequate.

Pension Plans

          The Company has a qualified defined benefit plan that covers most of its U.S. employees and a nonqualified defined benefit plan that covers certain senior executives. The Company records pension expense or pension income in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). The Company had charges to the results of operations from pension expense of $6.0 million for fiscal year 2006 and $2.7 million for fiscal year 2005 and a credit to the results of operations from pension income of $0.1 million for fiscal year 2004. Inherent in pension valuations are several important assumptions, including discount rates, expected return on assets and rate of compensation increases, which are updated at the beginning of each plan year based on current market conditions. Significant changes in pension credits or expense may occur in the future due to changes in assumptions caused by changing market conditions.

          The key assumptions used in developing the pension expense of $6.0 million related to these plans in fiscal year 2006 were a 5.75 per cent discount rate; an 8.25 per cent expected return on plan assets, and a 3.50 per cent rate of compensation increase. In the 2005 fiscal year assumptions used included a 6.25 per cent discount rate; an 8.25 per cent expected return on plan assets, and a 3.50 per cent rate of compensation increase. The pension expense related to the Plans increased to $6.0 million in fiscal year 2006 from an expense of $2.7 million in fiscal year 2005 and from pension income of $0.2 million in fiscal year 2004. Pension expense related to these plans is expected to be approximately $5.9 million in fiscal year 2007. The increase in the pension expense from fiscal year 2004 and fiscal year 2005 to fiscal year 2006 is a result of a decrease in plan assets caused by market conditions in the early 2000s and the resulting sharp increase in the amount of unrecognised losses being amortised since then.

          In selecting the discount rate of 5.75 per cent, an analysis is performed in which the duration of projected cash flows from the pension plans is matched with a yield curve based on an appropriate universe of high quality corporate bonds that are available. Management uses the results of the yield curve analysis to select the discount rate that matches the duration and payment stream of the benefits in the plans. The rate is rounded to the nearest quarter of a percent. Holding all other assumptions constant, a one-half percentage point increase or decrease in the discount rate would have increased or decreased the fiscal year 2006 pre-tax expense by approximately $0.8 million.

          The Plans' investment allocations are targeted at approximately 60 per cent to 70 per cent large capitalisation stocks and 30 per cent to 40 per cent large capitalisation corporate bonds. The Company considered the historical returns and future expectations for returns for each of these asset classes and the target allocation of the portfolio to develop the expected long-term rate of return assumption of 8.25 per cent. Holding all other assumptions constant, a one-half percentage point increase or decrease in the expected return on plan assets would have increased or decreased the fiscal year 2006 pre-tax expense by $0.8 million. The asset allocation and related assumed expected rate of return used in fiscal year 2007 is not expected to be significantly different from fiscal year 2006.

          The Company's actuaries calculate the Plans' obligations at the end of each plan year (December 31) and such measurement date valuation is used to record pension obligations in the Company's fiscal year-end financial statements in accordance with SFAS 87. Since fiscal year end January 31, 2003, the estimated accumulated benefit obligation (the actuarial present value of benefits attributed to employee service and compensation levels prior to the measurement date without considering future compensation levels), commonly referred to as the "ABO", has exceeded the fair value of the Plans' assets. This result is primarily due to the decline in equity markets in the early 2000's and a decline in the discount rate used to estimate the pension liability because of lower U.S. interest rates since 2002. As of fiscal year end January 31, 2006, the ABO exceeded the fair value of plan assets by $56.9 million. The increase in the excess of the ABO over the fair value of plan assets from the prior year resulted in a $9.2 million charge to stockholders' equity (Other Comprehensive Income (Expense)). Future market conditions and interest rates significantly impact future assets and liabilities of the pension plan, and similar charges or credits to stockholders' equity may be required in the future upon measurement of plan obligations at the end of each plan year.

          The Company's funding policy is to make any contributions required by ERISA. In fiscal year 2006, the Company made a $2.5 million cash contribution to the qualified plan in accordance with a credit maintenance agreement entered into with the PBGC in connection with the July 31, 2003 recapitalisation. This agreement requires that until April 30, 2006 the Company must make contributions to the plan sufficient to insure that certain ERISA defined credit balances do not fall below certain levels at the end of each plan year. In fiscal years 2006 and 2005, the Company made contributions of $2.5 million and zero, respectively, to the plan. Based on current stock market conditions, the interest rate environment and current ERISA funding regulations, the Company does not believe it will be required to make a contribution to the plan in fiscal year 2007. See also Off-Balance Sheet Financing and Other Matters included elsewhere herein.

New Accounting Standards

          In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces Accounting Principles Board No. 20 ("APB 20"), "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the instance specific transition provisions are not included. SFAS 154 requires retroactive application to prior periods' financial statements of changes in accounting principle, unless impracticable. APB 20 previously required that most voluntary changes in principle be recognised by including the cumulative effect of changing to the new accounting principle in net income of the period of the change in accounting principle.

          In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payments" ("SFAS 123 (R)"), which revises SFAS 123, "Accounting for Stock-Based Compensation", and is effective for public companies for annual periods beginning after June 15, 2005. SFAS 123 (R) will require compensation costs related to share-based payment transactions to be recognised in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using a modified retrospective method. The Company adopted SFAS 123 (R) on February 1, 2006 using the modified prospective method and is currently evaluating the impact from this standard on the results of operations and financial position. The impact on the Company using a Black-Scholes model is presented in the "Stock Based Compensation" section of Note 1 of the financial statements. Generally, upon the adoption of the standard, the pro forma amounts deducted from income for stock-based compensation determined under the fair value method as shown in the table in Note 1 (o) to the consolidated financial statements, plus the fair value of any future grants, will be reflected in expense.

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"), which amends Accounting Research Bulletin No. 43, "Inventory Pricing" and will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS 151 clarifies the accounting for abnormal amounts of idle facility capacity, freight, handling costs, and wasted material (spoilage) to require that these items be recognised as current-period charges instead of being added to the cost of inventory and expensed when consumed. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company does not believe that the adoption of SFAS 151 will have a material impact on its consolidated financial statements.

Market Risk

          The Company's primary market risks include changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company enters into forward financial instruments with major financial institutions to manage and reduce the impact of changes in foreign currency rates. From time to time, the Company uses interest rate swaps to manage interest rate risk. The Company does not use financial instruments to manage fluctuations in commodity prices. The Company does not hold or issue financial instruments for trading purposes.

Foreign Exchange Contracts

          From time to time, the Company enters into forward foreign exchange and option contracts to reduce its economic exposure to translated earnings of foreign subsidiaries (primarily the translated earnings of European operations). Certain of the Company's foreign subsidiaries enter into forward exchange contracts to reduce economic exposure to purchases of goods from Asia payable in U.S. dollars and certain other contracts to reduce their economic exposure to receipts payable in currencies other than home country functional currencies.

          Contracts entered into to reduce the Company's exposure to translated earnings of foreign subsidiaries are marked to market at the end of each month and gains or losses are included in Other Income (Expense) — Net. Gains or losses on foreign exchange contracts entered into to reduce the Company's exposure to payables and receivables related to product purchases and sales denominated in other than functional currencies are included in income or loss as the underlying hedged transactions are completed.

          As of January 31, 2006, the Company and its subsidiaries had forward foreign exchange contracts outstanding having a total contract amount of approximately $34.2 million, with a weighted average maturity of 112 days. If there were a ten percent adverse change in foreign currency exchange rates relative to the outstanding forward exchange contracts, the loss in earnings from the amount included in other comprehensive income for the year ended January 31, 2006 would be approximately $3.4 million, before the effect of income taxes. Any hypothetical loss in earnings would be offset by changes in the underlying value of translated earnings, to the extent such earnings or income is equal to the amount of currency exposed, or for product purchases by lower cost of sales.

Interest Rates

          As of January 31, 2006, the Company had outstanding approximately $175.7 million of fixed rate long-term debt (including current maturities). The fair value of long-term fixed interest rate debt is subject to interest rate risk. Generally, among other factors including credit ratings, the fair value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of the Company's total long-term fixed rate debt (including current portion) as of January 31, 2006 was $185.7 million, which was more than the carrying value by $10.0 million. Fair values were determined primarily from quoted market values since almost all the fixed rate long-term debt as of January 31, 2006 consists of the Company's outstanding publicly traded subordinated notes. A one-percentage point decrease from prevailing interest rates as of January 31, 2006, would result in an estimated increase in fair value of total fixed rate long-term debt of approximately $8.0 million. A one-percentage point increase from prevailing interest rates during fiscal year 2006 would have resulted in an estimated increase in interest expense for variable rate debt of $1.4 million. Actual interest rates could change significantly more than one percent.

          As of January 31, 2006, the Company had no outstanding interest rate swap agreements.

          Capitalisation and Indebtedness Statement

          The following table sets forth our cash and cash equivalents, short-term obligations, and capitalisation as of January 31, 2006:

  •
  on an actual basis; and

  •
  as adjusted to give effect to the automatic conversion of all of our outstanding 2003 convertible preferred stock into 514,867,765 Shares, as described in paragraph 2.6 of Part XVI of this document, and the stock consolidation of 1-to-    , as described in paragraph 2.5 of Part XVI of this document, as if they occurred on January 31, 2006, and as further adjusted to give effect to the issue and sale by us of             Shares in the global offering, after deducting underwriting commissions and estimated offering expenses payable by us and the use of proceeds thereof as described under "Use of Proceeds" in Part X of this document.

          Given the amounts of proceeds we and the selling stockholders hope to raise in the global offering, a £1.00 increase (decrease) from the mid-point of the offer price range would increase (decrease) the number of Shares being sold by the selling stockholders and us by              Shares and              Shares, respectively. Any such changes in the number of Shares being offered and sold would have a corresponding impact on the percentage of Shares held by the selling stockholders after the global offering.

          This table should be read together with the rest of this document, including our consolidated financial statements and related notes thereto.

	As of January 31, 2006
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$85,448

Short-term debt	9,396
Long-term obligations:
Senior revolving credit facility	—
Capital leases and other obligations(1)	1,387
Euro floating rate senior notes(2)	121,520
8 7/8 per cent senior subordinated notes(2)	174,925

Total long-term obligations	297,832

Total obligations	$307,228

Stockholders' deficit
Preferred stock ($0.01 par value; 2,000,000 shares authorized; 159,082 convertible shares issued and outstanding)	$193,981
Common stock ($0.01 par value, 1,000,000,000 shares authorized; 227,159,626 issued and outstanding as of January 31, 2006)	2,272		(3)
Additional paid-in capital	354,760
Accumulated deficit	(539,420)
Accumulated other comprehensive loss	(62,806)

Total Stockholders' deficit	$(51,213)

Total capitalisation (including short-term debt)	$256,015

Notes:

(1)
Other obligations consist primarily of various notes payable to banks by foreign subsidiaries. The obligations bear interest at varying rates and mature through 2006.

(2)
See "Additional Information — Material Contracts — Indentures" in paragraph 11.2 of Part XVI of this document for a description of the terms of our euro-denominated floating rate senior notes due 2010 and our 8 7/8 per cent senior subordinated notes due 2011.

(3)
This number will show our issued Shares following the stock consolidation described in paragraph 2.5 of Part XVI of this document, the automatic conversion of our 2003 convertible preferred stock and the issue and sale by us of             Shares in the global offering. See paragraph 2.6 of Part XVI of this document for a description of how the number of Shares issuable upon conversion of our 2003 convertible preferred stock is calculated.

PART VIII: SUMMARY OF CERTAIN DIFFERENCES
BETWEEN U.S. GAAP AND IFRS RELEVANT TO SAMSONITE

          Our financial information included in Part XIV of this document has been prepared and presented in accordance with U.S. GAAP. Certain differences exist between U.S. GAAP and IFRS which might be material to the financial information herein.

          The matters described below summarise certain differences between U.S. GAAP and IFRS relevant to us. We are responsible for preparing the summary below. We have not prepared a reconciliation of our consolidated financial statements and related footnote disclosures between U.S. GAAP and IFRS and have not quantified such differences. Accordingly, no assurance is provided that the following summary of certain differences between U.S. GAAP and IFRS is complete.

          Had we undertaken any such quantification or reconciliation, other accounting and disclosure differences may have come to our attention that are not identified below. Accordingly we can provide no assurance that the identified differences in the summary below represent all material differences relating to us. The differences highlighted below reflect only those differences in accounting policies in force at the time of the preparation of the U.S. GAAP audited financial statements. No attempt has been made to identify future differences between U.S. GAAP and IFRS as the result of prescribed changes in accounting standards, transactions or events that may occur in the future. Regulatory bodies that promulgate U.S. GAAP and IFRS have significant ongoing projects that could affect future comparisons such as this one between U.S. GAAP and IFRS. Future developments or changes in either U.S. GAAP or IFRS may give rise to additional differences between U.S. GAAP and IFRS, which could have a significant impact on us.

          In making an investment decision, investors must rely on their own examination of us, the terms of the global offering and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between U.S. GAAP and IFRS, and how these differences might affect the financial information in this document.

U.S. GAAP	IFRS
Presentation of financial information

U.S. GAAP requires the separate presentation of total assets and total liabilities. Under U.S. GAAP assets are presented in descending order of liquidity. Under U.S. GAAP, assets and liabilities which are amounts which fall due after more than one year are classified as non-current assets or liabilities.
Under IFRS, IAS 1 requires entities to present current and non-current liabilities as separate classifications on the face of the balance sheet, except when a liquidity presentation (which does not distinguish between current and non-current liabilities) provides reliable and more relevant information.

Under U.S. GAAP revenue is disclosed in a number of categories including; net sales of products; revenues from services and other revenues. Separate disclosure of cost of sales relative to each revenue component is also required.	Separate disclosure of revenue and cost of sales relative to each revenue component is not required under IFRS.
Under U.S. GAAP minority interest is disclosed in the mezzanine position between equity and liability.	Under IFRS minority interest is part of equity.
Minority interest is treated as an item of income/expense in the income statement.	Minority interests on the income statement are reported as an allocation after net income.
Business combinations, goodwill and intangible assets

Goodwill is not amortised but reviewed annually, or whenever a triggering event occurs, for impairment at the reporting unit level. Any impairment is written off to the profit and loss account and cannot be reversed.
Under IAS 38, "Intangible assets", goodwill is not amortised but tested for impairment each year based on cash generating units. If the impairment test shows a loss in value, goodwill is written down. Goodwill impairment losses cannot be reversed subsequently.

Under U.S. GAAP certain restructuring costs are recognised as assumed liabilities.
Under IFRS 3 "Business Combinations", liabilities for terminating or reducing the activities of the target are only recognised as liabilities on acquisition when the target has, at the acquisition date, an existing liability for restructuring. Any liabilities arising as a result of decisions made by the acquirer are dealt with as post-acquisition costs.
Basis of consolidation

Under U.S. GAAP, the determination whether to consolidate an investment is generally based on having the majority of voting rights. In specific circumstances, it is possible for the determination to be based on an analysis of variable interests in an entity rather than voting interests.
Under IFRS, the determination of whether to consolidate an investment is based on the ability to control that entity. The ability to control takes into account the existence of potential voting rights that are currently exercisable or convertible.
U.S. GAAP does not require complete consistency of accounting policies across the entities that are consolidated.	Under IAS 27, consolidated financial statements are prepared based on uniform accounting policies across the entities that are consolidated.
Asset impairment

Under U.S. GAAP when a triggering event occurs indicating that the value of any long-lived assets held for use might not be recoverable, management performs an impairment test of the long-lived assets using expected future cash flows from the long-lived assets. Any impairment would be reflected in the profit and loss account. Impairments of long-lived assets are recognised on the basis of undiscounted cash flows and measured on the basis of discounted fair value.
Under IAS 36, "Impairment of assets", impairment tests are performed each year on goodwill and intangible assets with indefinite useful lives and assets not yet available for use. On other fixed assets, impairment testing is required only if evidence of loss of value exists. Where impairment is calculated by reference to value in use, the impairment is recognised and measured by means of discounted cash flows.
Provisions made against inventory where the estimate of the recoverable amount falls below cost cannot be reversed.	If the estimated recoverable amount for inventory with a provision set against it increases back to above cost, the provision is reversed through the income statement.
Deferred taxation
For temporary differences related to inter-company profits, deferred taxes are recognised at the seller's tax rate under U.S. GAAP.
Under IAS 12, deferred taxes are recognised at the buyer's tax rate in relation to temporary differences related to inter-company profits.

IAS 12 requires an initial recognition exemption for temporary differences that arise on goodwill, assets and liabilities at initial recognition.

Under U.S. GAAP, the classification of deferred tax assets and liabilities as long or short term is dependent upon the classification of the underlying liability or asset to which the deferred tax relates.	Under IFRS all deferred tax assets and liabilities are classified as long-term.

Cash flow statements
Under U.S. GAAP cash and cash equivalents are defined as also including highly liquid short-term investments, with original maturities of three months or less, and may exclude overdrafts.	Under IFRS, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash that are subject to insignificant changes in value.
Provisions
Under U.S. GAAP some types of provisions are discounted only if the timing and amount of the cash outflows are fixed or reliably determinable.	Under IAS 37, a provision is calculated by discounting anticipated cash flows using a pre-tax discount rate (in the case of the effect of the discounting being material).

Under U.S. GAAP a restructuring provision may be accrued if the event is probable, however under certain circumstances restructuring provisions may be required to be reflected at a later stage in the income statement.	Under IFRS a restructuring provision may only be recognised if a detailed formal plan is announced or the implementation of such a plan has started.
Contingencies
Contingencies under U.S. GAAP are set at the best estimate of the likely liability. Where there is a range of estimates that are equally likely, the contingency is made at the minimum of this range.	Under IAS 37, a provision can be set at a different level depending on the nature of the exposure and a consideration of probability.
Leases

Under U.S. GAAP a lease is classified as a capital lease when one of the following criteria are met:

 •    Ownership transfers at the end of the lease.

 •    There is a bargain purchase option.

 •    The present value of the lease payments is greater than 90 per cent of the fair market value of the leased property at inception.

• 75 per cent of the asset's economic life is being committed to by the lease at inception.
Under IAS 17, classification as a finance lease is more principles based rather than rules-based and does not provide any quantitative tests. IAS 17 also requires that a lease of land and buildings should be split at inception of the lease into a separate lease of land and a lease of buildings and considered for the lease classification separately. Leases of land will generally be considered operating leases.
In the case of a sale and leaseback transaction, the profit on sale is generally not immediately recognised under U.S. GAAP but deferred over the course of the lease.
Under IFRS, if a sale and leaseback transaction results in a finance lease, the profit on sale is amortised over the course of the lease. If it results in an operating lease, the profit (or loss) is recognised immediately provided the sale price and the lease payments are at fair value.
Pensions and other employee benefits

Under U.S. GAAP pension cost represents the net of income and expenses related to the pension plan assets and the company's pension obligation. Plan assets are measured at fair value or a calculated value and the pension obligation is determined by an actuarial valuation.	IAS 19 applies to all types of employee benefits (except for shares based payments) that include short term benefits payable during employment, long term benefits payable and termination benefits.

Actuarial gains and losses may be recognised immediately or amortised over remaining working lives of participating employees. At a minimum, a net gain/loss in excess of 10 per cent of the greater of the defined benefit obligation or the fair value of the plan assets at the beginning of the year must be recognised immediately.	IAS 19 provides the option of either recognising actuarial gains and losses in full immediately or spreading over the remaining working lives of participating employees.
A minimum liability must be recognised equal to the amount by which a plan is underfunded (ignoring projected future salary increases).
Under IFRS, there are no specific requirements that apply when a plan has a deficit based on the current level of funding. Under IAS 19, for defined benefits plans, a liability is recorded as the present value of the obligation less the market value of the plan assets less (plus) unrecognised past service cost and unrecognised actuarial losses (gains).

Under U.S. GAAP the gain or loss to be recognised from a plan curtailment is the sum of two elements. The first element is the unrecognised prior service cost associated with years of service no longer expected to be rendered. For purposes of the curtailment calculation, prior service cost includes (a) the cost of retroactive plan amendments and (b) any remaining transition obligation. The second element is the change in the projected benefit obligation, net of any unrecognised gains or losses. Any remaining transition asset is considered an unrecognised gain for this calculation. Special termination benefits must also be considered in measuring curtailment gains or losses. A net curtailment loss is recorded when it is probable that a curtailment will occur and the effect of the curtailment is reasonably estimable, whereas a net curtailment gain is deferred until realised (e.g., when the terminations have occurred).
Gains arising on curtailments not allowed for in the actuarial assumptions should be recognised when they occur. A curtailment occurs when the employer either is demonstrably committed to the transaction or it is reflected in amended scheme rules.

The gain or loss on curtailment reflects the change in the present value of the scheme liabilities and the fair value of the plan assets, together with any related actuarial gains and losses and past service cost that have not previously been recognised in the profit and loss account. Before determining the effect of a curtailment, scheme assets and liabilities should be re-measured using current actuarial assumptions.
Under U.S. GAAP the recognition of pension assets is not limited.	Under IFRS the recognition of pension assets is limited.
Property, plant and equipment
Under U.S. GAAP, property, plant and equipment cannot be revalued upwards other than in a business combination.
Under IAS 16 it is possible to elect, for an entire class of property, plant, and equipment to be carried at either cost or, following initial recognition, at a revalued amount. If assets are held at a revalued amount, the valuations are required to be kept up to date.
Share based payments
Under U.S. GAAP, compensation costs for share based payments are measured at an amount equal to the excess, if any, of the grant date fair value of a company's shares over the exercise price.	IFRS 2 requires using the fair values for measuring share based compensation.
FAS 123R is applicable for fiscal years starting after 15 June 2005, which will require expensing stock options on a similar basis to IFRS 2.

Exceptional and extraordinary items
Under U.S. GAAP, there is no concept of exceptional items and accordingly no such items can be separately disclosed on the face of the income statement.
IAS 1 "Presentation of Financial Statements" does not contain the notion of "exceptional items" but prescribes the separate disclosure on the face of the Income Statement or in the Notes of material items which "are relevant to an understanding of the entity's financial performance".

Under U.S. GAAP, items are classified in the income statement as extraordinary if they are both unusual in nature and infrequent in occurrence when considered in relation to the environment in which the entity operates.	IFRS does not have this concept.
Capitalisation of debt issuance costs

Under U.S. GAAP, issue costs incurred directly in connection with the issue of debt are capitalised as a deferred charge included in long term assets. These costs are released to the profit and loss account over the term of the debt using the effective interest rate method.
Under IFRS, liabilities "at fair value through profit or loss" are initially measured at fair value (transaction costs are not included). Other liabilities are initially measured at fair value less transaction costs.
Segment disclosures

Under U.S. GAAP, segment reporting is reporting used by the chief operating decision maker. The accounting policies followed in the internal reporting used by management may differ from the accounting policies used in the consolidated financial statements. U.S. GAAP requires certain asset, income statement and other disclosures to be made for each reportable segment as well as a reconciliation to the corresponding amounts in the related consolidated financial statements.
IAS requires the disclosure of two sets of segments, being business and geographical segments, based on a disaggregation of information contained in the financial statements. IAS 14 also distinguishes between primary and secondary reporting segments. Extensive disclosure is required for primary segments with considerably less information required for secondary segments. IFRS requires disclosure of total assets, total liabilities, capital expenditure, depreciation and amortisation and significant non-cash expenses for each segment.
Fresh start accounting

Under U.S. GAAP, upon emergence from bankruptcy, the consolidated financial statements of the "Successor Company" are deemed to be created, and the recorded amounts of assets and liabilities are adjusted to reflect their fair value. As a result, the reported historical financial statements of the "Predecessor Company" generally are not comparable to those of the "Successor Company".	IFRS does not have this concept.
Discontinued Operations
Under U.S. GAAP, cumulative exchange differences are reclassified from equity to assets(s) held for sale.	Under IFRS 5, cumulative exchange differences remain in equity when an asset is first classified as held for sale.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" develops a single accounting method under which long-lived assets that are to be disposed by sale are measured at the lower of book value or fair value less costs to sell. Costs to sell are the incremental direct costs that result directly from and are essential to a sale transaction and that would not have been incurred by the entity had the decision to sell not been made. Those costs include broker commissions, legal and title transfer fees, and closing costs that must be incurred before legal title can be transferred. Those costs exclude expected future losses associated with the operations of a long-lived asset (disposal group) while it is classified as held for sale. SFAS No. 144 includes in its scope of discontinued operations all components of an entity with operations that (1) can be distinguished from the rest of the entity, and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. Discontinued operations are disclosed as a separate line item on the face of the income statement (net of tax and below income from continuing operations).
IFRS "Non-current assets held for sale and discontinued operations" sets requirements for classification, measurement and presentation of non-current assets held for sale. IFRS 5 introduces the notion of assets or disposal groups classified as held for sale, which are disclosed separately on the face of the balance sheet. IFRS 5 also gives guidance on profit and loss presentation. Under IFRS, the profit from discontinued operations and the profit from disposals are presented together in one line item below profit for the period from continuing operations.

PART IX: DIVIDEND POLICY

          We have not declared any cash dividends on our Shares and do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends will be a business decision to be made by our Board of Directors from time to time based on such considerations as the Board of Directors deems relevant. In addition, dividends are payable only out of funds legally available under Delaware law, subject to any restrictions which may be contained in our debt instruments. The payment of dividends on our Shares is also currently restricted by our senior revolving credit facility and the indentures governing our euro floating rate senior notes and 8 7/8 per cent senior subordinated notes.

PART X: USE OF PROCEEDS

          We will receive approximately £              million in net proceeds from the global offering after deducting estimated underwriting commissions and expenses payable by us. We will not receive any of the proceeds from the sale of Shares by the selling stockholders. We will use the net proceeds payable to us primarily to pay for the expenses we and the selling stockholders have incurred in connection with the global offering.

PART XI: DILUTION

          Purchasers of the Shares in the global offering will suffer an immediate and substantial dilution in net tangible book value per Share. Dilution is the amount by which the offer price paid by purchasers of Shares exceeds the net tangible book value per Share immediately following the completion of the global offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Net tangible book value per Share represents our net tangible book value divided by the number of Shares outstanding. As of                          , 2006, prior to giving effect to the global offering, our net tangible book value was $              million and our net tangible book value per Share was $             .

          After giving effect to our sale of the             Shares offered by us in the global offering and the transactions, including the application of the proceeds of the global offering, as described in "Use of Proceeds" set out in Part X of this document, based upon an assumed offer price of             pence per Share (or $             per Share, assuming the exchange rate of $1.00 = £             on                          , 2006), being the mid-point of the range set forth on the cover of this document, our net tangible book value as of                          , 2006, would have been approximately $              million, or $             per Share. This represents an immediate increase in net tangible book value to our existing stockholders of $             per Share and an immediate dilution to new investors in the global offering of $             per Share. The following table illustrates this per Share dilution in pro forma net tangible book value to new investors:

Assumed initial public offering price per Share			pence
Net tangible book value per Share as of January 31, 2006	$	$

Increase in net tangible book value per Share attributable to cash payments made by purchasers

Net tangible book value per Share after this offering

Adjusted net tangible book value per Share after this offering

Dilution per Share to new investors		$

          A £1.00 increase (decrease) in the assumed offer price of             pence per Share (or $             per Share, assuming the exchange rate of $1.00 = £             on                          , 2006) would increase (decrease) our as adjusted net tangible book value by £             , an adjusted net tangible book value per Share after the global offering by $             per Share, and the dilution per Share to new investors by $             per Share, assuming the number of Shares offered by us remains the same and after deducting the underwriting commissions and estimated offering expenses payable by us. An increase (or decrease) of 1,000,000 Shares from the expected number of Shares to be sold in the global offering, assuming no change in the offer price from the price assumed above, would increase (decrease) our net tangible book value after giving effect to the global offering by approximately $              million, increase (decrease) our adjusted net tangible book value per Share after giving effect to the transactions by $             per Share, and decrease (increase) the dilution in net tangible book value per Share to new investors in this offering by $             per Share, after deducting the estimated underwriting commissions and estimated aggregate offering expenses payable by us. The pro forma information discussed above is illustrative only.

          The following table summarises, as of January 31, 2006, on a pro forma basis, the total number of Shares purchased from us, the aggregate cash consideration paid to us and the average price per Share paid by existing stockholders and by new investors purchasing Shares in the global offering before deducting estimated underwriting commissions and our estimated offering expenses. The calculation below is based on an assumed offer price of             pence per Share before deducting estimated underwriting commissions and offering expenses payable by us:

				Total Consideration
	Shares Purchased
							Average Price Per Share
	Number	Per cent		Amount	Per cent
Existing stockholders			%	£		%	pence
New investors

Total		100.0%			£100.0%

          A £1.00 increase (decrease) in the assumed offer price of             pence per Share (or $             per Share, assuming the exchange rate of $1.00 = £             on                          , 2006) would increase (decrease) our as adjusted net tangible book value by $             , an adjusted net tangible book value per Share after the global offering by $             per Share, and the dilution per Share to new investors by $             per Share, assuming the number of Shares offered by us, as set forth on the cover page of this document, remains the same and after deducting the underwriting commissions and estimated offering expenses payable by us.

          The foregoing discussion and tables do not include Shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $             per Share.

          To the extent that all outstanding options are exercised, your investment will be further diluted by an additional $             per Share. In that event, the total number of Shares purchased from us by our existing stockholders would be             , the aggregate cash consideration paid to us by our existing stockholders would be £             and the average price per Share paid by existing stockholders would be             pence per Share (or $             per Share, assuming the exchange rate of $1.00 = £             on                           , 2006). In addition, you will incur additional dilution if we grant more options in the future with exercise prices below the offer price.

          Assuming an offer price at the mid-point of the offer price range, if the underwriters exercise the over-allotment option in full, our existing stockholders would own approximately    per cent and our new investors would own approximately    per cent of the total number of Shares outstanding after the global offering.

PART XII: PRICE RANGE OF COMMON STOCK

          Our Shares have traded in interdealer and over-the-counter transactions and price quotations have been available in the "pink sheets" under the symbol "SAMC.OB". Price quotations also are available on the Over-the-Counter Bulletin Board, or OTCBB.

          The range of sale prices for our Shares as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB for the fiscal years ended January 31, 2005 and 2006 and for the period since the start of the fiscal year commencing on February 1, 2006 (through May 17, 2006) ranged from a high of $1.70 per Share during the second quarter of fiscal year 2005, to a low of $0.43 per Share during the first quarter of fiscal year 2005. Although the foregoing prices have been obtained from sources believed to be reliable, no assurances can be given with respect to the accuracy of such prices or as to whether other prices higher or lower than those set forth above have been quoted. In addition, such prices reflect interdealer prices, which may not include retail mark-up, mark down or commission and may not necessarily represent actual transactions.

          The following table sets forth, for the fiscal quarters and the months indicated, the high and low sale prices per Share as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB.

          Conditional upon Admission, each of our Shares issued and outstanding on the date of Admission will be converted into and reconstituted into a smaller number of Shares represented by the ratio of one-for-             Shares. Once this ratio has been determined, we will adjust the sales price information presented below to reflect what such sales price information would have been had the stock consolidation already taken place at the relevant time. For further information on our capitalisation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capitalisation and Indebtedness Statement" set out in Part VII of this document and "Additional Information — Share Capital" set out in Part XVI of this document.

	High ($)	Low ($)
Fiscal Year 2005	1.70	0.43
First Quarter	0.95	0.43
Second Quarter	1.70	0.70
Third Quarter	1.43	0.60
Fourth Quarter	0.96	0.72
Fiscal Year 2006	1.50	0.55
First Quarter	1.50	0.55
Second Quarter	1.04	0.75
Third Quarter	0.90	0.55
Fourth Quarter	0.95	0.58
Fiscal Year Commencing February 1, 2006	1.20	0.79
February 2006	0.92	0.79
March 2006	1.16	0.88
April 2006	0.92	0.79
May 2006 (through May 17, 2006)	1.20	0.98

          On May 17, 2006 (being the latest practicable date prior to the publication of this document), the best bid price and last sale price of the Shares as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB at www.otcbb.com were $1.06 per Share and $1.02 per Share, respectively.

          The initial offer price for our Shares will be determined by us, the Major Stockholders and the underwriters following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to the market valuation of companies in related businesses. See "Details of the Global Offering — Allocation and Pricing" set out in Part XV of this document.

          The initial offer price range should not be relied on as indicative of the price or value of our Shares and, save for any responsibility or liability that may be imposed by the FSMA or the regulatory regime established thereunder or by other applicable law, we, the selling stockholders and the underwriters disclaim all liability or responsibility whether arising in contract, tort or otherwise to persons acting or relying on the offer price range as indicative of the price or value of our Shares.

PART XIII: PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership of our Principal and Selling Stockholders

          The following table sets forth certain information about persons known to us to be the beneficial owners of more than 3 per cent of our Shares, and about the beneficial ownership of our Shares held by each of our directors and executive officers and all of our directors and executive officers as a group, as of March 31, 2006. The table also sets forth the beneficial ownership of the selling stockholders, before and after giving effect to the global offering, assuming no exercise of the over-allotment option and that the offer price is set at the mid-point of the offer price range. Except as otherwise indicated herein, to our knowledge, the persons identified below have sole voting power and sole investment power with respect to the Shares they beneficially own.

          The table below, in connection with our application to the Financial Services Authority for our Shares to be admitted to the Official List, assumes the automatic conversion into Shares of all our outstanding 2003 convertible preferred stock owned by the stockholder in question that will take place automatically upon Admission in accordance with the terms of such 2003 convertible preferred stock. Such conversion includes the acceleration of the accrual of dividends. Immediately prior to the global offering, the accrual of dividends on our 2003 convertible preferred stock for the period up to and including the dividend payment date falling on June 15, 2007 shall be accelerated and be deemed to have fully accrued. Such conversion also assumes that no dividends on our 2003 convertible preferred stock have been paid and that no shares of our 2003 convertible preferred stock have been converted into Shares until their automatic conversion in connection with the global offering. On this basis, immediately prior to the global offering, each share of our 2003 convertible preferred stock will automatically convert into 3,236.4929 Shares. As of March 31, 2006, assuming the accelerated accrual of dividends, there were 159,082 shares of 2003 convertible preferred stock outstanding and they would have been convertible into 514,867,765 Shares. The actual 2003 convertible preferred stock conversion rate is subject to adjustment in the event that any unpaid 2003 convertible preferred stock dividends are paid prior to any such conversion.

          Conditional upon Admission, each of our Shares issued and outstanding on the date of Admission will be converted into and reconstituted into a number of Shares represented by the ratio of one-for-    Shares. Once this ratio has been determined, we will adjust the share ownership information presented below to reflect what such share ownership information would have been had the stock consolidation already taken place.

          For further information on our capitalisation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capitalisation and Indebtedness Statement" set out in Part VII of this document and "Additional Information — Share Capital" set out in Part XVI of this document.

							Number of Shares Offered Assuming Over- Allotment Option Exercised in Full*
					Beneficial Ownership of Shares After the Global Offering Assuming no Exercise of Over- Allotment Option			Beneficial Ownership of Shares After the Global Offering Assuming Over-Allotment Option Exercised in Full
	Beneficial Ownership of Shares as of March 31, 2006(1)
Full Name and Address of Beneficial Owner(2)
				Number of Shares Offered*
	Number		Per cent(3)		Number	Per cent		Number	Per cent
Ares Management, LLC 1999 Avenue of the Stars Suite 1900 Los Angeles, California 90067	289,631,710	(4)	38%
Bain Capital (Europe) LLC c/o Bain Capital, LLC 111 Huntington Avenue Boston, Massachusetts 02199	179,062,678	(5)	24%
Ontario Teachers' Pension Plan Board 5650 Yonge Street, 5th Floor Toronto, Ontario M2M 4H5	179,062,678	(6)	24%

Total Equity Sponsors:	647,589,156		86%

Marcello Bottoli	18,113,735	(7)	2.4%
Richard H. Wiley	2,314,979	(8)	**
Giuseppe Fremder	1,944,816	(9)	**
Thomas Korbas	1,282,678	(10)	**
Marc Matton	1,028,100	(11)	**
Shashi Dash	886,865	(12)	**
Arne Borrey	785,349	(13)	**
Ferdinando Grimaldi Quartieri	80,321	(14)	**
Charles J. Philippin	—		**
Antony P. Ressler	—	(15)	**
Lee Sienna	—	(16)	**
Donald L. Triggs	—		**
Deborah Rasin	30,000	(17)	**
Richard T. Warner	—		**
Melissa Wong Bethell	—		**
Jeffrey B. Schwartz	—		**
Ramesh Tainwala	609,000	(18)	**
Quentin Mackay	600,000	(19)	**
Annick Desmecht	600,000	(20)	**
Other selling stockholders		(21)
All directors and executive officers as a group ( persons)	28,275,843		3.76%

Notes:

**
The aggregate number of shares to be sold by the selling stockholders is dependent on the offer price and may be higher or lower.

**
Less than 1 per cent.

(1)
Our 2003 convertible preferred stock votes together with the common stock on most matters on an as-converted basis. We have assumed that, as of March 31, 2006, each share of our 2003 convertible preferred stock is convertible and accelerates into 3,236.49291 Shares. See the opening paragraphs of this Part XIII for an explanation of how we have calculated this conversion ratio.

(2)
Unless otherwise noted, the address of each stockholder is c/o Samsonite Corporation, 11200 East 45th Avenue, Denver, Colorado 80239.

(3)
Ownership percentages are calculated in the following manner: the numerator consists of each beneficial owner's holdings, assuming automatic conversion of all 2003 convertible preferred stock (including the acceleration of the accrual of dividends), options held that are exercisable as of March 31, 2006 and, for our Major Stockholders, warrants to purchase Shares. The denominator is the sum of (i) all outstanding Shares, assuming automatic conversion of all 2003 convertible preferred stock (including the acceleration of the accrual of dividends) and (ii) all options and/or warrants that are held by such beneficial owner and were exercisable as of March 31, 2006.

(4)
Represents 52,658 shares of 2003 convertible preferred stock and 103,632,604 Shares. Includes Shares beneficially owned by Ares and certain of its affiliates. Ares has reported shared voting and dispositive power with respect to all of the Shares, 2003 convertible preferred stock and warrants to purchase common stock beneficially owned by Ares Corporate Opportunities Fund, L.P., Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., each of which is managed by affiliates of Ares. Includes warrants to purchase 15,515,892 Shares exercisable as of March 31, 2006 and also includes warrants to purchase 55,970 Shares exercisable as of March 31, 2006.

(5)
Represents 47,746 shares of 2003 convertible preferred stock and 24,477,118 Shares. Includes warrants to purchase 55,970 Shares exercisable as of March 31, 2006.

(6)
Represents 47,746 shares of 2003 convertible preferred stock and 24,477,118 Shares. Includes warrants to purchase 55,970 Shares exercisable as of March 31, 2006.

(7)
Represents 1,889 shares of 2003 convertible preferred stock and includes options held by Stonebridge Development Limited, or Stonebridge, to purchase 12,000,000 Shares exercisable as of March 31, 2006.

(8)
Represents 317 shares of 2003 convertible preferred stock and includes options to purchase 1,289,011 Shares exercisable as of March 31, 2006.

(9)
Represents 25,970 Shares, 396 shares of 2003 convertible preferred stock and includes options to purchase 637,195 Shares exercisable as of March 31, 2006.

(10)
Represents 2,485 Shares, 198 shares of 2003 convertible preferred stock and includes options to purchase 639,367 Shares exercisable as of March 31, 2006.

(11)
Represents 119 shares of 2003 convertible preferred stock and includes options to purchase 642,957 Shares exercisable as of March 31, 2006.

(12)
Represents 84 shares of 2003 convertible preferred stock and includes options to purchase 615,000 Shares exercisable as of March 31, 2006.

(13)
Represents 50 shares of 2003 convertible preferred stock and includes options to purchase 623,524 Shares exercisable as of March 31, 2006.

(14)
Represents 2,645 Shares and 24 shares of 2003 convertible preferred stock. Includes a portion of the Shares listed for Bain Capital for which Mr. Quartieri holds an indirect beneficial ownership interest. Mr. Quartieri disclaims beneficial ownership of the Shares listed above for Bain Capital, except to the extent of his pecuniary interest therein.

(15)
Does not include the Shares held by Ares and its affiliates of which Mr. Ressler disclaims beneficial ownership.

(16)
Does not include the Shares held by OTPP of which Mr. Sienna, a Vice President of the private equity group of OTPP, disclaims beneficial ownership.

(17)
Includes options to purchase 30,000 Shares exercisable as of March 31, 2006.

(18)
Includes options to purchase 609,000 Shares exercisable as of March 31, 2006.

(19)
Includes options to purchase 600,000 Shares exercisable as of March 31, 2006.

(20)
Includes options to purchase 600,000 Shares exercisable as of March 31, 2006.

(21)
Represents Shares owned by an aggregate of    of our employees, none of whom are our executive officers or affiliates. The number of Shares beneficially owned and offered by each of these selling stockholders is in the aggregate less than 1 per cent of our issued and outstanding Shares.

Letter Agreement with Major Stockholders

          Prior to, and conditional upon, Admission, we expect to enter into a letter agreement with Ares, Bain Capital, and OTPP, our Major Stockholders. Pursuant to this letter agreement, we and the Major Stockholders expect to reach agreements on a variety of matters, including those set out below.

          Board of Directors.    Subject to Ares and its affiliates owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares. Subject to Bain Capital and its affiliates owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Bain Capital. Subject to OTPP and its affiliates owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by OTPP.

          Demand Registration Rights.    At any time after the date that falls six months after Admission, any Major Stockholder, acting alone or jointly with any of the other Major Stockholders, will be able to make a demand request that we commence a registration under the Securities Act covering registrable securities held by such Major Stockholder or Major Stockholders, as the case may be, if the anticipated aggregate offering price of such securities is anticipated in good faith to be at least $20 million. We will agree to prepare, file and use our reasonable best efforts to cause to become effective a total of no more than five registration statements, with the Major Stockholders not being entitled to make more than one such request during any nine-month period.

          Piggyback Registration Rights.    We will agree that, with the exception of certain agreed registrations carried out by us, if we propose to register, whether or not for our own account, any of our Shares or other equity interests in connection with a public offering for cash of such securities, we will at such time promptly give each holder of registrable securities written notice of such registration and, upon any holder's written request, we will include in the registration statement all of the registrable securities of such holder, subject to customary underwriters' cutback provisions.

          Expenses of Registration and Indemnification.    We will agree that all expenses of the Major Stockholders, other than underwriting discounts and commissions, incurred in connection with registrations made pursuant to a demand request or at our initiative, will be borne by us. We expect to agree, in connection with any registration, to indemnify each holder of registrable securities covered by such registration against certain liabilities to which they may become subject under the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder, or other federal, state or foreign securities laws, or common law.

          Securities Law Restrictions.    Our Major Stockholders will agree not to transfer any securities without the registration of the transfer of such securities under the Securities Act, unless the transfer is exempt from the registration requirements under the Securities Act and applicable state securities laws as we in our good faith and reasonable discretion deem appropriate.

          Lock-Up Restrictions.    We and each of our Major Stockholders will agree to abide by lock-up restrictions for a certain agreed period following any underwritten primary or secondary offering of our equity securities.

PART XIV: HISTORICAL FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Samsonite Corporation:

          We have audited the consolidated financial statements of Samsonite Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsonite Corporation and subsidiaries as of January 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

          As discussed in Note 2, Samsonite Corporation restated its consolidated financial statements as of January 31, 2005 and for the years ended January 31, 2005 and 2004.

                      KPMG LLP

Denver, Colorado
May 11, 2006

SAMSONITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

January 31, 2006 and 2005

(Dollars in thousands, except per share amounts)

	January 31,
	2006	2005
		(restated)
ASSETS
Current assets:
Cash and cash equivalents	$85,448	56,378
Trade accounts receivable, net of allowances for doubtful accounts of $7,213 and $8,476 (Note 11)	113,528	112,698
Other receivables	2,056	2,441
Inventories (Notes 5 and 11)	133,683	136,143
Deferred income tax assets (Note 14)	8,652	10,040
Assets held for sale (Note 6)	1,515	16,261
Prepaid expenses and other current assets	28,212	24,538

Total current assets	373,094	358,499
Property, plant and equipment, net (Notes 7 and 11)	89,100	98,810
Intangible assets, less accumulated amortization of $38,389 and $37,955 (Notes 8 and 11)	91,658	90,816
Other assets and long-term receivables, net of allowance for doubtful accounts of $0 and $66 (Note 9)	13,399	14,958

	$567,251	563,083

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Short-term debt (Note 10)	$9,396	15,505
Current installments of long-term obligations (Note 11)	1,048	1,792
Accounts payable	101,893	73,119
Accrued interest	4,055	4,614
Accrued compensation and employee benefits	25,539	25,695
Accrued income taxes	10,192	7,482
Other accrued liabilities	43,641	41,540

Total current liabilities	195,764	169,747
Long-term obligations, less current installments (Note 11)	296,784	337,049
Deferred income tax liabilities (Note 14)	22,897	25,967
Other non-current liabilities (Notes 12 and 15)	86,962	72,731

Total liabilities	602,407	605,494

Minority interests in consolidated subsidiaries	16,057	13,931
Stockholders' equity (deficit) (Notes 3, 11 and 13):
Preferred stock ($0.01 par value; 2,000,000 shares authorized; 159,082 and 159,932 convertible shares issued and outstanding at January 31, 2006 and 2005, respectively)	193,981	180,127
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 227,159,626 and 235,334,708 shares issued at January 31, 2006 and 2005, respectively, and 227,159,626 and 224,834,708 shares outstanding at January 31, 2006 and 2005, respectively)	2,272	2,353
Additional paid-in capital	354,760	769,695
Accumulated deficit	(539,420)	(537,910)
Accumulated other comprehensive loss	(62,806)	(50,607)

	(51,213)	363,658
Treasury stock, at cost (10,500,000 shares)	—	(420,000)

Total stockholders' deficit	(51,213)	(56,342)

Commitments and contingencies (Notes 1, 3, 4, 10, 11, 13, 14, 15, and 17)	$567,251	563,083

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Year ended January 31,
	2006	2005	2004
		(restated)	(restated)
Net sales	$966,886	902,896	776,451
Cost of goods sold	496,505	485,882	428,544

Gross profit	470,381	417,014	347,907
Selling, general and administrative expenses	381,185	341,532	273,213
Amortization and impairment of intangible assets (Notes 4 and 8)	862	3,214	2,578
Asset impairment charge (Note 4)	5,450	671	2,658
Provision for restructuring operations (Note 4)	9,849	5,862	1,768

Operating income	73,035	65,735	67,690
Other income (expense):
Interest income	2,052	549	396
Interest expense and amortization of debt issue costs and premium	(30,496)	(35,206)	(43,528)
Other income (expense) — net (Note 18)	(9,872)	(23,603)	(8,024)

Income before income taxes and minority interests	34,719	7,475	16,534
Income tax expense (Note 14)	(16,516)	(13,652)	(11,235)
Minority interests in earnings of subsidiaries	(4,882)	(3,521)	(2,548)

Net income (loss)	13,321	(9,698)	2,751
Preferred stock dividends and accretion of senior redeemable preferred stock discount (Note 3)	(14,831)	(13,683)	(31,055)

Net loss to common stockholders	$(1,510)	(23,381)	(28,304)

Loss per share — basic and diluted:
Weighted average common shares outstanding	226,587	224,764	122,842

Net loss to common stockholders	$(0.01)	(0.10)	(0.23)

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands, except share amounts)

	Preferred stock	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Comprehensive income (loss)	Treasury stock
Balance, January 31, 2003 (as reported)	$—	304	490,310	(480,475)	(54,837)		(420,000)
Restatement adjustment (Note 2)	—	—	—	(5,750)	—		—

Balance, January 31, 2003 (restated)	—	304	490,310	(486,225)	(54,837)		(420,000)
Net income (restated)	—	—	—	2,751	—	2,751	—
Unrealized gain (loss) on cash flow hedges (net of income tax effect of $2,423)	—	—	—	—	(4,331)	(4,331)	—
Reclassification of net loss on cash flow hedges to net income (net of income tax effect of $2,258)	—	—	—	—	3,991	3,991	—
Foreign currency translation adjustment	—	—	—	—	16,033	16,033	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	7,004	7,004	—

Comprehensive income	—	—	—	—		25,448	—

Issuance of 106,000 shares of 8% convertible preferred stock (Note 3)	106,000	—	—	—	—		—
Conversion of 13 7/8% senior redeemable preferred stock to 53,982 shares of 8% convertible preferred stock and 204,839,751 shares of common stock and warrants to purchase 15,515,892 shares of common stock (Note 3)	53,982	2,048	288,832	—	—		—
Issuance costs associated with issuance of 8% convertible preferred stock and conversion of 13 7/8% senior redeemable preferred stock (Note 3)	—	—	(10,709)	—	—		—
Preferred stock dividends and accretion of preferred stock discount (Note 3)	6,516	—	—	(31,055)	—		—

Balance, January 31, 2004 (restated)	166,498	2,352	768,433	(514,529)	(32,140)		(420,000)

Net loss (restated)	—	—	—	(9,698)	—	(9,698)	—
Unrealized gain (loss) on cash flow hedges (net of income tax effect of $918)	—	—	—	—	(1,693)	(1,693)	—
Reclassification of net loss on cash flow hedges to net loss (net of income tax effect of $445)	—	—	—	—	549	549	—
Foreign currency translation adjustment	—	—	—	—	448	448	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	(17,771)	(17,771)	—

Comprehensive loss	—	—	—	—		(28,165)	—

Stock compensation expense		—	1,209	—	—		—
Conversion of 50 shares of preferred stock to 129,384 shares of common stock	(54)	1	53	—	—		—
Preferred stock dividends and accretion of preferred stock discount (Note 3)	13,683	—	—	(13,683)	—		—

Balance, January 31, 2005 (restated)	180,127	2,353	769,695	(537,910)	(50,607)		(420,000)

Net income	—	—	—	13,321	—	13,321	—
Unrealized gain (loss) on cash flow hedges (net of income tax effect of $546)	—	—	—	—	1,310	1,310	—
Reclassification of net loss on cash flow hedges to net income (net of income tax effect of $885)	—	—	—	—	1,426	1,426	—
Foreign currency translation adjustment	—	—	—	—	(5,702)	(5,702)	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	(9,233)	(9,233)	—

Comprehensive income						1,122

Stock compensation expense	—	—	4,007	—	—		—
Conversion of 850 shares of preferred stock to 2,324,918 shares of common stock	(977)	24	953	—	—		—
Preferred stock dividends and accretion of preferred stock discount (Note 3)	14,831	—	—	(14,831)	—		—
Retirement of 10,500,000 shares of treasury stock	—	(105)	(419,895)	—	—		420,000

Balance, January 31, 2006	$193,981	2,272	354,760	(539,420)	(62,806)		—

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year ended January 31,
	2006	2005	2004
		(restated)	(restated)
Cash flows from operating activities:
Net income (loss)	$13,321	(9,698)	2,751
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss (gain) on disposition of assets held for sale and fixed assets, net	128	(819)	107
Depreciation and amortization of property, plant and equipment	17,057	18,971	17,948
Amortization and write-off of debt issue costs and premium	3,068	6,500	3,110
Amortization and impairment of intangible assets	862	3,214	2,578
Deferred income tax benefit	(1,477)	(226)	(1,235)
Pension plan (gains) losses, net	6,771	3,243	398
Asset impairment charge	5,450	671	2,658
Provision for doubtful accounts	327	1,540	723
Provision for restructuring operations	9,849	5,862	1,768
Stock compensation expense	5,497	4,031	—
Changes in operating assets and liabilities:
Trade and other receivables	(8,220)	(19,937)	1,199
Inventories	(4,598)	2,027	16,745
Other current assets	(5,818)	(1,002)	1,112
Accounts payable and accrued liabilities	35,724	19,499	(17,939)
Contribution to U.S. defined benefit pension plan	(2,500)	—	(5,000)
Other — net	(3,883)	850	1,060

Net cash provided by operating activities	71,558	34,726	27,983

Cash flows provided by (used in) investing activities:
Purchases of property, plant and equipment:
By Company and wholly-owned subsidiaries	(18,878)	(10,779)	(10,998)
By less than 100% owned subsidiaries	(4,266)	(1,705)	(1,839)
Proceeds from sale of property and equipment and other assets	14,424	4,094	3,823
Other	(369)	(440)	—

Net cash used in investing activities	(9,089)	(8,830)	(9,014)

Cash flows provided by (used in) financing activities:
Proceeds from (payments of) short-term debt — net	(5,672)	8,792	(3,859)
Issuance of floating rate senior and 8 7/8% senior subordinated notes	—	325,810	—
Repurchase of 10 3/4% and 11 1/8% notes	—	(323,393)	—
Issuance costs of senior notes, convertible preferred stock and senior credit facility	—	(8,055)	(14,383)
Payments of other long-term obligations — net	(1,285)	(918)	(3,863)
Retirement of 8 7/8% senior subordinated notes	(30,075)	—	—
Net payments of senior credit facility	—	—	(95,918)
Proceeds from issuance of convertible preferred stock	—	—	106,000
Other, net	3,230	960	600

Net cash provided by (used in) financing activities	(33,802)	3,196	(11,423)

Effect of exchange rate changes on cash and cash equivalents	403	(2,238)	(727)

Net increase in cash and cash equivalents	29,070	26,854	6,819
Cash and cash equivalents, beginning of year	56,378	29,524	22,705

Cash and cash equivalents, end of year	$85,448	56,378	29,524

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$28,420	32,593	42,157

Cash paid during the year for income taxes, net	$16,280	11,016	12,377

Non-cash transactions:
Non-cash transactions are described in Notes 3 and 15.

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006 and 2005

Dollars and Euros in thousands, except per share amounts

(1) Summary of Significant Accounting Policies

  (a)
  General Business

          The principal activity of Samsonite Corporation and subsidiaries (the "Company") is the manufacture and distribution of luggage, business and computer bags, outdoor and casual bags, and travel-related products throughout the world, primarily under the Samsonite® and American Tourister® brand names and other owned and licensed brand names. The principal luggage customers of the Company are department/specialty retail stores, mass merchants, catalog showrooms and warehouse clubs. The Company also sells its luggage, casual bags, business cases and other products through its Company-operated stores.

  (b)
  Principles of Consolidation

          The consolidated financial statements include the financial statements of Samsonite Corporation and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's foreign subsidiaries have fiscal year ends of December 31 and the results are consolidated up to that date.

          Minority interests consist of other stockholders' ownership interests in majority-owned subsidiaries of the Company.

  (c)
  Use of Estimates

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

  (d)
  Cash Equivalents and Restricted Cash

          The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. As of January 31, 2006 and 2005, the Company has no restricted cash.

  (e)
  Trade Accounts Receivable and Allowances for Doubtful Accounts

          Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company's accounts receivable are net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of potential credit losses. The allowance for doubtful accounts is reviewed by management and is adjusted for factors surrounding the credit risk of specific customers, historical trends and macroeconomic considerations. The Company provides allowances against receivables from specific customers in addition to a general allowance for amounts related to unidentified losses. Returns and customer allowances are adjusted for estimates by management based upon an assessment of historical trends, relevant product life cycles, information from customers, and specific promotional activities related to current sales activity. In the event that actual losses differ from the Company's estimates, or there is an increase in exposure relating to sales to specific customers, results of future periods may be impacted.

          With respect to trade receivables, concentration of credit risk is limited due to the diversity in the Company's customer base and geographic areas covered by the Company's operations.

  (f)
  Inventories

          The Company values inventories at the lower of cost generally using the first-in, first-out ("FIFO") method, or market. The Company writes down the cost of excess, slow moving and obsolete inventory to estimated net realizable value. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

          The Company recorded incremental obsolescence provisions of approximately $3,900 for both fiscal 2006 and 2005 in connection with initiatives undertaken to reduce the number of its worldwide inventory SKU's (stock keeping units) and the anticipated requirement to heavily discount certain inventories in order to achieve the inventory reduction goals.

  (g)
  Impairment of Long-lived Assets and Assets to be Disposed Of

          Property, plant and equipment and other long-lived assets, including amortizable intangible assets, capital leases, long-term prepaid assets and other long-lived assets held and used, are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. Recoverability is tested by comparing expected undiscounted cash flows from the long-lived asset or group of long-lived assets to the carrying value of the asset(s); if the undiscounted cash flows are less than the carrying value, an impairment loss is recorded to write-down the carrying value to estimated fair value. Fair value is estimated based on the best information available: quoted market prices, estimated prices for similar assets, or valuation techniques such as discounted cash flow models.

          Assets to be disposed of are separately presented in the Consolidated Balance Sheets and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated.

  (h)
  Property, Plant and Equipment

          Property, plant and equipment acquired subsequent to the adoption of fresh-start reporting in 1993 are stated at cost. In connection with the adoption of fresh-start reporting at June 30, 1993, the Company was required to adjust property, plant and equipment to fair value. Assets under capital leases are stated at the present value of the future minimum lease payments. Improvements which extend the life of an asset are capitalized. Maintenance and repair costs are expensed as incurred.

          Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets as follows:

Buildings	10 to 50 years
Machinery, equipment and other	4 to 13 years
Computer software	3 to 10 years
Leasehold improvements	3 to 48 years
  (i)
  Intangible Assets

          Intangible assets consist of goodwill, tradenames, licenses, patents, leasehold rights and other intangible assets. Intangible assets which are considered to have an indefinite life are not amortized but are tested for impairment at least annually or more frequently if events or circumstances indicate that the asset may be impaired. In connection with the adoption of fresh-start reporting at June 30, 1993, the Company was required to adjust intangible assets to fair value.

          Intangible assets which have a finite life are amortized over their estimated useful lives as follows:

Patents, trademarks and other	4 to 18 years
Leasehold rights	5 years

          Intangible assets having a finite life are tested for impairment whenever events or circumstances indicate that the asset may be impaired.

  (j)
  Debt Issuance Costs

          Costs incurred in connection with the issuance of new debt instruments are deferred and included in other assets. Such costs are amortized as additional interest expense over the term of the related debt obligation or charged to other expense on a pro-rata basis as the related debt is retired.

  (k)
  Per Share Data

          The Company computes both "basic" and "diluted" earnings per share information for inclusion in the consolidated financial statements. Basic earnings per share is computed by dividing net income (loss) to common stockholders by the weighted average number of common shares outstanding. For periods that have income available to common stockholders, diluted earnings per share is calculated by dividing net income before preferred stock dividends by the weighted average number of common shares outstanding increased for the potentially dilutive common shares issuable for stock options, warrants and convertible preferred stock.

          Loss per share — basic and diluted for the years ended January 31, 2006, 2005 and 2004 is computed based on the weighted average number of shares of common stock outstanding during the period of 226,587,304, 224,764,006 and 122,842,078, respectively. Basic loss per share and loss per share-assuming dilution are the same for the years ended January 31, 2006, 2005 and 2004 because the net loss to common stockholders causes potentially dilutive common shares to be antidilutive.

          Antidilutive common stock equivalents include: options to purchase 69,975,758, 55,242,713 and 1,738,300 shares of common stock at January 31, 2006, 2005 and 2004, respectively; outstanding warrants to purchase approximately 15,515,892 million shares of common stock at an exercise price of $0.75 per share at January 31, 2006, 2005 and 2004; warrants to purchase 828,356 shares of common stock at an exercise price of $13.02 per share at January 31, 2006, 2005 and 2004, and preferred stock convertible into 461,861,317 shares, 413,349,524 shares and 396,337,121 at January 31, 2006, 2005 and 2004, respectively.

  (l)
  Derivative Financial Instruments

          The Company accounts for derivative financial instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and its corresponding amendments under SFAS No. 138 and SFAS 149. SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them in the consolidated balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period.

          The Company periodically enters into derivative transactions to hedge interest rates on floating rate debt obligations and forecasted foreign currency transactions. These derivatives are classified as cash flow hedges. The Company also enters into derivative transactions to reduce exposure to the effect of exchange rates on the earnings of foreign operations (primarily the effect of changes in the euro exchange rate on the results of the Company's significant European operations). These derivative transactions to hedge the effect of exchange rates on foreign earnings are not allowed hedge accounting treatment under SFAS 133 or under SFAS 52; therefore, the Company records these instruments at fair value and recognizes realized and unrealized gains and losses in Other Income (Expense) — Net.

          Net gains or losses on interest rate hedges are recorded in interest expense when reclassified to earnings. Net gains or losses on hedges of forecasted foreign currency transactions are reclassified to revenues or cost of sales depending on the type of transaction being hedged and are reclassified from other comprehensive income as the underlying hedged transactions occur. At January 31, 2006, cash flow hedges for forecasted foreign currency transactions extend until October 2006. The estimated amount of net gains from foreign currency hedges expected to be reclassified into earnings within the next 12 months is $522. The amount ultimately reclassified into earnings will be dependent on the effect of changes in interest rates and currency exchange rates as derivative agreements mature. The Company did not enter into any interest rate hedges during the years ended January 31, 2006, 2005 and 2004.

  (m)
  Foreign Currency Translation, Exchange Risk and Financial Instruments

          The accounts of the Company's foreign subsidiaries and affiliates are measured using the local currency as the functional currency. For those operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from results of operations and accumulated as a separate component (foreign currency translation adjustment) of stockholders' deficit. Gains and losses from foreign currency transactions as a result of operating activities are included in cost of sales and general and administrative expenses; gains or losses from intercompany payables and denominated in foreign currencies are included in Other Income (Expense) — Net.

          The Company has designated the principal balance of €100,000 ($121,520 at January 31, 2006) of its senior floating rate notes as a hedge of the foreign currency exposure related to the investment in its European operations. For the year ended January 31, 2006, an exchange gain of $8,830 from the translation of these notes to U.S. dollars was included in the foreign currency translation adjustment.

  (n)
  Revenue Recognition

          Revenues from wholesale product sales are recognized when (i) evidence of a sales arrangement at a fixed and determinable price exists (usually in the form of a sales order), (ii) collectibility is reasonably assured, and (iii) title transfers to the customer. Provisions are made for estimates of markdown allowances, warranties, returns and discounts at the time product sales are recognized. Shipping terms are predominately FOB shipping point (title transfers to the customer at our shipping location) except in certain Asian countries where title transfers upon delivery to the customer. In all cases, sales are recognized upon transfer of title to customers. Revenues from retail sales are recognized at the point-of-sale to consumers.

          The Company licenses its brand names to certain unrelated third parties as well as certain foreign subsidiaries and joint ventures. Net sales include royalties earned and sales of licenses to third parties of $16,564, $19,901 and $22,041, for the years ended January 31, 2006, 2005 and 2004, respectively.

  (o)
  Stock Based Compensation

          As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB 25," and discloses the effect on net income (loss) and earnings (loss) per share as if the Company had applied the fair value recognition provisions of SFAS 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price and, for certain options where the ultimate number of shares issued under the grant is not fixed, compensation expense is variable and remeasured based on the fair value of the Company's stock at the end of each fiscal quarter.

          The following table illustrates the pro forma effect of expensing stock options under the fair value recognition provisions of SFAS 123.

	Years ended January 31,
	2006	2005	2004
		(restated)	(restated)
Net loss to common stockholders, as reported	$(1,510)	(23,381)	(28,304)
Add stock-based compensation expense	5,497	4,031	—
Deduct stock-based compensation expense determined under fair value method	(7,523)	(4,746)	(293)

Pro forma net loss to common stockholders	$(3,536)	(24,096)	(28,597)

Net loss to common stockholders per share — basic and diluted:
As reported	$(0.01)	(0.10)	(0.23)

Pro forma	$(0.02)	(0.11)	(0.23)

          The fair value of each option grant in 2006 and 2005 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in the year ended January 31, 2006 and 2005: no dividend yield; volatility of 52%; weighted-average risk-free interest rate of 3.24% to 3.75%; and weighted average expected life of 4.5 years. There were no options granted in fiscal 2004.

  (p)
  Advertising Expense

          Costs for producing media advertising are deferred until the related advertising appears in print or television media, at which time such costs are expensed. Other advertising costs are expensed as incurred. Cooperative advertising costs associated with customer support programs giving the Company an identifiable advertising benefit equal to at least the amount of the advertising allowance are accrued and charged to selling, general and administrative expenses when the related revenues are recognized. Cooperative advertising expense was approximately $24,779, $21,149 and $17,541 during the years ended January 31, 2006, 2005 and 2004, respectively. Advertising expense (including cooperative advertising) was approximately $63,600, $50,600 and $37,000 during the years ended January 31, 2006, 2005 and 2004, respectively. Promotional expense (including catalog development, trade fairs, sales samples, brochure inserts and point of display materials) was approximately $7,100, $6,700 and $5,300 during the years ended January 31, 2006, 2005 and 2004, respectively. From time to time, the Company offers various types of incentive arrangements such as cash or payment discounts, rebates or free products. All such incentive arrangements are accrued and charged to reduce reported revenues when incurred.

(q)
Reclassifications

          Certain reclassifications were made to the consolidated financial statements for prior periods to conform to the January 31, 2006 presentation. Such reclassifications include the reclassification of gains or losses from foreign currency transactions related to transactions made in the ordinary course of business to cost of sales and selling, general and administrative expenses for all periods presented for all segments. For the year ended January 31, 2005, this reclassification decreased previously reported amounts for consolidated cost of sales by $712, decreased selling, general and administrative costs by $19, and increased other expense by $731. For the year ended January 31, 2004, this reclassification increased previously reported amounts for cost of sales by $2,035 and decreased other expense by $2,035.

(r)
Warranties

          The Company's warranty reserves are recorded on the consolidated balance sheet to reflect contractual liabilities relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings. An estimate for warranty expense is recorded at the time of sale based on historical warranty return rates and repair costs. The Company's warranty reserves are not significant in any given year.

(s)
Software Purchase and Development Costs

          The Company capitalizes the costs of purchased software and costs to configure, install and test software. Software assessment and evaluation, process reengineering, data conversion, training, maintenance and ongoing software support costs are expensed.

          Capitalized software is amortized over its estimated useful life, typically three to ten years. Amortization expense was $2,107, $1,514 and $1,490 in fiscal 2006, 2005 and 2004, respectively, and is included in selling, general and administrative expense. The unamortized balance of capitalized software was $3,163 and $4,355 at January 31, 2006 and 2005, respectively.

(t)
Cost of Sales and Selling, General and Administrative Expense

          The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in selling, general and administrative expenses ("SG&A"): warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold.

(u)
Income Taxes

          The Company uses the liability method for determining income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

          Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

          The Company intends to indefinitely reinvest certain earnings of our foreign subsidiaries in operations outside the U.S., and accordingly, income taxes have not been provided on such earnings. The Company does provide U.S. and additional non-U.S. taxes on earnings anticipated to be repatriated from non-U.S. subsidiaries.

          We are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Operations in these different jurisdictions are taxed on various bases. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes provided during any given year.

          Tax filings for various periods are subject to audit by tax authorities in most jurisdictions where the Company conducts business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts.

(2) Restatement of Fiscal Year 2005 and 2004 Financial Statements

          On May 3, 2006, the Company determined that the deferred tax asset valuation allowance at January 31, 2003 was understated by $5,750 because of the incorrect use of deferred tax liabilities associated with indefinite lived intangible assets to reduce the amount of valuation allowance computed for United States deferred tax assets. The error also had the effect of understating income tax expense by $649 and $804 for the years ended January 31, 2005 and 2004, respectively. The Company has corrected the error by restating its accumulated deficit as of February 1, 2003, and its consolidated statements of operations for the years ended January 31, 2005 and 2004 for the understatement of income tax expense in those periods, and restated its January 31, 2005 consolidated balance sheet for the effect of the change on deferred tax assets and deferred tax liabilities. The Company has also made certain other immaterial corrections to its income tax disclosures in Note 14.

          The following tables summarize the impact of the restatement discussed above on the previously issued consolidated balance sheet as of January 31, 2005 and the effect on the previously issued consolidated statements of operations and statements of other comprehensive loss for the years ended January 31, 2005 and 2004. The effects on previously issued quarterly financial statements for fiscal 2006 and 2005 are summarized in Note 19.

	As of January 31, 2005
	As Previously Reported	Adjustment	As Restated
Consolidated Balance Sheet
Deferred income tax asset	$12,692	(2,652)	10,040
Total assets	565,735	(2,652)	563,083
Deferred income tax liability	21,416	4,551	25,967
Total liabilities	600,943	4,551	605,494
Accumulated deficit	(530,707)	(7,203)	(537,910)
Total stockholders' deficit	(49,139)	(7,203)	(56,342)

	For the Year Ended January 31, 2005
	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Operations
Income tax expense	$(13,003)	(649)	(13,652)
Net loss	(9,049)	(649)	(9,698)
Net loss to common stockholders	(22,732)	(649)	(23,381)
Net loss per share to common stockholders — basic and diluted	(0.10)	—	(0.10)
Consolidated Statement of Comprehensive Loss:
Net loss	$(9,049)	(649)	(9,698)
Comprehensive loss	(27,516)	(649)	(28,165)
	For the Year Ended January 31, 2004
	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Operations
Income tax expense	$(10,431)	(804)	(11,235)
Net income	3,555	(804)	2,751
Net loss to common stockholders	(27,500)	(804)	(28,304)
Net loss per share to common stockholders — basic and diluted	(0.22)	(0.01)	(0.23)
Consolidated Statement of Comprehensive Income:
Net income	$3,555	(804)	2,751
Comprehensive income	26,252	(804)	25,448

(3) Refinancing, Recapitalization and Convertible Preferred Stock

  (a)
  Refinancing

          On May 21, 2004, the Company retired $14,600 of its 10 3/4% Senior Subordinated Notes (the "10 3/4% Notes") through an open market purchase at a price of 103.50% of the principal amount, and on May 25, 2004, the Company commenced an offer to purchase and consent solicitation for the purpose of retiring and refinancing the remaining principal balance of the 10 3/4% Notes of $308,300. Holders of the notes who tendered their notes prior to June 8, 2004 received a total tender offer consideration of $1.04267 per $1.00 of principal amount plus accrued and unpaid interest. Notes that remained outstanding following the expiration of the tender offer on June 8, 2004 were redeemed on July 11, 2004 at a redemption price of $1.035833 per $1.00 of principal amount plus accrued and unpaid interest.

          To refinance the 10 3/4% Notes and to pay the tender and redemption premiums, on June 9, 2004 the Company issued €100,000 ($121,520 at January 31, 2006) senior floating rate notes due 2010 and $205,000 8 7/8% senior subordinated notes due 2011. See Note 10 for a description of the senior notes and the senior subordinated notes.

          A total of $17,767 of redemption premiums, tender and consent solicitation payments, dealer-manager fees and deferred financing costs were charged to Other Income (Expense) — Net in connection with the repurchase and retirement of the 10 3/4% notes. Additionally, a total of $8,055 of deferred financing costs were incurred in connection with the issuance of the floating rate senior notes and the 8 7/8% senior subordinated notes.

  (b)
  Recapitalization and Convertible Preferred Stock

          On July 31, 2003, the Company closed a recapitalization transaction, which reduced the Company's indebtedness and retired the Company's then outstanding senior redeemable preferred stock. As part of the recapitalization, new investors purchased at par for cash 106,000 shares of a new series of the Company's convertible preferred stock with an initial dividend rate of 8% and a liquidation preference of $106,000. The recapitalization provided for the holders of the existing senior redeemable preferred stock to exchange their preferred stock for either (i) a combination of the new 8% convertible preferred stock, or (ii) a combination of shares of common stock and common stock purchase warrants. Additionally, the Company's then existing bank credit facility was replaced with a new $60,000 revolving credit agreement and all outstanding amounts owed under the old senior bank credit facility were repaid. As a result of the recapitalization, all of the 281,131 outstanding shares of 13 7/8% senior redeemable preferred stock, which had an aggregate liquidation preference of $352,000 on July 31, 2003, were exchanged for 53,982 shares of new convertible preferred stock with an aggregate liquidation preference of $53,982, 204,839,751 shares of common stock, and warrants to purchase 15,515,892 shares of common stock at an exercise price of $0.75 per share expiring on July 31, 2013. All of the common stock purchase warrants were issued to one of the new investors in the 8% convertible preferred stock who also held a significant ownership position in the existing senior redeemable preferred stock. The Company used the proceeds from the sale of the new preferred stock and borrowings under the new senior credit facility to repay all amounts outstanding under the old senior credit facility, to pay fees and expenses incurred in connection with the recapitalization and to make a $5,000 contribution to its U.S. defined benefit pension plan.

          The exchange of the 13 7/8 senior redeemable preferred stock for the new convertible stock, common stock, and common stock purchase warrants was accounted for as a change within equity; accordingly, no gain or loss was recognized and the excess of the carrying value of the 13 7/8% senior redeemable preferred stock over the sum of the initial liquidation preference of the new 8% convertible preferred stock and the par value of the common stock issued was credited to additional paid-in capital in the amount of $288,832. The conversion price of the new 8% convertible preferred stock was fixed on May 1, 2003 at that day's market price of $0.42 per share. In accounting for the conversion feature of the 8% convertible preferred stock, May 1, 2003 was recognized as the commitment date. As of that date, the Company had obtained voting agreements from a majority of the then outstanding common and preferred stock to approve the recapitalization.

          At January 31, 2006 the convertible preferred stock had a liquidation preference of $193,891, including cumulative dividends in the amount of $34,900 that have accrued but have not been paid. The 8% dividend rate may increase or decrease on or after July 31, 2008 under certain conditions relating to whether accrued and owing dividends have been paid, the percentage of our outstanding voting stock held by our major stockholders and the number of non-independent members on our board of directors. In the event of a liquidation, change of control, qualified public offering of common stock, or qualified recapitalization (all as defined in the Certificate of Designation and Powers governing the terms of the convertible preferred stock), the accrual and compounding of dividends for the period up to and including the June 15, 2007 dividend payment date are deemed to have accelerated and fully accrued as of the date immediately prior to the liquidation, change of control, qualified public offering of common stock, or qualified recapitalization. The preferred stock is convertible into the Company's common stock at any time at the option of the holder at a price of $0.42 per common share. Upon a qualified public offering of common stock (as defined in the Certificate of Designation and Powers), all outstanding shares of the convertible preferred stock shall be converted automatically into the number of shares of common stock into which they are convertible immediately prior to the occurrence of the qualified public offering. At January 31, 2006, the preferred stock is convertible into approximately 462 million shares of the Company's common stock. The convertible preferred stock votes with the common stock on an as-converted basis on all matters submitted to a vote of common stockholders. If we distribute dividends to any class of securities that are junior to our convertible preferred stock (including our common stock), each holder of convertible preferred stock shall have the option to elect, in lieu of an adjustment to the convertible preferred stock conversion price, to participate in such dividend or distribution pro rata with the holders of the junior securities as if their shares of convertible preferred stock had been converted immediately before the record date for such dividend or distribution. The Company has the option to redeem the convertible preferred stock at any time after July 31, 2011 at a redemption price of $1,000 per share (as adjusted for any stock dividends, combinations, splits or recapitalizations with respect to such shares) plus all accrued and unpaid dividends.

(4) Asset Impairment and Provision for Restructuring Operations

  Fiscal 2006

          A restructuring charge was incurred in the European segment in connection with the August 31, 2005 sale of the Henin-Beaumont, France facility (the "H-B site"). The Company made cash payments to the purchaser of $9,923 and has an additional payment obligation of $1,421 in 24 months, all of which relate to the assumption by the purchaser of the Company's liability and responsibility for employee pension and social costs for the 206 employees at the H-B site. A restructuring charge of $8,666 was recorded which represents the amount of cash payment obligations less amounts previously accrued for pension and other benefit liabilities for the H-B site employees. The Company also incurred legal and consulting costs of approximately $1,171 related to the sale of the H-B site that are included in cost of sales for the year ended January 31, 2006. An asset impairment charge of $5,450 was also recorded upon the decision to sell the H-B site for the write off of the net book value of the H-B site property, plant and equipment sold to the purchaser. No additional costs are expected to be incurred during fiscal 2007 related to the sale of the H-B site. In connection with the sale, the Company agreed to purchase luggage products from the purchaser of the H-B site for a period of 24 months following the sale in the amount of €11,428 ($13,887 at January 31, 2006), approximately €3,808 ($4,627 at January 31, 2006) of the commitment was satisfied as of January 31, 2006.

          The Company also relocated its softside development center from Torhout, Belgium to its Oudenaarde, Belgium facility and eliminated the remaining positions at its Tres Cantos, Spain manufacturing facility. Each facility had been significantly downsized and restructured over the past several years. A restructuring charge of $1,389 was recorded related to severance obligations for 18 employees terminated as a result of these actions. No additional costs are expected to be incurred during fiscal 2007 related to the closure of the Torhout and Tres Cantos facilities.

          Previously accrued restructuring charges of $207 related to North American and Latin American restructuring were reversed and recorded as a credit to restructuring charges because it was determined the original restructuring was over-accrued.

  Fiscal 2005

          The Company recorded a restructuring provision of $3,390 for the closure of the Tres Cantos, Spain manufacturing plant and severance costs associated with approximately 40 positions that were eliminated. An asset impairment provision of $671 was also recorded to write-down costs related to a project to convert an idle U.S. factory to a warehouse. The Company also recorded a charge of $685 for lease termination costs related to the closure of the Nogales, Mexico production facility. Production at this facility ceased during July 2004 and the facilities were vacated during the third quarter. The Company recorded a restructuring provision of $1,788 related to severance for the elimination of approximately 96 positions in the Company's Americas operations. At January 31, 2006, these restructurings had been completed and no restructuring accruals remain.

  Fiscal 2004

          In the fourth quarter of fiscal 2004, the Company decided to close its Nogales, Mexico hardside manufacturing plant and to begin sourcing hardside products for North America from its hardside plant in India. In connection with this plant closing, the Company recorded an impairment charge for Nogales manufacturing assets of $2,658 and a restructuring provision of $1,768 related to statutory severance costs for approximately 140 positions which were eliminated. At January 31, 2006, this restructuring has been completed and no restructuring accruals remain.

          The following is a summary of restructuring accruals by segment for the three years ended January 31, 2006:

	Balance at Beginning of Year	Additions (Reversals) Net	Payments	Exchange Rate and Other	Balance at End of Year
Year ended January 31, 2006
North America
Severance and termination benefits	$872	(183)	(513)	(44)	132
Europe
Manufacturing restructuring Severance and other	88	10,056	(8,458)	(18)	1,668
Latin America
Severance and other	660	(24)	(652)	16	—

	$1,620	9,849	(9,623)	(46)	1,800

Year ended January 31, 2005
North America
Severance and termination benefits	$—	1,130	(254)	(4)	872
Europe
Manufacturing restructuring Severance and other	25	3,390	(3,334)	7	88
Latin America
Nogales, Mexico manufacturing restructuring Severance and other	1,768	658	(1,768)	2	660
Lease termination	—	685	(685)	—	—

	$1,793	5,863	(6,041)	5	1,620

Year ended January 31, 2004
Europe
Manufacturing restructuring Severance and other	$577	—	(612)	60	25
Latin America
Mexico City, Mexico manufacturing restructuring Severance and other	191	—	(186)	(5)	—
Nogales, Mexico manufacturing restructuring Severance and other	—	1,768	—	—	1,768

	$768	1,768	(798)	55	1,793

(5) Inventories

          Inventories consisted of the following at January 31, 2006 and 2005:

	January 31,
	2006	2005
Raw materials	$12,494	14,495
Work in process	2,877	3,717
Finished goods	118,312	117,931

	$133,683	136,143

(6) Assets Held for Sale

          Assets held for sale consisted of the following at January 31, 2006 and 2005:

	January 31,
	2006	2005
Denver, Colorado campus(a)	$—	11,484
Intangible assets related to apparel tradenames(b)	—	4,777
Stratford, Canada(c)	1,515	—

	$1,515	16,261

(a)
For several years, the Denver, Colorado campus facility was underutilized due to the closing of the factory and the relocation of certain functions. As a result, the campus was sold on March 15, 2005 for $14,165. Certain of the buildings were leased back for a two-year period with options to lease back for two additional one-year periods. A gain of $2,681 on the sale of the campus was deferred and is being amortized to rent expense over the two-year leaseback period.

(b)
Of the tradenames held for sale at January 31, 2005, the Company sold certain tradenames having a net book value of $2,777. The Company has determined not to sell the remaining apparel tradenames having a net book value of $2,000 and reclassified the costs related to those trademarks to intangibles subject to amortization.

(c)
The Company decided to sell its facility in Stratford, Canada and leaseback part of the facility and has classified the net book value of the facility to assets held for sale. The sale was completed in April 2006 for a sales price of approximately $6,300.

(7) Property, Plant and Equipment

          Property, plant and equipment consisted of the following at January 31, 2006 and 2005:

	January 31,
	2006	2005
Land	$6,114	6,859
Buildings	56,963	69,667
Machinery, equipment and other	118,689	143,066
Computer software	19,910	13,236

	201,676	232,828
Less accumulated depreciation and amortization	(112,576)	(134,018)

	$89,100	98,810

          Property, plant and equipment includes property and equipment under capital leases as follows at January 31, 2006 and 2005:

	January 31,
	2006	2005
Buildings	$—	1,453
Machinery, equipment and other	104	65

	104	1,518
Less accumulated amortization	(73)	(497)

	$31	1,021

(8) Intangible Assets

          Intangible assets consisted of the following at January 31, 2006 and 2005:

	2006			2005
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangibles subject to amortization
Licenses	$7,762	(7,762)	—	7,762	(7,762)	—
Patents, trademarks and other	4,949	(3,274)	1,675	2,949	(2,751)	198
Leasehold rights	2,030	(1,482)	548	2,308	(1,393)	915
Unamortized prior service cost	1,609	—	1,609	1,873	—	1,873

	16,350	(12,518)	3,832	14,892	(11,906)	2,986

Intangibles not subject to amortization
Tradenames	106,998	(22,855)	84,143	106,998	(22,855)	84,143
Goodwill	6,699	(3,016)	3,683	6,881	(3,194)	3,687

	113,697	(25,871)	87,826	113,879	(26,049)	87,830

Total	$130,047	(38,389)	91,658	128,771	(37,955)	90,816

          There were no significant acquisitions of intangible assets for the fiscal year 2006. The Company reclassified trademarks having a net book value of $2,000 to intangibles subject to amortization from assets held for sale at January 31, 2005 because the Company determined not to sell the trademarks. Changes in the exchange rate between the U.S. dollar and other foreign currencies, primarily the euro, affect the reported gross and net book value of the Company's intangible assets. During fiscal 2006, the Company recorded a decrease in intangible assets of $264 in connection with an adjustment of the Company's minimum pension liability (see Note 15).

          Amortization expense (not including impairment provisions) for intangible assets for the years ended January 31, 2006, 2005 and 2004 was $862, $2,358 and $1,293, respectively. Future amortization expense for the net carrying amount of intangible assets at January 31, 2006 is estimated to be $708 in fiscal 2007, $659 in fiscal 2008, $643 in fiscal 2009, $46 in fiscal 2010, $46 in fiscal 2011 and $459 beyond 2011.

(9) Other Assets and Long-term Receivables

          Other assets and long-term receivables consisted of the following at January 31, 2006 and 2005:

	Year ended January 31,
	2006	2005
Deferred bank and subordinated note financing costs	$7,372	10,440
Deposits	3,181	3,065
Long-term deferred tax asset	263	174
Long-term receivables	2,522	1,158
Other	61	187

	13,399	15,024
Allowance for uncollectible receivables	—	(66)

	$13,399	14,958

(10) Short-term Debt

          As of January 31, 2006 and 2005, the Company had $9,396 and $15,505, respectively, of short-term debt outstanding under unsecured foreign lines of credit. As of January 31, 2006, the weighted average interest rate on foreign short-term borrowings was 10.5%. Certain foreign subsidiaries had unused available lines of credit for working capital, discounting trade acceptances and issuing bank guaranties of approximately $67,700 as of January 31, 2006; however, the terms of the Company's senior credit facility and senior subordinated notes limit additional amounts which could be borrowed under such foreign credit facilities.

(11) Long-term Obligations

          Long-term obligations represent long-term debt and capital lease obligations as follows at January 31, 2006 and 2005:

	January 31,
	2006	2005
Senior credit facility(a)	$—	—
Floating rate senior notes(b)	121,520	130,350
8 7/8% senior subordinated notes(b)	174,925	205,000
Other obligations(c)	1,348	2,773
Capital lease obligations(d)	39	718

	297,832	338,841
Less current installments	(1,048)	(1,792)

	$296,784	337,049

  (a)
  Senior Credit Facility

          The Company's Senior Credit Facility consists of a multi currency revolving credit facility allocated to Samsonite Corporation and Samsonite Europe N.V. in the amounts of $35,000 and €22,026 ($26,766 as of January 31, 2006), respectively. The revolving credit facility matures on July 31, 2007.

          The U.S. portion of the revolving credit facility is a borrowing base facility under which borrowings are limited to a percentage of eligible U.S. inventory and accounts receivable up to a maximum of $35,000. At January 31, 2006, $35,000 of this portion of the facility was available for borrowing; the Company had $4,595 of letters of credit outstanding under the U.S. portion of the revolving credit facility which reduced the net availability on the U.S. facility to $30,405. Borrowing availability under the European portion of the revolving credit facility is determined monthly based upon a ratio of European debt to European earnings before interest, taxes, depreciation and amortization. At January 31, 2006, the entire European facility was available.

          Borrowings under the revolving credit facility accrue interest at rates adjusted periodically depending on the Company's financial performance as measured each fiscal quarter and interest rate market conditions. Additionally, the Company is required to pay a commitment fee of from 0.25% to 0.50% (depending on the Company's financial performance) on the unused portion of the revolving credit facility.

          The obligations under the U.S. portion of the revolving credit facility are secured by, among other things, the Company's domestic real and personal property, guaranties from certain of its domestic subsidiaries, pledges of 100% of the capital stock of certain of its domestic subsidiaries, pledges of 66% of the capital stock of certain of its foreign subsidiaries and the personal property of certain of its domestic subsidiaries. The obligations under the European portion of the revolving credit facility are secured by, among other things, the collateral and guaranties securing the U.S. portion of the revolving credit facility and pledges of 100% of the capital stock of the Company's European affiliates, S.C. Denmark ApS and SC International Holdings C.V.

          The revolving credit facility contains financial and other covenants that, among other things, limit the Company's ability to draw down the full amount of the revolving credit facility, engage in transactions with its affiliates, make acquisitions, participate in certain mergers, or make distributions or cash dividend payments to its equity holders or with respect to its subordinated debt. The Company was in compliance with such covenants as of January 31, 2006.

  (b)
  Senior Notes and Senior Subordinated Notes

          The floating rate senior notes have a principal amount of €100.0 million ($121,520 at January 31, 2006) and are due June 1, 2010. Interest is payable quarterly on March 1, June 1, September 1 and December 1 of each year at Euribor plus 4.375%. At January 31, 2006, interest was payable on the floating senior rate notes at 6.848%. The notes are redeemable on or after June 1, 2006 at redemption prices ranging from 102.0% to 100.0% of the principal amount depending on the redemption date, plus accrued interest. Upon a change of control of the Company as defined in the indenture, the Company must make an offer to redeem the notes at 101.0% of the principal amount, plus accrued interest. The floating rate notes are unsecured and rank equally with all existing and future senior debt.

          The 8 7/8% senior subordinated notes are due June 1, 2011. Interest is payable semi-annually on June 1 and December 1 of each year. The 8 7/8% notes are redeemable on or after June 1, 2008 at redemption prices ranging from 104.438% to 100.0% of the principal amount depending on the redemption date, plus accrued interest. Upon a change of control as defined in the indenture, the Company must make an offer to redeem the notes at 101.0% of the principal amount, plus accrued interest. The 8 7/8% notes are unsecured and rank subordinate to existing and future senior debt, including indebtedness under the senior credit facility, and rank equally with existing and future senior subordinated debt.

          The indentures under which the floating rate senior notes and the 8 7/8% senior subordinated notes were issued contain covenants that, among other things, restrict the ability of the Company and its restricted subsidiaries (as defined in the indenture) to incur indebtedness, pay dividends and make certain other distributions, issue capital stock, make investments, repurchase stock, create liens, enter into transactions with affiliates, create dividend or other payment restrictions affecting restricted subsidiaries, merge or consolidate, and transfer or sell assets. The Company was in compliance with such covenants as of January 31, 2006.

  (c)
  Other Obligations

          As of January 31, 2006, other obligations consist of various notes payable to banks by foreign subsidiaries. The obligations bear interest at varying rates and mature through 2006.

  (d)
  Leases and Debt Maturities

          Future minimum payments under non-cancelable capital leases, which relate primarily to property and equipment, and non-cancelable operating leases, primarily for retail floor space rental, at January 31, 2006 were as follows:

	Capital leases	Operating leases
Year ending January 31:
2007	$34	22,565
2008	6	14,759
2009	—	9,956
2010	—	7,136
2011	—	5,299
Thereafter	—	9,822

Total minimum lease payments	40	69,537

Less amount representing interest	(1)

Present value of net minimum capital lease payments	39
Less current installments of minimum capital lease payments	(23)

Long-term obligations under capital leases, excluding current installments	$16

          Rental expense under cancelable and non-cancelable operating leases consisted of the following:

	Year ended January 31,
	2006	2005	2004
Minimum rentals	$27,402	25,727	20,116
Contingent rentals	839	767	647

	$28,241	26,494	20,763

          Aggregate maturities of long-term obligations, including capital leases, at January 31, 2006 were as follows:

Year ending January 31:
2007	$1,048
2008	274
2009	65
2010	—
2011	121,520
Beyond	174,925

Total	$297,832

          The Company's lease obligations primarily consist of non-cancelable leases of office, warehouse and retail store space and equipment. Certain of the leases are renewable at the Company's option. Certain of the leases provide for additional rent payments based on a percentage of sales. Certain of the leases also contain rent escalation clauses that require additional rents in later years of the lease term, which are recognized on a straight-line basis over the lease term.

(12) Other Long-Term Liabilities

          Other long-term liabilities consisted of the following at January 31, 2006 and 2005:

	January 31
	2006	2005
Pension benefits under defined benefit plans	$54,646	42,414
U.S. post-retirement health plan	19,567	19,642
Accrued stock compensation	4,312	2,822
Other	8,437	7,853

	$86,962	72,731

(13) Stock Options and Stock Purchase Warrants

          The Company's equity compensation plans described below have been approved by the Company's security holders.

  1995 and 1999 Stock Option and Incentive Award Plans

          The 1995 Stock Option and Incentive Award Plan (as Amended in 1996) ("the 1995 Plan") reserves 2,550,000 shares for the issuance of options as determined by the compensation committee of the Board of Directors, but pursuant to its terms no further options may be granted under such plan after October 18, 2005. The 1995 Plan provides for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards or other forms of awards consistent with the purposes of the 1995 Plan. Incentive stock options must be issued at exercise prices no less than the market value of the common stock at the date of the grant. Nonqualified stock options may be granted at option prices at or below the market value, but not at less than 50% of the market value of the common stock at the date of the grant. Options granted under the 1995 Plan may vest over a period of not more than ten years as determined by the compensation committee. At January 31, 2006, all awards under the 1995 Plan were nonqualified stock options.

          The FY 1999 Stock Option and Incentive Award Plan (the "1999 Plan") has 95 million shares reserved for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options and shares issued under deferred compensation plans, stock appreciation rights, restricted stock awards or other forms of awards consistent with the purposes of the 1999 Plan. As of January 31, 2006, awards under the 1999 Plan were for either nonqualified stock options or for deferred compensation arrangements.

          The Company has issued different types of stock-based compensation awards including in-the-money options, at-the-money options, and deferred compensation awards payable in shares of common stock or cash at the Company's discretion. The vesting of certain of the options was subject to performance criteria, all of which have been satisfied. Stock options granted at fixed in the-money or at-the-money strike prices and options with performance criteria that have been satisfied, are accounted for by recognizing their intrinsic value as stock compensation expense and crediting additional paid-in capital over the vesting period of the options. Stock options with performance criteria were accounted for as variable awards with the intrinsic value measured based on the current market price for the Company's common stock each reporting period and recognized over the vesting period as stock compensation expense and additional paid-in capital. The intrinsic value of the deferred compensation awards varies based on the current market value of the Company's common stock; therefore, these awards are accounted for as variable awards with the intrinsic value measured based on the current market price for the Company's common stock each reporting period and recognized over the vesting period as compensation expense and accrued liabilities because the awards may be payable in cash or the Company's common stock, at the Company's discretion.

          Compensation expense related to stock options and deferred compensation awards of $5,497 and $4,031 was recognized for the year ended January 31, 2006 and 2005, respectively. Amounts credited to additional paid in capital and accrued liabilities were $4,007 and $1,490, and $1,209 and $2,822, respectively, during the years ended January 31, 2006 and 2005, respectively. At January 31, 2006, the Company has unrecognized fixed compensation expense related to stock options of $2,958 and unrecognized compensation related to deferred compensation awards of up to $2,051.

  Stock Option Summary

          A summary of stock option award activity follows:

	Year ended January 31,
	2006		2005		2004
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	55,242,713	$0.66	1,738,300	$6.35	1,824,952	$6.44
Granted	39,600,000	$0.57	54,000,000	$0.53	—	—
Exercised	—	—	—	—	—	—
Cancelled	(24,866,955)	$0.60	(495,587)	$6.36	(86,652)	$7.31

Outstanding at end of year	69,975,758	$0.69	55,242,713	$0.66	1,738,300	$6.35

Options exercisable at end of year	10,744,508	$1.07	995,013	$6.46	1,105,657	$6.89

Weighted-average fair value of options granted during the year	$0.355		$0.321		$—

          The following table summarizes information about stock options outstanding at January 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.525 - $0.70	69,015,000	8.7 years	$0.62	9,915,000	$0.64
$2.62 - $10.00	960,758	3.2 years	$6.23	829,508	$6.27

Stock Warrants Outstanding

          As of January 31, 2006 the Company has warrants outstanding to purchase approximately 15,515,892 shares of common stock at an exercise price of $0.75 per share expiring on July 31, 2013 (see Note 3(b)). Also outstanding are warrants to purchase 828,356 shares of common stock at an exercise price of $13.02 per share, which are exercisable until June 2010.

(14) Income Taxes

          The Company has operations in numerous countries and its tax provision involves many complex variables, including differing tax structures from country to country and the effect of international earnings on U.S. taxation.

          Income tax expense (benefit) attributable to income (loss) from operations consists of:

	Current	Deferred	Total
Year ended January 31, 2006:
U.S. federal	$634	(1,118)	(484)
Foreign	18,002	(641)	17,361
U.S. state and local	(643)	282	(361)

	$17,993	(1,477)	16,516

Year ended January 31, 2005 (restated):
U.S. federal	$—	629	629
Foreign	13,869	(875)	12,994
U.S. state and local	9	20	29

	$13,878	(226)	13,652

Year ended January 31, 2004 (restated):
U.S. federal	$—	2,548	2,548
Foreign	12,470	(2,039)	10,431
U.S. state and local	—	(1,744)	(1,744)

	$12,470	(1,235)	11,235

          Components of income (loss) from operations before income taxes and minority interest are as follows:

	Year ended January 31,
	2006	2005	2004
United States	$(3,869)	(28,671)	(13,046)
Other countries	38,588	36,146	29,580

Total	$34,719	7,475	16,534

          Income tax expense (benefit) attributable to income (loss) before income taxes and minority interest differed from the amounts computed by applying the U.S. federal income tax rate of 35% for fiscal 2006, 2005 and 2004 as a result of the following:

	Year ended January 31,
	2006	2005	2004
		(restated)	(restated)
Computed "expected" tax expense	$12,152	2,616	5,787
Increase (decrease) in taxes resulting from:
Tax rate differential on foreign earnings	(3,485)	3,956	4,419
Tax effect of foreign dividends	301	—	2,260
Tax effect of subpart F income	6,872	4,482	3,691
Foreign tax on US income	(410)	(534)	(497)
Valuation reserve adjustment	188	3,081	(3,847)
State taxes	693	(493)	(182)
Adjustment of reserves related to prior years' tax provision	(652)	—	—
Non-deductible stock compensation	1,058	265	—
Other, net	(201)	279	(396)

Income tax expense	$16,516	13,652	11,235

          The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability are presented below:

	January 31,
	2006	2005
		(restated)
Deferred tax assets:
Allowance for doubtful accounts	$2,083	2,503
Inventory	2,251	2,985
Other accruals and reserves	14,552	12,338
Plant, equipment and intangibles	8,204	8,161
Post-retirement benefits	7,539	7,530
Pension	20,061	15,070
Net operating loss and minimum tax credit carryforwards	64,097	68,420

Total gross deferred tax assets	118,787	117,007
Less valuation allowance	(86,170)	(82,337)

Deferred tax assets, net of valuation allowance	32,617	34,670

Deferred tax liabilities:
Plant, equipment and intangibles due to fresh start accounting	28,060	32,039
Plant and equipment, due to differences in depreciation methods	7,883	9,264
Intangible assets	6,366	5,620
Other	4,290	3,500

Total gross deferred tax liabilities	46,599	50,423

Net deferred tax liability	$13,982	15,753

          The components of the net current deferred tax asset and net non-current deferred tax liability were as follows:

	January 31,
	2006	2005
		(restated)
Net current deferred tax asset:
U.S. federal	$2,345	2,091
Foreign	5,892	7,740
U.S. state and local	415	209

	8,652	10,040

Net non-current deferred tax asset:
U.S. federal	—	—
Foreign	263	174
U.S. state and local	—	—

	263	174

Net non-current deferred tax liability:
U.S. federal	(7,774)	(8,639)
Foreign	(13,771)	(16,464)
U.S. state and local	(1,352)	(864)

	(22,897)	(25,967)

Net deferred tax liability	$(13,982)	(15,753)

          Valuation allowance.    The valuation allowance increased by a net amount of $3,833 during the year ended January 31, 2006. The increase was due primarily to two factors, foreign valuation allowances increased by $7,341, and U.S. valuation allowances decreased by $3,508. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

          At January 31, 2006, the Company had net operating loss carryforwards of approximately $18,099 for foreign subsidiaries and approximately $136,547 for U.S. income tax purposes. U.S. net operating loss carryforwards expire at various dates through 2025 in accordance with the table below. In fiscal 2000 and in fiscal 2004, the Company experienced a change in ownership as defined by Section 382 of the Internal Revenue Code. Consequently, utilization of the net operating loss carryforwards is generally subject to an annual limitation of approximately $13,889, as adjusted for unused annual limitations. The U.S. net operating loss carryforwards expire as follows:

Expiring January 31,	Amount
2019	$5,994
2020	32,918
2022	44,827
2023	19,272
2024	22,267
2025	11,269

$136,547

          Deferred income taxes have been provided on undistributed earnings of foreign subsidiaries to the extent that management plans to remit these earnings in the future. Undistributed earnings of foreign subsidiaries and affiliates that are permanently invested, and for which no deferred taxes have been provided, amounted to approximately $16,700 and $7,082 as of January 31, 2006 and 2005, respectively. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, net operating losses or tax credits may be available to reduce a portion of the U.S. liability.

(15) Pension and Other Employee Benefits

          The Company and certain subsidiaries have pension plans and post retirement health benefit plans which provide retirement benefits for eligible employees, generally measured by length of service, compensation and other factors. The measurement date for the Company's pension and post-retirement plan accounting is December 31. The following tables provide combined information relevant to the Company's pension and other employee benefit plans:

	Pension Benefits		Post Retirement Benefits
	Year Ended January 31,
	2006	2005	2006	2005
Change in Benefit Obligation
Benefit obligation at beginning of year	$224,522	206,024	15,367	14,905
Service cost	1,769	1,572	470	404
Interest cost	12,482	12,389	853	853
Plan participants' contributions	—	—	1,141	1,030
Amendments	—	—	—	56
Actuarial (gain)/loss	7,590	21,349	1,047	(325)
Benefits paid	(16,946)	(16,814)	(2,011)	(1,571)
Translation adjustment	67	2	8	15

Benefit obligations at end of year	$229,484	224,522	16,875	15,367

	Pension Benefits		Post Retirement Benefits
	Year Ended January 31,
	2006	2005	2006	2005
Change in Plan Assets
Fair value of plan assets at beginning of year	$177,061	178,875	—	—
Actual return on plan assets	6,680	14,986	—	—
Employer contributions	237	228	870	541
Plan participants' contributions	—	—	1,141	1,030
Mexican plan termination	—	(215)	—	—
Translation adjustment	59	1	—	—
Benefits paid	(16,946)	(16,814)	(2,011)	(1,571)

Fair value of plan assets at end of year	167,091	177,061	—	—

Funded status	(62,393)	(47,461)	(16,875)	(15,367)
Unrecognized net obligation loss	72	73	—	—
Unrecognized net actuarial (gain) loss	56,481	47,046	(1,585)	(2,902)
Unrecognized prior service cost (credit)	1,632	1,897	(1,107)	(1,373)
Contribution made between measurement date and fiscal year end	2,500	—	—

Prepaid (accrued) benefit cost	(1,708)	1,555	(19,567)	(19,642)
Minimum liability adjustments	(52,938)	(43,969)	—	—

Net amount recognized	$(54,646)	(42,414)	(19,567)	(19,642)

Weighted average assumptions used to determine benefit obligations
Discount rate	5.5%	5.75%	5.5%	5.75%
Rate of compensation increase	3.5%	3.5%	N/A	N/A
Weighted average assumptions used to determine net periodic benefit cost
Discount rate	5.75%	6.25%	5.75%	6.25%
Expected long-term rate of return on assets	8.25%	8.25%	N/A	N/A
Rate of compensation increase	3.5%	3.5%	N/A	N/A

          For post-retirement benefit measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2006. The rate was assumed to decrease gradually to 5.0% for fiscal 2010 and remain at that level thereafter.

	Pension Benefits		Post Retirement Benefits
	Year Ended January 31,
	2006	2005	2006	2005
Components of Net Periodic Benefit Costs
Service cost	$1,769	1,572	470	404
Interest cost	12,482	12,389	853	853
Expected return on plan assets	(13,395)	(14,081)	—	—
Amortization of prior service cost	267	270	(270)	(270)
Recognized net actuarial (gain) loss	4,866	2,567	(273)	(318)

Total net periodic benefit cost	$5,989	2,717	780	669

          Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on January 31, 2006 amounts:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$179	(145)
Effect on post-retirement benefit obligation	$2,030	(1,668)

          The estimated accumulated benefit obligation (the actuarial present value of benefits attributed to employee service and compensation levels prior to the measurement date without considering future compensation levels), commonly referred to as the "ABO", exceeded the fair value of plan assets at December 31, 2005, 2004 and 2003 by $56,907, $42,170 and $21,994, respectively. The result of this increase (decrease) in the ABO was a charge (credit) to other comprehensive income (loss) of $9,233, $17,771 and $(7,004), for the years ended January 31, 2006, 2005 and 2004, respectively. Because these adjustments were non-cash, their effect has been excluded from the accompanying Consolidated Statements of Cash Flows.

          For pension plans with accumulated obligations in excess of plan assets at January 31, 2006, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $228,058, $222,770 and $165,840, and $223,224, $218,105 and $175,911, as of January 31, 2006 and 2005, respectively.

          For pension plans with assets in excess of accumulated obligations at January 31, 2006, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $1,426, $1,227 and $1,250, and $1,298, $1,126 and $1,150, as of January 31, 2006 and 2005, respectively.

          The plan assets were invested in the following major asset categories:

	Percentage of Plan Assets at December 31, 2005	Percentage of Plan Assets at December 31, 2004	Target Allocation for fiscal year 2007
Equity Securities	67%	72%	60 - 70%
Fixed Income	33%	28%	30 - 40%

Total	100%	100%	100%

          The asset allocation targets are set with the expectation that the plan's assets will fund the plan's expected liabilities with an appropriate level of risk. Expected returns, risk and correlation among asset classes are based on historical data and investment advisor input.

          The Company does not expect it will be required to contribute to its funded pension plans in fiscal 2007. The Company expects to make approximately $1,000 of benefit payments attributable to its unfunded post-retirement benefit plans during fiscal year 2007.

          The Company sponsors defined contribution plans, qualified under Section 401(k) of the Internal Revenue Code, which are offered to certain groups of U.S. employees. Expense related to operations of these plans was $484, $589 and $596 for the years ended January 31, 2006, 2005 and 2004, respectively. The plans do not have significant liabilities other than benefit obligations.

          The pension and post-retirement benefits expected to be paid in each year from fiscal 2007 - 2011 are $18,637, $17,373, $17,347, $17,258 and $17,231, respectively. The aggregate benefits expected to be paid in the five years from 2012-2016 are $88,076. The expected benefits to be paid are based on the same assumptions used to measure the Company's benefit obligation at December 31, 2005 and include estimated future employee service.

(16) Disclosures About Fair Value of Financial Instruments

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and Cash Equivalents, Trade Receivables, Accounts Payable, Short-term Debt, and Accrued Expenses

          The carrying amount approximates fair value because of the short maturity or duration of these instruments.

  Senior Subordinated Notes

          The Company estimates that the fair value of the 8 7/8% Notes at January 31, 2006 approximates $184,983 based on inter-dealer transactions which were priced at approximately $105.75 per $100.00 of principal.

  Senior Notes, Senior Credit Facility and Other Long-term Obligations

          The carrying value approximates the fair value of these instruments, which primarily have floating interest rates that are fixed for periods not exceeding six months.

  Foreign Currency Forward Delivery Contracts

          The fair value of foreign currency forward delivery contracts is estimated by reference to market quotations received from banks. At January 31, 2006 and 2005, the contract value of foreign currency forward delivery agreements outstanding was approximately $34,155 and $132,970, respectively. The settlement value of these instruments at that date was approximately $35,122 and $129,799, respectively.

  Limitations

          Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(17) Litigation, Commitments and Contingencies

  Litigation

          The Company is a party to legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

  Union Agreements

          Union membership in the Company's European manufacturing plants varies from country to country and is not officially known. However, it is probable that most of the workers are affiliated with a union. Most European union contracts have a one-year term. In the United States, approximately 100 employees are unionized under a contract renewed every three years and which was last renewed April 2005.

  Agreement with Pension Benefit Guaranty Corporation ("PBGC")

          In connection with the recapitalization referred to in Note 3, the Company entered into an agreement with the PBGC granting them an equal and ratable lien in the pledged assets under the

Senior Credit Facility along with the lender under the Senior Credit Facility in the amount of $17,300. If the Company were to refinance its senior credit facility in the future and increase the size of the facility, the agreement requires that the PBGC lien be increased by an amount determined under a formula considering the amount of the Company's unfunded pension liability under the Plan and the amount of the increase in the size of the facility. Other provisions of the agreement restrict the transfers of assets outside of the ordinary course of business and the maintenance of certain funding amounts of the Plan; the Company is in compliance with these requirements at January 31, 2006.

          The agreement will expire upon (a) the Company obtaining investment grade status on its senior unsecured debt, (b) the date the Plan has no unfunded benefit liabilities for two consecutive plan years, (c) the date on which the Company becomes part of a controlled group whose debt has investment grade status, or (d) the date the Plan is successfully terminated, but in the case of (a) or (b), no earlier than December 31, 2008.

(18) Other Income (Expense) — Net

          Other income (expense) — net consisted of the following:

	Year ended January 31,
	2006	2005	2004
Net gain (loss) from foreign currency forward delivery contracts	$1,239	387	(514)
Gain (loss) on disposition of fixed assets, net	(128)	819	(107)
Foreign currency transaction gains (losses)(a)	(507)	525	2,035
Pension expense(b)	(2,813)	(2,780)	(1,781)
Redemption premium and expenses on retirement of senior subordinated notes	(2,670)	(17,767)	(5,836)
Due diligence costs for uncompleted potential acquisitions	(2,821)	(671)	—
Other, net	(2,172)	(4,116)	(1,821)

	$(9,872)	(23,603)	(8,024)

(a)
Foreign currency transaction gains (losses) include gains or losses on intercompany advances. Foreign currency gains (losses) incurred on operational transactions are recorded in cost of sales or general and administrative expense.

(b)
Pension expense included in other income and expense relates to the actuarial determined pension expense associated with the pension plans of two companies unrelated to the Company's operations whose pension obligations were assumed by the Company as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which the Company was a part prior to 1993.

(19) Quarterly Financial Information (Unaudited)

          The following is a summary of the unaudited quarterly financial information as originally reported and as restated (see Note 2):

	Three months ended
	April 30, 2005	July 31, 2005	October 31, 2005
	(As originally reported)
Net sales	$232,358	236,540	248,686

Gross profit	$111,044	115,500	120,614

Operating income	$22,158	18,042	6,919

Net income (loss)	$7,293	2,115	(3,250)

Net income (loss) to common stockholders	$3,691	(1,552)	(6,822)

Net income (loss) per share attributable to common stockholders — basic	$0.02	(0.01)	(0.03)

Net income (loss) per share attributable to common stockholders — diluted	$0.01	(0.01)	(0.03)

	Three months ended
	April 30, 2005	July 31, 2005	October 31, 2005	January 31, 2006
	(restated)	(restated)	(restated)
Net sales	$232,358	236,540	248,686	249,302

Gross profit	$111,044	115,500	120,614	123,223

Operating income	$22,158	18,042	6,919	25,916

Net income (loss)	$7,502	2,324	(3,041)	6,536

Net income (loss) to common stockholders	$3,900	(1,343)	(6,613)	2,542

Net income (loss) per share attributable to common stockholders — basic	$0.02	(0.01)	(0.03)	0.01

Net income (loss) per share attributable to common stockholders — diluted	$0.01	(0.01)	(0.03)	—	*

*
Less than $0.01 per share

	Three months ended
	April 30, 2004	July 31, 2004	October 31, 2004	January 31, 2005
	(As originally reported)
Net sales	$200,428	224,834	234,128	243,506

Gross profit	$91,556	104,316	107,640	113,502

Operating income	$6,757	14,032	21,978	22,968

Net income (loss)	$(3,725)	(18,344)	6,170	6,850

Net income (loss) to common stockholders	$(7,055)	(21,702)	2,707	3,318

Net income (loss) per share attributable to common stockholders — basic	$(0.03)	(0.10)	0.01	0.01

Net income (loss) per share attributable to common stockholders — diluted	$(0.03)	(0.10)	0.01	—	*

*
Less than $0.01 per share

	Three months ended
	April 30, 2004	July 31, 2004	October 31, 2004	January 31, 2005
	(restated)	(restated)	(restated)	(restated)
Net sales	$200,428	224,834	234,128	243,506

Gross profit	$91,556	104,316	107,640	113,502

Operating income	$6,757	14,032	21,978	22,968

Net income (loss)	$(3,887)	(18,506)	6,008	6,687

Net income (loss) to common stockholders	$(7,217)	(21,864)	2,545	3,155

Net income (loss) per share attributable to common stockholders — basic	$(0.03)	(0.10)	0.01	0.01

Net income (loss) per share attributable to common stockholders — diluted	$(0.03)	(0.10)	0.01	—	*

*
Less than $0.01 per share

          As described in Note 2, the Company has restated its financial statements for the years ended January 31, 2005 and 2004 for the effect of an error in the calculation of the deferred tax valuation allowance. The tables above summarize restated quarterly information for the first three quarters of fiscal 2006 and each of the four quarters during fiscal 2005. The effect of the restatement was to increase income tax expense, decrease net income or increase net loss, and decrease net income to common stockholders or increase net loss to common stockholders by $209 for each of the quarters ended

April 30, 2005, July 31, 2005 and October 31, 2005 and by $162 for each of the quarters ended April 30, 2004, July 31, 2004, October 31, 2004 and January 31, 2005.

          Certain reclassifications were made to the unaudited quarterly financial information to conform to the January 31, 2006 presentation. Such reclassifications include minor amounts of foreign currency transaction gains (losses) related to operating activities from other income (expense) to cost of sales or general and administrative expenses for the three months ended July 31, 2005 and April 30, 2005 and each of the fiscal 2005 quarters.

(20) Information Concerning Business Segments

          The Company's operations consist of the manufacture and distribution of luggage, business and computer cases, outdoor casual bags, and travel-related products and licensing of the Company's brand names. Management of the business and evaluation of operating results is organized primarily along geographic lines dividing responsibility for the Company's operations as follows: (i) "Europe" which includes operations in Western and Eastern European countries; (ii) "North America", which includes operations in the United States and Canada; (iii) "Latin America", which includes operations in Mexico, Brazil, Argentina and Uruguay; (iv) "Asia", which includes operations in India, China, Singapore, South Korea, Taiwan, Malaysia and Japan; and (v) "Other" which primarily includes certain licensing activities from luggage and non-luggage brand names owned by the Company and Corporate headquarters overhead.

          The Company evaluates the performance of its segments based on operating income of the respective business units. Intersegment sales prices are market based. Certain reclassifications were made to the prior periods to conform to the January 31, 2006 presentation.

          Segment information for the years ended January 31, 2006, 2005 and 2004 is as follows:

	Europe	North America	Latin America	Asia	Corporate and Other(b)	Eliminations	Totals
2006
Revenues from external customers	$417,434	363,922	41,829	127,708	15,993	—	966,886
Intersegment revenues	$2,805	97	—	15,857	—	(18,759)	—
Operating income (loss)(a)	$43,176	28,725	4,502	18,377	(21,646)	(99)	73,035
Total assets	$246,461	99,706	32,464	65,105	279,972	(156,457)	567,251
Capital expenditures	$7,743	4,456	330	4,769	5,846	—	23,144
Additions to goodwill and intangibles	$—	—	—	—	—	—	—
Depreciation, amortization and impairment of intangible assets	$10,584	3,846	340	2,382	767	—	17,919
2005
Revenues from external customers	$406,032	342,985	36,092	99,015	18,772	—	902,896
Intersegment revenues	$2,398	204	—	8,867	—	(11,469)	—
Operating income (loss)(a)	$42,991	16,874	2,001	16,290	(12,643)	222	65,735
Total assets	$264,795	107,739	30,842	46,444	268,720	(155,457)	563,083
Capital expenditures	$6,848	2,735	329	2,572	—	—	12,484
Additions to goodwill and intangibles	$62	—	—	378	—	—	440
Depreciation, amortization and impairment of intangible assets	$12,485	3,584	271	1,900	3,945	—	22,185
2004
Revenues from external customers	$346,090	306,572	29,510	74,148	20,131	—	776,451
Intersegment revenues	$4,618	222	—	6,758	—	(11,598)	—
Operating income(a)	$37,080	12,505	1,659	13,905	2,467	74	67,690
Total assets	$230,500	108,014	25,671	40,265	257,097	(159,659)	501,888
Capital expenditures	$8,510	3,255	181	891	—	—	12,837
Additions to goodwill and intangibles	$—	—	—	—	—	—	—
Depreciation, amortization and impairment of intangible assets	$11,207	3,942	346	1,707	3,324	—	20,526

(a)
Operating income (loss) represents net sales less operating expenses. In computing operating income (loss) none of the following items have been added or deducted: interest income, interest expense, other income (expense) — net, income taxes and minority interest.

(b)
Other Operations includes general corporate expenses.

          Long-lived assets relating to the Company's operations by geographic area is as follows:

	January 31,
	2006	2005
Property, plant and equipment, net of accumulated depreciation:
North America	$17,085	11,976
Europe	48,127	62,899
Asia	12,097	9,565
Latin America	3,411	3,320
Corporate and Other	8,380	11,050

	$89,100	98,810

	January 31,
	2006	2005
Tradenames and other intangible assets, net of accumulated amortization:
Corporate and Other	$89,573	88,360
Asia	1,159	1,497
Europe	405	602
North America	357	357
Latin America	164	—

	$91,658	90,816

          Included in Corporate and Other are the amounts recorded for goodwill, patents and trademarks related to Samsonite, American Tourister, and various apparel tradenames owned by the Company.

(21) Related Party Transactions

          The Company has entered into advisory agreements with its major stockholders, Ares Corporate Opportunities Fund, L.P., Bain Capital, Ltd., and an affiliate of Ontario Teacher's Pension Plan Board. The agreements provide that the Company will pay each of these three parties an advisory fee of $500 per year for five years beginning July 31, 2003.

          The Company's Indian subsidiary, Samsonite Southeast Asia Pvt. Ltd., purchases raw materials from and sells certain raw materials to Tainwala Chemicals and Plastics India Ltd. ("Tainwala"). Tainwala is managed and controlled by the family of Dr. Ramesh Tainwala, the Chief Operating Officer of Samsonite Southeast Asia. Dr. Tainwala and his family own a 40% stake in the Company's Indian subsidiary. The Company purchased raw materials and capital goods from Tainwala in the amounts of $2,086, $454 and $28 during the years ended January 31, 2006, 2005 and 2004 respectively. The Company sold raw materials to Tainwala in the amounts of $932, $145 and $10 during the fiscal years ended January 31, 2006, 2005 and 2004, respectively. In addition, approximately $82, $80 and $58 was paid to entities owned by Dr. Tainwala and his family, for office space rent during the years ended January 31, 2006, 2005 and 2004, respectively.

SAMSONITE CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C		Column D	Column E	Column F
Description	Balance at Beginning of Period	Additions(a)		Transfers	Deductions(b)	Balance at End of Period
Year Ended January 31, 2006
Allowance for Trade Receivables	$8,476	327		—	(1,590)	7,213
Allowance for Long-Term Receivables	66	—		—	(66)	—
Allowance for Sales Returns*	1,021	609	*	—	—	1,630

Total	$9,563	936		—	(1,656)	8,843

Year Ended January 31, 2005
Allowance for Trade Receivables	$7,809	1,540		—	(873)	8,476
Allowance for Long-Term Receivables	521	—		—	(455)	66
Allowance for Sales Returns*	1,290	—		—	(269)*	1,021

Total	$9,620	1,540		—	(1,597)	9,563

Year Ended January 31, 2004
Allowance for Trade Receivables	$7,205	723		—	(119)	7,809
Allowance for Long-Term Receivables	788	—		—	(267)	521
Allowance for Sales Returns*	1,506	—		—	(216)*	1,290

Total	$9,499	723		—	(602)	9,620

Notes:

(a)
Amounts charged to costs and expenses.

(b)
Bad debt write-offs and charges to allowances, net of other adjustments, reclassifications and exchange rate changes.

*
Because of the manner in which the Company's systems process sales returns, the Company is not able to quantify additions and deductions, and such amounts are shown on a net basis.

PART XV: DETAILS OF THE GLOBAL OFFERING

Summary of the Global Offering

          Assuming no exercise of the over-allotment option, the selling stockholders will offer an aggregate of             Shares under the global offering, representing             per cent of our issued share capital immediately following Admission. The aggregate number of Shares to be sold by the selling stockholders is dependent on the offer price and may be higher or lower than this number. Other factors which may influence this decision include prevailing market conditions and the composition and quality of the order book for our Shares following a bookbuilding process.

          Under the global offering, we will issue    Shares, raising proceeds of approximately £             million, net of underwriting commissions.

          The exact numbers of Shares to be issued by us and to be sold by the selling stockholders will be agreed between us, Merrill Lynch International and Goldman Sachs International (on behalf of the underwriters), and the Major Stockholders following the conclusion of the bookbuilding process.

          The Shares made available under the global offering, before any exercise of the over-allotment option, represent             per cent of our expected issued ordinary share capital immediately following Admission.

          If the underwriters sell more Shares than the total number in the table set forth below under "— Underwriting arrangements", the underwriters will have an option to buy up to an additional             Shares from certain of the selling stockholders to cover such sales. They may exercise that option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange. If any Shares are purchased pursuant to this option, the underwriters will severally procure purchasers or purchase such Shares in approximately the same proportion as in the table set forth below under "— Underwriting arrangements".

          Under the global offering, Shares will be offered to certain institutional, professional and other investors. Certain restrictions that apply to the distribution of this document and the Shares being issued and sold under the global offering in jurisdictions outside the United Kingdom are described under "— Selling Restrictions" below.

          When admitted to trading, the Shares will be registered with an individual ISIN number.

Allocation and Pricing

          All Shares made available pursuant to the global offering will be payable in full at the offer price. The offer price, the number of Shares allocated and the basis of allocation are expected to be announced on or about                          , 2006. Upon accepting any such allocation, prospective investors will be contractually committed to acquire the number of Shares allocated to them at the offer price and, to the fullest extent permitted by law, will be deemed to have agreed not to exercise any rights to rescind or terminate, or otherwise withdraw from, such commitment.

          Merrill Lynch International, Goldman Sachs International and the other underwriters will solicit from prospective investors their indications of interest in acquiring Shares in the global offering. Prospective investors will be required to specify the number of Shares which they would be prepared to acquire either at specified prices or at the offer price (as finally determined). Subject to Merrill Lynch International and Goldman Sachs International determining allocations following consultation with us and the Major Stockholders, there is no minimum or maximum number of Shares which can be applied for. This process is expected to be completed by                          , 2006.

          It is currently expected that the offer price will be within the offer price range, but this range is indicative only and the offer price may be set above or below it. The initial offer price for our Shares will be determined by us, the Major Stockholders and the underwriters following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to the market valuation of companies in related businesses.

          The rights attaching to the Shares will be uniform in all respects and they will form a single class for all purposes. The Shares allocated under the global offering will be underwritten, subject to certain conditions, by Merrill Lynch International, Goldman Sachs International and the other underwriters as described under "— Underwriting arrangements" below and under "Additional Information — Underwriting Agreement" set out in paragraph 11.13 of Part XVI of this document. Allocations under the global offering will be determined at the discretion of Merrill Lynch International and Goldman Sachs International following consultation with us and the Major Stockholders. All Shares issued and Shares sold pursuant to the global offering will be issued or sold, payable in full, at the offer price.

          The U.K. stamp duty and stamp duty reserve tax treatment is described under "Additional Information — United Kingdom Taxation — Stamp duty and stamp duty reserve tax" set out in paragraph 12.2(c) of Part XVI of this document.

Stabilisation and short positions

          Until the distribution of the Shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our Shares. However, one of the joint global coordinators, as stabilising manager, or any of its agents, may engage in transactions that stabilise the price of the Shares, such as bids or purchases to peg, fix or maintain that price.

          In connection with the global offering, the underwriters may purchase and sell Shares in the open market. These transactions may include short sales, stabilising transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Shares than they are required to procure purchases for or purchase themselves in the global offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional Shares from the selling stockholders in the global offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Shares or purchasing Shares in the open market. In determining the source of Shares to close out the covered short position, the underwriters will consider, among other things, the price of Shares available for purchase in the open market as compared to the price at which they may purchase additional Shares pursuant to the over-allotment option granted to them. "Naked" short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Shares in the open market after pricing that could adversely affect investors who purchase in the global offering. Stabilising transactions consist of various bids for or purchases of Shares made by the underwriters in the open market prior to the completion of the global offering for the purpose of supporting the price of the Shares. The relevant joint global coordinator, as stabilising manager, or any of its agents, may enter into stabilising transactions but will not be under any obligation to do so. Purchases of Shares to stabilise the price or to reduce a short position may cause the price of the Shares to be higher than it might be in the open market in the absence of such purchases. The underwriters have agreed with us that any short position created by them or any of their agents as described above will not exceed             per cent of the number of Shares comprised in the global offering.

          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Shares. In addition, neither we nor any of the underwriters makes any representation that the relevant joint global coordinator, as stabilising manager, or any of its agents, will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. Such transactions may only be undertaken during the 30 calendar day period after the commencement of conditional dealings in the Shares on the London Stock Exchange. Save as required by law or regulation, neither we nor any of the underwriters intends to disclose the extent of any stabilising transactions under the global offering.

Underwriting arrangements

          Merrill Lynch International, Goldman Sachs International and the other underwriters are expected to enter into an Underwriting Agreement with us, the selling stockholders and the directors, pursuant to which they will agree, subject to certain conditions, to procure purchasers for the Shares to be sold by the selling stockholders and to procure purchasers or subscribers for the Shares to be issued by us under the global offering, or, failing which, themselves to purchase or subscribe such Shares, at the offer price.

          Merrill Lynch International and Goldman Sachs International will act as representatives of each of the underwriters named below. Subject to the terms and conditions described in the Underwriting

Agreement, the selling stockholders and we will agree to sell or issue to persons procured by the underwriters, and the underwriters severally will agree to procure such purchasers or subscribers or themselves to purchase or subscribe from the selling stockholders and us, the number of Shares listed opposite their names below. The exact numbers of Shares to be sold by the selling stockholders and to be issued by us will be agreed between us, Merrill Lynch and Goldman Sachs International (on behalf of the underwriters), and the Major Stockholders following the conclusion of the bookbuilding process.

Underwriter	Approximate Number of Shares
Merrill Lynch International
Goldman Sachs International
Morgan Stanley & Co. International Limited
UBS Limited

Total

          If the underwriters sell more Shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             Shares from certain of the selling stockholders to cover such sales. They may exercise that option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange. If any Shares are purchased pursuant to this option, the underwriters will severally procure purchasers or purchase such Shares at the offer price in approximately the same proportion as set forth in the table above.

          We have been advised by the underwriters that some of the underwriters are expected to make offers and sales both inside and outside of the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer, shall make offers and sales in the United States. Goldman Sachs International is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

          The Underwriting Agreement will also contain provisions entitling Merrill Lynch International and Goldman Sachs International on behalf of the underwriters to terminate the global offering (and the arrangements associated with it) at any time prior to Admission in certain circumstances. If this right is exercised, the global offering and these arrangements will lapse and any moneys received in respect of the global offering will be returned to applicants without interest.

          The Underwriting Agreement will provide for the underwriters to be paid commissions in respect of the Shares sold in the global offering, including any Shares sold through the exercise of the over-allotment option. Any commissions received by the underwriters may be retained, and any Shares acquired by them may be retained or dealt in, by them, for their own benefit.

          If an underwriter defaults as to up to 10 per cent of the underwriters' total commitment, the Underwriting Agreement will provide that the aggregate commitments of the non defaulting underwriters will be increased by the relevant amount and if an underwriter defaults in excess of such amount the Underwriting Agreement may be terminated.

          We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters will attempt to procure purchasers or subscribers for the Shares, when, as and if issued, subject to the satisfaction or waiver of conditions to the Underwriting Agreement including of the approval of legal matters by their counsel, and the receipt by the underwriters of certificates and legal opinions. The underwriters reserve the right to withdraw or cancel offers and to reject orders in whole or in part.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and the Major Stockholders, for which they received or will receive customary fees and expenses.

Commissions

          The underwriters propose initially to attempt to procure purchasers or subscribers for the Shares at the offer price agreed between them, us and the Major Stockholders, subject to the commissions payable to the underwriters. Any Shares sold by the underwriters to securities dealers may be sold at a discount of up to       per Share from the offer price. Any such securities dealers may resell any Shares purchased from the underwriters to certain other brokers or dealers at a discount of up to       per Share from the offer price. If all the Shares are not sold at the offer price, the joint global coordinators may change the offer price and the other selling terms.

          An aggregate commission of             per cent of the aggregate value at the offer price of the existing Shares sold in the global offering, including any sold on exercise of the over-allotment option, will be paid by the selling stockholders (apportioned between them on the basis of the number of Shares sold by each of them). An aggregate commission of     per cent of the aggregate value at the offer price of the Shares issued by us in the global offering will be paid by us.

          The following tables show the per Share and total underwriting commissions to be paid to the underwriters by the selling stockholders and by us. In the case of the selling stockholders, such amounts are shown assuming both no exercise and the full exercise of the over-allotment option. The amounts are subject to change depending on the actual number of Shares to be sold by the selling stockholders in the global offering.

	Paid by the Selling Stockholders		Paid by Samsonite
	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Per Share
Total

          The expenses of the global offering, not including the underwriting commissions, are estimated at £             million and are payable by us.

          Further details of the terms of the Underwriting Agreement are set out under "Additional Information — Underwriting Agreement" set out in paragraph 11.13 of Part XVI of this document. Certain selling and transfer restrictions are described under "— Selling Restrictions" below.

Dealing arrangements

          The global offering will be subject to the satisfaction of certain conditions to be contained in the Underwriting Agreement, which are typical for an agreement of this nature. Certain conditions are related to events which are outside our control or that of the Directors, the selling stockholders, Merrill Lynch International, Goldman Sachs International and the other underwriters. Further details of the Underwriting Agreement are described under "Additional Information — Underwriting Agreement" set out in paragraph 11.13 of Part XVI of this document.

          It is expected that Admission will take place and unconditional dealings in the Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on             , 2006. Settlement of dealings from that date will be on a three-day rolling basis. Prior to Admission, it is expected that dealings in the Shares will commence on a conditional basis on the London Stock Exchange on             , 2006. The earliest date for settlement of such dealings will be             , 2006. All dealings in the Shares prior to the commencement of unconditional dealings will be on a "conditional basis", will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned. These dates and times may be changed.

          Each investor will be required to undertake to pay the offer price for the Shares sold or issued to such investor in such manner as shall be directed by Merrill Lynch International and Goldman Sachs International.

Lock-up arrangements

          Pursuant to the Underwriting Agreement, we will agree that, subject to certain exceptions, during the period of 180 days from the date of Admission, we will not, without the prior written consent of the joint global coordinators, issue, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of, any Shares (or any interest therein or in respect thereof) or enter into any transaction with the same economic effect as any of the foregoing. The exceptions to this include the issue of Shares pursuant to the global offering and the issue of Shares pursuant to the exercise of options under share option schemes in existence on the date of Admission and described under "Additional Information — Employees' Share Schemes" set out in paragraph 9 of Part XVI this document.

          Pursuant to the Underwriting Agreement, the Major Stockholders will agree that, during the period of 180 days, and the executive Directors and our executive officers will agree that, during the period of 360 days, from the date of Admission, subject to certain exceptions, they will not, without the prior written consent of the joint global coordinators offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of any Shares (or any interest therein or in respect thereof) or enter into any transaction with the same economic effect as any of the foregoing.

          Further details of these arrangements, which are contained in the Underwriting Agreement, are described under "Additional Information — Underwriting Agreement" set out in paragraph 11.13 of Part XVI of this document.

Selling Restrictions

          The distribution of this document and the offer of Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any restrictions, including those set out in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

          Other than in the United States and the anticipated application to the Financial Services Authority for its approval of this document as a prospectus in the United Kingdom, no action has been or will be taken in any jurisdiction that would permit a public offering of the Shares, or possession or distribution of this document or any other offering material in any country or jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisement in connection with the Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any and all applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer of Shares contained in this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for any of the Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

European Economic Area

          In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the "relevant implementation date") no Shares have been offered or will be offered pursuant to the global offering to the public in that relevant member state prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Shares may be made to the public in that relevant member state at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

  (d)
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Shares or to whom any offer is made under the global offering will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

          For the purpose of the expression an "offer of any Shares to the public" in relation to any Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

          In the case of any Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the global offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. We, Merrill Lynch International and Goldman Sachs International and our and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase Shares in the global offering.

Australia

          This document has not been and will not be lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange and is not a disclosure document for purposes of Australian law. This document (whether in preliminary or definitive form) may not be issued or distributed in Australia and no offer or invitation may be made in relation to the issue, sale or purchase of any Shares in Australia (including an offer or invitation received by a person in Australia) and no shares may be sold in Australia, unless the offer or invitation does not need disclosure to investors under Part 6D.2 or Division 2 of Part 7.9 of the Corporations Act 2001.

Japan

          The Shares have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold directly or indirectly in Japan except under circumstances that result in compliance of all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. No action has been taken or will be taken in any jurisdiction that would permit a public offering of the Shares, or possession or distribution of this document or any other offering material in any country or jurisdiction where action for that purpose is required.

Hong Kong

          The Shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

          This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

PART XVI: ADDITIONAL INFORMATION

1.      Incorporation

1.1
Samsonite Corporation was initially incorporated under the name of KALK International, Inc. and the date of filing of our original Certificate of Incorporation with the Secretary of State of the State of Delaware was May 4, 1987. On May 15, 1987, we changed our name to Esmark International, Inc. On June 2, 1993, we changed our name to E-II Holdings Inc. On July 14, 1995, we changed our name to Samsonite Corporation.

1.2
Our registered office in Delaware is c/o Prentice-Hall Corporation System, Inc., 2711 Centerville Road, Ste. 400, Wilmington, Delaware 19808. Our principal place of business is at 11200 East 45th Avenue, Denver, Colorado, 80239 (telephone number: + 1 303 373 2000). In May 2006, we opened a new executive office in London, England, at Samsonite House, 4 Mondial Way, Harlington, Middlesex UB3 5AR, United Kingdom, where our Chief Executive Officer and executives responsible for core global functions will be based.

1.3
The principal legislation under which Samsonite Corporation operates is the Delaware General Corporation Law, or DGCL.

1.4
The liability of our stockholders is limited. Under the DGCL a stockholder of a corporation is not personally liable for the acts of the corporation, save that a stockholder may become personally liable by reason of his or her own acts.

2.      Share Capital

  Conditional upon Admission, each of our Shares issued and outstanding on the date of Admission will be converted into and reconstituted into a number of Shares represented by the ratio of one-for-    Shares, as described in paragraph 2.5 below. Once this ratio has been determined, we will adjust the historic share numbers and other share related information presented in this section to reflect what such share numbers and other share related information would have been had the stock consolidation already taken place at the relevant time.

  In addition, upon Admission, all our issued shares of 2003 convertible preferred stock will be automatically converted into Shares in accordance with the terms of such 2003 convertible preferred stock, as described in paragraph 2.6 below. As of March 31, 2006, assuming the accelerated accrual of dividends, immediately prior to the global offering and prior to the stock consolidation described in paragraph 2.5 above, each share of our 2003 convertible preferred stock will automatically convert into 3,236.4929 Shares. The actual 2003 convertible preferred stock conversion rate is subject to adjustment in the event that any unpaid 2003 convertible preferred stock dividends are paid prior to any such conversion.

2.1
We have two classes of shares in issue, each having a par value of $0.01 per share, namely our shares of common stock, or the Shares, and the 2003 convertible preferred stock.

2.2
As of the date of this document, we are authorised to issue 1,002,000,000 shares, consisting of 1,000,000,000 Shares and 2,000,000 shares of preferred stock. Our existing authorised and issued fully paid up share capital as of January 31, 2006 is:

Authorised share capital number	Type of shares	Issued share capital number
1,000,000,000	Shares of Common Stock	227,159,626
2,000,000	Preferred Shares	159,082
2.3
Our authorised and issued fully paid up share capital, following the stock consolidation described in paragraph 2.5 above, the conversion of our existing issued convertible preferred stock described in paragraph 2.6 below and the issue of Shares by us in the global offering, as it is expected to be immediately following Admission, is:

Authorised share capital number	Type of shares	Issued share capital number
1,000,000,000	Shares of Common Stock
2,000,000	Preferred Shares	—

2.4
The following changes to our issued share capital have occurred since the start of fiscal year 2004.

(a)
Year ended January 31, 2004

    On July 31, 2003, we closed a recapitalisation transaction, which reduced our indebtedness and eliminated our then existing senior redeemable preferred stock (the "13 7/8 per cent preferred stock"). As part of the recapitalisation, the Major Stockholders purchased at par for cash a total of 106,000 shares of a new series of our 2003 convertible preferred stock with an initial dividend rate of 8 per cent and a liquidation preference of $106 million.

    As part of the recapitalisation, all 281,131 outstanding shares of the 13 7/8 per cent preferred stock, which had an aggregate liquidation preference of $352 million on July 31, 2003, were exchanged for 53,982 shares of 2003 convertible preferred stock with an aggregate liquidation preference of approximately $54 million.

    Of the 53,982 shares of the 2003 convertible preferred stock, 4,333 shares were given to Ares in exchange for their outstanding 13 7/8 per cent preferred stock, and the remaining 49,649 shares were given to other holders in exchange for their outstanding 13 7/8 per cent preferred stock. A total of 77,755,482 Shares and warrants to purchase approximately 15.5 million Shares at an exercise price of $0.75 per Share, expiring on July 31, 2013, were also issued to Ares in consideration for the exchange of their outstanding 13 7/8 per cent preferred stock. Other holders were issued a total of 127,084,269 Shares in exchange for their outstanding 13 7/8 per cent preferred stock.

    As of January 31, 2004, we had 159,982 shares of 2003 convertible preferred stock outstanding and 224,705,324 Shares outstanding. We also had approximately 15.5 million warrants to purchase Shares at an exercise price of $0.75 per share outstanding, in addition to 828,356 warrants to purchase Shares at an exercise price of $13.02 per share outstanding.

    Further, 86,652 stock options were cancelled or forfeited, leaving us with a total of 1,738,300 stock options outstanding. 10,500,000 shares of treasury stock were outstanding.

  (b)
  Year ended January 31, 2005

    As of January 31, 2005, 50 shares of 2003 convertible preferred stock were converted into 129,384 Shares. We then had 159,932 shares of 2003 convertible preferred stock outstanding and 224,834,708 Shares outstanding. We also had approximately 15.5 million warrants to purchase Shares at an exercise price of $0.75 per share outstanding, in addition to 828,356 warrants to purchase Shares at an exercise price of $13.02 per share outstanding.

    Further, 54,000,000 stock options were granted and 495,587 stock options were cancelled or forfeited, leaving us with a total of 55,242,713 stock options outstanding. 10,500,000 shares of treasury stock remained outstanding.

  (c)
  Year ended January 31, 2006

    As of January 31, 2006, 850 shares of 2003 convertible preferred stock were converted into 2,324,918 Shares. We then had 159,082 shares of 2003 convertible preferred stock outstanding and 227,159,626 Shares outstanding. We also had approximately 15.5 million warrants to purchase Shares at an exercise price of $0.75 per share outstanding, in addition to 828,356 warrants to purchase Shares at an exercise price of $13.02 per share outstanding.

    Further, 39,600,000 stock options were granted and 24,866,955 stock options were cancelled or forfeited, leaving us with a total of 69,975,758 stock options outstanding. 10,500,000 shares of treasury stock were retired, leaving no treasury stock outstanding.

2.5
Conditional upon Admission, each of the Shares issued and outstanding on the date of Admission will be converted into and reconstituted into a fraction of a Share represented by the ratio of one-for-    Shares. However, no fractional Shares will be issued as a result of this stock consolidation. In lieu of any such fractional share interest, each holder of Shares who would otherwise be entitled to receive a fractional Share is entitled to receive cash in lieu of such fractional Share in an amount equal to the product obtained by multiplying (a) the average of the high-bid and low-asked per share prices of the Shares as reported on the OTC Bulletin Board on the effective date of the stock consolidation by (b) the number of Shares held by such holder that would otherwise have been exchanged for such fractional share interest. Once the stock consolidation ratio has been determined, we will adjust the historic share numbers and other share related information presented in this section to reflect what such share numbers and other share related information would have been had the stock consolidation already taken place at the relevant time.

2.6
Holders of our 2003 convertible preferred stock have the right at any time to convert their shares of our 2003 convertible preferred stock into Shares at the conversion price, $0.42 per share, subject to anti-dilution adjustments. The number of Shares into which each share of our 2003 convertible preferred stock may be converted is calculated by dividing the sum of (i) $1,000, as adjusted for any stock dividends, combinations, splits or recapitalisations with respect to such shares (referred to as the liquidation value) plus (ii) all accrued and unpaid dividends (including any dividends accelerated by a liquidation, change of control, qualified listing or qualified recapitalisation up to (but excluding) the date fixed for such conversion by the conversion price). Upon Admission, our existing issued 2003 convertible preferred stock will be automatically converted into Shares. Such conversion will include the acceleration of the accrual of dividends. Immediately prior to the global offering, the accrual of dividends on our 2003 convertible preferred stock for the period up to and including the dividend payment date falling on June 15, 2007 will be accelerated and be deemed to have fully accrued. Such conversion also assumes that no dividends on our 2003 convertible preferred stock have been paid and that no shares of our 2003 convertible preferred stock have been converted into Shares until their automatic conversion in connection with the global offering. On this basis, immediately prior to the global offering, each share of our 2003 convertible preferred stock will automatically convert into 3,236.4929 Shares. As of March 31, 2006, assuming the accelerated accrual of dividends, there were 159,082 shares of 2003 convertible preferred stock outstanding and they would have been convertible into 514,867,765 Shares. The actual 2003 convertible preferred stock conversion rate is subject to adjustment in the event that any unpaid 2003 convertible preferred stock dividends are paid prior to any such conversion.

2.7
As of March 31, 2006, our employees held approximately 70.7 million options to purchase Shares, of which 60.7 million options were held by our Directors and executive officers with the remainder being held by other employees. Grant dates range from March 17, 2005 to March 14, 2006, and expiration dates fall ten years after each option holder's grant date.

  The following table summarises information about outstanding options to subscribe for the Shares as of January 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.525 - $ 0.70	69,015,000	8.7	$0.62	9,915,000	$0.64
$2.62 - $10.00	960,758	3.2	$6.23	829,508	$6.27
2.8
As of January 31, 2006, warrants to purchase 16,344,248 Shares were outstanding. This includes warrants to purchase approximately 15,515,892 Shares at an exercise price of $0.75 per Share expiring on July 31, 2013, and warrants to purchase 828,356 Shares at an exercise price of $13.02 per Share, which are exercisable until June 2010. For more information on these warrants, see paragraphs 11.6 and 11.7 below.

2.9
The new Shares will rank pari passu in all respects with the existing Shares, including the right to receive all dividends and other distributions declared, made or paid after Admission of the Shares.

2.10
Other than as disclosed in this document, we do not have any convertible securities currently in issue.

2.11
Save as disclosed in this document:

(a)
none of our share or loan capital is under option or is the subject of an agreement, conditional or unconditional, to be put under option and there is no current intention to issue any of the authorised and unissued Shares other than as disclosed under paragraphs 2.7 and 2.8 above;

(b)
there are no acquisition rights and/or obligations over authorised and unissued Shares or an undertaking to increase our capital; and

  (c)
  none of our share or loan capital has been issued for cash or other consideration within the period from January 31, 2003 to the date of this document and no such issue is proposed.

2.12
The Shares are in registered form and may be held in certificated form. The Shares are currently traded in the United States in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "SAMC.OB". Price quotations are also available on the OTCBB in the United States.

2.13
The Shares have been created under the DGCL. The new Shares will be issued under the authority granted at our previous annual general meetings and will be issued pursuant to a resolution of the Board of Directors prior to Admission. Under our certificate of incorporation, holders of our Shares will be entitled to one vote per Share on all matters to be voted on by the stockholders. After payment of any dividends due and owing to the holders of preferred stock, holders of Shares will be entitled to receive dividends declared by the Board of Directors out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, holders of Shares will be entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of preferred stock. Holders of Shares will have no conversion, subscription or other rights. There will be no redemption or sinking fund provisions applicable to our Shares.

2.14
Any Shares purchased in the global offering or otherwise held by an affiliate of ours may not be resold except pursuant to an effective registration statement filed by us or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. In general, under Rule 144 as currently in effect, an affiliate of ours is entitled to sell, within any three-month period, a number of Shares that does not exceed the greater of 1 per cent of the then outstanding Shares (approximately             Shares immediately after the global offering) or the average weekly trading volume in our Shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements, and the availability of current public information about us.

2.15
Under the Sponsors' Stockholders Agreement described in paragraph 11.4 of this Part XVI below, our Major Stockholders have been granted demand registration rights in relation to their Shares. If, as we expect, the Sponsors' Stockholders Agreement is terminated prior to Admission and we enter into a new letter agreement with our Major Stockholders (as described under "Principal and Selling Stockholders — Letter Agreement with Major Stockholders" in Part XIII of this document), the Major Stockholders will be granted similar registration rights pursuant to such letter agreement. These registration rights mean that, subject to certain terms and conditions, each of our Major Stockholders can require us to prepare, file and use our reasonable best efforts to cause to become effective a registration statement in relation to the sale of their Shares. See "Principal and Selling Stockholders — Letter Agreement with Major Stockholders" in Part XIII of this document and "— Sponsors' Stockholders Agreement" under paragraph 11.4 below.

2.16
We have filed with the SEC registration statements on Form S-8 with respect to an aggregate of approximately 20,200,000 Shares issuable or reserved for issuance upon exercise of stock options. In addition, we plan to file with the SEC a registration statement on Form S-8 with respect to an additional             Shares issuable in connection with our stock option plan and the Director Stock Plan and a registration statement on Form S-8 with respect to an additional             Shares issuable in connection with employee benefit plans.

3.      Subsidiaries

  Samsonite Corporation is the holding company of our group. The following table contains a list of all of our subsidiaries that are significant in terms of our assets and liabilities, financial position or profits and losses. We have a 100 per cent ownership interest, unless otherwise indicated.

Subsidiary	Jurisdiction of Incorporation
C.V. Holdings, Inc.	Colorado
SC International Holdings C.V. (95 per cent limited partnership, with Samsonite Corporation holding 5 per cent)	Netherlands
SC Denmark ApS	Denmark
Samsonite Europe N.V.	Belgium
Samsonite Norway AS	Norway

Samsonite S.A.	France
Samsonite Limited	United Kingdom
Samsonite B.V	Netherlands
Samsonite Ges.m.b.H.	Austria
Samsonite GmbH	Germany
Samsonite-Hungaria Borond KFT	Hungary
Samsonite Finanziaria S.r.l.	Italy
Samsonite S.p.A (60 per cent joint venture)	Italy
Samsonite Espana S.A.	Spain
Samsonite AB (Aktiebolag)	Sweden
Samsonite A/S	Denmark
Samsonite AG	Switzerland
Samsonite Slovakia, s.r.o.	Slovakia
Samsonite Sp. z o.o.	Poland
Samsonite Finland Oy	Finland
Samsonite CZ spol. s r.o.	Czech Republic
Samsonite Luggage Hellas SA	Greece
Samsonite Mauritius Limited	Mauritius
Samsonite South Asia Private Limited (60 per cent joint venture)	India
Samsonite Singapore Pte Ltd	Singapore
Samsonite Asia Limited	Hong Kong
Samsonite Korea Limited (80 per cent joint venture)	Korea
Samsonite (Malaysia) Sdn Bhd	Malaysia
Samsonite Luggage (Ningbo) Co. Ltd.	China
SAM Worldwide Financing BVBA	Belgium
Samsonite Japan Co., Ltd	Japan
Samsonite (Thailand) Co., Ltd.	Thailand
Samsonite Latinoamerica, S.A. de C.V.	Mexico
Samsonite Mexico, S.A. de C.V.	Mexico
Samsonite Peru, S.A.C.	Peru
Samsonite Colombia Limitada	Colombia
Samsonite Canada Inc.	Canada
Samson, S.A. de C.V.	Mexico
Samsonite Mercosur Limited (51 per cent joint venture)	Bahamas
Samsonite Brasil Ltda.	Brazil
Samsonite Argentina S.A.	Argentina
Arife S.A. (70 per cent joint venture)	Argentina
Lonberg Express S.A.	Uruguay
Samsonite Company Stores, Inc.	Indiana
Samsonite Pacific Ltd.	Colorado
Direct Marketing Ventures, Inc.	Colorado
Samsonite Holdings Inc.	Delaware
Astrum R.E. Corp.	Delaware
Global Licensing Company	Delaware
McGregor II, LLC	Delaware
Jody Apparel II, LLC	Delaware
Shelf Holdings, Inc.	Delaware
Shelf Acquisition, Inc.	Delaware

  Samsonite Italy also participates in a joint venture in which it holds 40 per cent of the shares of Factory Store 1 S.r.l., an Italian company.

4.      Summary of Certificate of Incorporation, By-Laws and Related Legal Provisions

4.1
Existing Provisions of Certificate of Incorporation and By-Laws and Related Legal Provisions

  The following is a brief summary of certain material provisions of our Restated Certificate of Incorporation and By-Laws, as they are currently in force. This section should be read in conjunction with "— Share Capital" set out in paragraph 2 above.

  (a)
  Objects

    Our purpose, as stated in our Restated Certificate of Incorporation, is to engage in any lawful act or activity for which corporations may be organised and incorporated under the DGCL.

  (b)
  Directors

  (i)
  Role and authority

        Our business and affairs are managed by or under the direction of our Board of Directors. The Board of Directors are authorised and empowered to adopt, amend or repeal our By-laws and to appoint a Chairman of the Board, President, Secretary, Treasurer and any other officers they deem proper.

    (ii)
    Number, appointment and retirement of Directors

        Unless otherwise determined by holders of our preferred stock pursuant to their rights to elect directors under specific circumstances, we are required to have at least three Directors and not more than fifteen Directors. All Directors are of one class and serve for a term ending at the annual meeting following the annual meeting at which the Director was elected. A Director holds office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualifies, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors that results from an increase in the number of Directors may be filled by a majority of the Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Directors then in office, even if less than a quorum, or by a sole remaining Director.

    (iii)
    Term

        All Directors shall be of one class and serve for a term ending at the annual meeting following the annual meeting at which the Director was elected.

    (iv)
    Filling of vacancies

        Subject to the rights of the holders of any series of preferred stock, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by the affirmative vote of a majority of the remaining Directors and any Director so chosen will hold office until such Director's successor shall have been duly elected and qualified.

    (v)
    Removal from office

        Subject to the rights of the holders of any series of preferred stock to elect additional Directors under specified circumstances, any Director, or the entire Board of Directors, may be removed from office at any time, with cause, by the affirmative vote of a majority of the shares of capital stock entitled to vote.

    (vi)
    Liability

        No Director shall be personally liable to us or our stockholders for damages for breach of any fiduciary duty owed to us or our stockholders, except for liability: (A) for any breach of such person's duty of loyalty to us or our stockholders; (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (C) under Section 174 of the DGCL, which involves unlawful declarations of dividends or other distributions of assets to stockholders or the unlawful purchase of our shares; or (D) for any transaction from which the Director derived an improper personal benefit. Any repeal or modification of the provision regarding limitation of liability must be prospective and must not affect the rights in effect under that provision at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  (c)
  Board Meetings

  (i)
  Quorum

        A number of Directors equal to at least a majority of the Board of Directors shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less then a quorum present, a majority of the Directors present may adjourn the meeting from time to time without further notice.

    (ii)
    Amendment of By-Laws

        The By-Laws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting.

  (d)
  Indemnification of Agents

    We may indemnify any person who is involved in any threatened, pending or completed action or proceeding by reason of the fact that the person is or was our agent, against any expenses incurred by him or her in connection with such proceeding, to the fullest extent authorised by the DGCL, provided that we may indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorised by the Board of Directors.

  (e)
  Rights Attaching to our Shares

    The Shares are subject to the express terms of any preferred stock. Each Share is equal to each other Share. The holders of Shares are entitled to one vote for each Share on all questions presented to the stockholders.

    Subject to certain exceptions, the DGCL permits a short-form merger, and the cashing out of the minority stockholders, in a situation where the minority interests consist of less than ten per cent of the outstanding shares of each class, and the parent corporation owns 90 per cent or more. The minority stockholders remaining in the target corporation are given a right of appraisal, pursuant to which they can demand an independent appraisal of the value of their shares and they, therefore, do not have to accept the price offered by the controlling stockholder.

    We have not declared any cash dividends on the Shares and do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends will be a business decision to be made by our Board of Directors from time to time based on such considerations as the Board of Directors deems relevant. In addition, dividends are payable only out of funds legally available under Delaware law, subject to any restrictions which may be contained in our debt instruments. The payment of dividends on the Shares is currently restricted by our senior revolving credit facility and the indentures governing our euro floating rate senior notes and 8 7/8 per cent senior subordinated notes.

  (f)
  Variation of Preferred Stock

    Preferred stock may be issued from time to time in one or more series. The Board of Directors is authorised to provide for the issuance of shares of preferred stock in series and, by filing a certificate of designation pursuant to Delaware law, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

  (g)
  Alteration of Certificate of Incorporation and Rights

    With the approval of both the Board of Directors and the holders of a majority of our shares entitled to vote (as well as a majority of the shares of each class of shares entitled to vote), we may amend, alter, change or repeal any provision contained in our Restated Certificate of Incorporation or any preferred stock designation, provided, that any amendments to our Restated Certificate of Incorporation concerning indemnification or exculpation do not adversely affect any right or protection existing under the Restated Certificate of Incorporation prior to such amendment or repeal, and provided further that no preferred stock designation is amended after the issuance of any shares of the series of preferred stock created thereby except in accordance with the terms of such preferred stock designation.

  (h)
  Transfer of Stock

    The interest of each of our stockholders is evidenced by certificates for shares of stock. Shares of our stock are transferred on our books by the shares of stock upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as we or our agents may reasonably require.

  (i)
  Stockholders' Meetings

  (i)
  Notice

        Stockholders must receive written notice of every meeting of stockholders not less than ten nor more than sixty days before the date of the meeting.

    (ii)
    Quorum

        Except as otherwise provided by law or our Restated Certificate of Incorporation, the holders of a majority of our outstanding shares entitled to vote, represented in person or by proxy, constitute a quorum at a meeting of stockholders, except when specified business is to be voted on by a class or series voting as a class, the holder of a majority of the shares of such class or series will constitute a quorum for the transaction of such business.

    (iii)
    Amendment of the By-Laws

        The By-Laws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting.

  (j)
  Disclosure of Beneficial Ownership

    Under the U.S. Securities Exchange Act of 1934, or the Exchange Act, any person who is the beneficial owner of more than ten per cent of any registered class of equity securities (other than certain exempt securities), or who is a director or officer of the issuer of such security, must file statements disclosing such ownership with the SEC. Such statements include, as applicable, the total amount of beneficial ownership of the equity securities, any such changes in ownership, and purchases and sales of certain security-based swap agreements.

    Additionally, pursuant to Section 13(d) of Exchange Act, any person who, after acquiring beneficial ownership of any equity security of a class that is registered under Section 12 of the Exchange Act, such as our Shares, beneficially owns more than five per cent of such class of securities must file on the appropriate form with the SEC and send us and the exchange on which our securities are traded a statement that discloses certain information related to such person's ownership of our securities.

  (k)
  Transactions with Interested Stockholders

    Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder", which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15 per cent or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10 per cent of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85 per cent of the voting stock of the corporation in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting. A Delaware corporation, pursuant to a provision in its certificate of incorporation or by-laws, may elect not to be governed by Section 203 of the DGCL in which case such election becomes effective one year after its adoption (provided that the amendment to the certificate of incorporation or by-laws adding such a provision is approved by the affirmative vote of a majority of the shares entitled to vote). We have elected not to be governed by Section 203 of the DGCL and such election is already effective.

    In addition, to deter insiders (which include directors, officers and holders of 10 per cent or more of our issued share capital) from profiting on short-term trading transactions in the equity securities of an issuer on the basis of undisclosed information, Section 16(b) of the Exchange Act requires such persons to disgorge the "statutory profit" realised by him or her in either a purchase and sale or a sale and purchase (or any number of these transactions) of equity securities of the issuer (including derivative securities) which takes place within any six-month period. The obligation to remit any profits to the issuer is without regard to whether the person trading had possession of material non-public information or even whether such information existed. Directors, officers and holders of 10 per cent or more of our issued share capital are also specifically prohibited under Section 16(c) of the Exchange Act from making any "short sale" of an issuer's equity securities in most circumstances.

4.2
Proposed Modifications to Certificate of Incorporation and By-Laws.

  The following is a brief summary of certain provisions that we expect to adopt into our Restated Certificate of Incorporation and/or our By-Laws, and that are intended to come into effect immediately prior to Admission. If the global offering does not proceed, we will not adopt any such provisions into our Restated Certificate of Incorporation and/or our By-Laws.

  (a)
  Majority Approval, Supermajority Approval and Other Shareholder Rights

    Our certificate of incorporation will specify a list of certain significant acts and decisions of the Company that can only be taken with the affirmative vote of the holders of at least a majority of our Shares entitled to vote and represented at a meeting of our stockholders (at which a quorum is present) called for such purpose. We expect that the category of acts and decisions that will be subject to this requirement will be substantially similar to the acts and decisions required under English law to be approved by an ordinary resolution of an English company. For example, without this majority vote, the Company will not be permitted to take certain specified actions, including, subject to certain exceptions under English law applicable to English public companies: (i) authorising Directors to issue new shares or (ii) removing any Directors from office. In addition, the Company will not, without the affirmative vote of the holders of at least 75 per cent of our Shares entitled to vote and represented at a meeting of our stockholders (at which a quorum is present) called for such purpose, be permitted to take certain significant actions, including: (a) amending or altering our certificate of incorporation or by-laws (including an amendment changing the name of the Company or increasing or reducing the number of shares of capital stock which the Company shall have the authority to issue), or (b) waiving pre-emptive rights (as described in paragraph 4.2(b) below). We expect that the category of acts and decisions that will be subject to this 75 per cent requirement will be substantially similar to the acts and decisions required under English law to be approved by a special or extraordinary resolution of an English company.

    Stockholders holding at least 10 per cent of our Shares entitled to vote may call a special meeting of the stockholders. Special meetings of the stockholders may be called on short notice (i.e., within 15 days of the date of such meeting) by stockholders holding at least 95 per cent of our Shares entitled to vote. Stockholders holding at least 5 per cent of our Shares entitled to vote may bring business before any annual meeting of the stockholders and may require us to circulate a statement to all stockholders regarding any matter proposed at a special meeting of our stockholders.

  (b)
  Pre-Emptive Rights

    Unless such pre-emptive rights have been waived by the affirmative vote of the holders of at least 75 per cent of our Shares entitled to vote and represented at a meeting of the stockholders (at which a quorum is present) called for such purpose, any issue of new equity securities for cash shall first be offered to existing holders of our capital stock on a pre-emptive and pro rata basis. Any issue of new securities which do not have rights to participate fully in a distribution of dividends or returns on liquidation, are issued pursuant to an employee stock option plan, comprise rights to subscribe for such securities, or are issued in connection with a rights issue, shall not be subject to such pre-emptive rights.

  (c)
  Takeover Provisions

    For as long as we have any Shares admitted to the Official List of the Financial Services Authority and traded on the London Stock Exchange, subject to the DGCL and applicable Delaware law, and subject as provided in the paragraph below, any person that acquires securities representing 30 per cent or more of our voting power will be required (unless a majority of our Board of Directors determines otherwise) to make a cash offer for the remaining shares of our capital stock at the highest price such person has paid for shares of our capital stock in the preceding 12 months. Subject as provided in the paragraph below, any person that holds securities representing between 30 per cent and 50 per cent of our voting power and that then acquires additional voting securities representing 1 per cent or more of our voting power must also make such a mandatory offer (unless a majority of our Board of Directors determines otherwise). The shareholdings of stockholders who act in concert are considered as one shareholding in determining whether the 30 per cent barrier has been breached or whether a shareholding between 30 per cent and 50 per cent has been increased. If any stockholder is required to make a mandatory offer in accordance with these provisions, but fails to do so, then (unless a majority of our Board of Directors determines otherwise), in respect of the shares of our capital stock acquired by such stockholder and which led to the stockholder being required to make such mandatory offer, such stockholder shall not (for so long as the default continues) be entitled to vote at our stockholders' meetings.

    We expect that the general rule described above in relation to the requirement to make a mandatory offer will be subject to the following provisos:

    (i)
    in the event that the shareholding of any Major Stockholder (when aggregated with the shareholdings of other stockholders who are or are deemed to be acting in concert with him, if any) represents between 30 per cent and 50 per cent of our voting power, such Major Stockholder will only be required to make a mandatory offer if (A) its shareholding, when aggregated with the shareholdings of other stockholders who are or are deemed to be acting in concert with him, if any, is increased through the acquisition of voting securities to an aggregate stockholding representing (i) if such Major Stockholder is not acting in concert with any other Major Stockholder, an increase of 1 per cent or more of our voting power above the shareholding of such stockholder immediately following Admission; or (ii) if such Major Stockholder is or is deemed to be acting in concert with one other Major Stockholder, an increase of 2 per cent or more of our voting power above the aggregate shareholding of the two relevant Major Stockholders immediately following Admission; or (iii) if such Major Stockholder is or is deemed to be acting in concert with both the other Major Stockholders, an increase of 3 per cent or more of our voting power above the aggregate shareholding of the Major Stockholders immediately following Admission, and (B) a majority of our Board of Directors determines in its absolute discretion that the U.K. Panel on Takeovers and Mergers would have required a mandatory offer to be made in these circumstances if we had been a public company incorporated in England and subject to its jurisdiction;

    (ii)
    in the event that the shareholding of any Major Stockholder (when aggregated with the shareholdings of other stockholders deemed to be acting in concert with him, if any) increases to a level where the takeover provisions described above would otherwise require such Major Stockholder to make a mandatory offer, and such increase was due to:

    (A)
    the exercise of rights, or performance of obligations, under the Executives' Stockholders Agreement, the CEO Stockholders Agreement or the letter agreement proposed to be entered into between us and the Major Stockholders (as described under "Principal and Selling Stockholders—Letter Agreement with Major Stockholders" set out in Part XIII of this document) or otherwise contemplated by this document; or

    (B)
    ordinary corporate activity carried out by us, such as a reduction in our share capital,

    then, notwithstanding such increase, such Major Stockholder will not be required to make such a mandatory offer.

    Any increase in the shareholding of a Major Stockholder in the circumstances described in paragraph (ii) above will be disregarded for the purposes of calculating whether any increase in the holding or the aggregate holding referred to in paragraph (i) above has been met.

    Subject to the Sponsors' Stockholders Agreement described in paragraph 11.4 of this Part XVI being terminated on or prior to Admission, we expect that our Board of Directors will not consider the Major Stockholders, as of the date of Admission, to be acting in concert for the purposes of applying the takeover provisions described above. Notwithstanding this, following Admission, should the arrangements between the Major Stockholders in relation to how they exercise their voting rights in the Company change or should other circumstances of the Major Stockholders change and one of them or their concert parties acquires voting shares in us, the issue of whether the Major Stockholders are acting in concert for the purposes of the takeover provisions described above will be determined by our Board of Directors at the relevant time by reference to all the relevant circumstances then existing.

  (d)
  Provision of Information to Samsonite

    Subject to the DGCL and applicable Delaware law, any stockholder of the Company or any other person appearing to have an interest, economic or otherwise, in shares of our capital stock held by such stockholder, can be required by us to provide information concerning the beneficial ownership and voting rights of such shares. If any such stockholder has been duly served with a written notice from us demanding information concerning the beneficial ownership and voting rights of his shares and is in default for a period of 14 days from the date of service of such notice in supplying to us the information required or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material respect, then (unless a majority of our Board of Directors determines otherwise), in respect of shares of our capital stock held by such stockholder (being referred to as the "Default Shares"), such stockholder and any transferee to whom any of such Default Shares are transferred shall not (for so long as the default continues) be entitled to vote at our stockholders' meetings.

  We intend to include the provisions described in paragraphs (c) and (d) above in our Restated Certificate of Incorporation because similar provisions have been included in the charters of other Delaware corporations that have listed their shares on an exchange in the United Kingdom. The validity of these provisions has not been determined by any Delaware or other U.S. court, and there can be no assurance that these provisions, if adopted, would be upheld or enforced by a Delaware or other U.S. court in any or all respects or, if upheld and enforced, that a Delaware or other U.S. court would construe these provisions in the same way as an English court or the Panel on Takeovers and Mergers in the United Kingdom might.

5.      Directors' and Executive Officers' Interests

5.1
The interests of our Directors, executive officers and their immediate families (all of which are beneficial unless otherwise stated) in our issued share capital which:

(a)
have been reported pursuant to the Exchange Act by each Director and by each executive officer; or

(b)
are interests of a connected person, which means a spouse, child or step-child, a body corporate controlled by that Director or officer, or any person acting as trustee of a trust the beneficiaries including that director, officer or his or her spouse or any of his or her children or step-children or a body corporate controlled by him or her or a business partner of his or hers, if the connected person were a Director or executive officer, be required to be disclosed under paragraph 5.1(a) above and the existence of which is known to or with reasonable diligence be ascertained by that Director or executive officer, were, as of March 31, 2006, as follows:

	At the date of this document			Following the global offering(1)
Name	Number of Shares(2)		Percentage of issued share capital(3)	Number of Shares	Percentage of issued share capital
Directors
Marcello Bottoli	18,113,735	(4)	2.4%
Charles J. Philippin	—		*
Fernando Grimaldi Quartieri	80,321	(5)	*
Antony P. Ressler	—	(6)	*
Lee Sienna	—	(7)	*
Donald L. Triggs	—		*
Richard T. Warner	—		*
Melissa Wong Bethell	—		*
Jeffrey B. Schwartz	—		*
Executive Officers
Richard H. Wiley	2,314,979	(8)	*
Thomas Korbas	1,282,678	(9)	*
Giuseppe Fremder	1,944,816	(10)	*
Marc Matton	1,028,100	(11)	*
Arne Borrey	785,349	(12)	*
Shashi S. Dash	886,865	(13)	*
Deborah Rasin	30,000	(14)	*
Ramesh Tainwala	609,000	(15)	*
Annick Desmecht	600,000	(16)	*
Quentin Mackay	600,000	(17)	*

Notes:

* Less than one per cent.

  (1)
  Assuming that the offer price is at the mid-point of the offer price range and no exercise of the over-allotment option.

  (2)
  The 2003 convertible preferred stock votes together with the common stock on most matters on an as-converted basis. As of the record date, each share of 2003 convertible preferred stock is convertible and accelerates into 3236.49291 Shares.

  (3)
  Ownership percentages are calculated in the following manner: the numerator consists of each beneficial owner's holdings, assuming automatic conversion of all 2003 convertible preferred stock (including the acceleration of the accrual of dividends), and options held that are exercisable as of March 31, 2006. The denominator is the sum of (i) all outstanding Shares, assuming automatic conversion of all 2003 convertible preferred stock (including the acceleration of the accrual of dividends) and (ii) all options that are held by such beneficial owner and were exercisable as of March 31, 2006.

  (4)
  Represents 1,889 shares of 2003 convertible preferred stock and includes options held by Stonebridge to purchase 12,000,000 Shares exercisable as of March 31, 2006.

  (5)
  Represents 2,645 Shares as well as 24 shares of 2003 convertible preferred stock. Includes a portion of the Shares listed for Bain Capital, for which Mr. Quartieri holds an indirect beneficial ownership interest. Mr. Quartieri disclaims beneficial ownership of the Shares listed above for Bain Capital, except to the extent of his pecuniary interest therein.

  (6)
  Does not include the Shares held by Ares and its affiliates of which Mr. Ressler disclaims beneficial ownership.

  (7)
  Does not include the Shares held by OTPP of which Mr. Sienna, a Vice President of the private equity group of OTPP, disclaims beneficial ownership.

  (8)
  Represents 317 shares of 2003 convertible preferred stock and includes options to purchase 1,289,011 Shares exercisable as of March 31, 2006.

  (9)
  Represents 2,485 Shares, 198 shares of 2003 convertible preferred stock and includes options to purchase 639,367 Shares exercisable as of March 31, 2006.

  (10)
  Represents 25,970 Shares, 396 shares of 2003 convertible preferred stock and includes options to purchase 637,195 Shares exercisable as of March 31, 2006.

  (11)
  Represents 119 shares of 2003 convertible preferred stock and includes options to purchase 642,957 Shares exercisable as of March 31, 2006.

  (12)
  Represents 50 shares of 2003 convertible preferred stock and includes options to purchase 623,524 Shares exercisable as of March 31, 2006.

  (13)
  Represents 84 shares of 2003 convertible preferred stock and includes options to purchase 615,000 Shares exercisable as of March 31, 2006.

  (14)
  Represents options to purchase 30,000 Shares exercisable as of March 31, 2006.

  (15)
  Represents options to purchase 609,000 Shares exercisable as of March 31, 2006.

  (16)
  Represents options to purchase 600,000 Shares exercisable as of March 31, 2006.

  (17)
  Represents options to purchase 600,000 Shares exercisable as of March 31, 2006.

5.2
As of March 31, 2006, our Directors and executive officers were potential beneficiaries in respect of a total of 28,275,843 Shares, assuming conversion of our 2003 convertible preferred stock and including their options that are exercisable as of March 31, 2006.

5.3
Save as disclosed in paragraphs 5.1 and 5.2 above, none of our Directors or executive officers or any connected person (as described above) has any interest, whether beneficial or non-beneficial, in the share capital of Samsonite Corporation or any of its subsidiaries.

5.4
The Directors are aware that the persons set out below are, or will immediately following the global offering be, interested in 3 per cent or more of our issued share capital:

	At the date of this document			Following the global offering(1)
Name	Number of Shares(2)		Percentage of issued share capital(3)	Number of Shares	Percentage of issued share capital
Ares Management, LLC	289,631,710	(4)	38%
Bain Capital (Europe) LLC	179,062,678	(5)	24%
Ontario Teachers' Pension Plan Board	179,062,678	(6)	24%

Notes:

  (1)
  Assuming that the offer price is at the mid-point of the offer price range and no exercise of the over-allotment option. The exact number of Shares to be sold by the Major Stockholders in the global offering is subject to change.

  (2)
  The 2003 convertible preferred stock votes together with the common stock on most matters on an as-converted basis. As of the record date, each share of 2003 convertible preferred stock is convertible and accelerates into 3236.49291 Shares.

  (3)
  Ownership percentages are calculated in the following manner: the numerator consists of each beneficial owner's holdings, assuming automatic conversion of all 2003 convertible preferred stock (including the acceleration of the accrual of dividends), options held that are exercisable as of March 31, 2006 and, for our Major Stockholders, warrants to purchase Shares. The denominator is the sum of (i) all outstanding Shares, assuming automatic conversion of all 2003 convertible preferred stock (including the acceleration of the accrual of dividends) and (ii) all options and/or warrants that are held by such beneficial owner and were exercisable as of March 31, 2006.

  (4)
  Represents 52,658 shares of 2003 convertible preferred stock and 103,632,604 Shares. Includes shares beneficially owned by Ares and certain of its affiliates. Ares has reported shared voting and dispositive power with respect to all of the Shares, 2003 convertible preferred stock and warrants to purchase common stock beneficially owned by Ares Corporate Opportunities Fund, L.P., Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., each of which is managed by affiliates of Ares. Includes warrants to purchase 15,515,892 Shares exercisable as of March 31, 2006 and also includes warrants to purchase 55,970 Shares exercisable as of March 31, 2006.

  (5)
  Represents 47,746 shares of 2003 convertible preferred stock and 24,477,118 Shares. Includes warrants to purchase 55,970 Shares exercisable as of March 31, 2006.

  (6)
  Represents 47,746 shares of 2003 convertible preferred stock and 24,477,118 Shares. Includes warrants to purchase 55,970 Shares exercisable as of March 31, 2006.

5.5
There are no differences between the voting rights enjoyed by the stockholders described in paragraphs 5.1 to 5.4 above and those enjoyed by any other holder of our Shares.

6.      Remuneration and Service Contracts of Directors and Certain Executive Officers

6.1
Remuneration of Executive Directors and Certain Executive Officers

  The table below sets forth, for each of the fiscal years shown, the compensation paid or awarded for services rendered in all capacities to (a) our Chief Executive Officer, and (b) our four next most highly compensated executive officers serving in such capacity as of the end of fiscal year 2006, which group includes our Chief Financial Officer.

		Annual Compensation (1)					Long-Term Compensation Awards
Name/Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)		Securities Underlying Options (number)	All Other Compensation ($)(1)
Executive Director
Marcello Bottoli(2) Chief Executive Officer and President	2006 2005	513,286 446,609	810,137 784,800		61,863 67,080	(4) (4)	— 30,000,000	87,428 20,076	(5) (5)
Certain Executive Officers
Richard H. Wiley Chief Financial Officer, Treasurer and Secretary	2006 2005 2004	345,000 318,750 300,000	226,797 185,438 617,195	(3)	4,119 7,723 —	(6) (6)	— 6,000,000 —	21,064 20,597 18,458	(7) (7) (7)
Thomas Korbas President, Samsonite — The Americas	2006 2005 2004	279,000 254,347 237,912	182,729 138,105 398,714	(3)	7,384 7,984 —	(8) (8)	— 3,000,000 —	16,889(9 16,759 15,231	) (9) (9)
Marc Matton Chief Supply Officer	2006 2005 2004	316,917 312,451 266,882	208,336 164,301 286,975	(3)	24,413 — —	(10)	— 3,000,000 —	33,293 30,945 28,116	(11) (11) (11)
Giuseppe Fremder President, Samsonite S.p.A.	2006 2005 2004	291,610 264,684 240,545	230,467 107,859 160,923	(3)	32,465 39,748 —	(12) (12)	— 3,000,000 —	34,857 35,650 31,456	(13) (13) (13)

Notes:

(1)
Some or all of the compensation of certain executives may have been paid in euros during the 2006, 2005 and 2004 fiscal years. Amounts, to the extent originally denominated in euros, have been converted to U.S. dollars at average conversion rates of 1.244, 1.250 and 1.136 U.S. dollars to the euro for the years ended January 31, 2006, 2005 and 2004, respectively.

(2)
Mr. Bottoli's employment with Samsonite began in March 2004.

(3)
Includes a non-recurring bonus amount awarded in connection with our 2003 fiscal year performance and our July 31, 2003 recapitalisation.

(4)
For 2006 includes $23,876 for housing allowance, $18,573 of reimbursed legal expenses in connection with compensation agreements, and $19,414 for automobile lease payments. For 2005 includes $18,213 for housing allowance, $24,369 of reimbursed legal expenses in connection with compensation agreements, and $17,250 for automobile lease payments.

(5)
Includes amounts paid out to Mr. Bottoli under the Bottoli Agreement as if he were a participant in our 401(k) plan ($6,500 and $7,000 for 2005 and 2006, respectively) and the Samsonite Employee Retirement Income Plan and the Supplementary Executive Retirement Plan ($14,576 and $67,408 for 2005 and 2006, respectively) and medical insurance premiums of $6,413 and $13,020 for 2005 and 2006, respectively.

(6)
Comprised of automobile lease payments.

(7)
For 2006 includes $15,814 for life and medical insurance premiums and $5,250 paid to Mr. Wiley's account in our 401(k) plan. For 2005 includes $14,447 for life and medical insurance premiums and $6,150 paid to Mr. Wiley's account in our 401(k) plan. For 2004 includes $12,458 for life and medical insurance premiums and $6,000 paid to his account in our 401(k) plan.

(8)
Comprised of automobile lease payments.

(9)
For 2006 includes $11,639 for life and medical insurance premiums and $5,250 paid to Mr. Korbas' account in our 401(k) plan. For 2005 includes $10,609 for life and medical insurance premiums and $6,150 paid to Mr. Korbas' account in our 401(k) plan. For 2004 includes $9,213 for life and medical insurance premiums and $6,018 paid to his account in our 401(k) plan.

(10)
For 2006 is comprised of $24,413 for automobile lease payments.

(11)
Mr. Matton participates in an employee benefit arrangement available to our employees located in Belgium, which combines retirement and life insurance benefits based on salary. An amount is contributed by us on behalf of such employees in order to purchase insurance contracts that contain both a life insurance and retirement pension provision. For 2004, 2005 and 2006, all other compensation consisted of payments pursuant to this employee benefit arrangement.

(12)
For 2006 includes $20,891 for automobile lease payments and $11,574 for automobile operating expenses. For 2005 includes $22,800 for automobile lease payments and $16,948 for automobile operating expenses.

(13)
For 2006 is comprised of $17,354 for life and medical insurance premiums and $17,503 in premiums for pension insurance for Mr. Fremder. For 2005 includes $18,441 for life and medical insurance premiums and $17,209 in premiums for pension insurance. For 2004 includes $16,228 for life and medical insurance premiums and $15,228 in premiums for pension insurance.

6.2    Remuneration of Non-Executive Directors

  The table below sets forth the levels of compensation that we have paid to our non-executive Directors in each of the fiscal years shown.

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
Charles J. Philippin	$63,250	$58,500	$25,500
Antony P. Ressler(1)	$38,750	$39,750	$19,750
Lee Sienna(2)	$37,500	$37,500	$18,500
Donald L. Triggs	$39,125	$41,000	$20,000
Richard T. Warner	$59,000	$49,500	$21,500
Jeffrey B. Schwartz (1)	$13,750	—	—
Melissa Wong Bethell	—	—	—
Fernando Grimaldi Quartieri(3)	—	—	—

Notes:

(1)
Payments made in respect of the services of Antony P. Ressler and Jeffrey B. Schwartz have been paid directly to Ares, the Major Stockholder that Antony P. Ressler and Jeffrey B. Schwartz were nominated by, and are employed by or otherwise affiliated with.

(2)
Payments made in respect of the services of Lee Sienna have been paid directly to OTPP, the Major Stockholder that Lee Sienna was nominated by, and is employed by or otherwise affiliated with.

(3)
Mr. Quartieri has not been compensated for his services as a non-executive Director. However, as disclosed in Part XIII of this document, he holds 2,645 Shares and 24 shares of 2003 convertible preferred stock. This includes a portion of the Shares listed for Bain Capital for which Mr. Quartieri holds an indirect beneficial ownership interest.

  The current members of our Board of Directors that were nominated by, and are employed by or otherwise affiliated with, our Major Stockholders are Antony Ressler and Jeffrey Schwartz (affiliated with Ares), Ferdinando Quartieri and Melissa Bethell (affiliated with Bain) and Lee Sienna (affiliated with OTPP). These non-executive Directors serve pursuant to the terms of the Sponsors' Stockholders Agreement. For a summary of the Sponsors' Stockholders Agreement, see "—Sponsors' Stockholders Agreement" under paragraph 11.4 of this Part XVI.

6.3    Service Contracts of Executive Directors and Certain Executive Officers

  We set out below a summary of the key provisions of the service agreements and related agreements for (a) our Chief Executive Officer, and (b) our four next most highly compensated executive officers serving in such capacity as of the end of fiscal year 2006, which group includes our Chief Financial Officer. There are currently no written service agreements with our non-executive directors.

  (a)
  Employment Agreement with Marcello Bottoli.

  (i)
  We entered into an Employment Agreement with Mr. Bottoli, the Bottoli Agreement, effective as of March 3, 2004, and amended and restated as of May 11, 2005. The Bottoli Agreement will continue for an indefinite period, provided that the agreement shall terminate immediately upon either Mr. Bottoli's death or disability or upon the Board's good faith determination that Mr. Bottoli should be terminated for cause, and the agreement shall terminate upon 45 days prior written notice of either Mr. Bottoli's resignation or the Board's good faith determination that Mr. Bottoli should be terminated without cause. Under the Bottoli Agreement, Mr. Bottoli is obligated to devote full time to our affairs, except that he may spend up to seven days per year on activities related to service on the board of directors of Ratti S.p.A., an Italian company. The Bottoli Agreement provides for an annual base salary of €300,000, which shall be subject to annual review by the Board. This has been reviewed by our Board of Directors and raised to €400,000 per annum. Mr. Bottoli is also eligible to receive an annual bonus of up to €600,000 based on the Board's assessment of Mr. Bottoli's performance as measured against performance targets to be agreed upon between the Board and Mr. Bottoli on an annual basis. This has been reviewed by our Board of Directors and Mr. Bottoli's bonus may now exceed the cap contained in the Bottoli Agreement, subject to his achievement of the performance targets agreed upon between the Board and Mr. Bottoli. Mr. Bottoli does not participate in the Samsonite Pension Plan, the SERP or the Samsonite 401(k) savings plan. However, the Bottoli Agreement provides that Mr. Bottoli will receive each year an amount equal to the sum of: (i) the amount he would otherwise accrue if he did participate in the Samsonite Pension Plan and the SERP (provided that for the purposes of such calculation no compensation maximum limits will apply and he will be deemed to have a base salary equal to his then current salary plus €100,000); plus (ii) in lieu of 401(k) plan participation, $6,500 for 2004, $7,000 for 2005, $7,500 for 2006, and $7,500 indexed for inflation for years after 2006. Mr. Bottoli may be obligated to repay to us a percentage of the payments described in the prior sentence if prior to March 3, 2009 his employment terminates other than in connection with the bankruptcy of the Company. In such event, Mr. Bottoli would be required to repay 80 per cent of such amount if his employment terminates on or after March 3, 2005, with the repayment percentage declining 20 per cent per year, to 0 per cent if his employment terminates on or after March 3, 2009.

  (ii)
  The Bottoli Agreement contains a provision stating that it is the parties' intent that we nominate Mr. Bottoli to our Board of Directors at all regular elections of Directors occurring during his employment. The Sponsors' Stockholders Agreement contains a similar provision requiring the parties thereto to take action to cause our Chief Executive Officer to be elected to the Board of Directors, subject to any then applicable requirements of any securities exchange or regulatory authority. The Bottoli Agreement provides that if we terminate Mr. Bottoli's employment without cause (other than as a result of his disability), we are required to pay Mr. Bottoli severance compensation in an amount equal to 24 months of his base salary and 18 months of his bonus, in each case calculated as the average of Mr. Bottoli's base salary and bonus during the previous three-year period. In the event of any termination, we are obligated to pay Mr. Bottoli (or his estate, as applicable) any bonus amounts to which Mr. Bottoli is entitled. The Bottoli Agreement provides that during Mr. Bottoli's employment with us and for a period of one year thereafter, he shall not engage in any business activity that is in competition with any of the businesses in which we engage or in which we have made preparations to engage, in any of the geographic areas in which we have conducted business during the one year preceding or the one year following the termination of employment. In addition, during the non-compete period, Mr. Bottoli will not in any way interfere with the relationship between us and any employee or material customer, supplier or other business relation, or hire any person known to him to have been our employee during the 12 months prior to termination. Unless Mr. Bottoli's employment is terminated for cause, we are obligated to pay Mr. Bottoli a non-compete payment, in addition to any other termination payments, which will cease on the earlier of our written election to Mr. Bottoli terminating his non-compete obligations, Mr. Bottoli's acceptance of alternative employment with compensation equal or greater than his prior year's base salary (which does not violate his non-compete obligations), or the end of the non-compete period. If Mr. Bottoli is terminated without cause, the non-compete payment, to be paid monthly, will be equal to a pro rata portion of his annual salary, calculated as the average of his salary during the previous three-year period. If Mr. Bottoli resigns (with or without good reason, as defined in the Bottoli Agreement), the non-compete payment, paid monthly, will be equal to a pro rata portion of his annual salary, calculated as the average of his salary during the previous three-year period, plus (provided that Mr. Bottoli still owns any Shares or shares of preferred stock) the greater of his average bonus during the previous three-year period or 50 per cent of his allocated bonus.

    (iii)
    On May 11, 2005, Samsonite Europe and Mr. Bottoli executed a Management Agreement, with an effective date of June 25, 2004, and in connection therewith, on May 12, 2005 Mr. Bottoli and the Company executed a letter of understanding regarding the Management Agreement. Under the Management Agreement, Mr. Bottoli serves as managing director of Samsonite Europe, in charge of the day-to-day management of Samsonite Europe and its subsidiaries, in exchange for an annual management fee of €100,000. In June 2004, we paid Mr. Bottoli a sign-on bonus of €33,333, which was an advance against the management fee. The Management Agreement provides that Samsonite Europe will provide an automobile for Mr. Bottoli's business use with aggregate annual expenses not to exceed €25,000, and during such time as his place of work is Oudenaarde, Belgium, Samsonite Europe will (i) rent an apartment for his use with annual expenses not to exceed €25,000; and (ii) reimburse him for professional travel to and from Oudenaarde in an aggregate amount not to exceed €25,000 annually. The Management Agreement provides for group medical insurance and for the participation of Mr. Bottoli in all Samsonite Europe benefit programs for which directors of Samsonite Europe are generally eligible. While the Management Agreement provides that such agreement may be terminated by Samsonite Europe or Mr. Bottoli upon 45 days prior written notice to the other party, the letter of understanding provides that, notwithstanding the terms of the Management Agreement, we shall cause Samsonite Europe not to terminate the Management Agreement unless and until the Bottoli Agreement is terminated. The letter of understanding further provides that if the Bottoli Agreement is terminated, the Management Agreement shall be terminated at the same time, provided that, notwithstanding such termination, we are required to continue to pay Mr. Bottoli the management fee on a monthly basis, until the earlier of our written election to Mr. Bottoli terminating his non-compete obligations, Mr. Bottoli's acceptance of alternative employment with compensation equal to or greater than his prior year's base salary (which does not violate his non-compete obligations), or the end of the non-compete period (as set forth in the Bottoli Agreement). The Management Agreement is effective as of June 25, 2004. In connection with entering into the Management Agreement, Mr. Bottoli and Samsonite Europe terminated, as of the date it was originally entered into, a Consulting Agreement dated as of March 3, 2004 (and a letter agreement of similar effect to the letter of understanding) pursuant to which he was to provide consulting services to Samsonite Europe.

  (b)
  Stonebridge Deferred Compensation Award

  (i)
  Deferred compensation award

          On March 17, 2005, the Compensation Committee granted to Stonebridge Development Limited, a corporation formed by a trust established by Mr. Bottoli for the benefit of himself and his family, or Stonebridge, a deferred compensation award in the amount of $4,725,000 to compensate the grantee for the loss of value represented by adjusting the exercise price of options granted to Stonebridge in March 2004 to an exercise price per Share equal to or greater than fair market value of a Share on the original date of the grant. The deferred compensation award provides for a maximum benefit expressed as a fixed U.S. dollar amount, subject to vesting. The deferred compensation award may be paid in cash or in Shares at our discretion, as more fully discussed below.

    (ii)
    Adjustment

          Under certain circumstances, the award amount is subject to downward adjustment. If on the date of vesting of any portion of the deferred compensation award the per Share fair market value of the Shares is less than $0.665, the award amount shall be adjusted so as to be equal to the product of (A) the excess, if any, of the per share fair market value of the Shares on such vesting date over $0.35 (the exercise price of the options prior to amendment) multiplied by (B) 15,000,000 (the number of options with respect to which the award was granted). Any amount calculated in accordance with the preceding formula will then be multiplied by the percentage of the deferred compensation award vested as of such vesting date.

    (iii)
    Vesting

    (1)
    Subject to paragraph (2) below, the deferred compensation award shall vest in full on the earlier to occur of (x) a "Change of Control" (as defined in the Stock Option Agreement entered into among Stonebridge, Marcello Bottoli and the Company, effective April 19, 2004, or the Stonebridge Option Agreement), (y) March 2, 2014 and (z) Mr. Bottoli's resignation from his position as our chief executive officer pursuant to the first sentence of Section 8 of the Stonebridge Option Agreement, in each case, provided Mr. Bottoli is employed by us as of such event or date, referred to as a "vesting event".

    (2)
    In the event that prior to the occurrence of a vesting event Mr. Bottoli is no longer employed by us as a result of (x) Mr. Bottoli's death or permanent disability, (y) Mr. Bottoli's termination without cause or (z) Mr. Bottoli's resignation with good reason, all or a portion of the deferred compensation award shall become vested as of the effective date of such a termination of employment, according to the following schedule:

Termination on or after March 3, 2006 and prior to March 3, 2007	40%
Termination on or after March 3, 2007 and prior to March 3, 2008	60%
Termination on or after March 3, 2008 and prior to March 3, 2009	80%
Termination on or after March 3, 2009	100%
    (iv)
    Payment

        The deferred compensation award may be paid in cash or in Shares or in a combination of both at our discretion; provided, however, that any payment shall include an amount of cash at least equal to the amount necessary to satisfy all income and employment tax obligations incurred by the grantee with respect to such payment. If paid in Shares, such Shares will be subject to the CEO Stockholders Agreement described in paragraph 11.5 of this Part XVI below.

  (c)
  Richard H. Wiley Employment Agreement

  (i)
  We entered into an employment agreement with Mr. Wiley, or the Wiley Agreement, effective as of February 1, 2001 for successive one-year periods ending on January 31, 2002 and for each year thereafter; provided that the term will end on the last day of a contract year if we give Mr. Wiley written notice of our intention not to extend the agreement not less than six months from the end of a contract year. The Wiley Agreement provides for an annual base salary of $300,000. The Wiley Agreement provides that the Board may increase the base salary payable to Mr. Wiley, and his current salary is $345,000. Mr. Wiley is also entitled to receive an incentive bonus of up to 75 per cent of annual base salary if we attain certain annual performance goals and Mr. Wiley completes certain annual projects prescribed by the Board. The Wiley Agreement provides for participation of Mr. Wiley in all of our pension, welfare, savings, and other benefit and insurance plans on the same basis as our other executive officers in the United States. The Wiley Agreement provides that if we terminate Mr. Wiley's employment without cause, or if Mr. Wiley terminates his employment for good reason, then (1) we will be required to pay Mr. Wiley a sum equal to 18 months of base salary; provided that in the event we have provided a timely notice of non-renewal, the amount of base salary paid between the date of the notice and the date of termination will be subtracted from the 18 months of base salary and (2) until Mr. Wiley becomes eligible for coverage under another employer's benefit plans, we will allow Mr. Wiley to continue to participate, for the number of months remaining in the term of the Wiley Agreement, in all of our health and welfare benefit plans, provided such participation is permissible under the general terms and provisions of those plans. Mr. Wiley is eligible to receive the incentive bonus for any contract year only if he is employed through the end of the year. The Wiley Agreement provides that during Mr. Wiley's employment with us and for a period of one year thereafter, Mr. Wiley will not, directly or indirectly, as a principal, officer, director, employee or in any other capacity whatsoever, without our prior written consent, engage in, or be or become interested or acquire any ownership of any kind in, or become associated with, or make loans or advance property to any person engaged in or about to engage in, any business activity which is competitive with any of the businesses then engaged in by us in any of the geographic areas in which such businesses have been conducted by us during the last 12 months of his employment.

    (ii)
    On November 12, 1999, pursuant to our 1995 Stock Option and Incentive Award Plan, or the 1995 Plan, Mr. Wiley was awarded options to purchase 105,000 Shares at a price of $6.00 per Share, the market value at the date of grant. The options have a ten-year term. Subject to meeting certain performance targets measured by our adjusted EBITDA, for the fiscal year ended on the January 31 immediately preceding each vesting date, 25 per cent of the options vest and become exercisable on April 30, 2000 and an additional 25 per cent become exercisable on each April 30, 2001, 2002 and 2003. Since we met this performance target for the fiscal year 2000, 26,250 options to purchase Shares vested and are currently exercisable. The remaining 78,750 options to purchase Shares have not vested and are not currently exercisable because we failed to meet the performance target each year following fiscal year 2000. Options that do not vest on a vesting date because we did not meet our performance target may vest on the next vesting date if we meet our performance target for the next succeeding year. Notwithstanding these vesting provisions, we are deemed to have attained the performance targets for each year after a change of control event occurs. Notwithstanding these vesting provisions, all options will vest on the ninth anniversary of the date of the grant if Mr. Wiley remains continuously employed by us through that date.

  (d)
  Thomas Korbas Agreement

    We entered into a severance letter agreement with Mr. Korbas, or the Korbas Agreement, dated January 21, 2005. The Korbas Agreement provides that in the event we elect to terminate Mr. Korbas' employment other than for cause, we will provide him with a six-month notice period during which Mr. Korbas agrees to provide such services as we reasonably request, and we agree to maintain his employment, salary and benefits. Following such notice period and Mr. Korbas' waiver and release of any claims against us, we agree to pay Mr. Korbas a lump sum severance payment in an amount equal to 12 months of his then current base salary, but not less than $279,000, his salary on the date of execution of the Korbas Agreement.

  (e)
  Marc Matton Employment Agreement

  (i)
  Samsonite Europe entered in an Employment Agreement with Mr. Matton, the Matton Agreement, effective as of October 1, 2000. Under the Matton Agreement, Mr. Matton is obligated to devote full time to the performance of services for Samsonite Europe. The Matton Agreement provides for an annual base salary of €200,000. The Matton Agreement provides that the Board of Samsonite Europe may increase the base salary payable to Mr. Matton. Mr. Matton is also entitled to receive an annual incentive bonus in an amount up to 75 per cent of annual base salary if Samsonite Europe attains certain annual performance goals and Mr. Matton completes certain annual projects prescribed by the Board of Directors of Samsonite Europe. The Matton Agreement provides for participation of Mr. Matton in Samsonite Europe's pension plan in Belgium and other benefit arrangements, including medical care, reimbursement for car expenses, participation in the stock option plan and travel insurance policies. The Matton Agreement provides that if Samsonite Europe terminates Mr. Matton's employment without cause, or if Mr. Matton terminates his employment for good reason, then Samsonite Europe will be required to pay Mr. Matton the amount of indemnity due under the "Claeys-formule" used by Belgian Labour Courts, for which purpose Mr. Matton's seniority will be counted from his first working day with us, June 1, 1974. The Matton Agreement provides that during Mr. Matton's employment with Samsonite Europe and for a period of one year thereafter (unless such employment is terminated by Samsonite Europe without cause or by Mr. Matton with good reason), Mr. Matton will not, directly or indirectly, without the prior written consent of Samsonite Europe, engage in, or be or become interested or acquire any ownership of any kind in, or become associated with, or make loans or advance property to any person engaged in or about to engage in, any business activity which is competitive with any of the businesses then engaged in by Samsonite Europe on any of the geographic areas in which such businesses have been conducted by Samsonite Europe during the last 12 months of his employment. The Matton Agreement expires on February 12, 2009.

    (ii)
    On November 12, 1999, pursuant to the 1995 Plan, Mr. Matton was awarded options to purchase 70,000 Shares at a price of $6.00 per Share, the market value at the date of grant. The options have a ten-year term. Subject to meeting certain performance targets measured by our adjusted EBITDA for the fiscal year ended on the January 31 immediately preceding each vesting date, 25 per cent of the options vest and become exercisable on April 30, 2000 and an additional 25 per cent could have become exercisable on each April 30, 2001, 2002 and 2003. Since we met this performance target for fiscal year 2000, 17,500 options to purchase Shares vested and are currently exercisable. The remaining 52,500 options to purchase Shares have not vested and are not currently exercisable because we failed to meet the performance target each year following fiscal year 2000. Options that do not vest on a vesting date because we did not meet our performance target may vest on the next vesting date if we meet our performance target for the next succeeding year. Notwithstanding these vesting provisions, we are deemed to have attained the performance targets for each year after a change of control event occurs. Notwithstanding these vesting provisions, all options will vest on the ninth anniversary of the date of the grant if Mr. Matton remains continuously employed by us through that date.

  (f)
  Giuseppe Fremder Consulting Agreement

    We entered into a Consulting Agreement with Giuseppe Fremder, the Fremder Agreement, dated April 1, 1995, under which Mr. Fremder agreed to serve as managing director of our Italian subsidiary, Samsonite Italy. The Fremder Agreement provides that if Mr. Fremder's employment is terminated other than for cause, he will be paid an amount equal to two and one-half (2.5) times his total annual remuneration of the previous calendar year, exclusive of expenses, bonuses or other benefits. Mr. Fremder's current annual salary under the Fremder Agreement is $291,610. The Fremder Agreement provides that during the term of the agreement and for a period of two years thereafter, Mr. Fremder will not: (i) interfere with Samsonite Italy's customer relationships in Italy; (ii) employ or attempt to employ the then employees of Samsonite Italy on behalf of a competing entity in Italy; or (iii) engage in the manufacturing or marketing of any product which Samsonite Italy manufactured or marketed at the time the Fremder Agreement is terminated, or any similar product in Italy.

  (g)
  Wiley and Korbas Deferred Compensation Awards

  (i)
  On March 17, 2005, the Compensation Committee granted to Richard H. Wiley and Thomas Korbas deferred compensation awards in the amount of $840,000 and $420,000, respectively. The deferred compensation awards were granted to compensate them for the loss of value represented by the cancellation of stock options granted during 2004 with exercise prices per Share below the fair market value of a Share on the date of grant and the replacement of such discounted options with options having an exercise price per Share equal to fair market value per Share on the date of grant. The deferred compensation award may be paid in cash or in Shares at our discretion, as more fully discussed below.

    (ii)
    Adjustment

          The award amount is subject to downward adjustment if the market price of the Shares on the vesting date of the deferred compensation award is less than $0.665, the fair market value of the Shares on March 17, 2005, as follows: if, on the date of vesting of any portion of the deferred compensation award, the per share fair market value of the Shares is less than $0.665, the award amount shall be adjusted so as to be equal to the product of (i) the excess, if any, of the per share fair market value of the Shares on such vesting date over $0.525, multiplied by (ii) the number of Shares subject to the option as of the vesting date, which amount shall then be multiplied by the percentage of the deferred compensation award vested as of such vesting date.

    (iii)
    Vesting

    (1)
    Subject to paragraph (2) below, the deferred compensation award shall vest in full on the earlier to occur of (x) a change of control and (y) September 25, 2013, in each case, provided the grantee is employed by us as of such event or date, a vesting event.

    (2)
    Messrs. Wiley and Korbas are 20 per cent vested for the Tier One deferred compensation awards. In the event that, prior to the occurrence of a vesting event, a grantee is no longer employed by us as a result of (x) grantee's death or permanent disability; or (y) grantee's termination without cause, all or a portion of the deferred compensation award will become vested as of the effective date of such a termination of employment, according to the following schedule:

Tier One Award
Termination on or after March 17, 2006 and prior to March 17, 2007	40%
Termination on or after March 17, 2007 and prior to March 17, 2008	60%
Termination on or after March 17, 2008 and prior to March 17, 2009	80%
Termination on or after March 17, 2009	100%
Tier Two Award
Termination prior to March 17, 2007	0%
Termination on or after March 17, 2007 but prior to March 17, 2008	25%
Termination on or after March 17, 2008 but prior to March 17, 2009	50%
Termination on or after March 17, 2009 but prior to March 17, 2010	75%
Termination on or after March 17, 2010	100%
    (iv)
    Payment

          The deferred compensation award may be paid in cash or in Shares or in a combination of both at our discretion; provided, however, that any payment will include an amount of cash at least equal to the amount necessary to satisfy all income and employment tax obligations incurred by the grantee with respect to such payment. If paid in Shares, such Shares will be subject to the Executives' Stockholders Agreement described in paragraph 11.5 of this Part XVI below.

    (v)
    Amendment to Executive Stock Option Agreements and Executive Deferred Compensation Award Agreements

        We plan to amend each Executive Stock Option Agreement which was effective on or before March 17, 2005, so that the tier two options will have a vesting schedule as follows: 25 per cent of the tier two options will vest on the first anniversary of the date of grant, with an additional 25 per cent vesting on each anniversary of the date of grant thereafter until all the tier two options are fully vested. Those Executive Stock Option Agreements with an effective date after March 17, 2005 will have amendments made to the vesting schedule of their tier one options so that such options will vest on the first five anniversaries starting from the anniversary of grant.

        The vesting schedule in each Executive Deferred Compensation Award Agreement will be amended to match the vesting schedule of the respective Executive Stock Option Agreement.

7.      Additional Information on the Board and Executive Officers

7.1
The final prospectus in relation to the global offering will include full details of the current and past directorships held by our Directors and executive officers within the past five years, in addition to their directorships in Samsonite Corporation and certain of our subsidiaries.

7.2
The business address of all of our Directors and executive officers is Samsonite Corporation, 11200 45th Avenue, Denver, Colorado 80239.

7.3
We have no outstanding indebtedness owed to any of our directors or executive officers.

7.4
None of our Directors or executive officers has at any time within the last five years:

(a)
had any convictions (whether spent or unspent) in relation to offences involving fraud or dishonesty;

(b)
been adjudged bankrupt or been the subject of any individual voluntary arrangement;

(c)
been the subject of any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies);

(d)
been disqualified by a court from acting as a director or other officer of any company or from acting in the management or conduct of the affairs of any company;

(e)
been a partner in a partnership which, while he was a partner or within 12 months of his ceasing to be a partner, was put into compulsory liquidation or administration or entered into any partnership voluntary arrangement, or had a receiver appointed over any partnership asset;

(f)
had a receiver appointed with respect to any assets belonging to him; or

(g)
been a director of a company which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation or administration or which entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of creditors, at any time while he was a director of that company or within 12 months after his ceasing to be a director.

7.5
Save as disclosed in paragraph 7.6 below, none of the Directors has any potential conflicts of interest between their duties to us and their private interests and/or their duties to third parties.

7.6
Certain of our non-executive Directors are employed by or otherwise affiliated with our Major Stockholders and have been appointed to the Board of Directors as nominees of our Major Stockholders in accordance with the terms of the Sponsors' Stockholders Agreement: Antony Ressler and Jeffrey Schwartz are nominees of Ares, Ferdinando Quartieri and Melissa Bethell are nominees of Bain and Lee Sienna is a nominee of OTPP. For a summary of the Sponsors' Stockholders Agreement, see "— Sponsors' Stockholders Agreement" under paragraph 11.4 of this Part XVI. We expect, prior to (and conditional upon) Admission, to terminate the Sponsors' Stockholders Agreement. On termination of the Sponsors' Stockholders Agreement, we expect to enter into a letter agreement with our Major Stockholders, pursuant to which, amongst other provisions, and subject to Ares, Bain Capital or OTPP, as the case may be, individually owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares, Bain Capital or OTPP, respectively.

7.7
The aggregate emoluments in fiscal year 2006 (including pension contributions and other benefits paid or granted by us) of our Chief Executive Officer, and our four next most highly compensated executive officers serving in such capacity as of the end of fiscal year 2006, which group includes our Chief Financial Officer, were approximately $3,728,054.

7.8
We expect that the aggregate emoluments (including pension contributions and other benefits to be paid or granted by us) of our Chief Executive Officer, and our four next most highly compensated executive officers serving in such capacity, which group includes our Chief Financial Officer, in fiscal year 2007 will be substantially the same as those in fiscal year 2006.

7.9
Other than as described in paragraph 6 above, no benefit, payment or compensation of any kind is payable to any Executive Director of Samsonite Corporation upon termination of his or her employment.

8.      Related Party Transactions

  We have entered into advisory agreements with our Major Stockholders, Ares, Bain Capital and OTPP, or their designees referred to in this document as the "Advisory Agreements". The Advisory Agreements provide that we will pay each of these three parties an advisory fee of $500,000 per year for five years beginning July 31, 2003. If any of our Major Stockholders no longer holds at least 33 per cent of the amount of our capital stock that it owned as of the date of the closing of the transactions under the Recapitalisation Agreement described in paragraph 11.3 of this Part XVI below, the Advisory Agreement between us and that party will terminate. We are expecting, prior to (and conditional upon) Admission, to terminate the Advisory Agreements in exchange for the payment to the Major Stockholders of a termination fee in an amount that will be determined prior to Admission.

  Our Indian subsidiary, Samsonite Southeast Asia Pvt. Ltd., or Samsonite Southeast Asia, purchases raw materials from and sells certain raw materials to Tainwala Chemicals and Plastics India Ltd., or Tainwala. Tainwala is managed and controlled by the family of Dr. Ramesh Tainwala, the Chief Operating Officer of Samsonite Southeast Asia. Dr. Tainwala and his family own a 40 per cent stake in our Indian subsidiary. We purchased raw materials and capital goods from Tainwala in the amounts of $2,086,000 $454,000 and $28,000 during the years ended December 31, 2005, 2004 and 2003 respectively. We sold raw materials to Tainwala in the amounts of $932,000 $145,000 and $10,000 during the years ended December 31, 2005, 2004 and 2003, respectively. In addition, approximately $82,000 $80,000 and $58,000 was paid to entities owned by Dr. Tainwala and his family for office space rent during the years ended December 31, 2005, 2004 and 2003, respectively.

9.      Employees' Share Schemes

9.1    Options Granted

  The following table presents information concerning individual grants of options to purchase Shares made during fiscal year 2006 to (a) our Chief Executive Officer and (b) our four next most highly compensated executive officers serving in such capacity as of the end of fiscal year 2006, which group includes our Chief Financial Officer. This section should be read in conjunction with paragraph 2.7 of this Part XVI.

Option Grants in Last Fiscal Year

		Percent of Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted						Potential Realised Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
			Exercise or Base Price ($/Sh.)
Name					Expiration Date
							0%($)	5%($)	10%($)
Marcello Bottoli	—	—	—		—		—	—	—
Richard H. Wiley	6,000,000	15.3%	$0.665	(2)(3)	3/17/2015	(2)	—	2,509,290	6,359,032
Thomas Korbas	3,000,000	7.7%	$0.665	(2)(3)	3/17/2015	(2)	—	1,254,645	3,179,516
Marc Matton	3,000,000	7.7%	$0.525	(3)(4)	3/17/2015		420,000	1,674,645	3,599,516
Giuseppe Fremder	3,000,000	7.7%	$0.525	(3)(4)	3/17/2015		420,000	1,674,645	3,599,516

Notes:

(1)
Calculated based on assumed annual increases of market price from closing price of Shares on date of grant to the end of the option term, compounded annually. Assumed rates of stock price appreciation are for illustrative purposes only and do not reflect actual or forecasted rates of stock price appreciation.

(2)
Option cancelled and reissued on March 17, 2005, at an exercise price of $0.665 per share, expiring March 17, 2015.

(3)
Each option grant is divided equally into Tier One options and Tier Two options, with each tier vesting subject to continued employment. Tier One: 20 per cent are exercisable on the grant date, with an additional 20 per cent vesting on each anniversary of the grant date thereafter until all Tier One options are vested. Tier Two: 25 per cent shall become exercisable on the second anniversary of March 1, 2004, with an additional 25 per cent vesting on each anniversary of the grant date thereafter until all Tier Two options are vested. All options will vest in full upon a change in control.

(4)
Option cancelled and reissued on March 17, 2005, at an exercise price of $0.525 per share, expiring March 17, 2015.

9.2    Options Held as of January 31, 2006

  The following table discloses, for (a) our Chief Executive Officer and (b) our four next most highly compensated executive officers serving in such capacity as of the end of fiscal year 2006, which group includes our Chief Financial Officer, information regarding stock options that were held as of January 31, 2006.

Aggregated Option Exercises as of January 31, 2006

			Number of Securities Underlying Options as of January 31, 2006		Value of Unexercised in-the-money Options as of January 31, 2006 ($)
	Shares Acquired On Exercise(#)
Name		Value Realised $
			Exercisable	Unexercisable	Exercisable	Unexercisable(1)
Marcello Bottoli	—	—	6,000,000	24,000,000	765,000	$3,060,000
Richard H. Wiley	—	—	689,011	5,478,750	87,000	783,000
Thomas Korbas	—	—	339,367	2,700,000	43,500	391,500
Marc Matton	—	—	342,957	2,752,500	85,500	769,500
Giuseppe Fremder	—	—	337,195	2,700,000	85,500	769,500

Note:

(1)
Total value of options based on fair market value of common stock of $0.81 as of January 31, 2006.

9.3    Stock Options — Acceleration of Vesting Upon a Change of Control

  In addition to the stock options described above in connection with the discussions of agreements for certain of the executive officers, the following table lists outstanding stock options included in the table set out in paragraph 9.2 above and which upon the occurrence of a change of control would become fully vested:

Option Holder	Option Grant Date	No. Of Shares	Exercise Price
Richard H. Wiley	March 17, 2005	6,000,000	$0.665
Thomas Korbas	March 17, 2005	3,000,000	$0.665
Marc Matton	March 17, 2005	3,000,000	$0.525
Giuseppe Fremder	March 17, 2005	3,000,000	$0.525

  Each option grant is divided equally into Tier One options and Tier Two options, with each tier vesting subject to continued employment. Tier One: 20 per cent are exercisable on the grant date, with an additional 20 per cent vesting on each anniversary of the grant date thereafter until all Tier One options are vested. Tier Two: 25 per cent will become exercisable on the second anniversary of the grant date, with an additional 25 per cent vesting on each anniversary of the grant date thereafter until all Tier Two options are vested. Upon a change of control, all unvested options will automatically vest. A change of control is defined to mean the occurrence of any of the following events with respect to a person or group (other than the Major Stockholders): (i) acquisition of our securities representing 50 per cent or more of the combined voting power of our then outstanding securities; (ii) an agreement for our sale or disposition of all or substantially all of our assets, including, without limitation, a disposition by means of a merger, consolidation or similar transaction; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted our Board of Directors (together with any new Directors whose election by the Board was approved by a vote of a majority of our Directors then still in office who were either Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office.

  We plan to amend the Executive Stock Option Agreements as set forth in paragraph 6.3(g)(v) of this Part XVI above.

9.4    Stonebridge Stock Option Agreement

  (a)
  Stonebridge is a British Virgin Islands corporation formed by a trust established by Marcello Bottoli, our Chief Executive Officer, for the benefit of himself and his family. The Stock Option Agreement with Stonebridge dated April 19, 2004, granted the Stonebridge options in two tiers: Tier One — 15,000,000 shares with an exercise price of $0.35 per share; and Tier Two — 15,000,000 Shares with an exercise price of $0.70 per Share. On March 17, 2005, the Compensation Committee adopted and approved an amendment to the Stonebridge Option Agreement to adjust the exercise price such that the new exercise price for Tier One options is $0.665 per Share and for Tier Two Options is $0.70 per Share.

  (b)
  The Stonebridge option provides the grantee with the opportunity to purchase an aggregate of 30,000,000 Shares. The Stonebridge option has a ten-year term (subject to earlier termination), is non-transferable, and may be exercised only by the grantee. The number of Shares subject to the Stonebridge option and the exercise price for the Shares are subject to equitable adjustment as provided in our Fiscal Year 1999 Stock Option and Incentive Award Plan, or the 1999 Plan; provided, that if we issue Shares at a price below $0.52 per Share and our prior year's EBITDA (earnings before interest, taxes, depreciation and amortisation) exceeded the performance model as agreed to between us and Mr. Bottoli, the Stonebridge option will be adjusted to compensate for the dilution. The Stonebridge option will vest with respect to 20 per cent of each of the Tier One Options and the Tier Two Options on each of the first five anniversaries of Mr. Bottoli's date of employment, subject to a one per cent increase in our consolidated revenues from: (i) fiscal year 2004 to fiscal year 2005; (ii) fiscal year 2005 to fiscal year 2006; or (iii) fiscal year 2006 to fiscal year 2007. Upon a "change in control" (as defined in the Stonebridge option), all unvested portions of the Stonebridge option will become immediately vested.

  (c)
  The shares that may be issued pursuant to the exercise of the Stonebridge option are to be subject to the terms of the CEO Stockholders Agreement described in paragraph 11.5 of this Part XVI below. The shares to be subject to the Stonebridge option are not currently registered, and the Stonebridge option contains provisions relating to the grantee's rights, under certain circumstances, to require us to register, under the Securities Act, those Shares that are purchased pursuant to the exercise of the Stonebridge option.

  (d)
  If Mr. Bottoli resigns from his position as Chief Executive Officer for good reason, the unvested portion of the Stonebridge option will be cancelled; provided, however, that if, in the fiscal year immediately preceding his resignation we achieve EBITDA that exceeded the performance model as agreed to between us and Mr. Bottoli, then any unvested portion of the Stonebridge option shall become fully vested. If Mr. Bottoli's employment with us is terminated for cause, the Stonebridge option will automatically terminate and be cancelled in its entirety. If Mr. Bottoli's employment is terminated by us for any reason other than for cause, the vested portion of the Stonebridge option will remain exercisable for 90 days following the date of termination (or until the expiration of the ten year term, if sooner). If within one year following a change in control, Mr. Bottoli's employment with us is terminated in a change in control termination, the Stonebridge option will remain exercisable for 90 days following the date of termination (or until the expiration of the ten-year option term, if sooner). If Mr. Bottoli's employment with us is terminated other than (i) by his resignation for good reason or (ii) his termination other than for cause, and Mr. Bottoli dies or suffers from a permanent disability within 90 days after termination, then the post-termination exercise period will be extended to one year from the date of disability or death (or until the expiration of the ten-year term, if sooner).

  (e)
  If Mr. Bottoli is no longer employed as our Chief Executive Officer for any reason, we have the right to repurchase the Shares Mr. Bottoli acquired through the exercise of the Stonebridge option, as follows: (i) for the 30-day period following the date of termination, the grantee may exercise any vested portion of the Stonebridge option on a cashless basis to the extent that the fair market value of our Shares is greater than the exercise price of such vested portion; (ii) if the grantee does not exercise the Stonebridge option as described in clause (i) and in the event that Mr. Bottoli has been terminated without cause or because of his death or disability, or if Mr. Bottoli has resigned for good reason, the then-outstanding Stonebridge option may be acquired by us at fair market value; and (iii) in all other circumstances of Mr. Bottoli's termination, the then-outstanding Stonebridge option automatically terminates on the thirty-first day following the termination date.

  (f)
  The Stonebridge option contains a provision that allows the grantee, after the completion of certain types of underwritten public offerings for our Shares, to receive cash, rather than Shares, upon exercise of some or all of the options. The election to receive cash in lieu of Shares is available to the grantee after an underwritten public offering: (i) at an offering price not less than 225 per cent of the then conversion price of our 2003 convertible preferred stock; (ii) with net proceeds to us or selling stockholders of at least $100 million; and (iii) that would result in either a sale of at least 17.5 per cent of the Shares (treating the preferred stock as converted to Shares) or an issuance of newly issued Shares that, together with sales of stock by selling stockholders, would have the effect of reducing the voting power of the equity sponsors by at least 17.5 per cent. The amount of cash received by the grantee upon such an election would be equal to the difference between the fair market value of the option shares and the aggregate exercise price of such option shares.

9.5    1995 Stock Option and Incentive Award Plan

  We have reserved 2,550,000 Shares for issuance under the 1995 Plan. The 1995 Plan provides for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards or other forms of awards consistent with the purposes of the plan. Incentive stock options must be issued at exercise prices no less than the fair market value of the Shares at the date of the grant. Nonqualified options may be granted at exercise prices at or below the market value, but not at less than 50 per cent of the market value of the Shares at the date of the grant. Options granted under the 1995 Plan will vest over a period of not more than ten years as determined by the Compensation Committee. As of March 31, 2006, options for 597,758 shares were outstanding at option exercise prices ranging from $5.00 to $10.00 per Share. Since October 18, 2005, no more options may be granted under the 1995 Plan.

9.6    Samsonite Corporation Amended and Restated Fiscal Year 1999 Stock Option and Incentive Award Plan

  We have reserved 75,000,000 Shares for issuance under the 1999 Plan. On March 17, 2005, the Compensation Committee amended the 1999 Plan to, among other things, increase the number of Shares reserved for issuance thereunder from 75,000,000 to 95,000,000. These amendments were approved by the stockholders at the 2005 annual meeting. The 1999 Plan provides for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units, and other stock-based awards (including deferred compensation payable in Shares). The 1999 Plan is administered by the Compensation Committee which has full authority to determine, among other things, the persons to whom awards under the 1999 Plan will be made, the number of Shares subject to the awards, and the specific terms and conditions applicable to awards. Stock options granted under the 1999 Plan will have an exercise period of not more than ten years. As of March 31, 2006, options for 70,113,000 Shares were outstanding at option prices ranging from $0.35 to $5.75 per Share.

9.7    Amendment to Executives' Stockholders Agreement and CEO Stockholders Agreement

  Prior to Admission, we expect to amend the Executives' Stockholders Agreement and the CEO Stockholders Agreement so that each Executive and our Chief Executive Officer may sell in the global offering the same pro rata percentage of their respective shareholdings as the Major Stockholders sell pursuant to the global offering, subject to, in the case of the Executives and our Chief Executive Officer, a maximum of 25 per cent of their respective shareholdings. The shareholdings of each Executive and our Chief Executive Officer shall for these purposes be calculated as the aggregate of: (a) the number of Shares underlying all stock options held by the Executive or our Chief Executive Officer, as the case may be, whether the options are vested or unvested; (b) the number of Shares issuable in connection with the acceleration and distribution of a portion of each Executive's and our Chief Executive Officer's award under the Amendment to each executive's Executive Deferred Compensation Award Agreement (as described in paragraph 6.3(g)(v) of this Part XVI above); (c) the value of the deferred compensation award of each Executive or our Chief Executive Officer, as the case may be, under their Deferred Compensation Award Agreement, after giving effect to clause (b) above (converted into share numbers prior to the global offering, based on the per share offering price); and (d) the number of Shares issuable upon conversion of the preferred stock of each Executive or our Chief Executive Officer, as the case may be.

10.    Pensions

  We have a qualified defined benefit plan which covers most of our U.S. employees and a nonqualified defined benefit plan which covers certain highly compensated executives. We had charges to the results of operations from pension expense of $6.0 million for fiscal year 2006 and $2.7 million for fiscal year 2005 and a credit to the results of operations from pension income of $0.1 million for fiscal year 2004. Inherent in pension valuations are several important assumptions, including discount rates and expected return on assets, which are updated at the beginning of each plan year based on current market conditions. Significant changes in pension credits or expense may occur in the future due to changes in assumptions caused by changing market conditions.

  Our actuaries calculate our pension plan obligations at the end of each plan year (December 31) and such measurement date valuation is used to record pension obligations in our fiscal year-end financial statements. Since fiscal year end January 31, 2003, the estimated accumulated benefit obligation (the actuarial present value of benefits attributed to employee service and compensation levels prior to the measurement date without considering future compensation levels), or ABO, has exceeded the fair value of the plans' assets. This result is primarily due to the decline in equity markets during and after 2002 and a decline in the discount rate used to estimate the pension liability because of lower U.S. interest rates since 2002. The ABO exceeded the fair value of plan assets as of December 31, 2005, 2004 and 2003 by $56.9 million, $42.2 million and $22.0 million, respectively. The result of this increase (decrease) in the ABO was a charge (credit) to other comprehensive income (loss) of $9.2 million, $17.8 million and $(7.0) million, for the years ended January 31, 2006, 2005 and 2004, respectively. Future market conditions and interest rates significantly impact future assets and liabilities of the pension plan, and similar charges or credits to stockholders' equity may be required in the future upon measurement of plan obligations at the end of each plan year.

  As of December 31, 2005, we invested 67 per cent of the plan assets in equity securities and 33 per cent in fixed income securities. As of December 31, 2004, our assets were invested in 72 per cent in equities and 28 per cent in fixed income securities. Our target for fiscal year 2007 is 60 to 70 per cent equity securities and 30 to 40 per cent fixed income securities. The asset allocation targets are set with the expectation that the plan's assets will fund the plan's expected liabilities with an appropriate level of risk. Expected returns, risk and correlation among asset classes are based on historical data and investment adviser input.

  We do not expect we will be required to contribute to our funded pension plans in fiscal year 2007. We made approximately $0.9 million in net benefit payments attributable to our unfunded post-retirement benefit plans during fiscal year 2006.

  We also sponsor defined contribution plans, qualified under Section 401(k) of the U.S. Internal Revenue Code, which are offered to certain groups of U.S. employees. Expense related to operations of these plans was $0.5 million, $0.6 million and $0.6 million for the years ended January 31, 2006, 2005 and 2004, respectively. The plans do not have significant liabilities other than benefit obligations.

  The benefits expected to be paid for U.S. pension and post-retirement benefits in each year from fiscal 2007 to fiscal 2011 are $18.6 million, $17.4 million, $17.3 million, $17.3 million and $17.2 million, respectively. The aggregate benefits expected to be paid in the five years from 2012 to 2016 are $88.1 million. The expected benefits to be paid are based on the same assumptions used to measure our benefit obligation as of December 31, 2005 and include estimated future employee service.

  The United States executives are participants in the Samsonite Employee Retirement Income Plan, or the Samsonite Pension Plan, and certain of the executives participate in the Supplementary Executive Retirement Plan, or the SERP. The Samsonite Pension Plan is a qualified defined benefit plan which provides benefits to the participants retiring at normal retirement age calculated based on years of service and average compensation (as defined by the pension plan), net of offsets for Social Security benefits. The SERP, which is a nonqualified unfunded plan, was adopted on December 1, 1995 and provides to eligible executives retirement benefits on compensation and benefits in excess of the U.S. Internal Revenue Code maximums for qualified plans.

  The following table shows the estimated hypothetical annual benefits payable pursuant to the Samsonite Pension Plan and the SERP to persons retiring at their normal retirement age in specified eligible compensation and years of service classifications.

	Years of Service
Remuneration
	15	20	25	30	35
$125,000	22,625	30,167	37,709	45,250	53,403
150,000	28,250	37,667	47,084	56,500	66,528
175,000	33,875	45,167	56,459	67,750	79,653
200,000	39,500	52,667	65,834	79,000	92,778
225,000	45,125	60,167	75,209	90,250	105,903
250,000	50,750	67,667	84,584	101,500	119,028
300,000	62,000	82,667	103,334	124,000	145,278
400,000	73,250	97,667	122,084	146,500	171,528
450,000	73,250	97,667	122,084	146,500	171,528
500,000	73,250	97,667	122,084	146,500	171,528
550,000	73,250	97,667	122,084	146,500	171,528
600,000	73,250	97,667	122,084	146,500	171,528

  Compensation covered by the above Plans is total cash compensation paid, including any amount contributed under a Section 401(k) plan. The benefits shown above are payable on a life annuity basis and are calculated prior to the application of any offset amounts.

  Mr. Wiley has accrued ten years of service credit under the Samsonite Pension Plan and the SERP. Mr. Korbas has accrued 26 years of service credit under the Samsonite Pension Plan.

11.    Material Contracts

  Set out below are all of the contracts (not being contracts entered into in the ordinary course of business) to which we are or have been a party within the two years immediately preceding the date of this document and which are, or may be, material, or are contracts entered into by us which contain any provision under which we have any obligation or entitlement which is or may be material to us at the date of this document.

11.1  Credit Agreement

  We and our principal European subsidiary are borrowers under a $60 million aggregate revolving credit facility, dated as of July 31, 2003, with General Electric Capital Corporation, or GE Capital, KBC Bank N.V. and certain other lenders. The revolving credit facility consists of a $35 million U.S. revolving loan and a $25 million European revolving loan. The revolving credit facility has a term of four years.

  Amounts available to be borrowed under the U.S. revolving loan are based on a percentage of the value of our eligible inventory and certain of our accounts receivable subject to certain reserves that GE Capital has the right to establish from time to time against availability. Amounts available to be borrowed under the European revolving loan are calculated on the basis of the consolidated EBITDA of our principal European subsidiary and its subsidiaries for the immediately preceding 12-month period, subject to any reserves that GE Capital has the right to establish from time to time against availability.

  As of January 31, 2006, there were no amounts outstanding under the U.S. revolving loan and the European revolving loan. As of January 31, 2006, there were $4.6 million of letters of credit outstanding under the U.S. portion of the facility.

  (a)
  Interest Rates

    At our option, the revolving loans bear interest at a fixed rate or a floating rate, plus an applicable margin (as determined pursuant to the terms of the credit agreement).

  (b)
  Security

    The obligations under the U.S. revolving loan and our other obligations are secured by, among other things, our U.S. real and personal property, guarantees from all of our U.S.

    subsidiaries, and pledges of 100 per cent of the capital stock of our U.S. subsidiaries, 100 per cent of the equity interests of SC International Holdings C.V., a Dutch limited partnership, held by C.V. Holdings, Inc., a direct wholly-owned subsidiary of ours and 66 per cent of the capital stock of our Canadian subsidiary and certain of our other material non-domestic subsidiaries (other than SC International Holdings C.V.). The European revolving loan and the other obligations of our European affiliate are secured by, among other things, guarantees from us and our U.S. subsidiaries and all non-U.S. material subsidiaries, and pledges of 100 per cent of the capital stock of our European affiliate, S.C. Denmark ApS, and SC International Holdings C.V.

  (c)
  Covenants and Events of Default

    The documentation governing the revolving credit facility contains customary financial and other covenants that, among other things, limit our ability to draw down the full amount of the revolving credit facility, engage in transactions with our affiliates, make acquisitions, participate in certain mergers, or make distributions or dividend cash payments to our equity holders or with respect to our subordinated debt. The documentation also contains customary events of default, including upon certain changes of control.

  (d)
  Amendments

    The credit agreement was amended on May 25, 2004 to permit the issuance of the notes described in paragraph 11.2 below and on November 23, 2004 to permit the sale and leaseback of the Denver real estate as described in paragraph 11.10 below.

11.2  Indentures

  We have issued euro-denominated floating rate senior notes due 2010, or the senior notes, under an indenture dated June 9, 2004, or the Senior Indenture, between us and The Bank of New York, or the trustee, as trustee. Additionally, we have issued 8 7/8 per cent senior subordinated notes due 2011, or the senior subordinated notes, under an indenture also dated June 9, 2004, or the Senior Subordinated Indenture, between us and the trustee.

  (a)
  Senior Notes

    As of January 31, 2006, we had €100.0 million principal amount outstanding of our senior notes. The senior notes are due on June 1, 2010. Interest is payable quarterly on March 1, June 1, September 1 and December 1 of each year at Euribor plus 4.375 per cent. As of January 31, 2006, interest was payable on the senior notes at 6.848 per cent per annum. The notes are redeemable on or after June 1, 2006 at redemption prices ranging from 102.0 per cent to 100.0 per cent of the principal amount depending on the redemption date, plus accrued interest. Upon a change of control of our group as defined in the Senior Indenture, we must make an offer to redeem the senior notes at 101.0 per cent of the principal amount, plus accrued interest. The senior notes are unsecured and rank equally with all existing and future senior debt.

  (b)
  Senior Subordinated Notes

    As of January 31, 2006, we had $174.9 million principal amount outstanding of our senior subordinated notes. The senior subordinated notes are due on June 1, 2011. Interest is payable semi-annually on June 1 and December 1 of each year at a rate of 8 7/8 per cent per annum. The senior subordinated notes are redeemable on or after June 1, 2008, at redemption prices ranging from 104.438 per cent to 100.0 per cent of the principal amount depending on the redemption date, plus accrued interest. Upon a change of control as defined in the Senior Subordinated Indenture, we must make an offer to redeem the senior subordinated notes at 101.0 per cent of the principal amount, plus accrued interest. The senior subordinated notes are unsecured and rank subordinate to existing and future senior debt, including indebtedness under the credit agreement described in paragraph 11.1 above, and rank equally with existing and future senior subordinated debt.

  (c)
  Covenants

    The indentures under which the senior notes and the senior subordinated notes were issued contain covenants that, among other things, restrict our ability to incur indebtedness, pay dividends and make certain other distributions, issue capital stock, make investments, repurchase stock, create liens, enter into transactions with affiliates, create dividend or other payment restrictions affecting restricted subsidiaries, merge or consolidate, and transfer or sell assets.

11.3  Recapitalisation Agreement

  On May 1, 2003, we entered into a Recapitalisation Agreement with the Major Stockholders which are Ares, Bain Capital and OTPP.

  As part of the recapitalisation, the Major Stockholders made a cash investment of $106 million in Samsonite in exchange for shares of newly issued convertible preferred stock. In connection with the investment, Samsonite, the Major Stockholders and an affiliate of Ares that owned shares of our pre-existing preferred stock entered into the Sponsors' Stockholders Agreement described in paragraph 11.4 below with respect to, among other things, the ownership of the new convertible preferred stock and our corporate governance following the recapitalisation.

  After receipt of the approval of the holders of common stock and the holders of existing preferred stock to amend the terms of the existing preferred stock, we converted all of our outstanding existing preferred stock into a combination of shares of our new convertible preferred stock and shares of our common stock, or a combination of shares of our common stock and warrants, at each of the holder's election. As described in paragraph 2.6 above, upon Admission our existing issued convertible preferred stock will be automatically converted into Shares.

  As part of the recapitalisation, we also refinanced a previously outstanding multicurrency revolving credit and term loan agreement with the credit agreement described in paragraph 11.1 above.

11.4  Sponsors' Stockholders Agreement

  As part of the recapitalisation that we completed in July 2003, the Major Stockholders acquired shares of our 2003 convertible preferred stock. In connection with such acquisition, we entered into a stockholders agreement, dated as of July 31, 2003, with the Major Stockholders and Ares Leveraged Investment Fund, L.P., an affiliate of Ares (referred to in this document as the "Sponsors' Stockholders Agreement"). The Sponsors' Stockholders Agreement includes, among others, the following provisions:

•
an agreement by the Major Stockholders to take all action lawfully within their power to cause the Board of Directors to have a certain agreed composition;

•
the grant to the Major Stockholders of certain demand registration rights (where our Major Stockholders can demand that we register an offering of their Shares in the Company);

•
the grant to the Major Stockholders of certain piggyback registration rights (where we are proposing to register, whether or not for our own account, any of our Shares or other equity interests in connection with a public offering);

•
an agreement by the Major Stockholders not to transfer their securities is us, other than in accordance with the provisions of the Sponsors' Stockholders Agreement;

•
the grant of rights of first offer to the other Major Stockholders in relation to any transfers that a Major Stockholder proposes to make of its securities in the Company;

•
in relation to certain sales that a Major Stockholder proposes to make of its securities in the Company, the grant to the other Major Stockholders of tag along rights and, in certain circumstances, the grant to the selling Major Stockholder of drag along rights;

•
an agreement by the Major Stockholders not to transfer any securities in the Company without the registration of the transfer of such securities under the Securities Act (if required); and

•
an agreement to abide by lock-up restrictions for a certain agreed period following any underwritten primary or secondary offering of our equity securities.

  We expect, prior to (and conditional upon) Admission, to terminate the Sponsors' Stockholders Agreement.

11.5  Executives' Stockholders Agreement and CEO Stockholders Agreement

  Approximately 50 of our executives (referred to in this document as the "Executives"), which include our executive officers, acquired shares of our 2003 convertible preferred stock from our Major Stockholders and/or have been granted options to purchase Shares. We and our Major Stockholders entered into a stockholders agreement, dated as of September 23, 2003, with the Executives (referred to in this document as the "Executives' Stockholders Agreement"). We and our Major Stockholders entered into a similar stockholders agreement, dated as of March 2, 2004, with our Chief Executive Officer, Mr. Marcello Bottoli, and Stonebridge Development Limited, or Stonebridge, a corporation formed by a trust established by Mr. Bottoli for the benefit of himself and his family (referred to in this document as the "CEO Stockholders Agreement").

  The Executives' Stockholders Agreement and the CEO Stockholders Agreement include, among others, the following provisions:

•
an agreement by the Executives and by our Chief Executive Officer, prior to September 23, 2013 (in the case of the Executives) and March 2, 2014 (in the case of our Chief Executive Officer), not to dispose of any interest in any Shares held by them without the consent of our Major Stockholders;

•
in relation to certain sales that a Major Stockholder proposes to make of its securities in the Company, the grant to the Executives and our Chief Executive Officer of tag along rights and, in certain circumstances, the grant to the selling Major Stockholder of drag along rights;

•
the grant to the Executives and our Chief Executive Officer of certain piggyback registration rights (where we are proposing to register, whether or not for our own account, any of our Shares or other equity interests in connection with a public offering);

•
the right for the Major Stockholders to purchase the securities in the Company held by an Executive or our Chief Executive Officer in the event that he or she is no longer employed by us for any reason;

•
the right for an Executive or our Chief Executive Officer no longer employed by us in certain circumstances to require us to purchase his or her Shares;

•
an agreement by the Executives and our Chief Executive Officer not to transfer any securities in the Company without the registration of the transfer of such securities under the Securities Act (if required);

•
an agreement to abide by lock-up restrictions for a certain agreed period following any underwritten primary or secondary offering of our equity securities; and

•
an agreement by us, the Major Stockholders, the Executives and our Chief Executive Officer, in the event that any term or provision of our by-laws conflicts with the Executives' Stockholders Agreement or the CEO Stockholders Agreement, to take all action reasonably necessary to amend the by-laws so that they conform with the provisions of the relevant agreement.

11.6  Letter Agreement with Major Stockholders

  Prior to, and conditional upon, Admission, we expect to enter into a letter agreement with our Major Stockholders. For a summary of the key proposed provisions of this letter agreement, see "Principal and Selling Stockholders — Letter Agreement with Major Stockholders" in Part XIII of this document.

11.7  Warrants dated as of July 31, 2003 held by Ares Leveraged Investment Fund, L.P.

  Pursuant to a warrant to purchase common stock, from July 31, 2003 until July 31, 2013, Ares Leveraged Investment Fund, L.P. is entitled to purchase 15,515,892 "Stock Units" from us at an exercise price of $0.75 per Stock Unit, subject to adjustment in the event that we issue Shares at a price less than the greater of the exercise price or fair market value per Share, make a pro rata repurchase of Shares or make certain distributions (by dividend or otherwise) to all holders of Shares. A "Stock Unit" represents one Share as of July 31, 2003, as adjusted to take into account any stock splits, subdivisions, reclassifications or combinations and any mergers, consolidations or disposition of assets. As of the date of this document, there are warrants outstanding to purchase 15,515,892 Shares at an exercise price of $0.75 per Share.

11.8  Warrant Agreement between Samsonite Corporation and BankBoston, N.A., as Warrant Agent, dated June 24, 1998

  On June 24, 1998, we appointed BankBoston, N.A. as warrant agent with respect to warrants for the purchase of an aggregate of 1,959,000 Shares. These warrants were issued and sold along with our 13 7/8 per cent senior redeemable exchangeable preferred stock (which is no longer outstanding). As of the date of this document, there are warrants outstanding under this warrant agreement to purchase 828,356 Shares at an exercise price of $13.02 per share.

11.9  Amendment and Restatement of Term Sheet dated as of July 23, 2003 between Samsonite Corporation and Pension Benefit Guaranty Corporation

  As part of a recapitalisation plan and stockholder rights plan, on June 5, 1998, we executed a term sheet with the Pension Benefit Guaranty Corporation, or PBGC, pursuant to which we granted an equal and ratable lien in the amount of $17.3 million in certain of our U.S. assets and subsidiaries as security in the event that Samsonite Pension Plan terminates under Title IV of ERISA. On July 23, 2003, in connection with the recapitalisation described in paragraph 11.3 above, we executed an amendment and restatement of the term sheet between us and PBGC, pursuant to which we agreed to make an additional $5 million cash contribution to the Samsonite Pension Plan on the closing of the recapitalisation. If we were to refinance our senior credit facility in the future and increase the size of the facility, the agreement requires that the PBGC lien be increased by an amount determined under a formula considering the amount of our unfunded pension liability under the Samsonite Pension Plan and the amount of the increase in the size of the facility. We also agreed to not transfer any of our assets held in the United States to any of our subsidiaries or other businesses outside of the United States (other than in the ordinary course of business) for the term of the agreement, which is until the earliest of (i) the date on which we obtain an investment grade rating, as defined in the agreement, on our senior unsecured debt (but not before December 31, 2008); (ii) the date on which we can demonstrate to PBGC that the Samsonite Pension Plan has no underfunded benefit liabilities, as defined in relevant regulations, as of the last day of the plan year, as defined in a separate credit balance maintenance agreement, for any two consecutive plan years (but not before December 31, 2008); (iii) the date on which we become part of a controlled group whose unsecured debt (after giving effect to the transaction(s) in which we become a member of that group) is investment grade and has been investment grade for two consecutive years prior to us becoming part of that group; or (iv) the date as of which the Samsonite Pension Plan is successfully terminated in a standard termination under section 4041(b) of ERISA. As of the date of this document, none of these events has occurred.

11.10   Sale of Denver Campus

  On January 24, 2005 we entered into an agreement with Panattoni Development Company, LLC, an unrelated third party, to sell the land (approximately 100 acres) and buildings we owned in Denver, Colorado, for the cash price of $14.165 million. The sale closed on March 15, 2005. We have also agreed to leaseback under full net leases a warehouse, retail store, and corporate office for two years with options to extend the leases (excluding the retail store) annually for an additional two years. The combined annual cost of the leases for the initial two-year leaseback period is approximately $1.8 million. Under the agreement, an escrow has been established in the amount of $419,000 to pay asbestos abatement costs on the property in excess of $781,000 but less than $1.2 million. The buyer is obligated to pay all other environmental remediation costs on the property.

11.11   Sale of Hénin-Beaumont

  On August 5, 2005, we agreed to sell our hardside luggage manufacturing plant in Hénin-Beaumont, France, or the H-B Site, to an unrelated purchaser. The transfer was a part of our continuing rationalisation of our worldwide manufacturing operations. The transaction was completed on August 31, 2005 and, for a period of 24 months following completion, we have agreed to purchase products from the purchaser of the H-B Site. During this period, we have committed to purchase products with an aggregate value of at least €11.4 million. If we do not purchase the required amount during this period, we must compensate the owner of the H-B Site for certain fixed costs and non-covered charges borne by the owner of the H-B Site. The amount of compensation is based upon a graduating percentage of the amount by which our purchases fall short of the required turnover amount. Our maximum compensation to the owner of the H-B Site pursuant to such formula, representing a situation in which we purchased no hardside luggage units, would be €8.0 million.

  As a result of the transaction, the purchaser has taken over ownership and operation of the H-B Site, including all liability and responsibility for employees, pension and social costs, in consideration for a net amount of approximately €8.3 million paid by us to the purchaser.

11.12   Joint Venture Agreements

  (a)
  India — Samsonite South Asia Private Limited — Joint Venture Agreement between Samsonite Corporation, Samsonite Europe, Dr. Ramesh Tainwala and Tainwala Family and Associates

    On September 29, 2005, Samsonite Corporation, Samsonite Europe, Dr. Ramesh Tainwala and Tainwala Family and Associates entered into a third supplemental joint venture agreement extending the term of their original joint venture agreement entered into on November 7, 1995 for an additional period of ten years from November 6, 2005. Pursuant to the agreement, Samsonite Corporation has granted to Samsonite South Asia (formerly known as Samsonite India Private Limited) a license to sell certain products specified in the agreement to the Indian domestic market and to specified countries in South and Central Asia, the Middle East and Africa. Samsonite Corporation has a 60 per cent stake in Samsonite South Asia and the Tainwala group holds the remaining 40 per cent. Samsonite Corporation is entitled to royalties of five per cent on sales by Samsonite South Asia within India and to royalties of eight per cent on exports by Samsonite South Asia from India, but royalty payments per year are not to exceed ten per cent of Samsonite South Asia's net sales for that year (with a maximum of five per cent of Samsonite South Asia's net sales being paid to any party) without the consent of the parties. Samsonite South Asia will be prohibited from using the Samsonite® name upon Samsonite Corporation owning less than 60 per cent of Samsonite South Asia, and the transfer of shares of Samsonite South Asia is restricted by the joint venture agreement. Samsonite South Asia engages in certain transactions with the Tainwala family and members of the Tainwala group as described in paragraph 8 of this Section XVI.

  (b)
  Korea — Samsonite Korea Limited — Joint Venture between Samsonite Corporation and Kang Hong Lee

    On August 29, 1997, Samsonite Corporation entered into a joint venture agreement with Mr. Kang Hong Lee pursuant to which Samsonite Corporation and Mr. Lee established Samsonite Korea Limited, or Samsonite Korea, a joint venture company engaged in the design, marketing and sale (at wholesale and retail) of luggage, bags, business cases and other items related to travel under brand names used by Samsonite Corporation to the Korean domestic market, excluding duty free shops and U.S. military and diplomatic installations. In accordance with the joint venture agreement, Samsonite Korea enters into various license agreements with Samsonite Corporation from time to time pursuant to which royalties equal to five per cent of Samsonite Korea's net sales are paid to Samsonite Corporation. In addition, pursuant to the joint venture agreement, Samsonite Korea purchased certain equipment, raw materials, inventory and obligations from Clover Company Ltd., a company owned by Mr. Lee. The joint venture agreement terminates on September 30, 2010 or earlier if, among other things, Samsonite Corporation and its affiliates cease to hold more than 70 per cent of the issued shares of Samsonite Korea. On May 25, 1998, Samsonite Corporation sold its 71 per cent stake in Samsonite Korea to Samsonite Europe. On November 6, 1998, Samsonite Europe purchased from Mr. Lee an additional nine per cent of the shares of Samsonite Korea resulting in Samsonite Europe holding 80 per cent of the shares of Samsonite Korea and Mr. Lee holding the remaining 20 per cent. The joint venture agreement contains restrictions on the transfer of shares by either party.

  (c)
  Italy — Samsonite S.p.A — Joint Venture Agreement between Samsonite Finanziaria S.r.l. and Compagnia Fiduciaria S.p.A.

    On August 28, 2002, Samsonite Finanziaria S.r.l., or Samsonite Finanziaria, and Compagnia Fiduciaria S.p.A., or COFIRCONT, acting for the benefit of Angela Franco, Giuseppe Fremder, Bruna Fremder and Frederico Fremder, or the Italian Parties, entered into the fourth amendment to a Private Agreement dated December 18, 1984, or the Private Agreement. The Private Agreement establishes a put/call mechanism through which, upon the occurrence of a triggering event, Samsonite Finanziaria has a call option to purchase from COFIRCONT the 40 per cent interest held by COFIRCONT, acting for the benefit of the Italian Parties, in Samsonite Italy (formerly known as Samsonite Italia S.r.l.), a joint venture between Samsonite Finanziaria and the Italian Parties. In addition, COFIRCONT acting for the benefit of the Italian Parties has a put option, upon the occurrence of a triggering event, to require Samsonite Finanziaria to purchase its 40 per cent stake in Samsonite Italy. "Triggering events" include (i) cancellation without cause of the sublicense agreement (luggage) between Samsonite Europe as licensor and Samsonite Italy as licensee and failure of Samsonite Corporation to extend a direct license to Samsonite Italy for luggage; (ii) cancellation without cause of the sublicense agreement (fashion) between Samsonite Europe as licensor and Samsonite Italy as licensee and failure of Samsonite Corporation to extend a direct license to Samsonite Italy for fashion items; (iii) the death of Mr. Giuseppe Fremder and Mr. Frederico Fremder or the inability of both to perform daily management duties of Samsonite Italy due to physical or mental incapacity; and (iv) removal without cause of Mr. Giuseppe Fremder and Mr. Frederico Fremder from the management of Samsonite Italy by the board of directors of Samsonite Italy.

  (d)
  Argentina — Arife S.A. — Stock Purchase Agreement between Samsonite Argentina S.A. and Mr. Mario Antonio Morales

    On September 14, 2000, Samsonite Argentina S.A., or Samsonite Argentina, entered into a stock purchase agreement with Mr. Mario Antonio Morales pursuant to which Samsonite Argentina purchased from Mr. Morales for $1,680,000 70 per cent of the shares of Arife S.A., an Argentine company engaged in the wholesale and retail sale of luggage, travel equipment, bags and accessories and leather products. Mr. Morales retained the remaining 30 per cent of Arife S.A.'s shares.

  (e)
  Brazil and Argentina — Samsonite Mercosur Limited — Joint Venture Agreement between Samsonite Corporation and Mer Lugg Corp.

    On March 6, 1997, Samsonite Corporation entered into a joint venture agreement with Mer Lugg Corp., or MLC, pursuant to which Samsonite Corporation and MLC established joint venture company Samsonite Mercosur Limited, or Samsonite Mercosur, to develop, manufacture, market, service and sell Samsonite products through operating subsidiaries Samsonite Brasil Limitada and Samsonite Argentina (formerly known as Lentir, S.A.) in Brazil and Argentina (including their duty free areas, after June 1, 1998, but excluding U.S. military and diplomatic installations), respectively. Samsonite Mercosur also agreed to acquire Lonberg Express S.A. in Uruguay. Samsonite Corporation owns 51 per cent of the shares of Samsonite Mercosur and MLC owns the remaining 49 per cent. In exchange for making available certain intellectual property rights to Samsonite Mercosur, Samsonite Corporation receives an agreed percentage of the revenues of the operating subsidiaries and, in exchange for the cash provided to Samsonite Mercosur, Samsonite Corporation and MLC share in the dividends paid by Samsonite Mercosur on a pro rata basis. The joint venture agreement terminates on January 31, 2017 or by mutual agreement of the parties, and contains restrictions on the transfer of shares of Samsonite Mercosur by either party.

11.13   Underwriting Agreement

  Under the terms and subject to the conditions contained in the Underwriting Agreement expected to be entered into between us, the selling stockholders, the Directors and the underwriters, the underwriters will severally agree to procure purchasers or subscribers, or failing which, to themselves purchase or subscribe for, the Shares to be sold by the selling stockholders and to be issued and sold by us in the global offering at the offer price. The underwriters are expected also to enter into the over-allotment option with certain of the selling stockholders pursuant to the Underwriting Agreement.

  The Underwriting Agreement will contain, amongst others, the following provisions:

  (a)
  We will appoint Merrill Lynch International and Goldman Sachs International as joint sponsors in connection with Admission and as joint bookrunners and joint global coordinators in connection with the global offering.

  (b)
  The underwriters will have an option to buy up to an additional             Shares from certain of the selling stockholders. They may exercise that option for 30 days. If any Shares are purchased pursuant to this option, the underwriters will severally procure purchasers for or themselves purchase such Shares in approximately the same proportion as the percentage of Shares the underwriters have agreed to procure purchasers or subscribers for or to purchase or subscribe themselves. Any such Shares made available pursuant to the over-allotment option will be purchased on the same terms and conditions as the Shares being sold or issued in the global offering and will form a single class for all purposes with the other Shares.

  (c)
  The underwriters have agreed with us that any short position created by them or any of their agents in connection with the global offering will not exceed             per cent of the number of Shares comprised in the global offering.

  (d)
  The selling stockholders will agree that the joint global coordinators, on behalf of themselves and the other underwriters, may deduct a commission equal to    per cent of the offer price multiplied by the number of Shares (if any) sold by them (including any Shares sold on the exercise of the over-allotment option). In addition, we will agree that the joint global coordinators, on behalf of themselves and the other underwriters, may deduct from the proceeds of the global offering payable to the Company, a commission equal to             per cent of the offer price multiplied by the aggregate number of Shares which the underwriters have agreed to procure purchasers or subscribers for or, failing which, to themselves purchase or subscribe for.

    All commissions and fees will be paid together with any value added tax chargeable thereon.

  (e)
  The obligations of the parties to the Underwriting Agreement will be subject to certain conditions that are typical for an agreement of this nature. These conditions include, amongst others, the accuracy of the representations and warranties under the Underwriting Agreement and Admission occurring by not later than 8.00 a.m. on             , 2006 or such later time and/or date (not being later than on             , 2006) as we and the Major Stockholders may agree with the underwriters. The underwriters may terminate the Underwriting Agreement prior to Admission in certain specified circumstances that are typical for an agreement of this nature. These include the occurrence of certain material changes in our condition (financial, operational or otherwise), or in our earnings, management, business affairs, business prospects or financial prospects and certain changes in financial, political or economic conditions. If any of the above-mentioned conditions are not satisfied (or waived, where capable of being waived) by, or the Underwriting Agreement is terminated prior to, Admission, the global offering will lapse.

  (f)
  We will agree to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, amongst other things, the global offering and/or Admission which are estimated to amount to £             million in total. In addition, we and the selling stockholders will agree to pay and/or reimburse certain stamp duty or stamp duty reserve tax liabilities arising on the issue or initial sale (as applicable) of Shares by us or the selling shareholders under the global offering (including the sale of any Over-allotment Shares).

  (g)
  We, the selling stockholders and the Directors will give certain representations, warranties and undertakings to the underwriters. In addition, we will give an indemnity to the underwriters. Our liability will be unlimited as to time and amount. The liabilities of the selling stockholders and the Directors will be subject to customary limitations.

  (h)
  We will undertake, amongst other things, to each of the underwriters that, subject to certain exceptions, during a period of 180 days from the date of Admission we will not, without the prior written consent of the joint global coordinators, directly or indirectly, offer, issue, lend, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing. The exceptions to these restrictions include the issue of Shares pursuant to the global offering and the issue of Shares pursuant to the exercise of options under share option schemes in existence on the date of Admission and described under "— Employees' Share Schemes" set out in paragraph 9 of this Part XVI.

  (i)
  Each of the executive Directors and our executive officers will undertake, amongst other things, to each of the underwriters that, subject to certain exceptions, during a period of 360 days from the date of Admission, he or she will not, without the prior written consent of the joint global coordinators, directly or indirectly, offer, issue, lend, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing. The above restrictions shall not apply in respect of Shares issued pursuant to the exercise of options under share option schemes in existence on the date of Admission and described under "— Employees' Share Schemes" set out in paragraph 9 of this Part XVI. These restrictions shall not prohibit an executive Director from, among other things:

  (i)
  accepting a general offer made to all holders of issued and allotted Shares for the time being (other than Shares held or con tracted to be acquired by the offeror or its associates) on terms which treat all such holders alike;

  (ii)
  executing and delivering an irrevocable commitment or undertaking to accept a general offer (without any further agreement to transfer or dispose of any Shares or any interest therein) as is referred to in sub-paragraph (i) above;

  (iii)
  selling or otherwise disposing of Shares pursuant to any offer by us to purchase our own Shares which is made on identical terms to all holders of our Shares;

  (iv)
  transferring Shares to any relative of such Director or executive officer, provided that such relative agrees to be bound by the undertaking described in this paragraph;

  (v)
  transferring Shares for the purpose of affecting the appointment of a new trustee of for the purpose of retiring as a trustee, provided that such new trustee agrees to be bound by the undertaking described in this paragraph;

  (vi)
  transferring or disposing of Shares pursuant to a compromise or arrangement between us and our creditors or any class of them or between us and our members or any class of them which is agreed to by the creditors or members and (where required); and

  (vii)
  taking up any rights granted in respect of a rights issue or other pre-emptive share offering by us.

  (j)
  Each of the Major Stockholders will undertake, amongst other things, to each of the underwriters that, subject to certain exceptions, during a period of 180 days from the date of Admission, it will not, without the prior written consent of the joint global coordinators, directly or indirectly, offer, issue, lend, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing. The above restrictions shall not prohibit a Major Stockholder from, among other things:

  (i)
  accepting a general offer made to all holders of issued and allotted Shares for the time being (other than Shares held or contracted to be acquired by the offeror or its associates) made on terms which treat all such holders alike;

  (ii)
  executing and delivering an irrevocable commitment or undertaking to accept a general offer (without any further agreement to transfer or dispose of any Shares or any interest therein) as is referred to in sub-paragraph (i) above;

    (iii)
    selling or otherwise disposing of Shares pursuant to any offer by us to purchase our own Shares which is made on identical terms to all holders of our Shares;

    (iv)
    transferring Shares to an entity which is controlled by, or under common control, directly or indirectly with, such Major Stockholder, provided that such transferee agrees to be bound by the undertaking described in this paragraph;

    (v)
    transferring Shares to any person beneficially interested in such Shares where the relevant Major Shareholder holds such Shares as nominee, provided that the transferee agrees to be bound by the undertaking described in this paragraph;

    (vi)
    transferring or disposing of Shares pursuant to a compromise or arrangement between us and our creditors or any class of them or between us and our members or any class of them which is agreed to by the creditors or members; and

    (vii)
    taking up any rights granted in respect of a rights issue or other pre-emptive share offering by us.

  The Major Stockholders will enter into certain orderly market arrangements which may limit the number of Shares each of them may sell in certain periods.

11.14   Stock Lending Agreement

  The underwriters are expected to enter into a Stock Lending Agreement with one or more of the selling stockholders, pursuant to which they will be able to borrow up to             Shares on Admission for the purposes, amongst other things, of allowing them to settle, at Admission, short sales, if any, made in connection with the global offering. If the underwriters borrow any Shares pursuant to the Stock Lending Agreement, they will be required to return equivalent securities to the relevant Major Stockholders by no later than             , 2006.

12.    Taxation

12.1  United States Federal Income Taxation

  The following is a general discussion of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Shares to non-U.S. holders (as defined below) of the Shares. This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold the Shares as capital assets for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organisations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell the Shares under the constructive sale provisions of the Code and persons that hold the Shares as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal taxes other than income taxes (such as estate or gift taxes) or any state, local or foreign taxes. Prospective investors should consult their tax advisers regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of the Shares.

  For purposes of this summary, the term "non-U.S. holder" means a beneficial owner of the Shares that is not, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation that is created or organised under the laws of the United States or any political subdivision thereof, (iii) a partnership (including any entity or arrangement treated as a partnership for such purposes), (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (v) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns the Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns Shares should consult their tax advisers as to the particular tax consequences applicable to them.

  (a)
  Dividends

    Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30 per cent rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service (the "IRS").

    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States (and, if certain income tax treaties apply, that are attributable to the non-U.S. holder's permanent establishment in the United States) are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30 per cent rate or such lower rate as may be specified by an applicable income tax treaty.

  (b)
  Gain on Disposition of the Shares

    A non-U.S. holder generally will not be taxed on gain recognised on a disposition of the Shares unless:

    (i)
    the non-U.S. holder is an individual who holds the Shares as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

    (ii)
    the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a Non-U.S. Holder's permanent establishment in the United States); or

    (iii)
    we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held the Shares. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognised on a disposition of the Shares by a non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5 per cent of our Shares during the applicable period would not be subject to U.S. federal income tax, provided that the Shares are "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

    Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of the disposition are taxed on their gains (including gains from the sale of the Shares and net of applicable U.S. losses from sales or exchanges of other capital assets recognised during the year) at a flat rate of 30 per cent or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognised on the disposition of the Shares generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

  (c)
  Information Reporting and Backup Withholding

    In general, backup withholding (at the current applicable rate of 28 per cent) will apply to dividends on the Shares paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Information will generally be reported to the IRS regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

    In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of the Shares by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

    Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS.

    Non-U.S. holders should consult their tax advisers regarding the application of the information reporting and backup withholding rules to them.

12.2  United Kingdom Taxation

  The following statements are of a general nature and are based on current U.K. tax law and on the current practice of H. M. Revenue & Customs, or HMRC, as of the date of this document, both of which are subject to change, possibly with retroactive effect. They are intended to address only certain U.K. tax consequences for stockholders who are the beneficial owners of the Shares and who hold the Shares as capital assets and they do not address the U.K. tax consequences which may be relevant to other classes of Stockholders such as dealers in securities or employees. The statements assume that the stockholder is not a company which either directly or indirectly controls 10 per cent or more of our share capital, voting power or profits and that the stockholder does not hold the Shares in trust.

  The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for or purchaser of Shares. Accordingly, prospective subscribers for or purchasers of Shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

  (a)
  Dividends

    Any stockholder who is resident in the United Kingdom will generally be subject to U.K. income tax at the rates described below or to corporation tax (currently chargeable at the rate of 30 per cent) in respect of any dividends received on the Shares. Where such a stockholder is an individual who is liable to income tax at the dividend ordinary rate, the rate of income tax will be 10 per cent. In the case of an individual stockholder who is resident in the United Kingdom and who is liable to income tax at the dividend upper rate, the rate will be 32.5 per cent. As such dividends will be foreign income for the purposes of U.K. taxation, they will be subject to a different tax regime from that applying to dividends received from U.K. companies. In particular, the dividends will not carry the same tax credit as dividends received from a U.K. resident company.

    Subject to the discussion under "— United States Federal Income Taxation — Dividends" above, dividends paid on the Shares to eligible U.K. holders (as defined in the paragraph below) will generally be subject to withholding U.S. federal income tax at the reduced treaty rate of 15 per cent, provided such holder furnishes us, or the relevant withholding agent, with a properly completed IRS Form W-8BEN or other required documentation before the payment of dividends.

    An eligible U.K. holder is a U.K. stockholder who is (i) a resident of the United Kingdom and is not a resident of the United States for purposes of the U.S./U.K. Double Taxation Convention, (ii) does not carry on business in the United States through a permanent establishment situated therein, to which the Shares are attributable, and (iii) who is not otherwise ineligible for benefits under the Treaty with respect to income and gains derived in connection with the Shares.

    If any dividend has been subject to U.S. withholding tax, the amount received plus the U.S. withholding tax will be included in the assessable income of the eligible U.K. holder. In these circumstances, the eligible U.K. holder may be entitled to a credit for the U.S. tax paid. The credit will generally be limited to the lesser of the U.S. withholding tax due after relief under the U.S./U.K. Double Taxation Convention or the U.K. tax payable on the combined amount of the amount received plus the U.S. withholding tax.

  (b)
  Taxation of chargeable gains

    A disposal of Shares by a stockholder who is resident or, in the case of an individual, ordinarily resident in the United Kingdom may give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains (subject to any available exemptions or reliefs). A stockholder who is not resident in the United Kingdom for tax purposes but who carries on a trade, profession or vocation in the United Kingdom through a branch, agency or, in the case of a corporate stockholder, permanent establishment and has used, held or acquired the Shares for the purposes of such trade, profession or vocation may also be subject to U.K. tax on chargeable gains on a disposal of those Shares (subject to any available exemptions or reliefs). Special rules apply to tax gains on disposals made by individuals at a time when they are temporarily not resident or ordinarily resident in the United Kingdom.

    Any chargeable gain (or allowable loss) will be calculated by reference to the consideration received for the disposal of the Shares less the allowable cost to the stockholder of acquiring such Shares.

    For a stockholder within the charge to U.K. corporation tax, an indexation allowance on the acquisition cost may be available to reduce the amount of chargeable gain realised on a subsequent disposal. For an individual stockholder, taper relief may be available to reduce the proportion of any chargeable gain that is subject to U.K. tax.

  (c)
  Stamp duty and stamp duty reserve tax

    There is generally no liability to U.K. stamp duty or stamp duty reserve tax, or SDRT, on the issue of Shares by us.

    If a sale of Shares is completed by an instrument of transfer and it later became necessary to have that instrument stamped in the United Kingdom, U.K. stamp duty would be payable at the rate of 0.5 per cent of the value of the consideration for the sale. Interest and, potentially, penalties may also be payable. Any instrument effecting or evidencing the transfer of Shares which is executed in the United Kingdom, or which relates, wherever executed, to any matter or thing done or to be done in the United Kingdom, may not (except in criminal proceedings) be given in evidence or be available for any purpose whatsoever in the United Kingdom unless duly stamped.

    Provided that the Shares are not registered in any register kept in the United Kingdom by us or on our behalf and provided that our central management and control is not exercised in the United Kingdom, no charge to U.K. SDRT will arise in respect of an agreement to transfer Shares.

13.    Properties

  The following table sets forth certain information relating to our principal offices, warehouse and manufacturing properties and facilities. All manufacturing plants, in our opinion, have been adequately maintained and are in good operating condition. We believe that our existing facilities have sufficient capacity, together with sourcing capacity from third parties, to handle our sales volumes for the foreseeable future. Our headquarters in Denver, Colorado, share the same location as a distribution facility. On March 15, 2005, we sold our Denver, Colorado campus to a third party. We leased back the office building, warehouse and retail store for two years with options to extend the office and warehouse leases for two additional one-year periods. The owned plant and real estate in India is pledged as security on a loan.

Segment	Description	Owned or Leased
Corporate and Americas
Denver, Colorado	Americas headquarters, warehouse	Leased
Europe
London, England	Executive offices (as of May 2006)	Leased
Oudenaarde, Belgium	Manufacturing plant, warehouse, sales and administration	Owned
Szekszard, Hungary	Manufacturing plant	Owned
Samorin, Slovakia	Manufacturing plant	Owned
Saltrio, Italy	Sales and administration	Leased
Madrid, Spain	Sales and administration offices	Leased
Asia
Mumbai, India	Office	Leased
Nashik, India	Manufacturing plant, warehouse	Owned
Ningbo, China	Assembly plant, warehouse	Owned
Korea	Office, warehouse	Leased
Singapore	Office, warehouse	Leased
Hong Kong	Office, warehouse	Leased
Bandar Sunway, Malaysia	Office, warehouse	Leased
North America
Jacksonville, Florida	Warehouse	Leased
Stratford, Canada (leased as of May 2006)	Warehouse	Leased
Mansfield, Massachusetts	Administrative, retail stores	Leased
Latin America
Mexico City, Mexico	Office and warehouse	Owned
Buenos Aires, Argentina	Warehouse	Leased/Owned
Uruguay	Warehouse	Leased
Sao Paulo, Brazil	Office	Leased

  We also maintain numerous leased sales offices and retail outlets throughout the world.

14.    Legal Proceedings

  No member of our group is or has been involved in any governmental, legal or arbitration proceedings which may have or have had during the 12 months prior to the date of this document a significant effect on our financial position or profitability, nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against any member of our group.

15.    Validity of Shares

  The validity of the Shares is being passed upon for Samsonite Corporation by Skadden, Arps, Slate, Meagher & Flom LLP and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

16.    Experts

  The consolidated financial statements and schedule of Samsonite Corporation as of January 31, 2006 and 2005, and for each of the years in the three-year period ended January 31, 2006, have been included herein in reliance upon the report of KPMG LLP (US) of 707 Seventeenth Street, Suite 2700, Denver, Colorado 80202, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the January 31, 2006, consolidated financial statements contains an explanatory paragraph stating that Samsonite Corporation restated its consolidated financial statements as of January 31, 2005 and for the years ended January 31, 2005 and 2004.

17.    Expenses and Net Proceeds

  The total costs and expenses of or incidental to the preparation of this document, the global offering and Admission (including issue costs, registration fees, professional fees and the costs of printing and distribution as well as fees and expenses relating to the new bank facility) payable by us are estimated to amount to approximately £    million (exclusive of taxes). Of this, the total amount payable by us to financial intermediaries is estimated to amount to approximately £    million (exclusive of taxes). The net proceeds accruing to us from the global offering, after settling fees, commissions and expenses, is expected to amount to approximately £    million.

18.    General

18.1
Certain information included under "Our Business" in Part IV of this document has been sourced from a report prepared at our request by Hall and Partners, a U.S. independent surveying organisation, in September 2002. To the extent that this information is included in the final document to be issued in connection with the global offering, Hall and Partners is expected to give, and is not expected to withdraw, its written consent to the inclusion in this document of such information and to its name, in the form and context in which they appear, and is expected to authorise the contents of those parts of this document which include such information for the purposes of paragraph 5.3.3R(2)(f) of the Prospectus Rules.

18.2
Certain market data and other statistical information used throughout this document is based on independent industry report, published in October 2005 by Global Industry Analysts, Inc., or GIA, an independent research organisation. The information has been accurately reproduced and as far as the Directors are aware and have been able to ascertain from such report, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where this information has been used in this document, the source of such information has been identified.

18.3
The mid-point of the offer price range set out on the front page of this document represents an issue premium of £             per Share. The issue price is to be paid in cash.

18.4
The Shares are issued in registered form and may be held in either certificated or uncertificated form. The Shares will be eligible for electronic settlement.

18.5
Even if the Shares offered for subscription pursuant to the global offering are not subscribed in full, the amount of capital subscribed for may be allotted in any event.

18.6
Subject to the termination of the Sponsors' Stockholders Agreement (which we expect to occur prior to and conditional upon Admission), on the basis that none of our Major Stockholders will own more than 30 per cent of our voting stock, our Directors are not aware of any person who, immediately following Admission, directly or indirectly, jointly or severally, will or could, for the purposes of the U.K. Listing Rules and the Prospectus Rules, exercise control over us or a determining role in our management.

18.7
Our registrar and receiving agent for the global offering is Computershare Investor Services PLC.

18.8
No Shares have been or will be marketed or are being made available in whole or in part to the public in connection with the application for listing of the Shares otherwise than pursuant to the global offering.

18.9
Copies of the following documents may be inspected during normal business hours, on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 12 months following Admission at our executive office at Samsonite House, 4 Mondial Way, Harlington, Middlesex UB3 5AR, United Kingdom:

(a)
our current Certificate of Incorporation and By-Laws; and

(b)
our audited financial statements for the fiscal years ended January 31, 2004, 2005 and 2006 and our unaudited financial statements for the quarter ended April 30, 2006.

Dated: May 18, 2006

Alternate Page for Non-U.S. Prospectus

Samsonite Corporation

          This document comprises an advertisement for the purposes of paragraph 3.3.2R of the Prospectus Rules made under Part VI of the Financial Services and Markets Act 2000 (the "FSMA") and has been prepared solely in connection with the proposed global offering to certain institutional, professional and other investors of the shares of common stock (the "Shares") of Samsonite Corporation (the "Company"). The information in this document, which is in draft form, is subject to updating, completion, revision, verification and amendment. The final prospectus (the "Prospectus") in connection with the admission of the Shares to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities ("Admission") will be published in due course. The information in this document is not inaccurate or misleading and is consistent with the information required to be in the Prospectus. Although it is intended that the Prospectus will be approved by the Financial Services Authority as a prospectus prepared in accordance with the Prospectus Rules made under section 73A of the FSMA, this document has not been so approved. Similarly, although it is intended that the Prospectus will be made available to the public in accordance with the Prospectus Rules, this document has not been made so available.

          This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any Shares or any other securities, nor shall it (or any part of it), or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any shares referred to in this document except on the basis of the information in the Prospectus. Copies of the Prospectus will, following publication, be available from the Company's executive office at Samsonite House, 4 Mondial Way, Harlington, Middlesex UB3 5AR, United Kingdom.

          This document and the global offering are only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71//EC) ("Qualified Investors"). In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, Qualified Investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or who are high net worth entities falling within Article 49 of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied upon by persons who are not relevant persons. In member states of the European Economic Area, any investment or investment activity to which this document relates is available only to relevant persons in the United Kingdom and Qualified Investors in any member state of the European Economic Area other than the United Kingdom.

Subject to completion. Dated May 18, 2006

This document is subject to completion and amendment without notice. This document is an advertisement and does not comprise a prospectus for the purposes of Directive 2003/71/EC. The definitive terms of the transactions described herein will be described in the final prospectus. Investors should not subscribe for any securities referred to herein except on the basis of information contained in the final prospectus. When available, the final prospectus will be made available to the public at our registered office in accordance with Directive 2003/71/EC. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Alternate Page for Non-U.S. Prospectus

Subject to Completion

            This is a public offering of shares of our common stock. This document, when finalised, will comprise a prospectus relating to Samsonsite Corporation prepared in accordance with the Prospectus Rules of the Financial Services Authority made under Section 73A of the Financial Services and Markets Act 2000, or FSMA. The prospectus will be made available to the public in accordance with the Prospectus Rules.

            The directors of Samsonite Corporation, whose names appear on page 5 of this document, and Samsonite Corporation accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors and Samsonite Corporation (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

            Application will be made to the Financial Services Authority for all of the issued and to be issued shares of our common stock, referred to in this document as the "Shares", to be admitted to the Official List of the Financial Services Authority, and to the London Stock Exchange plc for all of the Shares to be admitted to trading on the London Stock Exchange's main market for listed securities (together referred to in this document as "Admission"). Conditional dealings in the Shares are expected to commence on the London Stock Exchange on             , 2006. It is expected that Admission will become effective and that unconditional dealings on the London Stock Exchange in the Shares will commence at 8.00 a.m. (London time) on             , 2006. Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. All dealings in the Shares prior to the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.

            Investing in the Shares involves risks. See "Risk Factors" in Part II beginning on page 14 of this document for a discussion of certain factors that should be considered in connection with an investment in the Shares.

            This document does not constitute an offer to sell, or the solicitation of an offer to buy, the Shares in any jurisdiction in which such offer or solicitation is unlawful. For a description of these and certain further restrictions on offers, sales and transfers of the Shares and the distribution of this document, see "Details of the Global Offering" set out in Part XV of this document.

Samsonite Corporation

            (incorporated in the State of Delaware, United States, under the Delaware General Corporation Law)

Global Offering of                  Shares with a par value of $0.01 each
at an offer price expected to be between         pence and         pence per Share
and admission to the Official List of the Financial Services Authority
and to trading on the London Stock Exchange

Joint Bookrunners, Global Coordinators and Sponsors

Merrill Lynch International            Goldman Sachs International

Co-Lead Managers

                Morgan Stanley            UBS Investment Bank

            Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

            It is currently expected that the offer price will be within the offer price range. The offer price range is indicative only and may change during the course of the global offering, and the offer price may be set within, above or below the offer price range. For a description of how the offer price will be determined, see "Details of the Global Offering — Allocation and Pricing" set out in Part XV of this document.

Expected share capital immediately following Admission
(assuming the offer price is at the mid-point of the offer price range)

			Issued and fully paid
Authorised Number	Nominal Value	Shares	Number	Nominal Value
1,000,000,000	$10,000,000	Shares of common stock of $0.01 each		$
2,000,000	$20,000	Shares of preferred stock of $0.01 each	—		$—

            Assuming an offer price at the mid-point of the offer price range, our three major stockholders, Ares Management, LLC, or, together with its affiliates, Ares, Bain Capital (Europe) LLC, or Bain Capital, and the Ontario Teachers Pension Plan Board, or OTPP, together referred to in this document as the "Major Stockholders", and certain of our directors, executive officers and employees will sell         existing Shares through the global offering, receiving gross proceeds of approximately £         million and net proceeds of approximately £         million. Samsonite Corporation is raising gross proceeds of approximately £         million (net proceeds of approximately £         million) through the global offering. Assuming an offer price at the mid-point of the offer price range, Samsonite Corporation will issue         new Shares. Underwriting commissions are expected to be £         in total, or £         per Share. If the underwriters sell more Shares than the total number of such existing and new Shares, the underwriters will have an option, referred to in this document as the "over-allotment option", to buy up to an additional             Shares from certain of the selling stockholders to cover such sales. They may exercise the over-allotment option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange. Samsonite Corporation will not receive the proceeds of the sale of existing Shares that are being sold by, and the proceeds of which will be paid to, such selling stockholders. The Shares to be made available under the global offering will be offered to institutional, professional and other investors.

Alternate Page for Non-U.S. Prospectus

          Merrill Lynch International, Goldman Sachs International and the other underwriters are acting exclusively for Samsonite Corporation and the Major Stockholders and no one else in connection with the global offering. They will not regard any other person (whether or not a recipient of this document) as their respective clients in relation to the global offering and will not be responsible to anyone other than Samsonite Corporation and the Major Stockholders for providing the protections afforded to their respective clients nor for giving advice in relation to the global offering or any transaction or arrangement referred to herein.

          In connection with the global offering, one of the joint global coordinators (or any agent or other person acting for such joint global coordinator), as stabilisation manager, may engage in transactions which stabilise, maintain, support or otherwise affect the market price of the Shares at a level higher than that which might otherwise prevail for a period of 30 days after commencement of conditional dealings in the Shares on the London Stock Exchange. However, there may be no obligation on such joint global coordinator, or any agent of such joint global coordinator, to do this. Such transactions may be effected on the London Stock Exchange and any other securities market, over the counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end 30 days after the commencement of conditional dealings in the Shares on the London Stock Exchange. Save as required by law, the joint global coordinators do not intend to disclose the extent of any stabilising transactions under the global offering.

          Apart from the responsibilities and liabilities, if any, which may be imposed on the underwriters by the FSMA or the regulatory regime established thereunder or by other applicable law, none of the underwriters accepts responsibility whatsoever for the contents of this document or for any other statement made or purported to be made by it, or on its behalf, in connection with Samsonite, the Shares or the global offering. The underwriters accordingly disclaim all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this document or any such statement.

          It is expected that the offer price will be within the offer price range. The offer price range is indicative only and may change during the course of the global offering, and the offer price may be set within, above or below the offer price range. The initial offer price for our Shares will be determined by us, the Major Stockholders and the underwriters following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to the market valuation of companies in related businesses. The offer price may differ significantly from prices prevailing in over-the-counter transactions and price quotations that have historically been available. See "Details of the Global Offering — Allocation and Pricing" set out in Part XV of this document.

          The Shares which are the subject of the global offering will, upon Admission, rank pari passu in all respects with each other and with all the existing Shares, including the right to receive dividends or other distributions declared, made or paid after Admission.

          The distribution of this document and the offer and sale of Shares in certain jurisdictions may be restricted by law. Other than in the United States and the anticipated application to the Financial Services Authority for its approval of this document as a prospectus in the United Kingdom, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offer of the Shares or possession or distribution of this document (or any other offer or publicity material relating to Shares) in any jurisdiction where action for that purpose is required. Accordingly, neither this document nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer of, or an invitation to subscribe or purchase, any Shares in any jurisdiction in which such offer or invitation would be unlawful. For further information with regard to restrictions on offers and sales of the Shares and the distribution of this document, see "Details of the Global Offering — Selling Restrictions" set out in Part XV of this document.

Alternate Page for Non-U.S. Prospectus

          No person has been authorised to give any information or to make any representation other than those contained in this document in connection with the global offering and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of us, the selling stockholders or the underwriters. This document does not constitute an offer to sell or the solicitation of any offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this document at any time nor any subscription or sale made under the final prospectus shall, under any circumstances, create any implication that there has been no change in our business or affairs or of our group taken as a whole since the date of this document or that the information contained in this document is correct as of any time subsequent to its date.

          The information contained in this document has been provided by us and the other sources identified in this document. Except to the extent required by applicable law, none of the underwriters makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this document, and this document is not intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by us, the selling stockholders or the underwriters that any recipient of this document should subscribe for or purchase the Shares. Each potential subscriber or purchaser of Shares should determine for itself the relevance of the information contained in this document and its subscription or purchase of Shares should be based upon such investigation as it deems necessary.

          The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult its own counsel, financial adviser or tax adviser for legal, financial or tax advice.

          Unless the context otherwise requires or it is expressly provided to the contrary, the information in this document assumes an offer price of             pence, being the mid-point of the offer price range, and no exercise of the over-allotment option. All times referred to in this document are, unless otherwise stated, references to London time.

              Shares

Common Stock

Merrill Lynch & Co.

Goldman Sachs International

Morgan Stanley

UBS Investment Bank

             , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

          The following table sets forth the estimated fees and expenses payable by the registrant in connection with the distribution of the common stock:

Securities and Exchange Commission registration fee		$32,100
National Association of Securities Dealers, Inc. filing fee		*
London Stock Exchange fees		*
Printing costs		*
Legal fees and expenses		*
Accountants' fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent fees		*
Reimbursement for underwriters' legal expenses		*
Miscellaneous		*

Total	$	*

Of such expenses, are payable by us and are payable by the selling stockholders.

*
To be furnished by amendment.

Item 14. Indemnification of Directors and Officers

          Section 102 of the Delaware General Corporation Law, as amended, or the DGCL, allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

          Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

          Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

          Our amended and restated certificate of incorporation states that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as director, except for liability

(i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct of a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. To the maximum extent permitted under Section 145 of the DGCL, our restated certificate of incorporation authorizes us to indemnify any and all persons whom we have the power to indemnify under the law.

          Our by-laws provide that we will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was a director or officer of ours or a subsidiary of ours. However, such indemnification is permitted only if such person acted in good faith, lawfully and not against our best interests. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

          We maintain directors' and officers' liability insurance for our officers and directors.

Item 15. Recent Sales of Unregistered Securities

          Set forth below is information regarding securities sold by us since May 18, 2003, which were not registered under the Securities Act.

          On July 31, 2003, pursuant to the terms of the Recapitalization Agreement by and among Samsonite Corporation, Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC and Ontario Teachers Pension Plan Board, dated as of May 1, 2003, a copy of which is incorporated by reference as an exhibit hereto, we closed a recapitalisation transaction, which converted our then existing senior redeemable preferred stock into a combination of a new series of preferred stock and common stock. As part of the recapitalisation, new investors purchased, at par for cash, 106,000 shares of a new series of convertible preferred stock having a liquidation preference of $106.0 million and an initial dividend rate of 8 per cent. Additionally, all of the 281,131 outstanding shares of our 13 7/8 per cent senior redeemable preferred stock were converted into 53,982 shares of this new series of convertible preferred stock with an aggregate liquidation preference of approximately $54.0 million, approximately 204.8 million shares of common stock and warrants to purchase approximately 15.5 million shares of common stock at an exercise price of $0.75 per share. The issuance of the securities issued in connection with the recapitalization was exempt from registration under the Securities Act in reliance on Sections 3(a)(9) and 4(2) thereof.

          On May 26, 2004, we sold €100,000,000 aggregate principal amount of Floating Rate Senior Notes due 2010 and $205,000,000 8 7/8 per cent Senior Subordinated Notes due 2011, to an investment bank for resale to qualified institutional buyers and non-U.S. persons in transactions outside the United States. The issuance of such securities was exempt from registration under the Securities Act in reliance on Section 4(2) thereof.

Item 16. Exhibits and Financial Statement Schedules

Exhibit	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).
3.2	Certificate of Ownership and Merger dated July 14, 1995 (incorporated by reference from the Registrant's Form S-4 Registration Statement No. 33-95642).
3.3	By-Laws of the Company (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996).

4.1
Description of the Company' common stock, par value $.01 per share, and the associated preferred Stock purchase rights (incorporated by reference from the Company's Registration Statement on Form 8-A filed May 13, 1998 under the Exchange Act and the Company's Registration Statement on Form 8-A filed May 2, 2003 under the Exchange Act).
4.2
Indentures dated June 9, 2004 for 100,000 Euro Floating Rate Senior Notes due 2010 and $205,000 8 7/8 per cent Senior Subordinated Notes due 2011(incorporated by reference from the Registrant's Form S-4 Registration Statement No. 333-118014).
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to the validity of the common stock.
10.1
Form of Stock Option Agreement, dated as of February 8, 2000, between the Company and Richard H. Wiley (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 2000).
10.2
Nonqualified Stock Option Agreement dated as of July 15, 1998 between the Company and Richard H. Wiley (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.3
Form of Indemnification Agreement entered into or to be entered into by the Company with each of R. Theodore Ammon, Leon D. Black, Robert H. Falk, Thomas J. Leonard, Marc J. Rowan, Stephen J. Solarz, Gregory Wm. Hunt, Carl C. Ichan, Mark H. Rachesky, and Robert L. Rosen (incorporated by reference to the Registrant's Form S-1 Registration Statement No. 33-71224).
10.4	Samsonite Corporation 1995 Stock Option and Incentive Award Plan (as amended in 1996) (incorporated by reference from Proxy Statement filed May 23, 1996).
10.4.1	Samsonite Corporation 1995 Stock Option and Award Plan, Second Amendment (incorporated by reference from the Registrant's Form S-8 File No. 333-20775, filed January 30, 1997).
10.5
Form of Stock Option Agreement for Awards under the 1995 Stock Option and Incentive Award Plan (as amended in 1996) (incorporated by reference to the Registrant's Form S-8 File No. 333-05467, filed June 7, 1996).
10.6	Samsonite Corporation Directors' Stock Plan as amended (incorporated by reference from the Company's Proxy Statement filed May 9, 2001).
10.7
Warrant Agreement, dated as of June 24, 1998, between the Company and BankBoston, N.A. (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.7.1
First Amendment to Warrant Agreement dated as of August 17, 1998, between the Company and BankBoston, N.A. (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.8	Amended and restated FY 1999 Stock Option and Incentive Award Plan (incorporated by reference from Proxy Statement filed May 11, 2004).
10.9
Form of Stock Option Agreement, dated as of March 24, 1999, between the Company and Richard H. Wiley (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).
10.10
Form of Stock Option Agreement, dated as of November 12, 1999, between the Company and Richard H. Wiley (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).
10.11
Employment Agreement, dated as of June 15, 2001, between the Company and Richard H. Wiley (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended October 31, 2001).

10.12	Employment Agreement, dated as of October 1, 2000, between the Company and Marc Matton (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 2002).
10.13
Recapitalisation Agreement by and among Samsonite Corporation, Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC and Ontario Teachers Pension Plan Board, dated as of May 1, 2003 (including various exhibits thereto) (incorporated by reference from the Company's current report on Form 8-K filed May 1, 2003).
10.14
Credit Agreement dated as of July 31, 2003 among the Company, Samsonite Europe N.V., the other Credit Parties signatory thereto, General Electric Capital Corporation, as Agent and as North American Collateral Agent, KBC Bank NV, as Fronting Lender and as European Agent, and the other lenders signatory thereto from time to time (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2003).
10.14.1
Amendment No. 1 to Credit Agreement dated as of May 25, 2004, among Samsonite Corporation, Samsonite Europe, N.V., the other Credit Parties signatory thereto, General Electric Capital Corporation and the other Lenders signatory thereto (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.14.2
Amendment No. 2 to Credit Agreement dated as of November 23, 2004, among Samsonite Corporation, Samsonite Europe, N.V., the other Credit Parties signatory thereto, General Electric Capital Corporation and the other Lenders signatory thereto (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.14.3
Amendment No. 3 to Credit Agreement dated as of February 8, 2006, among Samsonite Corporation, Samsonite Europe, N.V., the other Credit Parties signatory thereto, General Electric Capital Corporation and the other Lenders signatory thereto (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).
10.15
Amendment and Restatement of Term Sheet Between Pension Benefit Guaranty Corporation and Samsonite Corporation (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2003).
10.16
Agreement dated July 23, 2003 by and between the Company and the Pension Benefit Guaranty Corporation, a United States Government Corporation (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2003).
10.17	Letter Agreement, dated January 21, 2005, by and between the Company and Thomas Korbas (incorporated by reference from the Company's current report on Form 8-K filed April 15, 2005).
10.18	Form of Executive Stock Option Agreement dated February 14, 2005 (incorporated by reference from the Company's current report on Form 8-K/A filed February 18, 2005).
10.19
Consulting Agreement dated April 1, 1995 by and among Samsonite Finanziaria S.r.l., Giuseppe Fremder and Samsonite Italia S.r.l. (now Samsonite S.p.A.) (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.20
Amended and Restated Employment Agreement between Samsonite Corporation and Marcello Bottoli, dated as of May 11, 2005 (incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.21	Management Agreement between Samsonite Corporation and Marcello Bottoli, dated as of May 11, 2005 (incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).

10.22
Letter Agreement regarding Employment and Management Agreements between Samsonite Corporation and Marcello Bottoli dated as of May 12, 2005 (incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.23
Stock Option Agreement dated as of April 19, 2004, among Samsonite Corporation, Marcello Bottoli, and Stonebridge Development Limited (incorporated by reference from the Company's Proxy Statement filed May 11, 2004).
10.23.1
Amendment 1 to Stock Option Agreement dated as of March 17, 2005, among Samsonite Corporation, Marcello Bottoli, and Stonebridge Development Limited (incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.24
Chief Executive Officer Stockholders Agreement, dated as of March 2, 2004, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board, Marcello Bottoli, Stonebridge Development Limited and The Bottoli Trust (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2005).
10.24.1
Amendment No. 1 to the Chief Executive Officer Stockholders Agreement, dated as of March 17, 2005, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board, Marcello Bottoli, Stonebridge Development Limited and The Carry Trust (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2005).
10.25	Stockholders Agreement, dated as of July 31, 2003 by and among Samsonite Corporation, Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board and Ares Leveraged Investment Fund, L.P. (incorporated by reference from the Company's Proxy Statement filed June 30, 2003).
10.26	Executive Stockholders Agreement, dated as of September 25, 2003, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board and each of the persons listed on Schedule I thereto (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended October 31, 2003).
10.27	Agreement for Purchase and Sale of Real Estate dated January 24, 2005 between Samsonite Corporation and Panattoni Development Company, LLC (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.28	Advisory Agreement between the Company and each of ACOF Management, Bain Capital (Europe) LLC and Ontario Teacher's Pension Plan Board entered into as of April 1, 2004 (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 2004).
21	Subsidiaries of the Company (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).
23*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1	Consent of KPMG LLP.
24	Power of Attorney (contained on signature page).

*
To be filed by amendment.

Item 17. Undertakings

(1)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)
The undersigned registrant hereby undertakes that:

(a)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on May 18, 2006.

By:	/s/ MARCELLO BOTTOLI
Name: Marcello Bottoli Title: President and Chief Executive Officer

POWER OF ATTORNEY

          In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below constitutes and appoints Marcello Bottoli, Richard H. Wiley and Deborah Rasin and each of them severally, as his or her true and lawful attorney-in-fact and agent, each acting along with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and exhibits to the Registration Statement on Form S-1, and to any registration statement filed under Commission Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARCELLO BOTTOLI Marcello Bottoli	President, Chief Executive Officer and Director	May 18, 2006
/s/ RICHARD H. WILEY Richard H. Wiley	Chief Financial Officer, Treasurer and Secretary	May 18, 2006
/s/ CHARLES J. PHILIPPIN Charles J. Philippin	Director	May 18, 2006
/s/ FERDINANDO GRIMALDI QUARTIERI Ferdinando Grimaldi Quartieri	Director	May 18, 2006
/s/ ANTONY P. RESSLER Antony P. Ressler	Director	May 18, 2006
/s/ LEE SIENNA Lee Sienna	Director	May 18, 2006
/s/ DONALD L. TRIGGS Donald L. Triggs	Director	May 18, 2006

/s/ RICHARD T. WARNER Richard T. Warner	Director	May 18, 2006
/s/ MELISSA WONG BETHELL Melissa Wong Bethell	Director	May 18, 2006
/s/ JEFFREY B. SCHWARTZ Jeffrey B. Schwartz	Director	May 18, 2006

INDEX TO EXHIBITS

Exhibit	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).
3.2	Certificate of Ownership and Merger dated July 14, 1995 (incorporated by reference from the Registrant's Form S-4 Registration Statement No. 33-95642).
3.3	By-Laws of the Company (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996).
4.1
Description of the Company's common stock, par value $.01 per share, and the associated preferred Stock purchase rights (incorporated by reference from the Company's Registration Statement on Form 8-A filed May 13, 1998 under the Exchange Act and the Company's Registration Statement on Form 8-A filed May 2, 2003 under the Exchange Act).
4.2
Indentures dated June 9, 2004 for 100,000 Euro Floating Rate Senior Notes due 2010 and $205,000 8 7/8 per cent Senior Subordinated Notes due 2011 (incorporated by reference from the Registrant's Form S-4 Registration Statement No. 333-118014).
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to the validity of the common stock.
10.1
Form of Stock Option Agreement, dated as of February 8, 2000, between the Company and Richard H. Wiley (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 2000).
10.2
Nonqualified Stock Option Agreement dated as of July 15, 1998 between the Company and Richard H. Wiley (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.3
Form of Indemnification Agreement entered into or to be entered into by the Company with each of R. Theodore Ammon, Leon D. Black, Robert H. Falk, Thomas J. Leonard, Marc J. Rowan, Stephen J. Solarz, Gregory Wm. Hunt, Carl C. Ichan, Mark H. Rachesky, and Robert L. Rosen (incorporated by reference to the Registrant's Form S-1 Registration Statement No. 33-71224).
10.4	Samsonite Corporation 1995 Stock Option and Incentive Award Plan (as amended in 1996) (incorporated by reference from Proxy Statement filed May 23, 1996).
10.4.1	Samsonite Corporation 1995 Stock Option and Award Plan, Second Amendment (incorporated by reference from the Registrant's Form S-8 File No. 333-20775, filed January 30, 1997).
10.5
Form of Stock Option Agreement for Awards under the 1995 Stock Option and Incentive Award Plan (as amended in 1996) (incorporated by reference to the Registrant's Form S-8 File No. 333-05467, filed June 7, 1996).
10.6	Samsonite Corporation Directors' Stock Plan as amended (incorporated by reference from the Company's Proxy Statement filed May 9, 2001).
10.7
Warrant Agreement, dated as of June 24, 1998, between the Company and BankBoston, N.A. (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.7.1
First Amendment to Warrant Agreement dated as of August 17, 1998, between the Company and BankBoston, N.A. (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.8	Amended and restated FY 1999 Stock Option and Incentive Award Plan (incorporated by reference from Proxy Statement filed May 11, 2004).
10.9
Form of Stock Option Agreement, dated as of March 24, 1999, between the Company and Richard H. Wiley (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).

10.10
Form of Stock Option Agreement, dated as of November 12, 1999, between the Company and Richard H. Wiley (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).
10.11
Employment Agreement, dated as of June 15, 2001, between the Company and Richard H. Wiley (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended October 31, 2001).
10.12	Employment Agreement, dated as of October 1, 2000, between the Company and Marc Matton (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 2002).
10.13
Recapitalisation Agreement by and among Samsonite Corporation, Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC and Ontario Teachers Pension Plan Board, dated as of May 1, 2003 (including various exhibits thereto) (incorporated by reference from the Company's current report on Form 8-K filed May 1, 2003).
10.14
Credit Agreement dated as of July 31, 2003 among the Company, Samsonite Europe N.V., the other Credit Parties signatory thereto, General Electric Capital Corporation, as Agent and as North American Collateral Agent, KBC Bank NV, as Fronting Lender and as European Agent, and the other lenders signatory thereto from time to time (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2003).
10.14.1
Amendment No. 1 to Credit Agreement dated as of May 25, 2004, among Samsonite Corporation, Samsonite Europe, N.V., the other Credit Parties signatory thereto, General Electric Capital Corporation and the other Lenders signatory thereto (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.14.2
Amendment No. 2 to Credit Agreement dated as of November 23, 2004, among Samsonite Corporation, Samsonite Europe, N.V., the other Credit Parties signatory thereto, General Electric Capital Corporation and the other Lenders signatory thereto (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.14.3
Amendment No. 3 to Credit Agreement dated as of February 8, 2006, among Samsonite Corporation, Samsonite Europe, N.V., the other Credit Parties signatory thereto, General Electric Capital Corporation and the other Lenders signatory thereto (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).
10.15
Amendment and Restatement of Term Sheet Between Pension Benefit Guaranty Corporation and Samsonite Corporation (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2003).
10.16
Agreement dated July 23, 2003 by and between the Company and the Pension Benefit Guaranty Corporation, a United States Government Corporation (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2003).
10.17	Letter Agreement, dated January 21, 2005, by and between the Company and Thomas Korbas (incorporated by reference from the Company's current report on Form 8-K filed April 15, 2005).
10.18	Form of Executive Stock Option Agreement dated February 14, 2005 (incorporated by reference from the Company's current report on Form 8-K/A filed February 18, 2005).
10.19
Consulting Agreement dated April 1, 1995 by and among Samsonite Finanziaria S.r.l., Giuseppe Fremder and Samsonite Italia S.r.l. (now Samsonite S.p.A.) (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.20
Amended and Restated Employment Agreement between Samsonite Corporation and Marcello Bottoli, dated as of May 11, 2005 (incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).

10.21	Management Agreement between Samsonite Corporation and Marcello Bottoli, dated as of May 11, 2005 (incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.22
Letter Agreement regarding Employment and Management Agreements between Samsonite Corporation and Marcello Bottoli dated as of May 12, 2005 (incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.23
Stock Option Agreement dated as of April 19, 2004, among Samsonite Corporation, Marcello Bottoli, and Stonebridge Development Limited (incorporated by reference from the Company's Proxy Statement filed May 11, 2004).
10.23.1
Amendment 1 to Stock Option Agreement dated as of March 17, 2005, among Samsonite Corporation, Marcello Bottoli, and Stonebridge Development Limited (incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.24
Chief Executive Officer Stockholders Agreement, dated as of March 2, 2004, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board, Marcello Bottoli, Stonebridge Development Limited and The Bottoli Trust (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2005).
10.24.1
Amendment No. 1 to the Chief Executive Officer Stockholders Agreement, dated as of March 17, 2005, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board, Marcello Bottoli, Stonebridge Development Limited and The Carry Trust (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2005).
10.25
Stockholders Agreement, dated as of July 31, 2003 by and among Samsonite Corporation, Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board and Ares Leveraged Investment Fund, L.P. (incorporated by reference from the Company's Proxy Statement filed June 30, 2003).
10.26
Executive Stockholders Agreement, dated as of September 25, 2003, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board and each of the persons listed on Schedule I thereto (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended October 31, 2003).
10.27
Agreement for Purchase and Sale of Real Estate dated January 24, 2005 between Samsonite Corporation and Panattoni Development Company, LLC (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.28
Advisory Agreement between the Company and each of ACOF Management, Bain Capital (Europe) LLC and Ontario Teacher's Pension Plan Board entered into as of April 1, 2004 (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 2004).
21	Subsidiaries of the Company (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).
23*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1	Consent of KPMG LLP.
24	Power of Attorney (contained on signature page).

*
To be filed by amendment.

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EXPLANATORY NOTE
TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
EXCHANGE RATE VARIATION
WHERE YOU CAN FIND ADDITIONAL INFORMATION
ENFORCEABILITY OF JUDGMENTS
DIRECTORS, SECRETARY, REGISTERED OFFICE, HEAD OFFICE AND ADVISERS
GLOBAL OFFERING STATISTICS
EXPECTED TIMETABLE OF PRINCIPAL EVENTS
PART I: SUMMARY INFORMATION
PART II: RISK FACTORS
PART III: INDUSTRY
PART IV: OUR BUSINESS
PART V: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
PART VI: SELECTED FINANCIAL INFORMATION
PART VII: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PART VIII: SUMMARY OF CERTAIN DIFFERENCES BETWEEN U.S. GAAP AND IFRS RELEVANT TO SAMSONITE
PART IX: DIVIDEND POLICY
PART X: USE OF PROCEEDS
PART XI: DILUTION
PART XII: PRICE RANGE OF COMMON STOCK
PART XIII: PRINCIPAL AND SELLING STOCKHOLDERS
PART XIV: HISTORICAL FINANCIAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SAMSONITE CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS January 31, 2006 and 2005 (Dollars in thousands, except per share amounts)
SAMSONITE CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share amounts)
SAMSONITE CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) (Dollars in thousands, except share amounts)
SAMSONITE CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
SAMSONITE CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS January 31, 2006 and 2005 Dollars and Euros in thousands, except per share amounts
SAMSONITE CORPORATION AND SUBSIDIARIES SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (In thousands)
PART XV: DETAILS OF THE GLOBAL OFFERING
PART XVI: ADDITIONAL INFORMATION
Option Grants in Last Fiscal Year
Aggregated Option Exercises as of January 31, 2006
Samsonite Corporation
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS